CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

As confidentially submitted to the Securities and Exchange Commission on February 25, 2026.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.
No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
ALLEGIANT TRAVEL COMPANY
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	4512 (Primary Standard Industrial Classification Code Number)	20-4745737 (I.R.S. Employer Identification No.)

1201 North Town Center Drive
Las Vegas, Nevada 89144
Telephone: (702) 851-7300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Robert B. Goldberg
Senior Vice President, Senior Counsel
Allegiant Travel Company
1201 North Town Center Drive
Las Vegas, Nevada 89144
Telephone: 702-830-8877
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of all communications, including communications sent to agent for service, should be sent to:

Richard Oliver Micah Kegley Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, DC 20005 (202) 371-7000	Rose Neale Senior Vice President, Chief Legal Officer, and Corporate Secretary Sun Country Airlines Holdings, Inc. 2005 Cargo Road Minneapolis, Minnesota 55450 (651) 681-3900	Iliana Ongun Scott Golenbock Milbank LLP 55 Hudson Yards New York, New York 10001 (212) 530-5000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon closing as described in the enclosed joint proxy statement/prospectus.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation, or sale is not permitted.
PRELIMINARY, SUBJECT TO COMPLETION, DATED [ ], 2026

&

TRANSACTION PROPOSED-YOUR VOTE IS VERY IMPORTANT
Dear Stockholders of Allegiant and Sun Country:
On behalf of the boards of directors of Allegiant Travel Company (which we refer to as Allegiant) and Sun Country Airlines Holdings, Inc. (which we refer to as Sun Country), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed acquisition of Sun Country by Allegiant. We are requesting that you take certain actions as a holder of Allegiant common stock or Sun Country common stock, as more fully described in this joint proxy statement/prospectus.
Each of the boards of directors of Allegiant and Sun Country has unanimously approved or adopted, as applicable, an Agreement and Plan of Merger, dated as of January 11, 2026 (which agreement, as it may be amended from time to time, we refer to as the merger agreement), by and among Allegiant, Mirage Merger Sub, Inc., a direct, wholly owned subsidiary of Allegiant (which we refer to as Merger Sub 1), Sawdust Merger Sub, LLC, a direct, wholly owned subsidiary of Allegiant (which we refer to as Merger Sub 2) and Sun Country. Subject to the terms and conditions of the merger agreement, which are more fully described in the accompanying joint proxy statement/prospectus, Allegiant will acquire Sun Country through the merger of Merger Sub 1 with and into Sun Country (which transaction we refer to as the first merger). Sun Country will survive the first merger and become a direct, wholly owned subsidiary of Allegiant. In addition, as more fully described in the accompanying joint proxy statement/prospectus, immediately following the completion of the first merger, Sun Country will merge with and into Merger Sub 2, with Merger Sub 2 surviving as a direct, wholly owned subsidiary of Allegiant (which transaction we refer to as the second merger and, together with the first merger, the mergers).
If the first merger is completed, Sun Country stockholders will be entitled to receive (i) 0.1557 (which we refer to as the exchange ratio) shares of Allegiant common stock (which we refer to as the per-share stock consideration) and (ii) $4.10 in cash, without interest (which we refer to as the per-share cash consideration) for each share of Sun Country common stock that they hold immediately prior to the completion of the first merger. We refer to the per-share stock consideration and the per-share cash consideration collectively as the merger consideration. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the consummation of the first merger. Allegiant stockholders will continue to own their existing shares of common stock of Allegiant, the form of which will not be changed by the transaction.
Upon closing, former Sun Country equityholders will represent approximately 33% of Allegiant common stock on a fully diluted basis and Allegiant equityholders will represent approximately the remaining 67%, calculated on a fully diluted basis, based on the number of shares of common stock and stock-based awards of Allegiant and Sun Country outstanding as of [ ], 2026, the last practicable trading day before the date of the accompanying joint proxy statement/prospectus.
The value of the merger consideration to be received in exchange for each share of Sun Country common stock will fluctuate with the market value of Allegiant common stock until the first merger is completed. Based on Allegiant’s closing share price on January 9, 2026, the implied value of the merger consideration was $18.89, which represents a premium of approximately 19.8% over Sun Country’s closing share price on January 9, 2026, and 18.8% over the 30-day volume-weighted average closing price. Based on Allegiant’s closing share price on [ ], 2026, the last practicable trading day before the date of the accompanying joint proxy statement/prospectus, the implied value of the merger consideration was $[ ]. The common stock of each of Allegiant and Sun Country is listed on Nasdaq under the symbol “ALGT” and “SNCY,” respectively. We urge you to obtain current market quotations for the shares of common stock of Allegiant and Sun Country.
Each of Allegiant and Sun Country will hold a special meeting of its stockholders in connection with the mergers, the issuance of Allegiant common stock in connection with the first merger, and the other transactions contemplated by the merger agreement (which we refer to as the proposed transactions).
Allegiant’s special meeting of stockholders will be held at Allegiant’s headquarters at 1201 N. Town Center Drive, Las Vegas, Nevada 89144 on [ ], 2026 at [ ] a.m., Pacific Time (unless it is adjourned or postponed to a later date). At the Allegiant special meeting, Allegiant stockholders will be asked to consider and vote on the following matters: (i) a proposal to approve the issuance of Allegiant common stock in connection with the first merger (which we refer to as the share issuance proposal) and (ii) a proposal to give the Allegiant board authority to adjourn the Allegiant special meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Allegiant special meeting to approve the share issuance proposal (which we refer to as the Allegiant adjournment proposal). The Allegiant board of directors has unanimously approved the merger agreement and the proposed transactions and unanimously recommends that Allegiant stockholders vote “FOR” the share issuance proposal and “FOR” the Allegiant adjournment proposal.
Sun Country’s special meeting of stockholders will be held virtually on [ ], 2026 at [ ] a.m., Central Time (unless it is adjourned or postponed to a later date) via live audio webcast at [ ]. The Sun Country special meeting will be held exclusively online via live audio webcast. At the Sun Country special meeting, Sun Country stockholders will be asked to consider and vote on the following matters: (i) a proposal to adopt the merger agreement (which we refer to as the merger agreement proposal); (ii) a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to the named executive officers of Sun Country in connection with the transactions contemplated by the merger agreement (which we refer to as the merger-related compensation proposal); and (iii) a proposal to give the Sun Country board authority to adjourn the Sun Country special meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Sun Country special meeting to approve the merger agreement proposal (which we refer to as the Sun Country adjournment proposal). The Sun Country board of directors has unanimously approved and declared advisable the merger agreement and the proposed transactions, has determined that it is fair to and in the best interests of Sun Country and its stockholders, and declared it advisable, to consummate the proposed transactions and unanimously recommends that Sun Country stockholders vote “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal, and “FOR” the Sun Country adjournment proposal.
The accompanying joint proxy statement/prospectus contains detailed information about Allegiant, Sun Country, the merger agreement and the proposed transactions. In particular, see “Risk Factors” beginning on page 36. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus and is incorporated by reference herein. We encourage you to read the accompanying joint proxy statement/prospectus and its annexes, including the merger agreement, carefully and in their entirety. You may also obtain information about Allegiant and Sun Country from the Securities and Exchange Commission.
Your vote is very important regardless of the number of shares of Allegiant common stock or Sun Country common stock that you own. The proposed transactions cannot be completed unless Allegiant stockholders approve the issuance of shares of Allegiant common stock pursuant to the merger agreement and Sun Country stockholders adopt the merger agreement.
Whether or not you plan to attend your company’s special meeting of stockholders, please submit your proxy as soon as possible to make sure that your shares are represented at that meeting.

Gregory C. Anderson Chief Executive Officer Allegiant Travel Company	Jude Bricker President and Chief Executive Officer Sun Country Airlines Holdings, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the first merger, the second merger, or the other transactions described in the accompanying joint proxy statement/prospectus or the securities to be issued in connection with the proposed transactions or determined if the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
The accompanying joint proxy statement/prospectus is dated [ ], 2026 and is first being mailed to stockholders of Allegiant and Sun Country on or about [ ], 2026.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

1201 North Town Center Drive
Las Vegas, Nevada 89144

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [  ], 2026
To the Stockholders of Allegiant Travel Company:
NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Allegiant Travel Company (which we refer to as the Allegiant special meeting) will be held at Allegiant’s headquarters at 1201 N. Town Center Drive, Las Vegas, Nevada 89144 on [  ], 2026 at [  ] a.m., Pacific Time (unless it is adjourned or postponed to a later date). We are pleased to notify you of, and invite you to attend, the Allegiant special meeting. At the Allegiant special meeting, Allegiant stockholders will be asked to consider and vote on the following matters:
1.
a proposal to approve the issuance of Allegiant common stock, par value $0.001 per share, pursuant to the Agreement and Plan of Merger, dated as of January 11, 2026 (which agreement, as it may be amended from time to time, we refer to as the merger agreement), by and among Allegiant Travel Company (which we refer to as Allegiant), Sun Country Airlines Holdings, Inc. (which we refer to as Sun Country), Mirage Merger Sub, Inc. and Sawdust Merger Sub, LLC, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice (which proposal we refer to as the share issuance proposal); and

2.
a proposal to give the Allegiant board of directors authority to adjourn the Allegiant special meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Allegiant special meeting to approve the share issuance proposal (which proposal we refer to as the Allegiant adjournment proposal).

Approval of the share issuance proposal is required to complete the mergers, the issuance of Allegiant common stock, and the other transactions contemplated by the merger agreement (which we refer to as the proposed transactions).
Allegiant will transact no other business at the Allegiant special meeting, except for business properly brought before the Allegiant special meeting or any adjournment or postponement thereof by or at the direction of the Allegiant board of directors. The accompanying joint proxy statement/prospectus describes the matters to be considered at the Allegiant special meeting in more detail.
The Allegiant board of directors has set [  ], 2026 as the record date for the Allegiant special meeting for determining the Allegiant stockholders entitled to notice of and to vote at the Allegiant special meeting and any adjournment or postponement thereof. Only stockholders of record at the close of business on [  ], 2026 are entitled to notice of, and to vote at, the Allegiant special meeting.
Your vote is very important regardless of the number of shares of Allegiant common stock that you own. The proposed transactions cannot be completed without approval of the share issuance proposal by the affirmative vote of the majority of the votes cast by the holders of outstanding shares of Allegiant common stock represented in person or by proxy and entitled to vote on such matter at the Allegiant special meeting, or any adjournment or postponement thereof. Whether or not you expect to participate in the Allegiant special meeting, Allegiant urges you to submit a proxy to have your shares voted as promptly as possible either: (i) via the internet at [  ] (see proxy card for instructions); (ii) by telephone (see proxy card for instructions); or (iii) by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Allegiant special meeting. If your shares are held in “street name” by a bank, broker, nominee, trustee, or other record holder, please follow the instructions on the voting instruction card furnished by such bank, broker, nominee, trustee, or other record holder.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
The Allegiant board of directors has unanimously approved the merger agreement and the proposed transactions and unanimously recommends that you vote “FOR” the share issuance proposal and “FOR” the Allegiant adjournment proposal.
The accompanying joint proxy statement/prospectus provides a detailed description of the merger agreement, the proposed transactions, and the matters to be considered at the Allegiant special meeting. A summary of the merger agreement is included in the joint proxy statement/prospectus in the sections entitled “The Proposed Transactions” and “The Merger Agreement,” and a copy of the merger agreement is attached as Annex A to the joint/proxy statement prospectus, each of which are incorporated by reference into this notice to the same extent as if fully set forth herein. We encourage you to carefully read the accompanying joint proxy statement/prospectus (including the annexes thereto) and any other documents incorporated by reference herein in their entirety.
PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSED TRANSACTIONS, THE SHARE ISSUANCE PROPOSAL, THE ALLEGIANT ADJOURNMENT PROPOSAL, OR VOTING YOUR SHARES, PLEASE CONTACT:
[  ]
[  ]
Stockholders may call toll-free: [  ]
Banks and Brokers may call collect: [  ]
By Order of the Board of Directors of
Allegiant Travel Company
Robert B. Goldberg
Secretary
Las Vegas, Nevada

[  ], 2026

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

Sun Country Airlines Holdings, Inc.
2005 Cargo Road
Minneapolis, MN 55450
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [ ], 2026
To the Stockholders of Sun Country Airlines Holdings, Inc.:
On January 11, 2026, Sun Country Airlines Holdings, Inc. (which we refer to as Sun Country), Allegiant Travel Company (which we refer to as Allegiant), and two wholly owned subsidiaries of Allegiant, Mirage Merger Sub, Inc. and Sawdust Merger Sub, LLC, entered into an Agreement and Plan of Merger (which we refer to as, and as may be amended from time to time, the merger agreement), a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice. The merger agreement provides, among other things, for the acquisition of Sun Country by Allegiant through two mergers: (i) first, Mirage Merger Sub, Inc. will merge with and into Sun Country, with Sun Country surviving as a direct, wholly owned subsidiary of Allegiant (which merger we refer to as the first merger); and (ii) second, immediately after the first merger, Sun Country will merge with and into Sawdust Merger Sub, LLC, with Sawdust Merger Sub, LLC surviving as a direct, wholly owned subsidiary of Allegiant (which merger we refer to as the second merger and, together with the first merger, the mergers).
NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Sun Country (which we refer to as the Sun Country special meeting) will be held virtually at [ ], Central Time, on [ ], 2026 (unless it is adjourned or postponed to a later date) via live audio webcast at [ ]. The Sun Country special meeting will be held exclusively online via live audio webcast.
We are pleased to notify you of, and invite you to attend, the Sun Country special meeting. At the Sun Country special meeting, you will be asked to consider and vote on the following matters:
1.	a proposal to adopt the merger agreement and the transactions contemplated thereby, including the mergers (which proposal we refer to as the merger agreement proposal);
2.
a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to the named executive officers of Sun Country in connection with the transactions contemplated by the merger agreement (which proposal we refer to as the merger-related compensation proposal); and

3.
a proposal to give the Sun Country board authority to adjourn the Sun Country special meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Sun Country special meeting to approve the merger agreement proposal (which proposal we refer to as the Sun Country adjournment proposal).

Approval of the merger agreement proposal is required to complete the transactions contemplated by the merger agreement (which we refer to as the proposed transactions).
Sun Country will transact no other business at the Sun Country special meeting, except for business properly brought before the Sun Country special meeting or, by, or at the direction of the Sun Country board of directors, any adjournment or postponement thereof. The accompanying joint proxy statement/prospectus describes the matters to be considered at the Sun Country special meeting in more detail.
The Sun Country board of directors has set [ ], 2026 as the record date for the Sun Country special meeting for determining the Sun Country stockholders entitled to notice of, to attend and to vote at the Sun Country special meeting and any adjournment or postponement thereof. Only stockholders of record at the close of business on [ ], 2026 are entitled to notice of, to attend and to vote at, the Sun Country special meeting. You may listen to the live audio webcast of the Sun Country special meeting via the internet at [ ]. Instructions on how to participate in the Sun Country special meeting via live audio webcast are described in the accompanying joint proxy statement/prospectus and posted at [ ].

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Your vote is very important regardless of the number of shares of Sun Country common stock that you own. The proposed transactions cannot be completed without approval of the merger agreement proposal by the affirmative vote of the holders of a majority in voting power of the outstanding shares of Sun Country common stock entitled to vote on the merger agreement proposal at the Sun Country special meeting, or any postponement thereof. Whether or not you expect to participate in the Sun Country special meeting, Sun Country urges you to submit a proxy to have your shares voted as promptly as possible either (i) via the internet at [ ] (see proxy card for instructions); (ii) by telephone (see proxy card for instructions); or (iii) by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Sun Country special meeting. If your shares are held in “street name” by a bank, broker, nominee, trustee, or other record holder, please follow the instructions on the voting instruction card furnished by such bank, broker, nominee, trustee, or other record holder.
The Sun Country board of directors has unanimously approved and declared advisable the merger agreement and the proposed transactions, has determined that the proposed transactions, on the terms and conditions set forth in the merger agreement, are fair to and the best interests of Sun Country and its stockholders and unanimously recommends that you vote “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal, and “FOR” the Sun Country adjournment proposal.
The accompanying joint proxy statement/prospectus provides a detailed description of the merger agreement, the proposed transactions, and the matters to be considered at the Sun Country special meeting. A summary of the merger agreement is included in the joint proxy statement/prospectus in the sections entitled “The Proposed Transactions” and “The Merger Agreement,” and a copy of the merger agreement is attached as Annex A to the joint/proxy statement prospectus, each of which are incorporated by reference into this notice to the same extent as if fully set forth herein. We encourage you to carefully read the accompanying joint proxy statement/prospectus (including the annexes thereto) and any other documents incorporated by reference herein in their entirety.
PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSED TRANSACTIONS, THE MERGER AGREEMENT PROPOSAL, THE MERGER-RELATED COMPENSATION PROPOSAL, THE SUN COUNTRY ADJOURNMENT PROPOSAL, OR VOTING YOUR SHARES, PLEASE CONTACT:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders may call toll free: +1 (877) 750-8198
Banks and Brokers may call collect: +1 (212) 750-5833
By Order of the Board of Directors of
Sun Country Airlines Holdings, Inc.
Erin Rose Neale
Chief Legal Officer, Senior Vice President, and Corporate Secretary
Minneapolis, Minnesota
[ ], 2026

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
REFERENCES TO ADDITIONAL INFORMATION
This joint proxy statement/prospectus incorporates by reference important business and financial information about Allegiant and Sun Country from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a listing of the documents incorporated by reference into this joint proxy statement/prospectus and additional information, see “Where You Can Find More Information” beginning on page 157.
You can obtain any of the documents incorporated by reference into this joint proxy statement/prospectus without charge by requesting them in writing or by telephone from [  ], Allegiant’s proxy solicitor, or Innisfree M&A Incorporated, Sun Country’s proxy solicitor, at the following addresses and telephone numbers:

For Allegiant Stockholders: [ ] [ ] Stockholders may call toll-free: [ ] Banks and Brokers may call collect: [ ]
For Sun Country Stockholders:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders may call toll free: +1 (877) 750-8198
Banks and Brokers may call collect: +1 (212) 750-5833

You will not be charged for any of these documents that you request. To receive timely delivery of the documents in advance of the special meetings, you should make your request no later than [  ], 2026, which is five business days before the special meetings.
You may also obtain any of the documents incorporated by reference into this joint proxy statement/prospectus without charge through the Securities and Exchange Commission (which we refer to as the SEC) website at www.sec.gov. In addition, you may obtain copies of documents filed by Allegiant with the SEC by accessing Allegiant’s website at https://ir.allegiantair.com/financials/sec-filings. You may also obtain copies of documents filed by Sun Country with the SEC by accessing Sun Country’s website at https://ir.suncountry.com/financials/sec-filings.
We are not incorporating the contents of the websites of the SEC, Allegiant, Sun Country or any other entity into this joint proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this joint proxy statement/prospectus at these websites only for your convenience.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS
Except where the context otherwise states, Allegiant has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Allegiant (including the annexes hereto), and Sun Country has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Sun Country (including the annexes hereto). Allegiant and Sun Country both contributed information relating to the proposed transactions.
This joint proxy statement/prospectus forms a part of a registration statement on Form S-4 (Registration No. 333-[  ]) filed by Allegiant with the SEC. It constitutes a prospectus of Allegiant under Section 5 of the Securities Act, and the rules thereunder, with respect to the shares of Allegiant common stock to be issued to Sun Country stockholders in the first merger. It also constitutes a proxy statement under Section 14(a) of the Exchange Act and a notice of meeting (i) with respect to the Allegiant special meeting of stockholders at which Allegiant stockholders will consider and vote on the share issuance proposal and the Allegiant adjournment proposal and (ii) with respect to the Sun Country special meeting of stockholders at which Sun Country stockholders will consider and vote on the merger agreement proposal, the merger-related compensation proposal, and the Sun Country adjournment proposal.
You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus (including the annexes hereto). No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this joint proxy statement/prospectus (including the annexes hereto). You should not assume that the information included as annexes or contained in any document incorporated by reference herein is accurate as of any date other than the date of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this joint proxy statement/prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus. Neither Allegiant nor Sun Country assumes any obligation to update the information contained in this joint proxy statement/prospectus (whether as a result of new information, future events, or otherwise), except as required by applicable law. Neither the mailing of this joint proxy statement/prospectus to the stockholders of Allegiant or Sun Country, nor Allegiant or Sun Country taking of any actions contemplated hereby at any time, will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
i

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
ii

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
iii

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
DEFINED TERMS
Unless stated otherwise, when the following bolded terms and abbreviations appear in this joint proxy statement/prospectus, they have the meanings indicated below:

acquisition proposal
means, with respect to Allegiant or Sun Country (each, a “party”), as applicable, any offer or proposal from any person (other than a party) concerning any, in a single transaction or series of related transactions, direct or indirect, (i) merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or similar transaction involving (A) such party or (B) any of its subsidiaries, in each case that would result in any person or group (or the stockholders of any person or group) beneficially owning, directly or indirectly, more than 15% of the voting power of such party or 15% of the voting power of the surviving entity in a merger involving such party or the resulting direct or indirect parent of such party or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power), (ii) sale, lease, exchange, transfer, license or other disposition of assets of such party or its subsidiaries representing 15% or more of the consolidated assets of such party (whether based on the fair market value, revenue generation or net income), (iii) issuance or sale by such party or its subsidiaries of equity interests representing, convertible into or exchangeable for 15% or more of the voting power of such party, (iv) transaction in which any person will acquire beneficial ownership or the right to acquire beneficial ownership or any group has been formed which beneficially owns or has the right to acquire beneficial ownership of, equity interests representing 15% or more of the voting power of such party, (v) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any person (or the stockholders of any person) beneficially owning 15% or more of the voting power of such party, or (vi) any combination of the foregoing (in each case, other than the mergers)

Allegiant	Allegiant Travel Company, a Nevada corporation

Allegiant board	the board of directors of Allegiant

Allegiant bylaws	the bylaws of Allegiant, as amended

Allegiant common stock	the common stock, par value $0.001 per share, of Allegiant

Allegiant equity award
an Allegiant option, Allegiant RSU, Allegiant restricted shares and any other equity award granted under any employee or director stock option, stock purchase or equity compensation plan, arrangement or agreement of Allegiant

Allegiant option	an option to purchase shares of Allegiant common stock

Allegiant restricted shares	each outstanding and issued share of Allegiant common stock that is subject to one or more vesting conditions.

Allegiant stockholder approval
the affirmative vote of the holders of a majority of the votes cast by the shares of Allegiant common stock represented and entitled to vote thereon at the Allegiant special meeting, or any adjournment or postponement thereof

Barclays	Barclays Capital Inc.

closing	the consummation of the mergers

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

Code	the Internal Revenue Code of 1986, as amended

combined company	Allegiant immediately following the closing

confidentiality agreement	the confidentiality agreement, by and between Allegiant and Sun Country, dated as of September 16, 2025, as may be amended from time to time

DGCL	the General Corporation Law of the State of Delaware

DHS	the U.S. Department of Homeland Security

dissenting share
a share of Sun Country common stock outstanding immediately prior to the first effective time and held by a holder who is entitled to demand and has properly demanded appraisal for such share in accordance with, and who complies in all respects with, Section 262 of the DGCL

DOT	the U.S. Department of Transportation

Exchange Act	Securities Exchange Act of 1934, as amended

exchange ratio	0.1557

FAA	the U.S. Federal Aviation Administration

first effective time	the effective time of the first merger

first merger	the merger of Merger Sub 1 with and into Sun Country, resulting in Sun Country surviving as a direct, wholly owned subsidiary of Allegiant

GAAP	generally accepted accounting principles in the United States

Goldman Sachs	Goldman Sachs & Co. LLC

governmental entity
any national, federal, state, county municipal, local or foreign government, or other political subdivision thereof, any multinational organization or authority, any authority, agency, commission, or any entity exercising executive, legislative, judicial, regulatory, police, taxing, or administrative functions, power, or authority of or pertaining to government

HSR Act	the Hart-Scott-Rodino Antitrust Improvements Act of 1976

HSR Act clearance
the expiration or termination of the waiting period applicable to the closing under the HSR Act and of any customary timing agreement with any governmental entity to toll, stay or extend such waiting period or to delay or not to consummate the mergers intervening event
means, with respect to Allegiant or Sun Country, as applicable, any material event, circumstance, change, effect, development, occurrence or condition that was (i) not actually known or reasonably foreseeable by the Sun Country board or the Allegiant board, as applicable, as of the date of the merger agreement or (ii) known to the Sun Country board or the Allegiant board, as applicable, as of the date of the merger agreement, but the consequences of which were not known or reasonably foreseeable and, in either such case, becomes known to the Sun Country board or the Allegiant board, as applicable, after the date of the merger agreement and prior to approval of the proposed transactions by the Sun

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

Country stockholders or the Allegiant stockholders, as applicable; provided, however, that in no event will any event, circumstance, change, effect, development, occurrence or condition resulting from or relating to any of the following give rise to an intervening event: (i) any acquisition proposal, inquiry discussion, offer or request; (ii) any matter contemplated by section 5.6 of the merger agreement or any consequence thereof; (iii) any matter contemplated by clauses (A)–(D) of the definition of material adverse effect as set forth in the merger agreement; (iv) any change in the trading price or trading volume, or the improvement in rating, of shares of Sun Country common stock or Allegiant common stock on Nasdaq or any change in (although, for purposes of clarity, any underlying facts or set of circumstances causing such change may be considered, if not otherwise excluded by this definition); and (v) the fact that Sun Country or Allegiant has exceeded or met any projections, forecasts, predictions or expectations in respect of the party’s revenue, earnings or other financial performance or results of operations (although for purposes of clarity, any underlying facts or set of circumstances causing such event may be considered)

measurement price
an amount equal to the volume weighted average price per share as reported by Bloomberg L.P. (or, if not reported therein, in another authoritative reporting source mutually selected by Allegiant and Sun Country), rounded to four decimal places (with amounts 0.00005 and above rounded up), of Allegiant common stock on Nasdaq for the three consecutive trading day period that ends on (and includes) the penultimate trading day immediately prior to the closing date merger agreement
the Agreement and Plan of Merger, dated as of January 11, 2026, by and among Allegiant, Merger Sub 1, Merger Sub 2, and Sun Country, as may be amended from time to time, a copy of which is attached as Annex A to this joint proxy statement/prospectus

merger consideration	the per-share cash consideration together with the per-share stock consideration

merger consideration closing value	(i) the per-share cash consideration, plus (ii) the product of (A) the exchange ratio, multiplied by (B) the measurement price.

Merger Sub 1	Mirage Merger Sub, Inc., a Delaware corporation

Merger Sub 2	Sawdust Merger Sub, LLC, a Nevada limited liability company

mergers	the first merger and the second merger

Nasdaq	Nasdaq Stock Market LLC and any successor stock exchange

NRS	Nevada Revised Statutes, as amended

outside date	January 11, 2027, as it may be extended pursuant to the merger agreement

per-share cash consideration	$4.10 in cash, without interest

per-share stock consideration	the exchange ratio of fully paid and non-assessable shares of Allegiant common stock in book-entry form

proposed transactions	the mergers, the share issuance and the other transactions contemplated by the merger agreement

required regulatory	HSR Act clearance and all consents required to be obtained from the FAA, DOT, FCC and

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

approvals	DHS (including the TSA) in connection with the closing

SEC	U.S. Securities and Exchange Commission

second effective time	the effective time of the second merger

second merger
the merger of Sun Country (as the surviving corporation of the first merger) with and into Merger Sub 2 immediately after the first merger, resulting in Merger Sub 2 surviving as a direct, wholly owned subsidiary of Allegiant

Securities Act	Securities Act of 1933, as amended

share issuance	the issuance of shares of Allegiant common stock pursuant to the merger agreement

share issuance proposal	the proposal to approve the share issuance

Sun Country	Sun Country Airlines Holdings, Inc., a Delaware corporation

Sun Country certificate of incorporation	the Second Amended and Restated Certificate of Incorporation of Sun Country

Sun Country board	the board of directors of Sun Country

Sun Country bylaws	the Second Amended and Restated Bylaws of Sun Country, as amended

Sun Country common stock	the common stock, par value $0.01 per share, of Sun Country

Sun Country PRSU	each performance share unit award in respect of shares of Sun Country common stock

Sun Country RSU	each restricted stock unit award in respect of shares of Sun Country common stock superior proposal
means, with respect to Allegiant or Sun Country, as applicable, a bona fide written acquisition proposal (except the references therein to “15%” will be replaced by “50%”) made by any person after the date of the merger agreement that such party board of directors has determined, in good faith after consultation with its outside legal and financial advisors, would result in a transaction that, if consummated, is more favorable to the stockholders of such party from a financial point of view than the proposed transactions and that such party’s board of directors has determined, in good faith after consultation with its outside legal and financial advisors, is reasonably capable of being consummated in accordance with the terms of such acquisition proposal, in each case, taking into account all financial, regulatory, financing, legal, conditionality, break-up fee and other aspects of such acquisition proposal

TRA holders	Sun Country’s pre-IPO stockholders

TSA	the U.S. Transportation Security Administration

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTIONS AND THE SPECIAL MEETINGS
The following questions and answers are intended to address briefly some commonly asked questions regarding the merger agreement and the proposed transactions. Allegiant and Sun Country urge you to read carefully this entire joint proxy statement/prospectus, including the annexes and the other documents referred to or incorporated by reference into this joint proxy statement/prospectus, because the information in this section does not provide all of the information that might be important to you.
About the Merger Agreement and the Proposed Transactions
Q:	What is the merger agreement and what are the mergers?
A:
On January 11, 2026, Allegiant, Sun Country, Merger Sub 1 and Merger Sub 2 entered into the merger agreement. Subject to the terms and conditions of the merger agreement, the parties will consummate the mergers. In the first merger, Merger Sub 1 will merge with and into Sun Country, with Sun Country continuing as the surviving corporation and a direct, wholly owned subsidiary of Allegiant. Immediately following the completion of the first merger, Sun Country will merge with and into Merger Sub 2, with Merger Sub 2 (renamed “Sun Country Airlines Holdings, LLC”) surviving as a direct, wholly owned subsidiary of Allegiant.

Q:	What will Sun Country stockholders receive in the mergers?
A:
Pursuant to the merger agreement, in the first merger, Sun Country stockholders will receive the per-share cash consideration (which is $4.10 in cash, without interest) and the per-share stock consideration (which is 0.1557 fully paid and nonassessable shares of Allegiant common stock) for each share of Sun Country common stock that they own.

Q:	What happens if the market price of Allegiant common stock or Sun Country common stock changes before the closing and what is the value of the merger consideration?
A:
Changes in the market price of Allegiant common stock or the market price of Sun Country common stock at or prior to the closing will not change the number of shares of Allegiant common stock that Sun Country stockholders will receive because the per-share stock consideration is fixed. The value of the merger consideration to be received in exchange for each share of Sun Country common stock will fluctuate with the market value of Allegiant common stock until the closing.

Based on Allegiant’s unaffected closing share price on January 9, 2026, the last trading day prior to the public announcement of the merger agreement, the implied value of the merger consideration was $18.89 per share, representing a 19.8% premium over Sun Country’s closing share price on January 9, 2026, and an 18.8% premium over Sun Country’s 30-trading-day volume weighted average closing price per share.
Based on Allegiant’s closing stock price on [ ], 2026, the last practicable trading day before the date of this joint proxy statement/prospectus, the implied value of the merger consideration was $[ ] per share.
Q:	Are there any conditions to the closing?
A:
Yes. The closing is conditioned on Allegiant stockholders approving the share issuance proposal, Sun Country stockholders approving the merger agreement proposal, receipt of the required regulatory approvals, and a number of other conditions that must be satisfied or waived before the closing. For a description of all of the conditions to the closing, see “The Merger Agreement—Conditions to Closing” beginning on page 113.

For Allegiant Stockholders
Q:	When and where is the Allegiant special meeting?
A:
The special meeting of Allegiant stockholders, which we refer to as the Allegiant special meeting, will be held at Allegiant’s headquarters at 1201 N. Town Center Drive, Las Vegas, Nevada 89144 on [ ], 2026 at [ ] a.m., Pacific Time (unless it is adjourned or postponed to a later date).

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Q:	What matters will be voted on at the Allegiant special meeting?
A:	Allegiant stockholders will be asked to consider and vote on the following proposals:
•	the share issuance proposal; and
•	the Allegiant adjournment proposal.
Q:	Who is entitled to vote at the Allegiant special meeting?
A:
The Allegiant record date is [ ], 2026. Only holders of Allegiant common stock as of the close of business on the Allegiant record date are entitled to notice of, and to vote at, the Allegiant special meeting, unless a new record date is set in connection with any adjournment or postponement of the Allegiant special meeting. As of the Allegiant record date, there were [ ] issued and outstanding shares of Allegiant common stock. Each Allegiant stockholder entitled to vote at the Allegiant special meeting is entitled to one vote per share at the Allegiant special meeting. As of the Allegiant record date, the issued and outstanding Allegiant common stock was held by approximately [ ] stockholders of record.

Q:	How does the Allegiant board recommend that I vote on the proposals?
A:
After careful consideration, the Allegiant board unanimously (i) determined that the merger agreement and the consummation of the proposed transactions were advisable and in the best interests of Allegiant and (ii) directed that the share issuance proposal and the Allegiant adjournment proposal be submitted to the Allegiant stockholders for approval at the Allegiant special meeting. The Allegiant board recommends that Allegiant stockholders vote “FOR” the share issuance proposal and “FOR” the Allegiant adjournment proposal. For a summary of the factors considered by the Allegiant board in reaching its decision to approve the merger agreement and the proposed transactions, see “The Proposed Transactions—Allegiant’s Reasons for the Mergers; Recommendation of the Allegiant Board of Directors” beginning on page 63.

Q:	What will happen to my shares of Allegiant common stock?
A:
Nothing. You will continue to own the same shares of Allegiant common stock that you owned prior to the closing. As a result of the share issuance, however, the overall ownership percentage of the current Allegiant stockholders in the combined company will be diluted.

Immediately following the closing:
•
continuing Allegiant equityholders will represent approximately 67% of Allegiant common stock calculated on a fully diluted basis, based on the number of shares and stock-based awards of Allegiant and Sun Country outstanding as of [ ], 2026, the last practicable trading day before the date of this joint proxy statement/prospectus; and

•
former Sun Country equityholders will represent approximately 33% of Allegiant common stock calculated on a fully diluted basis, based on the number of shares and stock-based awards of Allegiant and Sun Country outstanding as of [ ], 2026, the last practicable trading day before the date of this joint proxy statement/prospectus.

Q:	Do the Allegiant directors and executive officers have any interests in the proposed transactions?
A:
Yes. In connection with the proposed transactions, Allegiant’s directors and executive officers have interests in the proposed transactions that may be different from, or in addition to, those of the stockholders of Allegiant generally. The Allegiant board was aware of these interests and considered them, among other things, in reaching its decision to approve the merger agreement and the proposed transactions. These interests are described in more detail in “The Proposed Transactions—Interests of Directors and Executive Officers in the Proposed Transactions—Interests of Allegiant Directors and Executive Officers in the Proposed Transactions.”

Q:	What constitutes a quorum at the Allegiant special meeting?
A:
The Allegiant bylaws provide that a quorum at the Allegiant special meeting is the presence, in person or by proxy, of the holders of a majority of the shares of Allegiant common stock outstanding on the record date.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Q:	What vote is required for Allegiant stockholders to approve the share issuance proposal?
A:
Assuming a quorum is present at the Allegiant special meeting, approval of the share issuance proposal requires the affirmative vote of the holders of a majority of the votes cast by the shares of Allegiant common stock represented and entitled to vote thereon at the Allegiant special meeting.

Q:	What vote is required for Allegiant stockholders to approve the Allegiant adjournment proposal?
A:
Whether or not a quorum is present, approval of the Allegiant adjournment proposal requires the affirmative vote of the holders of a majority of the votes cast by the shares of Allegiant common stock represented and entitled to vote thereon at the Allegiant special meeting. The vote on the Allegiant adjournment proposal is separate and apart from the vote to approve the share issuance proposal and is not a condition to the closing.

Q:	Is my vote at the Allegiant special meeting important and how are votes counted at the Allegiant special meeting?
A:
Yes, your vote is very important. If you do not submit a proxy or vote in person at the meeting, it will be more difficult for us to obtain the necessary quorum to hold the Allegiant special meeting. For the share issuance proposal, you may vote “FOR” or “AGAINST” or you may “ABSTAIN.” For purposes of the share issuance proposal, assuming a quorum is present, abstention from voting, the failure of an Allegiant stockholder who holds his, her, or its shares in “street name” through a bank, broker, nominee, trustee, or other record holder to give voting instructions to that bank, broker, nominee, trustee, or other record holder, or any other failure of an Allegiant stockholder to vote, will have no effect on the outcome of the share issuance proposal because these failures to vote are not considered “votes cast.”

For the Allegiant adjournment proposal, you may vote “FOR” or “AGAINST” or you may “ABSTAIN.” For purposes of the Allegiant adjournment proposal, whether or not a quorum is present, abstention from voting, the failure of an Allegiant stockholder who holds his, her, or its shares in “street name” through a bank, broker, nominee, trustee, or other record holder to give voting instructions to that bank, broker, nominee, trustee, or other record holder, or any other failure of an Allegiant stockholder to vote, will have no effect on the outcome of the Allegiant adjournment proposal because these failures to vote are not considered “votes cast.”
Properly executed proxy cards with no instructions indicated on the proxy card will be voted “FOR” the share issuance proposal and “FOR” the Allegiant adjournment proposal.
Q:	What happens if I sell my Allegiant common stock before the Allegiant special meeting?
A:
The record date for the Allegiant special meeting is earlier than the date of the Allegiant special meeting. If you sell your shares of Allegiant common stock after Allegiant’s record date but before the date of the Allegiant special meeting, you will retain any right to vote at the Allegiant special meeting.

Q:	How do I submit a proxy or vote my shares at the Allegiant special meeting?
A:
You may submit your proxy by telephone, through the internet, or by mailing the enclosed proxy card. You can also vote in person at the meeting, and submitting your voting instructions by proxy card will not affect your right to attend and vote. If you hold your shares in more than one account, please be sure to submit a proxy for each proxy card you receive.

To submit your proxy by telephone, call [ ]. In order to vote your shares by telephone, you will need the [16-digit] control number included on your enclosed proxy card (which is unique to each Allegiant stockholder to ensure all voting instructions are genuine and to prevent duplicate voting).
To submit your proxy through the internet, you may vote your shares at [ ]. In order to vote your shares through the internet, you will need the [16-digit] control number included on your enclosed proxy card.
If you choose to submit your proxy through the internet or by telephone, your proxy must be received by [11:59 p.m., Pacific Time] on [ ], 2026 in order to be counted at the Allegiant special meeting.
We recommend you submit your vote by proxy prior to the date of the Allegiant special meeting even if you plan to attend the meeting.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
If you hold your shares of Allegiant common stock in “street name” through a bank, broker, nominee, trustee, or other record holder, you may vote through the internet or by telephone only if internet or telephone voting is made available by your bank, broker, nominee, trustee, or other record holder. Please follow the voting instructions provided by your bank, broker, nominee, trustee, or other record holder with these materials.
If you hold shares of Allegiant common stock directly in your name as a stockholder of record, you may vote by mail by completing, signing, and dating your enclosed proxy card and returning it in the accompanying pre-addressed envelope no later than the close of business on [ ], 2026 in order for your vote to be counted at the Allegiant special meeting. Your signed proxy card must be received by [ ], 2026, 11:59 p.m., Pacific Time, to be counted.
If you hold your shares of Allegiant common stock in “street name” through a bank, broker, nominee, trustee, or other record holder, you may vote by mail by completing, signing, and dating the voting instruction form provided by your bank, broker, nominee, trustee, or other record holder and returning it in the accompanying pre-addressed envelope. Your bank, broker, nominee, trustee, or other record holder must receive your voting instruction form in sufficient time to vote your shares at the Allegiant special meeting.
If you hold shares of Allegiant common stock in “street name” through a bank, broker, nominee, trustee, or other record holder, you will receive separate voting instructions from your bank, broker, nominee, trustee, or other record holder for voting. You must follow the voting instructions provided by your bank, broker, nominee, trustee, or other record holder in order to instruct your bank, broker, nominee, trustee, or other record holder on how to vote your shares of Allegiant common stock.
Q:
If my Allegiant shares are held in “street name” by my bank, broker, nominee, trustee, or other record holder, will my bank, broker, nominee, trustee, or other record holder vote my shares for me at the Allegiant special meeting?

A:
If you hold your shares of Allegiant common stock in “street name” through a bank, broker, nominee, trustee, or other record holder, you must instruct your bank, broker, nominee, trustee, or other record holder on how to vote your shares. Your bank, broker, nominee, trustee, or other record holder will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your bank, broker, nominee, trustee, or other record holder with this joint proxy statement/prospectus. Banks, brokers, nominees, trustees, or other record holders through which you may hold shares of Allegiant common stock in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, banks, brokers, nominees, trustees, or other record holders typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. The share issuance proposal and the Allegiant adjournment proposal are non-routine. Therefore, banks, brokers, nominees, trustees, and other record holders do not have discretionary authority to vote on the share issuance proposal or the Allegiant adjournment proposal.

A broker non-vote with respect to Allegiant common stock occurs when (i) a share of Allegiant common stock held by a bank, broker, nominee, trustee, or other record holder is present, in person or represented by proxy, at a meeting of Allegiant stockholders, (ii) the beneficial owner of that share has not instructed his, her, or its bank, broker, nominee, trustee, or other record holder on how to vote on a particular proposal and (iii) the bank, broker, nominee, trustee, or other record holder does not have discretionary voting power on such proposal. Banks, brokers, nominees, trustees, and other record holders do not have discretionary voting authority with respect to the share issuance proposal or the Allegiant adjournment proposal; therefore, if a beneficial owner of shares of Allegiant common stock held in “street name” does not give voting instructions to the bank, broker, nominee, trustee, or other record holder, then those shares will not be present in person or represented by proxy at the Allegiant special meeting. As a result, there will not be any broker non-votes at the Allegiant special meeting.
Because the share issuance proposal requires the affirmative vote of the holders of a majority of the votes cast by the shares of Allegiant common stock represented and entitled to vote thereon at the Allegiant special meeting, and because your bank, broker, nominee, trustee, or other record holder does not have discretionary authority to vote on the share issuance proposal, the failure to provide your bank, broker, nominee, trustee, or other record holder with voting instructions will have no effect on approval of the share issuance proposal, assuming a quorum is present.
Likewise, because the Allegiant adjournment proposal requires the affirmative vote of the holders of a majority of the votes cast by the shares of Allegiant common stock represented and entitled to vote thereon at the Allegiant

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
special meeting, and because your bank, broker, nominee, trustee, or other record holder does not have discretionary authority to vote on the Allegiant adjournment proposal, the failure to provide your bank, broker, nominee, trustee, or other record holder with voting instructions will have no effect on approval of the Allegiant adjournment proposal, assuming a quorum is present.
Q:	How can I revoke or change my vote at the Allegiant special meeting?
A:
You may revoke your vote at any time before voting takes place at the Allegiant special meeting by taking one of the following actions: (i) deliver to the Secretary of Allegiant a written notice, dated later than the proxy you want to revoke, stating that the proxy is revoked or (ii) submit new telephone or internet instructions or deliver a validly executed later-dated proxy. For this purpose, communications to the Corporate Secretary of Allegiant should be addressed to Allegiant Travel Company, Attention: Robert B. Goldberg, Secretary, 1201 N. Town Center Drive, Las Vegas, Nevada 89144 and must be received before the time that the proxy you wish to revoke is voted at the Allegiant special meeting. You may also revoke your proxy by attending and voting during the Allegiant special meeting before the polls are closed. Please note that if your shares are held in “street name” through a bank, broker, nominee, trustee, or other record holder and you wish to revoke a previously granted proxy, you must contact that entity and submit new voting instructions to such bank, broker, nominee, trustee, or other record holder.

Q:	Will a proxy solicitor be used by Allegiant in connection with the Allegiant special meeting?
A:
Yes. Allegiant has engaged [ ] to assist in the solicitation of proxies for the Allegiant special meeting, and Allegiant has agreed to pay them an estimated fee of $[ ] plus their reasonable out-of-pocket expenses incurred in connection with the solicitation.

Q:	Will Allegiant be required to submit the share issuance proposal to Allegiant stockholders even if the Allegiant board has withdrawn, modified, or qualified its recommendation?
A:
Yes. Unless the merger agreement is terminated prior to the Allegiant special meeting, Allegiant is required to submit the share issuance proposal to its stockholders even if the Allegiant board has withdrawn, modified, or qualified its recommendation in favor of the share issuance proposal.

Q:	Am I entitled to exercise appraisal rights in respect of my Allegiant shares?
A:	No. Allegiant stockholders are not entitled to any appraisal rights in connection with the proposed transactions.
Q:	What else do I need to do now prior to the Allegiant special meeting?
A:
You are urged to read this joint proxy statement/prospectus carefully and in its entirety, including its annexes and the information incorporated by reference herein, and to consider how the proposed transactions may affect you. Even if you plan to attend the Allegiant special meeting, please vote promptly.

For Sun Country Stockholders
Q:	How will I receive the merger consideration in respect of my Sun Country shares if the mergers are completed?
A:
If you are a stockholder of record of Sun Country shares and hold your shares in certificated form, you will receive a letter of transmittal with detailed written instructions for exchanging shares for the merger consideration. If you are a holder of record of Sun Country book-entry shares, you will receive (i) a notice advising you of the effectiveness of the mergers, (ii) a statement reflecting the aggregate number of shares of Allegiant common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the merger agreement, and (iii) a check in the amount equal to the cash issuable to you as merger consideration.

If you are not a stockholder of record, but instead hold your shares of Sun Country common stock in “street name” through a bank, broker, nominee, trustee, or other record holder, you will receive instructions from your bank, broker, nominee, trustee, or other record holder as to how to effect the surrender of your “street name” shares in exchange for the merger consideration.
Q:	When and where is the Sun Country special meeting?
A:
The special meeting of Sun Country stockholders, which we refer to as the Sun Country special meeting, will be held virtually on [ ], 2026 at [ ] a.m., Central Time (unless it is adjourned or postponed to a later date) via live audio webcast at [ ].

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Q:	What matters will be voted on at the Sun Country special meeting?
A:	You will be asked to consider and vote on the following proposals:
•	the merger agreement proposal;
•	the merger-related compensation proposal; and
•	the Sun Country adjournment proposal.
Q:	Who is entitled to vote at the Sun Country special meeting?
A:
The Sun Country record date is [ ], 2026. Only holders of Sun Country common stock as of the close of business on the Sun Country record date are entitled to notice of, and to vote at, the Sun Country special meeting, unless a new record date is set in connection with any adjournment or postponement of the Sun Country special meeting. As of the Sun Country record date, there were [ ] issued and outstanding shares of Sun Country common stock. Each Sun Country stockholder entitled to vote at the Sun Country special meeting is entitled to one vote per share at the Sun Country special meeting. As of the Sun Country record date, the issued and outstanding Sun Country common stock was held by approximately [ ] stockholders of record.

Q:	How does the Sun Country Board recommend that I vote on the proposals?
A:
The Sun Country board unanimously (i) determined that it is fair to and in the best interests of Sun Country and its stockholders, and declared it advisable, to enter into the merger agreement and consummate the proposed transactions, (ii) approved and declared advisable the merger agreement and the proposed transactions, and (iii) directed that the merger agreement be submitted to the Sun Country stockholders for adoption at the Sun Country special meeting. The Sun Country board recommends that Sun Country stockholders vote “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal, and “FOR” the Sun Country adjournment proposal. For a summary of the factors considered by the Sun Country board in reaching its decision to approve the merger agreement and the consummation of the proposed transactions, see “The Proposed Transactions—Sun Country Board’s Recommendations and Its Reasons for the Transaction” beginning on page 69.

Q:
Why are Sun Country stockholders being asked to consider and vote on a proposal to approve, by non-binding advisory vote, merger-related compensation arrangements for Sun Country’s named executive officers (i.e., the merger-related compensation proposal)?

A:
Under SEC rules, Sun Country is required to seek a non-binding advisory vote with respect to the compensation that may be paid or become payable to Sun Country’s named executive officers that is based on or otherwise relates to the proposed transactions.

Q:	What happens if Sun Country stockholders do not approve the merger-related compensation proposal?
A:
Because the vote on the merger-related compensation proposal is advisory in nature only, it will not be binding upon Sun Country or Allegiant. Accordingly, the merger-related compensation will be paid to Sun Country’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and other contractual arrangements even if Sun Country stockholders do not approve the merger-related compensation proposal. The vote on the merger-related compensation proposal is separate and apart from the votes to approve the other proposals being presented at the Sun Country special meeting and is not a condition to the closing.

Q:	Do the Sun Country directors and executive officers have any interests in the proposed transactions?
A:
Yes. In connection with the proposed transactions, Sun Country’s directors and executive officers may have interests in the proposed transactions that are different from, or in addition to, those of the stockholders of Sun Country generally. The Sun Country board was aware of these interests and considered them, among other things, in reaching its decision to adopt the merger agreement and approve the proposed transactions. These interests are described in more detail in “The Proposed Transactions—Interests of Directors and Executive Officers in the Proposed Transactions—Interests of Sun Country Directors and Executive Officers in the Proposed Transactions.”

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Q:	What constitutes a quorum at the Sun Country special meeting?
A:
The Sun Country bylaws provide that a quorum at the Sun Country special meeting is the presence, in person or represented by proxy, of a majority in voting power of the outstanding capital stock entitled to vote at the Sun Country special meeting.

Q:	What vote is required for Sun Country stockholders to approve the merger agreement proposal?
A:
Assuming a quorum is present at the Sun Country special meeting, approval of the merger agreement proposal requires the affirmative vote of the holders of majority in voting power of the outstanding shares of Sun Country common stock entitled to vote thereon at the Sun Country special meeting. Only holders of record of Sun Country common stock at the close of business on the Sun Country record date will be entitled to vote on the merger agreement proposal.

Q:	What vote is required for Sun Country stockholders to approve the merger-related compensation proposal?
A:
Assuming a quorum is present at the Sun Country special meeting, approval of the merger-related compensation proposal, which is a non-binding advisory vote, requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Sun Country common stock present in person or represented by proxy at the Sun Country special meeting and entitled to vote on the merger-related compensation proposal. Only holders of record of Sun Country common stock at the close of business on the Sun Country record date will be entitled to vote on the merger-related compensation proposal. The vote on the merger-related compensation proposal is separate and apart from the votes to approve the other proposals being presented at the Sun Country special meeting and is not a condition to the closing.

Q:	What vote is required for Sun Country stockholders to approve the Sun Country adjournment proposal?
A:
Whether or not a quorum is present, approval of the Sun Country adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Sun Country common stock present in person or represented by proxy at the Sun Country special meeting and entitled to vote on the Sun Country adjournment proposal. Only holders of record of Sun Country common stock at the close of business on the Sun Country record date will be entitled to vote on the Sun Country adjournment proposal. The vote on the Sun Country adjournment proposal is separate and apart from the votes to approve the other proposals being presented at the Sun Country special meeting and is not a condition to the closing.

Q:	Is my vote at the Sun Country special meeting important and how are votes counted at the Sun Country special meeting?
A:
Yes, your vote is very important. If you do not submit a proxy or vote in person at the meeting, it will be more difficult for us to obtain the necessary quorum to hold the Sun Country special meeting. For the merger agreement proposal, you may vote “FOR,” “AGAINST,” or “ABSTAIN.” For purposes of the merger agreement proposal, assuming a quorum is present, abstention from voting, the failure of a Sun Country stockholder who holds his, her, or its shares in “street name” through a bank, broker, nominee, trustee, or other record holder to give voting instructions to that bank, broker, nominee, trustee, or other record holder, or any other failure of a Sun Country stockholder to vote, will have the same effect as votes cast “AGAINST” the merger agreement proposal.

For the merger-related compensation proposal, you may vote “FOR,” “AGAINST,” or “ABSTAIN.” For purposes of the merger-related compensation proposal, assuming a quorum is present, the failure of a Sun Country stockholder who holds his, her, or its shares in “street name” through a bank, broker, nominee, trustee, or other record holder to give voting instructions to that bank, broker, nominee, trustee, or other record holder, will have no effect on the outcome of the merger-related compensation proposal because that bank, broker, nominee, trustee, or other record holder does not have discretionary authority to vote on the advisory merger-related compensation proposal. Abstentions will have the same effect as votes cast “AGAINST” the Sun Country merger-related compensation proposal.
For the Sun Country adjournment proposal, you may vote “FOR” or “AGAINST” or you may “ABSTAIN.” For purposes of the Sun Country adjournment proposal, whether or not a quorum is present, the failure of a Sun Country stockholder who holds his, her, or its shares in “street name” through a bank, broker, nominee, trustee, or other record holder to give voting instructions to that bank, broker, nominee, trustee, or other record holder, or any

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
other failure of a Sun Country stockholder to vote, will have no effect on the outcome of the Sun Country adjournment proposal because that bank, broker, nominee, trustee, or other record holder does not have discretionary authority to vote on the adjournment proposal. Abstentions will have the same effect as votes cast “AGAINST” the Sun Country adjournment proposal.
Properly executed proxy cards with no instructions indicated on the proxy card will be voted “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal, and “FOR” the Sun Country adjournment proposal.
Q:	What happens if I sell my Sun Country common stock before the Sun Country special meeting?
A:
The record date for the Sun Country special meeting is earlier than the date of the Sun Country special meeting and the date that the mergers are expected to be completed. If you sell your Sun Country common stock after Sun Country’s record date but before the date of the Sun Country special meeting, you will retain any right to vote at the Sun Country special meeting, but you will have transferred your right to receive the merger consideration. For Sun Country stockholders, in order to receive the merger consideration, you must hold your Sun Country common stock through completion of the first merger.

Q:	How do I submit a proxy or vote my shares at the Sun Country special meeting?
A:
If you hold shares of Sun Country common stock directly in your name as a stockholder of record, you may vote your shares by completing, signing, and dating the enclosed proxy card and returning it using the postage-paid envelope provided, or mailing it to [ ]. Your proxy card must be received no later than the close of business on [ ], 2026 in order for your vote to be counted at the Sun Country special meeting. If you sign and return your proxy card, but do not mark the boxes showing how you wish to vote, your shares will be voted “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal and “FOR” the Sun Country adjournment proposal.

You may also vote by telephone or through the internet. To submit your proxy by telephone, dial [ ]. To submit your proxy through the internet, visit [ ]. In order to vote your shares by telephone or through the internet, you will need the control number on your enclosed proxy card. If you choose to submit your proxy through the internet or by telephone, your proxy must be received by 11:59 p.m. Central Time on [ ], 2026 in order to be counted at the Sun Country special meeting.
If you hold shares of Sun Country in “street name” through a bank, broker, nominee, trustee, or other record holder, please contact such entity for instructions on how to vote your shares of Sun Country common stock at the Sun Country special meeting.
If you are a stockholder of record of Sun Country, you may also cast your vote virtually at the Sun Country special meeting through the internet at [ ] at any time before the closing of the polls at the Sun Country special meeting. If you hold your shares through a bank, broker, nominee, trustee, or other record holder and you plan to participate in and vote at the Sun Country special meeting, you should contact such entity and obtain a legal proxy in order to be able to participate in or vote at the Sun Country special meeting. If you decide to attend the special meeting virtually and vote at the meeting, your vote will revoke any proxy previously submitted.
If you hold your shares in more than one account, please be sure to submit a proxy with respect to each proxy card you receive.
The special meeting will begin promptly at [ ] a.m., Central Time, on [ ], 2026. Sun Country encourages its stockholders to access the meeting prior to the start time leaving ample time for check-in. Please follow the instructions as outlined in this joint proxy statement/prospectus.
Even if you plan to attend the special meeting, Sun Country recommends that you vote your shares in advance as described below so that your vote will be counted even if you later decide not to or become unable to attend the special meeting.
Q:
If my shares are held in “street name” by my bank, broker, nominee, trustee, or other record holder, will my bank, broker, nominee, trustee, or other record holder vote my shares for me at the Sun Country special meeting?

A:
If you hold your shares of Sun Country common stock in “street name” through a bank, broker, nominee, trustee, or other record holder, you must instruct your bank, broker, nominee, trustee, or other record holder on how to vote

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
your shares. Your bank, broker, nominee, trustee, or other record holder will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your bank, broker, nominee, trustee, or other record holder with this joint proxy statement/prospectus. Banks, brokers, nominees, trustees, or other record holders through which you may hold shares of Sun Country common stock in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, banks, brokers, nominees, trustees, or other record holders typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. The merger agreement proposal, the advisory merger-related compensation proposal, and the Sun-Country adjournment proposal are non-routine. Therefore, banks, brokers, nominees, trustees, and other record holders do not have discretionary authority to vote on the merger agreement proposal, the advisory merger-related compensation proposal, or the Sun-Country adjournment proposal.
A broker non-vote with respect to Sun Country common stock occurs when (i) a share of Sun Country common stock held by a bank, broker, nominee, trustee, or other record holder is present, in person or represented by proxy, at a meeting of Sun Country stockholders, (ii) the beneficial owner of that share has not instructed his, her, or its bank, broker, nominee, trustee, or other record holder on how to vote on a particular proposal and (iii) the bank, broker, nominee, trustee, or other record holder does not have discretionary voting power on such proposal. Banks, brokers, nominees, trustees, and other record holders do not have discretionary voting authority with respect to the merger agreement proposal, the advisory merger-related compensation proposal, or the Sun-Country adjournment proposal; therefore, if a beneficial owner of shares of Sun Country common stock held in “street name” does not give voting instructions to the bank, broker, nominee, trustee, or other record holder, then those shares will not be present in person or represented by proxy at the Sun Country special meeting. As a result, there will not be any broker non-votes at the Sun Country special meeting.
Because the merger agreement proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Sun Country common stock entitled to vote on the matter at the Sun Country special meeting, the failure to provide your bank, broker, nominee, or other record holder with voting instructions will have the same effect as a vote “AGAINST” the merger agreement proposal.
Because the advisory merger-related compensation proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Sun Country common stock present in person or represented by proxy at the Sun Country special meeting and entitled to vote on the merger-related compensation proposal, and because your bank, broker, nominee, trustee, or other record holder does not have discretionary authority to vote on the advisory merger-related compensation proposal, the failure to provide your bank, broker, nominee, trustee, or other record holder with voting instructions will have no effect on approval of the advisory merger-related compensation proposal, assuming a quorum is present.
Likewise, because the approval of the Sun Country adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Sun Country common stock present in person or represented by proxy at the Sun Country special meeting and entitled to vote on the Sun Country adjournment proposal, and because your bank, broker, nominee, trustee, or other record holder does not have discretionary authority to vote on the Sun Country adjournment proposal, the failure to provide your bank, broker, nominee, trustee, or other record holder with voting instructions will have no effect on approval of the Sun Country adjournment proposal, whether or not a quorum is present.
Q:	How can I revoke or change my vote at the Sun Country special meeting?
A:
You may revoke your proxy at any time before the vote is taken at the Sun Country special meeting by taking one of the following actions: (i) giving written notice of revocation to Sun Country’s Corporate Secretary, which must be received before the time that the proxy you wish to revoke is voted at the Sun Country special meeting; (ii) submitting new voting instructions over the telephone or the internet prior to 11:59 p.m., Central Time, on [ ], 2026; (iii) delivering a new, validly completed, later-dated proxy card, which must be received no later than the close of business on [ ], 2026; or (iv) joining the Sun Country special meeting virtually and voting during the meeting. For this purpose, communications to the Corporate Secretary of Sun Country should be addressed to Sun Country Airlines Holdings, Inc., Attn: Legal Department, 2005 Cargo Road Minneapolis, Minnesota 55450. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your bank, broker, nominee, trustee, or other record holder, or, if you have obtained a legal proxy from your bank,

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
broker, nominee, trustee, or other record holder giving you the right to vote your shares, by joining the Sun Country special meeting virtually via the internet and voting during the special meeting.
Q:	Will a proxy solicitor be used by Sun Country in connection with the Sun Country special meeting?
A:
Yes. Sun Country has engaged Innisfree M&A Incorporated to assist in the solicitation of proxies for the Sun Country special meeting, and Sun Country has agreed to pay them an estimated fee of up to $[ ], plus their reasonable out-of-pocket expenses incurred in connection with the solicitation.

Q:	Will Sun Country be required to submit the merger agreement proposal to Sun Country stockholders even if the Sun Country board has withdrawn, modified, or qualified its recommendation?
A:
Yes. Unless the merger agreement is terminated prior to the Sun Country special meeting, Sun Country is required to submit the merger agreement proposal to its stockholders even if the Sun Country board has withdrawn, modified, or qualified its recommendation in favor of the proposal.

Q:	Am I entitled to exercise appraisal rights in respect of my Sun Country shares?
A:
Pursuant to Section 262 of the DGCL, holders of shares of Sun Country common stock who hold their shares through the first effective time and do not vote their shares in favor of adoption of the merger agreement and who comply fully with and properly demand appraisal for their shares under the applicable requirements of Section 262 of the DGCL and do not otherwise withdraw or lose the right to appraisal under Delaware law, have the right to seek appraisal of the fair value of their shares of Sun Country common stock, as determined by the Delaware Court of Chancery, if the merger is completed. The “fair value” of shares of Sun Country common stock as determined by the Delaware Court of Chancery may be more than, less than, or equal to the value of the merger consideration that Sun Country stockholders would otherwise be entitled to receive under the terms of the merger agreement. Sun Country stockholders also should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Holders of Sun Country common stock who wish to preserve any appraisal rights they may have, must so advise Sun Country by submitting a written demand for appraisal prior to the vote to adopt the merger agreement and approve the transactions contemplated thereby, must not vote in favor of the merger agreement proposal and must otherwise follow fully the procedures prescribed by Section 262 of the DGCL. For further information, see “The Proposed Transactions—Appraisal Rights in the Merger” beginning on page 105.

Q:	What else do I need to do now prior to the Sun Country special meeting?
A:
You are urged to read this joint proxy statement/prospectus carefully and in its entirety, including its annexes and the information incorporated by reference herein, and to consider how the proposed transactions affect you. Even if you plan to attend the Sun Country special meeting, please vote promptly.

For Both Allegiant Stockholders and Sun Country Stockholders
Q:	When are the mergers expected to be completed?
A:
Allegiant and Sun Country expect to complete the mergers in the second half of 2026, although Allegiant and Sun Country cannot assure completion by any particular date, if at all. Because the closing is subject to a number of conditions, including receipt of the required regulatory approvals and the approval of the merger agreement proposal by the Sun Country stockholders and the share issuance proposal by the Allegiant stockholders, the exact timing of the closing cannot be determined at this time and Allegiant and Sun Country cannot guarantee that the closing will occur at all. For a description of the conditions to the closing, see “The Merger Agreement—Conditions to Closing” beginning on page 113.

Q:	Following the closing, what percentage of Allegiant common stock will the continuing Allegiant stockholders and former Sun Country stockholders own?
A:	Immediately following the closing:
•
continuing Allegiant equityholders will represent approximately 67% of Allegiant common stock calculated on a fully diluted basis, based on the number of shares and stock-based awards of Allegiant and Sun Country outstanding as of [ ], 2026, the last practicable trading day before the date of this joint proxy statement/prospectus; and

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
•
former Sun Country equityholders will represent approximately 33% of Allegiant common stock calculated on a fully diluted basis, based on the number of shares and stock-based awards of Allegiant and Sun Country outstanding as of [ ], 2026, the last practicable trading day before the date of this joint proxy statement/prospectus.

Q:	What happens if the closing does not occur?
A:
If the share issuance proposal is not approved by Allegiant stockholders, if the merger agreement proposal is not approved by Sun Country stockholders, or if the closing does not occur for any other reason, Sun Country stockholders will not have their shares of Sun Country common stock converted into the right to receive the merger consideration. Instead, each of Allegiant and Sun Country would remain separate companies. Under certain circumstances, Allegiant may be required to pay Sun Country a termination fee or Sun Country may be required to pay Allegiant a termination fee, as described under “The Merger Agreement—Termination; Termination Fees and Other Fees.”

Q:	Are there any risks associated with the proposed transactions that I should consider in deciding how to vote?
A:	Yes. A number of risks related to the proposed transactions are discussed in this joint proxy statement/prospectus and described in “Risk Factors” beginning on page 36.
Q:	What are the material U.S. federal income tax consequences of the mergers to U.S. holders of Sun Country Common Stock?
A:
Allegiant and Sun Country intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, and Allegiant and Sun Country intend to report the mergers consistent with such qualification. Assuming the mergers so qualify, except with respect to cash received in lieu of fractional shares of Allegiant common stock, a U.S. holder (as defined in “The Mergers—Material U.S. Federal Income Tax Consequences”) of Sun Country common stock that receives shares of Allegiant common stock and cash in exchange for shares of Sun Country common stock pursuant to the first merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount, if any, by which the sum of the cash and the fair market value of the Allegiant common stock received by such U.S. holder in the first merger exceeds such U.S. holder’s adjusted tax basis in such U.S. holder’s Sun Country common stock exchanged therefor and (ii) the amount of cash received by such U.S. holder. However, it is not a condition to Allegiant’s obligation or Sun Country’s obligation to complete the transactions that the mergers, taken together, qualify as a “reorganization” or that Sun Country or Allegiant receive an opinion from counsel to that effect.

Allegiant and Sun Country have not sought and will not seek any ruling from the U.S. Internal Revenue Service regarding any matters relating to the transactions and, as a result, there can be no assurance that the U.S. Internal Revenue Service would not assert that the mergers, taken together, do not qualify as a “reorganization,” or that a court would not sustain such a position.
If the U.S. Internal Revenue Service or a court were to determine that the mergers, taken together, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Sun Country common stock that exchanges such shares of Sun Country common stock for Allegiant common stock and cash pursuant to the first merger generally would recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the cash and the fair market value of the Allegiant common stock received by such U.S. holder and (ii) such U.S. holder’s adjusted tax basis in the Sun Country common stock exchanged therefor.
A holder of Sun Country common stock that acquired different blocks of Sun Country common stock at different times or at different prices will make the determinations above separately with respect to each block of shares of Sun Country common stock.
Holders of Sun Country common stock should consult with their tax advisors to determine the particular U.S. federal, state, local, or non-U.S. income or other tax consequences of the mergers to them. For a more complete description of the U.S. federal income tax consequences of the mergers, see “The Mergers—Material U.S. Federal Income Tax Consequences.”
Q:	How can I obtain additional information about Allegiant and Sun Country?
A:
Allegiant and Sun Country each file annual, quarterly, and current reports, proxy statements, and other information with the SEC. Each company’s filings with the SEC may be accessed on the internet at www.sec.gov. Copies of the

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
documents filed by Allegiant with the SEC will be available free of charge on Allegiant’s website at ir.allegiantair.com. Copies of the documents filed by Sun Country with the SEC will be available free of charge on Sun Country’s website at ir.suncountry.com. The information provided on each company’s website is not part of this joint proxy statement/prospectus and is not incorporated by reference into this joint proxy statement/prospectus. For a more detailed description of the information available and information incorporated by reference, please see “Where You Can Find More Information” on page 157.
Q:	Who can answer my questions?
A:
If you have any questions about the merger agreement, the proposed transactions, or the other matters to be voted on at the Allegiant special meeting or the Sun Country special meeting, or questions about how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card, or voting instructions, you should contact Allegiant’s and Sun Country’s respective proxy solicitors, as follows:

For Allegiant Stockholders:	For Sun Country Stockholders:
[ ] [ ] Stockholders may call toll-free: [ ] Banks and Brokers may call collect: [ ]	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 Stockholders may call toll-free: +1 (877) 750-8198 Banks and Brokers may call collect: +1 (212) 750-5833

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
SUMMARY
This summary highlights selected information contained in this joint proxy statement/prospectus and does not contain all the information that may be important to you. Allegiant and Sun Country urge you to read carefully this joint proxy statement/prospectus in its entirety, including the annexes. Additional, important information, which Allegiant and Sun Country also urge you to read, is contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 157.
Risk Factors (page 36)
You should also carefully consider the risks that are described in “Risk Factors” beginning on page 36.
Information about the Parties to the Transaction (page 45)
Allegiant
Allegiant Travel Company, a Nevada corporation, is an integrated travel company with an airline at its heart, focused on connecting customers with the people, places, and experiences that matter most. Since 1999, Allegiant has linked travelers in small-to-medium cities to world-class vacation destinations with all-nonstop flights and industry-low average fares. Today, Allegiant’s fleet serves communities across the nation, with base airfares less than half the cost of the average domestic roundtrip ticket. Allegiant common stock is listed on Nasdaq under the ticker symbol “ALGT.”
Allegiant’s principal executive office is located at 1201 N. Town Center Drive, Las Vegas, Nevada 89144, and its telephone number is (702) 851-7300. Its website is located at www.allegiantair.com. Information contained on Allegiant’s website does not constitute part of this joint proxy statement/prospectus.
Sun Country
Sun Country Airlines Holdings, Inc., a Delaware corporation, is a new breed of hybrid low-cost air carrier, whose mission is to connect guests to their favorite people and places to create lifelong memories and transformative experiences. Sun Country dynamically and synergistically deploys shared resources for its passenger service, including scheduled service and charter, and cargo service segments. Based in Minnesota, Sun Country focuses on serving leisure and visiting friends and relatives passengers and charter customers and providing cargo service to Amazon.com Services, LLC, with flights throughout the United States and to destinations in Mexico, Central America, Canada, and the Caribbean. Sun Country common stock is listed on Nasdaq under the ticker symbol “SNCY.”
Sun Country’s principal executive office is located at 2005 Cargo Road, Minneapolis, MN 55450, and its telephone number is (651) 681-4837. Its website is located at www.suncountry.com. Information contained on Sun Country’s website does not constitute part of this joint proxy statement/prospectus.
Merger Sub 1
Mirage Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Allegiant, was formed solely for the purpose of facilitating the proposed transactions. Merger Sub 1 has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. At the first effective time, Merger Sub 1 will merge with and into Sun Country, with Sun Country surviving the first merger as a direct, wholly owned subsidiary of Allegiant. The principal executive offices of Merger Sub 1 are located at 1201 N. Town Center Drive, Las Vegas, Nevada 89144. The telephone number at that address is (702) 851-7300.
Merger Sub 2
Sawdust Merger Sub, LLC, a Nevada limited liability company and a direct, wholly owned subsidiary of Allegiant, was formed solely for the purpose of facilitating the proposed transactions. Merger Sub 2 has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. Immediately after the first merger, Sun Country will merge with and into Merger Sub 2, with Merger Sub 2 (renamed “Sun Country Airlines Holdings, LLC”) surviving the second merger as a direct, wholly owned subsidiary of Allegiant. The principal executive offices of Merger Sub 2 are located at 1201 N. Town Center Drive, Las Vegas, Nevada 89144. The telephone number at that address is (702) 851-7300.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
The Allegiant Special Meeting (page 46)
Meeting. The Allegiant special meeting will be held at Allegiant’s headquarters at 1201 N. Town Center Drive, Las Vegas, Nevada 89144 on [  ], 2026 at [ ] a.m., Pacific Time (unless it is adjourned or postponed to a later date) for the following purposes:
•	to consider and vote on the share issuance proposal; and
•	to consider and vote on the Allegiant adjournment proposal.
Allegiant Record Date; Outstanding Shares; Stockholders Entitled to Vote. The Allegiant record date is [  ], 2026. Only holders of Allegiant common stock as of the close of business on the Allegiant record date are entitled to notice of, and to vote at, the Allegiant special meeting, unless a new record date is set in connection with any adjournment or postponement of the Allegiant special meeting. As of the Allegiant record date, there were [ ] issued and outstanding shares of Allegiant common stock. Each Allegiant stockholder entitled to vote at the Allegiant special meeting is entitled to one vote per share at the Allegiant special meeting. As of the Allegiant record date, the issued and outstanding Allegiant common stock was held by approximately [  ] stockholders of record.
Quorum. The Allegiant bylaws require that there be a quorum at the Allegiant special meeting in order for Allegiant to hold a vote on the share issuance proposal. A quorum at the Allegiant special meeting is the presence, in person or by proxy, of the holders of a majority of the shares of Allegiant common stock outstanding on the record date. Abstentions are included in the shares present at the meeting for purposes of determining whether a quorum is present. Shares of Allegiant common stock held in “street name” (through a bank, broker, nominee, trustee, or other record holder) with respect to which the beneficial owner fails to give voting instructions to the bank, broker, nominee, trustee, or other record holder, and shares of Allegiant common stock with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the Allegiant special meeting for the purpose of determining the presence of a quorum. Failure of a quorum at the Allegiant special meeting may result in an adjournment of the Allegiant special meeting and may subject Allegiant to additional costs and expenses.
Required Vote. Assuming a quorum is present at the Allegiant special meeting, approval of the share issuance proposal requires the affirmative vote of the holders of a majority of the votes cast by the shares of Allegiant common stock represented and entitled to vote thereon at the Allegiant special meeting. Allegiant cannot complete the share issuance or the mergers unless the share issuance proposal is approved at the Allegiant special meeting (or at any adjournment or postponement thereof). For purposes of the share issuance proposal, “votes cast” means votes “FOR” or “AGAINST.” As a result, assuming a quorum is present, abstention from voting on the share issuance proposal, the failure of an Allegiant stockholder who holds his, her, or its shares in “street name” through a bank, broker, nominee, trustee, or other record holder to give voting instructions to that bank, broker, nominee, trustee, or other record holder, or any other failure of an Allegiant stockholder to vote, will have no effect on the outcome of the share issuance proposal because these failures to vote are not considered “votes cast.”
Whether or not a quorum is present, approval of the Allegiant adjournment proposal requires the affirmative vote of the holders of a majority of the votes cast by the shares of Allegiant common stock represented and entitled to vote thereon at the Allegiant special meeting. As a result, abstention from voting on the adjournment proposal, the failure of an Allegiant stockholder who holds his, her, or its shares in “street name” through a bank, broker, nominee, trustee, or other record holder to give voting instructions to that bank, broker, nominee, trustee, or other record holder, or any other failure of an Allegiant stockholder to vote, will have no effect on the outcome of the Allegiant adjournment proposal because these failures to vote are not considered “votes cast.”
Stock Ownership of and Voting by Allegiant Directors and Executive Officers. As of [  ], 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, Allegiant’s directors and executive officers and their affiliates beneficially owned in the aggregate [  ] shares of Allegiant common stock entitled to vote at the Allegiant special meeting, which represents [  ]% of the shares of Allegiant common stock entitled to vote at the Allegiant special meeting.
Each of Allegiant’s directors and executive officers is expected, as of the date of this joint proxy statement/prospectus, to vote his, her, or its shares of Allegiant common stock “FOR” the share issuance proposal and “FOR” the Allegiant adjournment proposal, although none of Allegiant’s directors and executive officers have entered into any agreement requiring them to do so.
For more information regarding the Allegiant special meeting, see “The Allegiant Special Meeting” beginning on page 46.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
The Sun Country Special Meeting (page 50)
Meeting. The Sun Country special meeting will be held virtually at [  ], Central Time, on [  ], 2026 (unless it is adjourned or postponed to a later date), via live audio webcast at [  ], for the following purposes:
•	to consider and vote on the merger agreement proposal;
•	to consider and vote on the merger-related compensation proposal; and
•	to consider and vote on the Sun Country adjournment proposal.
Sun Country Record Date; Outstanding Shares; Stockholders Entitled to Vote. The Sun Country record date is [  ], 2026. Only holders of record of Sun Country common stock as of the close of business on the Sun Country record date are entitled to notice of, to attend and to vote at, the Sun Country special meeting, unless a new record date is set in connection with any adjournment or postponement of the Sun Country special meeting. As of the Sun Country record date, there were [ ] issued and outstanding shares of Sun Country common stock. Each Sun Country stockholder entitled to vote at the Sun Country special meeting is entitled to one vote per share at the Sun Country special meeting. As of the Sun Country record date, the issued and outstanding Sun Country common stock was held by approximately [ ] stockholders of record.
Quorum. The Sun Country bylaws require that there be a quorum at the Sun Country special meeting in order for Sun Country to hold a vote on the merger agreement proposal or the merger-related compensation proposal. A quorum at the Sun Country special meeting is the presence, in person, or represented by proxy, of a majority in voting power of the outstanding capital stock entitled vote at the Sun Country special meeting. Abstentions are included in the shares present at the meeting for purposes of determining whether a quorum is present. Shares of Sun Country common stock held in “street name” through a bank, broker, nominee, trustee, or other record holder with respect to which the beneficial owner fails to give voting instructions to the bank, broker, nominee, trustee, or other record holder, and shares of Sun Country common stock with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the Sun Country special meeting for the purpose of determining the presence of a quorum. Failure of a quorum at the Sun Country special meeting may result in an adjournment of the Sun Country special meeting and may subject Sun Country to additional costs and expenses.
Required Vote. Assuming a quorum is present at the Sun Country special meeting, approval of the merger agreement proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Sun Country common stock entitled to vote thereon at the Sun Country special meeting. Approval of the merger agreement proposal is required to complete the proposed transactions. Assuming a quorum is present, abstention from voting on the merger agreement proposal, the failure of a Sun Country stockholder who holds his, her, or its shares in “street name” through a bank, broker, nominee, trustee, or other record holder to give voting instructions to that bank, broker, nominee, trustee, or other record holder, or any other failure of a Sun Country stockholder to vote, will have the effect of a vote “AGAINST” the merger agreement proposal.
Assuming a quorum is present at the Sun Country special meeting, approval of the merger-related compensation proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Sun Country common stock present in person or represented by proxy at the Sun Country special meeting and entitled to vote on the merger-related compensation proposal. This vote will be on a non-binding, advisory basis. Assuming a quorum is present, abstention from voting on the merger-related compensation proposal will have the effect of a vote “AGAINST” the merger agreement proposal. Assuming a quorum is present, the failure of a Sun Country stockholder who holds his, her, or its shares in “street name” through a bank, broker, nominee, trustee, or other record holder to give voting instructions to that bank, broker, nominee, trustee, or other record holder, or any other failure of a Sun Country stockholder to vote, will have no effect on the outcome of the merger-related compensation proposal.
Whether or not a quorum is present, approval of the Sun Country adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Sun Country common stock present in person or represented by proxy at the Sun Country special meeting and entitled to vote on the Sun Country adjournment proposal. Abstention from voting on the Sun Country adjournment proposal will have the effect of a vote “AGAINST” the Sun Country adjournment proposal. The failure of a Sun Country stockholder who holds his, her, or its shares in “street name” through a bank, broker, nominee, trustee, or other record holder to give voting instructions to that bank, broker, nominee, trustee, or other record holder, or any other failure of a Sun Country stockholder to vote, will have no effect on the outcome of the Sun Country adjournment proposal.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Stock Ownership of and Voting by Sun Country Directors and Executive Officers. As of [ ], 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, Sun Country’s directors and executive officers and their affiliates beneficially owned in the aggregate [  ] shares of Sun Country common stock entitled to vote at the Sun Country special meeting, which represents approximately [  ]% of the shares of Sun Country common stock entitled to vote at the Sun Country special meeting.
Each of Sun Country’s directors and executive officers is expected, as of the date of the joint proxy statement/prospectus, to vote his, her, or its shares of Sun Country common stock “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal and “FOR” the Sun Country adjournment proposal, although none of Sun Country’s directors and executive officers have entered into any agreement requiring them to do so.
For more information regarding the Sun Country special meeting, see “The Sun Country Special Meeting” beginning on page 50.
The Mergers; Merger Consideration; Treatment of Stock-Based Awards (page 114)
The Mergers
On January 11, 2026, Allegiant, Sun Country, Merger Sub 1, and Merger Sub 2 entered into the merger agreement. Pursuant to the terms of the merger agreement, and subject to the satisfaction or waiver of the conditions specified therein, (i) Merger Sub 1 will merge with and into Sun Country, with Sun Country surviving the first merger as a direct, wholly owned subsidiary of Allegiant, and (ii) immediately thereafter, Sun Country will merge with and into Merger Sub 2, with Merger Sub 2 (renamed “Sun Country Airlines Holdings, LLC”) surviving the second merger as a direct, wholly owned subsidiary of Allegiant.
Merger Consideration
At the first effective time, each share of Sun Country common stock issued and outstanding immediately prior to the first effective time (except for shares held in the treasury of Sun Country, all shares owned of record by Allegiant, Merger Sub 1, Merger Sub 2 or any of their respective wholly owned subsidiaries, and dissenting shares), will be converted into the right to receive, upon surrender of the certificate formerly representing such shares in the case of certificated shares or automatically in the case of book-entry shares formerly representing such shares, into the right to receive the merger consideration.
No fractional shares of Allegiant common stock will be issued in connection with the first merger, and Sun Country stockholders will receive cash in lieu of any fractional shares of Allegiant common stock to which they otherwise would have been entitled. Allegiant stockholders will continue to own their existing shares of Allegiant common stock, the form of which will not be changed by the transaction.
Allegiant common stock is listed on Nasdaq under the symbol “ALGT,” and Sun Country common stock is listed on Nasdaq under the symbol “SNCY.” The following table shows certain closing share prices of Allegiant common stock and Sun Country common stock as reported on Nasdaq, and the implied value of the merger consideration to be issued in exchange for each share of Sun Country common stock, which was calculated by multiplying the closing price of Allegiant common stock on those dates by the exchange ratio and adding the per-share cash consideration, rounded to the nearest cent.

	Allegiant common stock	Sun Country common stock	Implied value of 0.1557 shares of Sun Country common stock
January 9, 2026[a]	$94.97	$15.77	$18.89
[ ], 2026[b]	[ ]	[ ]	[ ]

[a]	The last trading day before the public announcement of the merger agreement.
[b]	The last practicable trading day before the date of this joint proxy statement/prospectus.
Treatment of Allegiant Equity Awards
The proposed transactions are not expected to affect Allegiant’s stock options or other stock-based awards. It is expected that all such awards will remain outstanding subject to the same terms and conditions that are applicable to such stock options or other stock-based awards prior to the closing.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Treatment of Sun Country Equity Awards
Sun Country Options
Effective as of immediately prior to the first effective time, each Sun Country option that is outstanding as of immediately prior to the first effective time will be assumed by Allegiant and converted into an option to purchase from Allegiant a number of shares of Allegiant common stock (rounded down to the nearest whole share) determined by multiplying (i) the number of shares of Sun Country common stock subject to such Sun Country option as of immediately prior to the first effective time by (ii) the quotient obtained by dividing the merger consideration closing value by the volume weighted average price per-share of Allegiant common stock for the three consecutive trading day period that ends on (and includes) the penultimate trading day immediately prior to the closing date (which we refer to as the measurement price), at an exercise price per-share of Allegiant common stock (rounded up to the nearest whole cent) equal to the product obtained by multiplying (A) the exercise price per-share of Sun Country common stock subject to such Sun Country option as of immediately prior to the first effective time by (B) the quotient obtained by dividing the measurement price by the value of the merger consideration at closing value, with the same terms and conditions, including “double trigger” vesting, that applied to the corresponding Sun Country option immediately prior to the first effective time.
Sun Country RSUs
Effective as of immediately prior to the first effective time, each Sun Country RSU (other than Sun Country PRSUs) will be assumed by Allegiant and converted into an Allegiant restricted stock unit award representing the right to receive upon vesting a certain number of shares of Allegiant common stock (rounded down to the nearest whole share) determined by dividing (i) the product of (A) the number of shares of Sun Country common stock underlying the related Sun Country RSU as of immediately prior to the first effective time and (B) the merger consideration closing value, by (ii) the measurement price, with the same terms and conditions (including “double trigger” vesting) as applied to the corresponding Sun Country RSU immediately prior to the first effective time.
Sun Country PRSUs
Effective as of immediately prior to the first effective time, each Sun Country PRSU will be assumed by Allegiant and converted into an Allegiant time-based restricted stock unit award representing the right to receive upon vesting a certain number of shares of Allegiant common stock (rounded down to the nearest whole share) determined by dividing (i) the product of (A) the number of shares of Sun Country common stock underlying the related Sun Country PRSU as of immediately prior to the first effective time (which will be deemed to be equal to 125% of the “target” number of Sun Country PRSUs awarded) and (B) the merger consideration closing value of the merger consideration at closing, by (ii) the measurement price, with the same terms and conditions (including “double trigger” vesting) as applied to the corresponding Sun Country PRSU immediately prior to the first effective time, except that there will no longer be any performance-based vesting conditions, and the converted award will remain eligible to vest on the last day of the performance period applicable to the corresponding Sun Country PRSU (as set forth in the applicable award agreement).
Equity Awards Held by Non-employees
At the first effective time, each Sun Country equity award held by a holder who, as of immediately prior to the first effective time, is not an employee of Sun Country or any of its subsidiaries will not be assumed by Allegiant and will instead become fully vested (to the extent not yet vested) and cancelled as of the first effective time and converted into the right to receive the merger consideration as follows:
•
each Sun Country option held by such non-employee holder will be cancelled and converted into the right to receive the merger consideration otherwise payable (in the same form as the merger consideration payable to holders of Sun Country common stock) in respect of the in-the-money value of such Sun Country option based on the merger consideration closing value (and, if such Sun Country option is not in-the-money, no merger consideration will be payable in respect of such option); and

•
each Sun Country RSU or Sun Country PRSU held by such non-employee holder will be cancelled and converted into the right to receive the merger consideration payable (in the same form as the merger consideration payable to holders of Sun Country common stock) in respect of the number of shares of Sun Country common stock underlying such Sun Country RSU or Sun Country PRSU (determined as of immediately prior to the first effective time).

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Sun Country Warrant
The Warrant to Purchase Shares, dated as of December 13, 2019, by and between Amazon.com NV Investment Holdings LLC and SCA Acquisition Holdings, LLC, as may be amended from time to time, will be treated in accordance with the terms thereof in connection with the closing.
For a description of the treatment of Sun Country equity awards in connection with the proposed transactions, see “The Merger Agreement—Treatment of Sun Country Equity Awards.”
Allegiant’s Reasons for the Proposed Transactions; Recommendation of the Allegiant Board of Directors (page 63)
After careful consideration, on January 11, 2026, the Allegiant board unanimously (i) determined that the merger agreement and the consummation of the proposed transactions were advisable and in the best interests of Allegiant and (ii) directed that the share issuance proposal and the Allegiant adjournment proposal be submitted to the Allegiant stockholders for approval at the Allegiant special meeting. The Allegiant board recommends that Allegiant stockholders vote “FOR” the share issuance proposal and “FOR” the Allegiant adjournment proposal.
For a summary of the factors considered by the Allegiant board in reaching its decision to approve the merger agreement and the proposed transactions, see “The Proposed Transactions—Allegiant’s Reasons for the Proposed Transactions; Recommendation of the Allegiant Board of Directors.”
Sun Country Board’s Recommendations and Its Reasons for the Transaction (page 69)
After careful consideration, the Sun Country board unanimously (i) determined that it is fair to and in the best interests of Sun Country and its stockholders, and declared it advisable, to enter into the merger agreement and consummate the proposed transactions, (ii) approved and declared advisable the merger agreement and the proposed transactions, (iii) directed that the merger agreement be submitted to Sun Country stockholders for adoption and (iv) resolved to recommend that Sun Country stockholders vote their shares in favor of the adoption of the merger agreement. The Sun Country board unanimously recommends that Sun Country stockholders vote “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal, and “FOR” the Sun Country adjournment proposal.
For a summary of the factors considered by the Sun Country board in reaching its decision to approve the merger agreement and the consummation of the proposed transactions, see “The Proposed Transactions—Sun Country Board’s Recommendations and Its Reasons for the Transaction.”
Opinion of Allegiant’s Financial Advisor (page 80)
On January 11, 2026, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Allegiant board that, as of such date, and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the merger consideration to be paid under the merger agreement by Allegiant pursuant to the first merger was fair to Allegiant from a financial point of view. The full text of Barclays’ written opinion, dated as of January 11, 2026, is attached as Annex B to this joint proxy statement/prospectus. Barclays’ opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. The summary of the opinion of Barclays set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Allegiant shareholders are urged to read the opinion in its entirety.
Barclays’ opinion was addressed to the Allegiant board (in its capacity as such) in connection with its consideration of the proposed transactions, and was limited to the fairness, from a financial point of view, of the merger consideration to be paid by Allegiant in the first merger and did not address any other aspect of the proposed transactions. Barclays expressed no opinion about Allegiant’s underlying business decision to proceed with or effect the proposed transactions or the likelihood of consummation of the proposed transactions. In addition, Barclays expressed no opinion on, and its opinion did not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transactions, or any class of such persons, relative to the consideration paid in the proposed transactions or otherwise. The opinion is not intended to be and does not constitute a recommendation to any Allegiant shareholder as to how such shareholder should vote with respect to the proposed transactions.
For more information regarding the opinion of Barclays, see “Opinion of Allegiant’s Financial Advisor” beginning on page 80 and the full text of the written opinion of Barclays attached as Annex B to this joint proxy statement/prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Opinion of Sun Country’s Financial Advisor (page 87)
Goldman Sachs delivered its opinion to the Sun Country board that, as of January 11, 2026 and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders (other than Allegiant and its affiliates) of the outstanding shares of Sun Country common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated January 11, 2026, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Sun Country board in connection with its consideration of the proposed transactions. Goldman Sachs’ opinion is not a recommendation as to how any holder of shares of Sun Country common stock or Allegiant common stock should vote with respect to the proposed transactions or any other matter. Pursuant to an engagement letter between Sun Country and Goldman Sachs, Sun Country has agreed to pay Goldman Sachs a transaction fee of approximately $22.6 million, $2 million of which became payable upon the announcement of the proposed transactions, and the remainder of which is contingent upon consummation of the proposed transactions.
For more information regarding the opinion of Goldman Sachs, see “Opinion of Sun Country’s Financial Advisor” beginning on page 87 and the full text of the written opinion of Goldman Sachs attached as Annex C to this joint proxy statement/prospectus.
Governance of Allegiant After the Closing (page 94)
Immediately following the second effective time, the Allegiant board will take all actions necessary (i) to increase the size of the Allegiant board, as of immediately after the second effective time, by three members (including by amending the Allegiant bylaws to permit such increase) and (ii) to cause three individuals selected by Sun Country in writing no less than 15 business days prior to the closing, one of which will be Jude Bricker and the other two of which will be directors serving on the Sun Country board immediately prior to the first effective time, to be appointed as members of the Allegiant board. The Sun Country director nominees (other than Jude Bricker) must, among other things, be independent of the combined company under the applicable rules of Nasdaq, as determined by the Allegiant board and its nominating and governance committee, acting reasonably and in good faith, and reasonably acceptable to the nominating and governance committee of the Allegiant board.
Interests of Directors and Executive Officers in the Proposed Transactions (page 94)
Interests of Allegiant Directors and Executive Officers in the Proposed Transactions
Allegiant stockholders should be aware that Allegiant’s directors and executive officers have interests in the proposed transactions that may be different from, or in addition to, those of Allegiant stockholders generally, including that all current members of the Allegiant board will remain on the Allegiant board, Maurice J. Gallagher, the Chairman of the Allegiant board, will remain as Chairman of the Allegiant board and the executive officers of Allegiant will remain the executive officers of the combined company. The Allegiant board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and in reaching its decision to (i) determine that the merger agreement and the consummation of the proposed transactions were advisable and in the best interests of Allegiant and (ii) direct that the share issuance proposal and the Allegiant adjournment proposal be submitted to the Allegiant stockholders for approval at the Allegiant special meeting.
These interests are discussed in more detail in “The Proposed Transactions—Interests of Directors and Executive Officers in the Proposed Transactions—Interests of Allegiant Directors and Executive Officers in the Proposed Transactions.”
Interests of Sun Country Directors and Executive Officers in the Proposed Transactions
In considering the recommendation of the Sun Country board to approve the merger agreement and the proposed transactions, Sun Country stockholders should be aware that Sun Country’s directors and executive officers have interests in the proposed transactions that may be different from, or in addition to, the interests of Sun Country stockholders generally, including the assumption and accelerated vesting of certain outstanding Sun Country equity awards in connection with the proposed transactions, potential severance benefits, payment of pro-rated annual bonuses, rights to ongoing indemnification and insurance coverage and potential payments under the tax receivable

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
agreement. The Sun Country board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and in reaching its decision to (i) determine that it is fair to and in the best interests of Sun Country and its stockholders, and declare it advisable, to enter into the merger agreement and consummate the proposed transactions, (ii) approve and declare advisable the merger agreement and the proposed transactions,(iii) direct that the merger agreement be submitted to the stockholders of Sun Country for adoption and (iv) recommend that the stockholders of Sun Country vote their shares in favor of the adoption of the merger agreement.
These interests are discussed in more detail in “The Proposed Transactions—Interests of Directors and Executive Officers in the Proposed Transactions—Interests of Sun Country Directors and Executive Officers in the Proposed Transactions.”
Accounting Treatment of the Mergers (page 102)
The mergers, if they occur, will be accounted for as a purchase of Sun Country by Allegiant under the acquisition method of accounting in accordance with GAAP.
For more information regarding the accounting treatment, see “The Proposed Transactions—Accounting Treatment of the Mergers.”
Appropriate Action; Consents; Filings (page 128)
Each of Allegiant and Sun Country agreed to use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable law to cause the conditions described under “—Conditions to Completion of the Merger” beginning on page 130 to be satisfied as promptly as reasonably practicable (and prior to the outside date), including to make all filings with, and to obtain all consents from, any governmental entities that are required to consummate the mergers (including those in connection with the HSR Act, and any consents required to be obtained from the FAA, DOT, FCC and DHS (including the TSA)).
Tax Receivable Agreement
In connection with Sun Country’s IPO in 2021, Sun Country entered into the tax receivable agreement with the TRA holders, including Mr. Bricker and Kerry Philipovitch, a member of the Sun Country board. The tax receivable agreement generally provides for the payment by Sun Country to the TRA holders of 85% of the amount of cash savings, if any, in U.S. federal, foreign, state and local income tax that Sun Country and its subsidiaries actually realize (or are deemed to have realized in certain circumstances) for periods starting at least 12 months after the closing date of Sun Country’s IPO as a result of the utilization of tax attributes existing at the time of Sun Country’s IPO. Sun Country will retain the benefit of the remaining 15% of these cash savings. Under the terms of the tax receivable agreement, however, a change of control (as defined under the tax receivable agreement, which includes certain mergers and business transactions, including the first merger) will result in a payment by Sun Country equal to the present value of future payments under the tax receivable agreement, which payment will be calculated based on certain assumptions, including those relating to Sun Country’s and its subsidiaries’ future taxable income. It is currently estimated, based on an analysis conducted by Sun Country’s third-party tax advisors consistent with the terms of the tax receivable agreement, that TRA payments made to Mr. Bricker and his respective affiliates will be approximately $2.1 million, and TRA payments made to Ms. Philipovitch and her affiliates will be approximately $5,000.
Treatment of Sun Country’s Existing Debt; Financing (page 105)
There is no financing condition to the closing.
In connection with the closing, the parties intend to repay in full and terminate Sun Country’s existing revolving credit facility.
Subject to the limitations set forth in the merger agreement, Sun Country has agreed to, and to cause its subsidiaries to, use commercially reasonable efforts to provide customary cooperation in connection with the arrangement and consummation by Allegiant of any debt financing or refinancing transaction to be entered into (i) in connection with the proposed transactions or (ii) otherwise to the extent information related to Sun Country and its subsidiaries is reasonably required by a financing source in connection therewith.
For further information regarding the financing of the transactions, see “The Proposed Transactions—Treatment of Sun Country’s Existing Debt; Financing” and “The Merger Agreement—Covenants and Agreements—Financing.”

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Appraisal Rights or Dissenters’ Rights (page 105)
Under Nevada law, Allegiant stockholders will not be entitled to any appraisal rights in connection with the first merger, the second merger, or any other proposed transaction.
Pursuant to Section 262 of the DGCL, holders of shares of Sun Country common stock who hold their shares through the first effective time and do not vote their shares in favor of adoption of the merger agreement and who comply fully with and properly demand appraisal for their shares under the applicable requirements of Section 262 of the DGCL and do not otherwise withdraw or lose the right to appraisal under Delaware law, have the right to seek appraisal of the fair value of their shares of Sun Country common stock, as determined by the Delaware Court of Chancery, if the merger is completed. The “fair value” of shares of Sun Country common stock as determined by the Delaware Court of Chancery may be more than, less than, or equal to the value of the merger consideration that Sun Country stockholders would otherwise be entitled to receive under the terms of the merger agreement. Sun Country stockholders also should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Holders of Sun Country common stock who wish to preserve any appraisal rights they may have, must so advise Sun Country by submitting a written demand for appraisal prior to the vote to adopt the merger agreement and approve the transactions contemplated thereby, and must not vote in favor of the merger agreement proposal and otherwise follow fully the procedures prescribed by Section 262 of the DGCL. For further information, see “The Proposed Transactions—Appraisal Rights or Dissenters’ Rights” beginning on page 105.
Nasdaq Listing of Allegiant Common Stock; Delisting and Deregistration of Sun Country Common Stock (page 109)
It is a condition to the closing that the shares of Allegiant common stock to be issued to Sun Country stockholders in the first merger be approved for listing on Nasdaq, subject to official notice of issuance. If the first merger is completed, Sun Country common stock will be delisted from Nasdaq and deregistered under the Exchange Act.
Expected Timing of the Closing (page 109)
Allegiant and Sun Country currently expect the closing to occur in the second half of 2026, subject to the satisfaction or waiver of customary closing conditions, including (i) the approval of the merger agreement proposal by Sun Country stockholders, (ii) the approval of the share issuance proposal by Allegiant stockholders, (iii) the receipt of the required regulatory approvals, which include the antitrust related filings and clearance and the other regulatory approvals discussed in “The Proposed Transactions—Regulatory Approvals Required for the Closing” beginning on page 103, and (iv) the absence of any law, whether preliminary, temporary or permanent, which makes illegal, prohibits or otherwise prevents the completion of the proposed transactions.
However, Allegiant and Sun Country cannot predict the actual date on which the closing will occur because completion is subject to conditions beyond their control and it is possible that such conditions could result in the closing occurring earlier or later or not at all. See “The Proposed Transactions—Regulatory Approvals Required for the Closing” and “The Merger Agreement—Conditions to Closing.”
Material U.S. Federal Income Tax Consequences of the Mergers (page 109)
Allegiant and Sun Country intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, and Allegiant and Sun Country intend to report the mergers consistent with such qualification. Assuming the mergers so qualify, except with respect to cash received in lieu of fractional shares of Allegiant common stock, a U.S. holder (as defined in “The Mergers—Material U.S. Federal Income Tax Consequences”) of Sun Country common stock that receives shares of Allegiant common stock and cash in exchange for shares of Sun Country common stock pursuant to the first merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount, if any, by which the sum of the cash and the fair market value of the Allegiant common stock received by such U.S. holder in the first merger exceeds such U.S. holder’s adjusted tax basis in such U.S. holder’s Sun Country common stock exchanged therefor and (ii) the amount of cash received by such U.S. holder. However, it is not a condition to Allegiant’s obligation or Sun Country’s obligation to complete the transactions that the mergers, taken together, qualify as a “reorganization” or that Sun Country or Allegiant receive an opinion from counsel to that effect.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Allegiant and Sun Country have not sought and will not seek any ruling from the U.S. Internal Revenue Service regarding any matters relating to the transactions and, as a result, there can be no assurance that the U.S. Internal Revenue Service would not assert that the mergers, taken together, do not qualify as a “reorganization,” or that a court would not sustain such a position.
If the U.S. Internal Revenue Service or a court were to determine that the mergers, taken together, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Sun Country common stock that exchanges such shares of Sun Country common stock for Allegiant common stock and cash pursuant to the first merger generally would recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the cash and the fair market value of the Allegiant common stock received by such U.S. holder and (ii) such U.S. holder’s adjusted tax basis in the Sun Country common stock exchanged therefor.
A holder of Sun Country common stock that acquired different blocks of Sun Country common stock at different times or at different prices will make the determinations above separately with respect to each block of shares of Sun Country common stock.
Holders of Sun Country common stock should consult with their tax advisors to determine the particular U.S. federal, state, local, or non-U.S. income or other tax consequences of the mergers to them.
For a more complete description of the U.S. federal income tax consequences of the mergers, see “The Mergers—Material U.S. Federal Income Tax Consequences.”
Litigation Related to the Proposed Transactions (page 112)
Stockholders may file lawsuits challenging the proposed transactions, which may name Allegiant, Sun Country, members of the Allegiant board, members of the Sun Country board, or others as defendants. No assurance can be made as to the outcome of such lawsuits, including the amount of costs associated with defending claims or any other liabilities that may be incurred in connection with the litigation of any claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from closing on the agreed-upon terms, such an injunction may delay the closing or may prevent the closing from being completed altogether.
The Merger Agreement (page 113)
No Solicitation (page 122)
As more fully described in this joint proxy statement/prospectus and in the merger agreement, each of Allegiant and Sun Country will not, and will not permit any of its controlled affiliates and its directors, officers and employees to, and will instruct its other affiliates and representatives not to, directly or indirectly:
•	solicit, initiate, knowingly encourage or knowingly facilitate any acquisition proposal or any inquiry that constitutes, or would reasonably be expected to lead to, an acquisition proposal;
•	engage in, continue, participate in, knowingly encourage or knowingly facilitate any discussions or negotiations with any person relating to any such acquisition proposal or inquiry;
•
furnish to any person any non-public information, or afford access to the books or records, officers or employees of each restricted party or its affiliates to, any person relating to any such acquisition proposal or inquiry;

•
enter into any contract or nonbinding letter of intent, memorandum of understanding or other agreement relating to any such acquisition proposal or inquiry (other than an acceptable confidentiality agreement in accordance with the terms of the merger agreement) (any such contract or agreement, we refer to as an “alternative acquisition agreement”) or any contract requiring Allegiant or Sun Country to abandon or terminate the merger agreement or fail to consummate the first merger or any other transaction contemplated hereby; or

•
release or permit the release of any person from, waive or permit the waiver of any right under, fail to enforce any provision of, or grant any consent or make any election under, any confidentiality, “standstill” or similar contract to which Allegiant or Sun Country or any of its subsidiaries is a party, subject to certain exceptions.

Prior to obtaining stockholder approval of the share issuance proposal, in the case of Allegiant, or prior to obtaining stockholder approval of the merger agreement proposal, in the case of Sun Country, if Allegiant or Sun Country receives

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
a bona fide written acquisition proposal that did not result from a breach and such party’s board of directors determines, in good faith after consultation with its outside legal and financial advisors, that such acquisition proposal constitutes, or could reasonably be expected to result in, a superior proposal, the applicable party may take the following actions: (i) enter into an acceptable confidentiality agreement with the person making such acquisition proposal and furnish to such person non-public information with respect to the restricted party pursuant to such acceptable confidentiality agreement; and (ii) participate in discussions or negotiations with the person making such acquisition proposal regarding such acquisition proposal. In such case, the applicable party must provide written notice to the other party of such determination promptly (and in any event within 36 hours) and any information concerning such party or its affiliates provided to such other person which was not previously provided to the other party or its affiliates or representatives, in each case, prior to or substantially concurrently with the time it is provided to such person.
For a more complete description of the no solicitation provisions of the merger agreement, see “The Merger Agreement—Covenants and Agreements—No Solicitation.”
Termination, Change of Recommendation, and Match Rights (page 123)
As more fully described in this joint proxy statement/prospectus and in the merger agreement, subject to the following paragraph, the Allegiant board may not change its recommendation that Allegiant stockholders vote “FOR” the share issuance proposal, and the Sun Country board may not change its recommendation that the Sun Country stockholders vote “FOR” the merger agreement proposal. Under the merger agreement, a change of recommendation will occur if the Allegiant board or the Sun Country board, including any committee thereof:
•	changes, withholds, withdraws, qualifies, amends or modifies the applicable recommendation;
•	fails to include the applicable recommendation in this joint proxy statement/prospectus;
•	adopts, approves, recommends, or declares advisable any alternative acquisition proposal;
•
takes any formal action or makes any recommendation or public statement in connection with a tender or exchange offer (other than a recommendation against such tender or exchange offer or a “stop, look and listen” communication that reaffirms the applicable recommendation by the applicable board of directors or committee to its stockholders or any substantially similar communication), or fails to recommend against any tender or exchange offer;

•
if an acquisition proposal is publicly announced or disclosed (other than by the commencement of a tender or exchange offer), fails to recommend against such acquisition proposal or fails to reaffirm in a written public communication the applicable board’s recommendation within the earlier of (i) 10 business days following the other party’s written request to do so (which request may only be made once with respect to any particular acquisition proposal) and (ii) three business days prior to the Sun Country special meeting or the Allegiant special meeting, as applicable; or

•	submits any acquisition proposal or any matter relating thereto to a stockholder vote.
Notwithstanding the restrictions described above, at any time prior to obtaining the approval of the share issuance proposal, the Allegiant board may, or at any time prior to obtaining approval of the merger agreement proposal, the Sun Country board may, effect a change of recommendation or authorize Allegiant or Sun Country, respectively, to terminate the merger agreement if (i) Allegiant or Sun Country has received a bona fide written acquisition proposal that did not result from a breach that is reflected in a written definitive agreement that the person making such acquisition proposal has irrevocably committed to execute concurrently with the termination of the merger agreement or (ii) the Allegiant board or Sun Country board, as applicable, determines, in good faith after consultation with its outside legal and financial advisors, that such acquisition proposal constitutes a superior proposal and that a failure to make a change of recommendation in response to such superior proposal or authorize Allegiant or Sun Country, respectively, to terminate the merger agreement in order to enter into a definitive agreement for a superior proposal would be inconsistent with its fiduciary duties under applicable law.
Promptly following any such determination and, at least three business days prior to making any such change of recommendation or such authorization, the applicable party must notify the other party in writing of such determination, which notice will specify the material terms and conditions of such superior proposal, together with a copy of such written definitive agreement, the identity of the person making such acquisition proposal and explain in reasonable detail the reasons why the applicable board of directors has made such determination. If requested by the other party, during the three business day period following the delivery of such notice, the applicable party and its representatives

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
must negotiate with the other party in good faith to make adjustments in the terms and conditions of the merger agreement. In the event of any material revision to such acquisition proposal, the applicable party will be required to deliver a new written notice to the other party and to comply with the requirements of the merger agreement with respect to such new written notice prior to making any change of recommendation or authorizing termination of the merger agreement, as applicable, except that the prior notice period for any such subsequent written notice will be shortened from three business days to two business days. At the end of such three business day period (or such two business day period, as applicable) and taking into account any changes to the terms hereof proposed by the other party in writing, the applicable board of directors may effect a change of recommendation or authorization if it determines, in good faith after consultation with its outside legal and financial advisors, that such acquisition proposal continues to constitute a superior proposal and that a failure of make a change of recommendation or authorize termination of the merger agreement in order to enter into a definitive acquisition agreement for a superior proposal would be inconsistent with its fiduciary duties under applicable law.
In addition, at any time prior to obtaining the approval of the share issuance proposal, the Allegiant board may, or at any time prior to obtaining approval of the merger agreement proposal, the Sun Country board may, also effect a change of recommendation if the applicable board of directors determines, in good faith after consultation with its outside legal and financial advisors, that an intervening event with respect to such party has occurred and that the failure to make a change of recommendation in response to such intervening event would be inconsistent with its fiduciary duties under applicable law. Promptly following such determination and, at least three business days prior to making any such change of recommendation, the applicable party must notify the other party in writing of such determination, which notice will describe such intervening event in reasonable detail and explain in reasonable detail the reasons why the Allegiant board or Sun Country board, as applicable, has made such determination. If requested by Allegiant or Sun Country, as applicable, during the three business day period following the delivery of such notice, the applicable party and its representatives must negotiate with the other party in good faith to make adjustments in the terms and conditions of the merger agreement. At the end of such three business day period and taking into account any changes to the terms of the merger agreement proposed by the other party in writing, the applicable board of directors may effect such change of recommendation if it determines, in good faith after consultation with its outside legal and financial advisors, that the failure to make a change of recommendation in response to such intervening event would be inconsistent with its fiduciary duties under applicable law.
For a more complete description of the change of recommendation provisions of the merger agreement, see “The Merger Agreement—Covenants and Agreements—Change of Recommendation and Match Rights.”
Conditions to Completion of the Merger (page 130)
As more fully described in this joint proxy statement/prospectus and in the merger agreement, the obligations of each of Allegiant, Merger Sub 1, Merger Sub 2, and Sun Country to effect the proposed transactions are subject to the satisfaction or waiver (where permissible) of various conditions, including the following:
•	Allegiant stockholders approving the share issuance proposal and Sun Country stockholders approving the merger agreement proposal;
•
the waiting period applicable to the closing under the HSR Act (and any customary timing agreement with any governmental entity to toll, stay or extend such waiting period, or to delay or not to consummate the mergers) will have expired or been terminated;

•
all consents, registrations, notices, waivers, exemptions, approvals, confirmations, clearances, permits, certificates, orders and authorizations required to be obtained from, or delivered to, as applicable, the DOT, FAA, and the DHS, including the TSA, in connection with the closing will have been obtained or delivered, as applicable;

•	there will be no law in effect, whether preliminary, temporary or permanent, which makes the proposed transactions illegal or prohibits or otherwise prevents the closing;
•
the registration statement, of which this joint proxy statement/prospectus forms a part, will have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the registration statement will have been issued by the SEC and remain in effect and no proceeding to that effect will have been commenced or threatened unless subsequently withdrawn; and

•	the shares of Allegiant common stock to be issued in the merger will have been authorized and approved for listing on Nasdaq.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
In addition, the obligations of Allegiant, Meger Sub 1 and Merger Sub 2 to consummate the mergers will be subject to the satisfaction or written waiver (where permissible) at or prior to the first effective time of each of the following conditions:
•	the accuracy of representations and warranties made in the merger agreement by Sun Country as set forth in the merger agreement, subject to certain materiality thresholds;
•	Sun Country will have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under the merger agreement at or prior to the closing;
•	since the date of the merger agreement, there will not have occurred a material adverse effect on Sun Country that is continuing; and
•	the receipt by Allegiant of a certificate executed by an executive officer of Sun Country certifying the satisfaction of certain conditions.
The obligation of Sun Country to close will be subject to the satisfaction or (to the extent permitted by applicable law) written waiver at or prior to the effective time of the merger of each of the following conditions:
•	the accuracy of representations and warranties made in the merger agreement by Allegiant and Merger Subs as set forth in the merger agreement, subject to certain materiality thresholds;
•	each of Allegiant and Merger Subs will have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under the merger agreement;
•	since the date of the merger agreement, there will not have occurred a material adverse effect on Allegiant that is continuing; and
•	the receipt by Sun Country of a certificate executed by an executive officer of Allegiant certifying the satisfaction of the conditions described above.
For a more complete description of the conditions to the closing, see “The Merger Agreement—Conditions to Closing.”
Termination (page 132)
As more fully described in this joint proxy statement/prospectus and in the merger agreement, the merger agreement may be terminated by the mutual written consent of Allegiant and Sun Country at any time prior to the first effective time. In addition, each of Sun Country and Allegiant also have the right to terminate the merger agreement if:
•	any legal restraint in respect of the transactions contemplated by the merger agreement has become final and nonappealable;
•
prior to the receipt of each party’s stockholder approval, if a party’s board of directors or a committee thereof makes a change of recommendation (regardless of whether such change of recommendation was permitted under the terms of the merger agreement);

•
prior to the receipt of each party’s stockholder approval, if (i) a party’s board of directors has authorized such party to terminate the merger agreement in response to a superior proposal and (ii) concurrently with such termination, a definitive agreement with respect to such superior proposal is duly executed and delivered by such party and all other parties thereto;

•	the effective time of the merger has not occurred on or before the outside date (which outside date is subject to certain automatic extensions); and
•
(i) the required Sun Country stockholder approval has not been obtained at the Sun Country special meeting (including at any adjournment or postponement thereof) duly convened and concluded at which a vote on the merger agreement proposal was taken or (ii) the Allegiant stockholder approval has not been obtained at the Allegiant special meeting (including at any adjournment or postponement thereof) duly convened and concluded at which a vote on the share issuance proposal was taken.

The merger agreement may be terminated by Allegiant if (i) any of the representations or warranties of Sun Country contained in the merger agreement is not, or fails after the date of the merger agreement to be, true and correct or there is a breach of any covenant or agreement of Sun Country contained in the merger agreement, in any case, that would result in the failure of the conditions to the obligation of Sun Country to effect the merger to be satisfied (assuming that, in the case of any representation or warranty that fails after the date of the merger agreement to be true and correct, the

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
closing date is the date such representation or warranty ceased to be true and correct, as applicable), (ii) Allegiant has delivered to Sun Country written notice of such failure or breach and its intention to terminate the merger agreement pursuant to the terms described in this section and (iii) either such failure or breach is not capable of cure or, if curable, has not been cured prior to the earlier of (A) the outside date and (B) the 30th day following the delivery of such written notice to Sun Country.
The merger agreement may be terminated by Sun Country if (i) any of the representations or warranties of Allegiant contained in the merger agreement is not, or fails after the date of the merger agreement to be, true and correct or there is a breach of any covenant or agreement of Allegiant contained in the merger agreement, in any case, that would result in the failure of the conditions to the obligation of Allegiant to effect the merger to be satisfied (assuming that, in the case of any representation or warranty that fails after the date of the merger agreement to be true and correct, the closing date is the date such representation or warranty ceased to be true and correct, as applicable), (ii) Sun Country has delivered to Allegiant written notice of such failure or breach and its intention to terminate the merger agreement pursuant to the terms described in this section and (iii) either such failure or breach is not capable of cure or, if curable, has not been cured prior to the earlier of (A) the outside date and (B) the 30th day following the delivery of such written notice to Allegiant.
For a more complete description of the termination provisions of the merger agreement, see “The Merger Agreement—Termination.”
Transaction Expenses and Termination Fees (page 133)
As more fully described in this joint proxy statement/prospectus and in the merger agreement, Sun Country will pay Allegiant a termination fee in connection with a termination of the merger agreement under the following circumstances:
•
if Allegiant terminates the merger agreement because the Sun Country board makes a change of recommendation as described in “—Change of Recommendation and Match Rights” beginning on page 123, Sun Country will pay Allegiant a termination fee of $33,020,000 no later than three business days after the date of such termination;

•
if Sun Country terminates the merger agreement because, prior to the receipt of the Allegiant stockholder approval, (i) the Sun Country board has authorized Sun Country to terminate the merger agreement in response to a superior proposal and (ii) concurrently with such termination, Sun Country executes a definitive agreement with respect to such superior proposal, Sun Country will pay Allegiant a termination fee of $33,020,000 prior to or concurrently with such termination;

•
if Allegiant or Sun Country terminates the merger agreement because (i) the required Sun Country stockholder approval has not been obtained at the Sun Country special meeting or (ii) the Allegiant stockholder approval has not been obtained at the Allegiant special meeting and, at the time of such termination, Allegiant would have been entitled to terminate the merger agreement because the Sun Country board makes a change of recommendation as described in “—Change of Recommendation and Match Rights” beginning on page 123, Sun Country will pay Allegiant a termination fee of $33,020,000 no later than three business days after the date of such termination;

•
if Allegiant or Sun Country terminates the merger agreement because the required Sun Country stockholder approval has not been obtained at the Sun Country special meeting and, at the time of such termination, Allegiant would not have been entitled to terminate the merger agreement because the Sun Country board makes a change of recommendation as described in “—Change of Recommendation and Match Rights” beginning on page 123, Sun Country will pay Allegiant for all documented out-of-pocket fees and expenses incurred or paid by or on behalf of Allegiant and its affiliates in connection with the merger agreement and the transactions contemplated thereby, including, in each case, all documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accounting firms, outside experts and consultants, not to exceed $11,000,000 (which we refer to as Allegiant expenses), no later than two business days after Allegiant sends an invoice to Sun Country; and

•
if (i) (A) Sun Country or Allegiant terminates the merger agreement because the required Sun Country stockholder approval has not been obtained at the Sun Country special meeting and, at the time of such termination, Allegiant would not have been entitled to terminate the merger agreement because the Sun Country board makes a change of recommendation as described in “—Change of Recommendation and

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Match Rights” beginning on page 123, or (B) Allegiant terminates the merger because Sun Country breached certain of its obligations with respect to no solicitation and a change of recommendation, (ii) prior to the date of the Sun Country special meeting, any acquisition proposal is made known to the Allegiant board or publicly announced by the person making the acquisition proposal and not withdrawn (either privately or, in the case of a public acquisition proposal, publicly) at least 10 business days prior to the Allegiant special meeting and (iii) within nine months after the date of such termination, Sun Country enters into an alternative acquisition agreement for, or consummates, such acquisition proposal, and such alternative acquisition agreement is ultimately consummated, then Sun Country will pay to Allegiant an amount in cash equal to $33,020,000, minus the amount of any Allegiant expenses.
As more fully described in this joint proxy statement/prospectus and in the merger agreement, Allegiant will pay Sun Country a termination fee in connection with a termination of the merger agreement under the following circumstances:
•
if Sun Country terminates the merger agreement because the Allegiant board makes a change of recommendation as described in “—Change of Recommendation and Match Rights” beginning on page 123, Allegiant will pay Sun Country a termination fee of $52,230,000 no later than three business days after the date of such termination;

•
if Allegiant terminates the merger agreement because prior to the receipt of the Sun Country stockholder approval, (i) the Allegiant board has authorized Allegiant to terminate the merger agreement in response to a superior proposal and (ii) concurrently with such termination, Allegiant enters into a definitive agreement with respect to such superior proposal, Allegiant will pay Sun Country a termination fee of $52,230,000 prior to or concurrently with such termination;

•
if Sun Country or Allegiant terminates the merger agreement because (i) the required Sun Country stockholder approval has not been obtained at the Sun Country special meeting or (ii) the Allegiant stockholder approval has not been obtained at the Allegiant special meeting and, at the time of such termination, Sun Country would have been entitled to terminate the merger agreement because the Allegiant board makes a change of recommendation as described in “—Change of Recommendation and Match Rights”  beginning on page 123, Allegiant will pay Sun Country a termination fee of $52,230,000 no later than three business days after the date of such termination;

•
if the merger agreement is terminated because (i) there is a final, non-appealable law or order prohibiting the consummation of the transactions relating to HSR clearance, or (ii) the effective time of the merger has not occurred on or before the outside date (which outside date is subject to certain automatic extensions), and at the time of any such termination, (A) the parties failed to obtain the expiration or termination of the waiting period under the HSR act and (B) all other conditions to closing have been satisfied or waived, other than those conditions that by their nature are to be satisfied at the closing, Allegiant will pay Sun Country a termination fee of $30,000,000 no later than three business days after the date of such termination;

•
if Sun Country or Allegiant terminates the merger agreement because the Allegiant stockholder approval has not been obtained at the Allegiant special meeting and, at the time of such termination, Sun Country would not have been entitled to terminate the merger agreement because the Allegiant board makes a change of recommendation as described in “—Change of Recommendation and Match Rights” beginning on page 123, Allegiant will pay Sun Country for all documented out-of-pocket fees and expenses incurred or paid by or on behalf of Sun Country and its affiliates in connection with the merger agreement and the transactions contemplated thereby, including, in each case, all documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accounting firms, outside experts and consultants, not to exceed $11,000,000 (which we refer to as Sun Country expenses);

•
if Sun Country or Allegiant terminates the merger agreement because (i) (A) the Allegiant stockholder approval has not been obtained at the Allegiant special meeting and, at the time of such termination, Sun Country would not have been entitled to terminate the merger agreement because the Allegiant board makes a change of recommendation as described in “—Change of Recommendation and Match Rights” beginning on page 123, or (B) Sun Country terminates the merger agreement because Allegiant breached certain of its obligations with respect to no solicitation or a change of recommendation, (ii) prior to the date of the Allegiant special meeting, any acquisition proposal is made known to the Allegiant board or publicly announced by the person making the acquisition proposal and not withdrawn (either privately or, in the case of a public acquisition proposal, publicly) at least 10 business days prior to the Allegiant special meeting and (iii) within

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
nine months after the date of such termination, Allegiant enters into an alternative acquisition agreement for, or consummates, such acquisition proposal, and such alternative acquisition agreement is ultimately consummated, then Allegiant will pay to Sun Country an amount in cash equal to $52,230,000, minus the amount of any Sun Country expenses.
For a more complete description of the circumstances under which Allegiant or Sun Country will be required to pay a termination fee, see “The Merger Agreement—Termination Fees and Other Fees.”
Comparison of Rights of Stockholders of Allegiant and Sun Country (page 144)
Upon completion of the first merger, Sun Country stockholders receiving shares of Allegiant common stock will become stockholders of Allegiant, and their rights will be governed by Nevada law and the organizational documents of Allegiant in effect at the first effective time. Therefore, Sun Country stockholders will have different rights once they become stockholders of Allegiant due to differences between Nevada law and Delaware law and differences between the organizational documents of Allegiant and the organizational documents of Sun Country, as described in more detail in “Comparison of Rights of Stockholders of Allegiant and Sun Country.”

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following descriptions are provided for general information, do not purport to be complete, and are qualified in their entirety by reference to the full text of the merger agreement.
The Proposed Transactions. On January 11, 2026, Allegiant, Sun Country, Merger Sub 1, and Merger Sub 2 entered into the merger agreement. Subject to the terms and conditions of the merger agreement, the parties will consummate the mergers. In the first merger, Merger Sub 1 will merge with and into Sun Country, with Sun Country continuing as the surviving corporation and a direct, wholly owned subsidiary of Allegiant. Immediately following the completion of the first merger, Sun Country will merge with and into Merger Sub 2, with Merger Sub 2 (renamed “Sun Country Airlines Holdings, LLC”) surviving as a direct, wholly owned subsidiary of Allegiant.
The Allegiant board has unanimously approved the merger agreement and the proposed transactions, and unanimously recommends that Allegiant stockholders vote “FOR” the share issuance proposal and “FOR” the Allegiant adjournment proposal.
The Sun Country board of directors has unanimously approved and declared advisable the merger agreement and the proposed transactions, has determined that the proposed transactions, on the terms and conditions set forth in the merger agreement, are fair to and in the best interests of Sun Country and its stockholders and unanimously recommends that Sun Country stockholders vote “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal, and “FOR” the Sun Country adjournment proposal.
Merger Consideration. For a description of the merger consideration in connection with the proposed transactions, see “The Merger Agreement-Merger Consideration Received by Sun Country Stockholders” on page 114.
Treatment of Sun Country Equity Awards. For a description of the treatment of Sun Country equity awards in connection with the proposed transactions, see “The Merger Agreement-Treatment of Sun Country Equity Awards” on page 114.
Pro forma financial statements. The following Unaudited Pro Forma Condensed Combined Statements of Income (referred to as the pro forma income statements) for the year ended December 31, 2025, combine the historical consolidated statements of income of Allegiant and Sun Country, after giving effect to the proposed transactions and other adjustments (as described in the notes to the Unaudited Pro Forma Condensed Combined Financial Statements) as if they occurred on January 1, 2025. The Unaudited Pro Forma Condensed Combined Statements of Financial Position (referred to as the pro forma balance sheet) as of December 31, 2025, combines the historical condensed consolidated statements of financial position of Allegiant and Sun Country, after giving effect to the proposed transactions and other adjustments as if they had occurred on December 31, 2025. The pro forma income statements and pro forma balance sheet are collectively referred to as the pro forma financial statements.
The pro forma financial statements were prepared for illustrative and informational purposes only, in accordance with Regulation S-X Article 11, to demonstrate the estimated effects of the proposed transactions and adjustments (which we refer to as transaction accounting adjustments), such as (i) the alignment of Sun Country’s statements of income and financial position amounts to Allegiant’s presentation, (ii) adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed, (iii) transaction and financing costs expected to be incurred by Allegiant, and (iv) the associated income tax impacts of recognizing these adjustments. The pro forma financial statements were prepared using the acquisition method of accounting in accordance with GAAP with the expectation that Allegiant will be identified as the acquirer. The transaction accounting adjustments were prepared on the basis that such preliminary estimated adjustments will be incurred to achieve the proposed transactions, are pending finalization of various estimates, inputs, and analyses, and do not include adjustments to reflect any potential costs that may be incurred in connection with actions required by regulatory or governmental authorities for regulatory approvals and clearances of the mergers, including divestitures or concessions; anticipated benefits, including synergies, cost savings, innovation, and operational efficiencies; or potential post-merger costs, such as restructuring and integration charges.
The pro forma financial statements are based on various adjustments and assumptions and are not necessarily indicative of what the combined statements of income or financial position would have actually been had the transaction accounting adjustments been completed as of the dates indicated. Further, the pro forma financial statements do not purport to project the future financial position or results of operations of the combined company after the proposed transactions, which may differ materially and adversely from the pro forma financial statements.
The pro forma financial statements reflect transaction accounting adjustments that Allegiant believes are necessary to present fairly the pro forma income statements and pro forma balance sheet following the completion of the proposed transactions as of and for the periods indicated. The transaction accounting adjustments are based on currently available

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
information and assumptions that Allegiant believes are, under the circumstances and given the information available at this time, reasonable, directly attributable to the proposed transactions, and reflective of adjustments necessary to report the combined financial condition and results of operations as if Allegiant completed the proposed transactions. The final acquisition accounting will be based upon the actual consideration and the fair value of the assets to be acquired and the liabilities to be assumed of the party that is determined to be the acquiree under GAAP as of the date of the completion of the proposed transactions. In addition, subsequent to the closing date, there will be further refinements of the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the pro forma financial statements reflected in this filing.
The pro forma financial statements should be read in conjunction with the accompanying notes. In addition, the pro forma financial statements were based on and should be read in conjunction with the following historical consolidated financial statements and accompanying notes, which are incorporated by reference into this joint proxy statement/prospectus:
•
the Consolidated Financial Statements of Allegiant as of and for the year ended December 31, 2025, as included in Allegiant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025; and

•
the Consolidated Financial Statements of Sun Country as of and for the year ended December 31, 2025, as included in Sun Country’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

[Pro Forma Financial Statements and Notes Thereto To Be Provided in a Future Filing]

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus contains forward-looking statements under the safe harbor provisions of Section 21E of the Exchange Act, Section 27A of the Securities Act and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and often can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate”, “project”, “hope” or similar expressions. Forward-looking statements in this joint proxy statement/prospectus are based on Allegiant’s and Sun Country’s current expectations, estimates and projections about the expected date of closing of the proposed transactions and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Allegiant and Sun Country, all of which are subject to change. Forward-looking statements in this communication may relate to, without limitation, the benefits of the proposed transactions, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the proposed transactions; expected synergies of the proposed transactions; the timing and result of various regulatory proceedings related to the proposed transactions; the ability to execute and finance current and long-term business, operational, capital expenditures and growth plans and strategies; the impact of increased or increasing transaction and financing costs associated with the proposed transactions or otherwise, as well as inflation and interest rates; and the ability to access debt and equity capital markets.
Forward-looking statements involve risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, the following: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the merger agreement for the proposed transactions; the risk that potential legal proceedings may be instituted against Allegiant or Sun Country and result in significant costs of defense, indemnification or liability; the possibility that the proposed transactions do not close when expected or at all because required stockholder approvals, required regulatory approvals or other conditions to the closing are not received or satisfied on a timely basis or at all (and the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transactions); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the proposed transactions or that any of the foregoing may take longer to realize or be more costly to achieve than expected; disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transactions; the costs associated with the anticipated length of time of the pendency of the proposed transactions, including the restrictions contained in the merger agreement on the ability of each of Sun Country and Allegiant to operate their respective businesses outside the ordinary course consistent with past practice during the pendency of the proposed transactions; the diversion of Allegiant’s and Sun Country’s respective management teams’ attention and time from ongoing business operations and opportunities on acquisition-related matters; the risk that the integration of Sun Country’s operations will be materially delayed or will be more costly or difficult than expected or that Allegiant is otherwise unable to successfully integrate Sun Country’s businesses into its businesses; the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Allegiant’s or Sun Country’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the proposed transactions; the dilution caused by Allegiant’s issuance of additional shares of its common stock in connection with the consummation of the proposed transaction; a material adverse change in the business, condition or results of operations of Allegiant or Sun Country; changes in domestic or international economic, political or business conditions, including those impacting the airline industry (including customers, employees and supply chains); Allegiant’s and Sun Country’s ability to successfully implement their respective operational, productivity and strategic initiatives; the outcome of claims, litigation, governmental proceedings and investigations involving Allegiant or Sun Country; and a cybersecurity incident or other disruption to Sun Country’s or Allegiant’s technology infrastructure.
Forward-looking statements in this joint proxy statement/prospectus are qualified by, and should be read together with, the risk factors set forth above and the risk factors included in Allegiant’s and Sun Country’s respective annual and quarterly reports as filed with the SEC, and readers should refer to such risks, uncertainties and risk factors in evaluating such forward-looking statements. In addition, the risk factors discussed above are not exhaustive and they, along with other risk factors, are more fully discussed in “Risk Factors” on page 36.
The forward-looking statements in this communication are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Allegiant and Sun Country disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
RISK FACTORS
In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including, among others, the matters addressed in “Cautionary Note Regarding Forward-Looking Statements” beginning on page 35, you should carefully consider the following risk factors before deciding whether to vote for the share issuance proposal, in the case of Allegiant stockholders, or for the merger agreement proposal, in the case of Sun Country stockholders. In addition, you should read and consider the risks associated with each of the businesses of Allegiant and Sun Country because these risks will relate to the combined company following closing. Descriptions of some of these risks can be found in the respective Annual Reports of Allegiant and Sun Country on Form 10-K for the fiscal year ended December 31, 2025, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should also consider the other information in this document and the other documents incorporated by reference into this document. See “Where You Can Find More Information” beginning on page 157.
Risks Related to the Proposed Transactions
The proposed transactions will involve substantial costs to Sun Country and Allegiant and the pendency of the proposed transactions may cause disruption in Sun Country’s and Allegiant’s respective businesses.
The merger agreement requires Sun Country and Allegiant to operate in the ordinary course of business and restricts Sun Country and Allegiant from taking specified actions without the other party’s consent until the proposed transactions occur or the merger agreement terminates. Matters relating to the proposed transactions are expected to occupy a significant amount of Sun Country management’s and Allegiant management’s time. The diversion of Sun Country management’s and Allegiant management’s attention away from day-to-day business concerns and any difficulties encountered in the transition and integration planning process could adversely affect Sun Country’s and Allegiant’s businesses, results of operations and financial conditions.
In addition, Sun Country and Allegiant have incurred and will continue to incur significant costs, expenses and fees in connection with the proposed transactions. The substantial majority of these costs will be non-recurring expenses relating to the proposed transactions, some of which are payable regardless of whether or not the proposed transactions are consummated. Litigation may be filed in connection with the proposed transactions and defending any such litigation could prove costly and time consuming.
In order to complete the proposed transactions, Sun Country and Allegiant must obtain certain regulatory approvals, and if such approvals are not granted or are granted with conditions, completion of the proposed transactions may be jeopardized.
Although Sun Country and Allegiant have agreed to use reasonable best efforts, subject to certain limitations, to make certain governmental filings and obtain the required regulatory approvals, there can be no assurance that the relevant approvals will be obtained (including through the expiration of applicable waiting periods).
Governmental authorities may also commence litigation against Sun Country, Allegiant or both to prevent the proposed transactions from occurring. Defending any such lawsuit will be time-consuming and expensive, and there can be no assurance that Sun Country and Allegiant would ultimately be successful.
In addition, an actual or threatened U.S. government shutdown resulting in government agency closures and employee furloughs may impact, could delay or disrupt the ability of Sun Country and Allegiant to obtain certain regulatory approvals which could result in delays to regulatory waiting periods or prevent regulatory clearances required for the consummation of the proposed transactions.
The proposed transactions may impair Sun Country’s and Allegiant’s ability to attract and retain qualified employees or retain and maintain relationships with their respective suppliers and other business partners.
Sun Country and Allegiant employees and other key personnel may have uncertainties about the effect of the proposed transactions, and these uncertainties may impact Sun Country’s and Allegiant’s ability to retain, recruit and hire key personnel while the proposed transactions are pending or if the proposed transactions fail to close. Furthermore, if key personnel depart Sun Country or Allegiant because of such uncertainties, or because they do not wish to remain with the combined company after the consummation of the proposed transactions, Sun Country’s and Allegiant’s businesses and results of operations may be adversely affected. In addition, Sun Country and Allegiant cannot predict how their respective suppliers and other business partners will view or react to the proposed transactions upon consummation. If

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Sun Country and Allegiant are unable to reassure their respective suppliers and other business partners to continue their business with Sun Country and Allegiant, Sun Country’s and Allegiant’s financial conditions and results of operations may be adversely affected.
Failure to complete the proposed transactions in a timely manner or at all could negatively impact the market price of Sun Country’s and Allegiant’s common stock, as well as Sun Country’s and Allegiant’s future businesses and their results of operations and financial conditions.
Consummation of the proposed transactions is subject to various customary conditions set forth in the merger agreement beyond the control of Sun Country and Allegiant. The failure to satisfy the required conditions could delay the completion of the proposed transactions for a significant period of time or prevent the proposed transactions from occurring. Further, there can be no assurance that the conditions to the closing will be satisfied or waived or that the proposed transactions will be completed.
Sun Country and Allegiant cannot predict whether and when the conditions to the closing will be satisfied. If one or more of these conditions are not satisfied, and as a result, Sun Country and Allegiant do not complete the proposed transactions, Sun Country and Allegiant may remain liable for significant transaction costs, and the focus of Sun Country and Allegiant management would have been diverted from seeking other potential strategic opportunities, in each case without realizing any benefits of the proposed transactions.
The price of Sun Country’s and Allegiant’s common stock may also fluctuate significantly based on Sun Country’s and Allegiant’s results of operation, announcements regarding the proposed transactions or based on market perceptions and other conditions to the closing. Such announcements may lead to perceptions in the market that the proposed transactions may not be completed, which could cause Sun Country and Allegiant’s share prices to fluctuate or decline.
If the proposed transactions are not completed in a timely manner or at all, Sun Country’s and Allegiant’s ongoing businesses may be adversely affected, including as follows:
•
Sun Country and Allegiant may experience negative reactions from the financial markets, and their stock prices could decline to the extent that the current market prices reflect the assumption that the proposed transactions will be completed;

•	Sun Country and Allegiant may experience negative reactions from employees, passengers, suppliers, communities or other third parties;
•	Sun Country and Allegiant may be subject to litigation, which could result in significant costs and expenses;
•	Managements’ focus may be diverted from our day-to-day business operations and from pursuing other opportunities that could have been beneficial to Sun Country or Allegiant;
•	Sun Country’s and Allegiant’s costs of pursuing the proposed transactions may be higher than anticipated;
•	Sun Country and Allegiant may have difficulties in attracting and/or retaining key employees; and
•	Sun Country’s and Allegiant’s access to capital markets may be limited and they may experience increased borrowing costs.
If the proposed transactions are not consummated, there can be no assurance that these risks will not materialize and will not materially adversely affect Sun Country or Allegiant stock price, business, results of operations and financial condition.
For a discussion of the conditions to the closing, please see “The Merger Agreement—Conditions to the Closing” beginning on page 113.
The merger agreement contains provisions that restrict each party’s ability to consider alternative transaction proposals.
The merger agreement contains non-solicitation provisions that, subject to limited exceptions which apply prior to obtaining the requisite stockholder approvals, restrict Sun Country’s and Allegiant’s ability to solicit, initiate, or knowingly encourage or facilitate competing acquisition proposals (or engage in, continue to participate in, knowingly encourage or knowingly facilitate negotiations or discussions regarding such acquisition proposals) for the acquisition of Sun Country’s or Allegiant’s stock or assets. Under certain limited circumstances, the Sun Country board or Allegiant board may (i) change, withhold, withdraw or modify its recommendation that, with respect to Sun Country, its

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
stockholders vote “FOR” the merger agreement proposal or, with respect to Allegiant, its stockholders vote “FOR” the share issuance proposal and/or (ii) terminate the merger agreement to enter into a definitive agreement with respect to an acquisition proposal. However, before doing so, the Sun Country board or Allegiant board must abide by certain procedures described in the merger agreement that give the other party an opportunity to negotiate to modify the terms of the merger agreement in a manner that any such acquisition proposal would not constitute a superior proposal. In some circumstances, upon termination of the merger agreement, Sun Country may be required to pay a termination fee of $33,020,000 to Allegiant, or Allegiant may be required to pay a termination fee of $52,230,000 to Sun Country. See “Summary—The Merger Agreement—No Solicitation” beginning on page 122 and “The Merger Agreement—Transaction Expenses and Termination Fees” beginning on page 133.
While the merger agreement remains in effect, these provisions might discourage a third party that might have an interest in acquiring all or a significant portion of Sun Country or Allegiant, even if the acquirer was prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the proposed transactions, or might result in a potential acquirer proposing to pay a lower price than it would otherwise propose to pay due to the added expense of the termination fee that may become payable in certain circumstances.
All of the matters described above, alone or in combination, could materially and adversely affect Sun Country’s and Allegiant’s businesses, financial conditions, results of operations and stock prices.
The merger consideration payable to Sun Country stockholders will not be adjusted for changes in Sun Country’s or Allegiant’s business, assets, liabilities, prospects, outlook, financial condition or results of operations, or in the event of any change in the price of Sun Country’s or Allegiant’s common stock.
The merger consideration payable to Sun Country stockholders will not be adjusted for changes in Sun Country’s or Allegiant’s business, assets, liabilities, prospects, outlook, financial condition or results of operations, or changes in the market price of, analyst estimates of, or projections relating to, Sun Country’s or Allegiant’s common stock. For example, if Sun Country or Allegiant experienced an improvement in its business, assets, liabilities, prospects, outlook, financial condition or results of operations prior to closing, there would be no adjustment to the amount of the merger consideration.
Stockholder litigation could prevent or delay closing or otherwise negatively impact Sun Country’s and Allegiant’s businesses, operating results and financial conditions.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger, or other business combination agreements. Even if such a lawsuit is without merit, defending against or settlement of these claims can result in substantial additional costs and diversion of management time and resources. Any such future lawsuit or litigation may adversely affect Sun Country’s and Allegiant’s ability to complete the proposed transactions. Sun Country and Allegiant could incur significant costs in connection with any such litigation, including costs associated with an adverse judgment resulting in monetary damages and the indemnification of Sun Country or Allegiant directors and officers, which could have a negative impact on Sun Country’s or Allegiant’s liquidity and financial position.
Furthermore, one of the conditions to the closing is the absence of any governmental order or law preventing the consummation of the proposed transactions or making the consummation of the proposed transactions illegal. Consequently, if a plaintiff were to secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting Sun Country’s and Allegiant’s ability to complete the proposed transactions, then such injunctive or other relief may prevent the proposed transactions from becoming effective within the expected time frame or at all.
The shares of Allegiant common stock to be received by Sun Country stockholders upon completion of the proposed transactions will have different rights from shares of Sun Country common stock.
Upon completion of the proposed transactions, Sun Country stockholders will no longer be stockholders of Sun Country but will instead become stockholders of Allegiant, and their rights as Allegiant stockholders will be governed by Nevada law, the terms of the Allegiant articles of incorporation and the Allegiant bylaws. Nevada law, the terms of the Allegiant articles of incorporation and the Allegiant bylaws are in some respects materially different than Delaware law, the terms of the Sun Country certificate of incorporation and the Sun Country bylaws, which currently govern the rights of Sun Country stockholders. For a discussion of the different rights associated with shares of Sun Country common stock and shares of Allegiant common stock, see “Comparison of Rights of Stockholders of Allegiant and Sun Country” beginning on page 144.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
If the mergers do not qualify as a “reorganization” under Section 368(a) of the Code, the U.S. holders of Sun Country common stock may be required to pay additional U.S. federal income taxes.
Sun Country and Allegiant intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, and Sun Country and Allegiant intend to report the mergers consistent with such qualification. Assuming the mergers so qualify, a U.S. holder (as defined in “The Proposed Transactions—Material U.S. Federal Income Tax Consequences”) of Sun Country common stock that receives shares of Allegiant common stock and cash in exchange for shares of Sun Country common stock pursuant to the first merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount, if any, by which the sum of the cash and the fair market value of the Allegiant common stock received by such U.S. holder in the first merger exceeds such U.S. holder’s adjusted tax basis in such U.S. holder’s Sun Country common stock exchanged therefor and (ii) the amount of cash received by such U.S. holder. However, it is not a condition to Allegiant’s obligation or Sun Country’s obligation to complete the proposed transactions that the mergers, taken together, qualify as a “reorganization” or that Sun Country or Allegiant receive an opinion from counsel to that effect, and it is possible that the mergers, taken together, may not so qualify.
Sun Country and Allegiant have not sought and will not seek any ruling from the U.S. Internal Revenue Service regarding any matters relating to the proposed transactions and, as a result, there can be no assurance that the U.S. Internal Revenue Service would not assert that the mergers, taken together, do not qualify as a “reorganization,” or that a court would not sustain such a position. If the U.S. Internal Revenue Service or a court were to determine that the mergers, taken together, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Sun Country common stock that receives shares of Allegiant common stock and cash in exchange for shares of Sun Country common stock pursuant to the first merger generally would recognize taxable gain or loss in an amount equal to the difference, if any, between (i) the sum of the cash and the fair market value of the Allegiant common stock received by such U.S. holder and (ii) such U.S. holder’s adjusted tax basis in the Sun Country common stock exchanged therefor.
Holders of Sun Country common stock should consult with their tax advisors to determine the particular U.S. federal, state, local, or non-U.S. income or other tax consequences of the proposed transactions to them. For a more detailed description of the U.S. federal income tax consequences of the proposed transactions, see “The Proposed Transactions—Material U.S. Federal Income Tax Consequences” beginning on page 109.
Even if the merger agreement proposal is approved by Sun Country stockholders, the date that Sun Country stockholders will receive the merger consideration is still uncertain.
As described in this joint proxy statement/prospectus, completing the proposed transactions is subject to numerous conditions, not all of which are controllable or waivable by Sun Country or Allegiant. Accordingly, if the merger agreement proposal is approved by Sun Country stockholders, the date that Sun Country stockholders will receive the merger consideration depends on the closing date, which is uncertain.
Members of the management and boards of directors of Allegiant and Sun Country have interests in the proposed transactions that may be different from, or in addition to, those of other stockholders.
In considering whether to approve the share issuance proposal, Allegiant stockholders should be aware that Allegiant’s directors and executive officers have interests in the proposed transactions that may be different from, or in addition to, those of Allegiant stockholders generally. These interests include the following: the members of the Allegiant board will remain on the Allegiant board, Maurice J. Gallagher, Jr., the Chairman of the Allegiant board will remain as the Chairman of the Allegiant board and the executive officers of Allegiant will remain the executive officers of the combined company.
The Allegiant board was made aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and in reaching its decision to (i) determine that the merger agreement and the consummation of the proposed transactions were advisable and in the best interests of Allegiant and (ii) direct that the share issuance proposal and the Allegiant adjournment proposal be submitted to the Allegiant stockholders for approval at the Allegiant special meeting. These interests are discussed in more detail in “The Proposed Transactions—Interests of Directors and Executive Officers in the Proposed Transactions—Interests of Allegiant Directors and Executive Officers in the Proposed Transactions.”
In considering the recommendation of the Sun Country board to approve the merger agreement proposal, Sun Country stockholders should be aware that Sun Country’s directors and executive officers have interests in the proposed

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
transactions that may be different from, or in addition to, the interests of Sun Country stockholders generally, including the assumption and accelerated vesting of certain outstanding Sun Country equity awards in connection with the proposed transactions, potential severance benefits, payment of pro-rated annual bonuses, rights to ongoing indemnification and insurance coverage and potential payments under the tax receivable agreement.
These interests also include that, immediately following the second effective time, the Allegiant board will take all actions necessary (i) to increase the size of the Allegiant board, as of immediately after the second effective time, by three members (including by amending the Allegiant bylaws to permit such increase) and (ii) to cause three individuals selected by Sun Country in writing no less than 15 business days prior to the closing, one of which will be Jude Bricker and the other two of which will be directors serving on the Sun Country board immediately prior to the first effective time, to be appointed as members of the Allegiant board. The Sun Country director nominees (other than Mr. Bricker) must, among other things, be independent of the combined company under the applicable rules of Nasdaq, as determined by the Allegiant board and its nominating and governance committee, acting reasonably and in good faith, and reasonably acceptable to the nominating and governance committee of the Allegiant board. Following closing, Mr. Bricker will also serve as Special Advisor to the Allegiant chief executive officer.
The Sun Country board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and in reaching its decision to (i) determine that it is fair to and in the best interests of Sun Country and its stockholders, and declare it advisable, to enter into the merger agreement and consummate the proposed transactions, (ii) approve and declare advisable the merger agreement and the proposed transactions; (iii) direct that the merger agreement be submitted to the stockholders of Sun Country for adoption and (iv) recommend that the stockholders of Sun Country vote their shares in favor of the adoption of the merger agreement. These interests are discussed in more detail in “The Proposed Transactions—Interests of Directors and Executive Officers in the Proposed Transactions—Interests of Sun Country Directors and Executive Officers in the Proposed Transactions.”
None of the opinions regarding the fairness, from a financial point of view, of the merger consideration delivered to the Allegiant board and the Sun Country board prior to the signing of the merger agreement reflects any changes in circumstances since the date on which such opinions were delivered.
Each of the opinions rendered by Barclays, financial advisor to Allegiant, to the Allegiant board on, and dated, January 11, 2026, and by Goldman Sachs, financial advisor to Sun Country, to the Sun Country board on, and dated, January 11, 2026, were based upon information available to such financial advisors as of the date of each respective opinion. None of the opinions reflect any changes that may occur or may have occurred after the date on which that opinion was delivered, including changes to the operations and prospects of Allegiant and Sun Country, changes in general market and economic conditions, or other changes which may be beyond the control of Allegiant and Sun Country. Any such changes may alter the relative value of Allegiant and Sun Country or the prices of shares of Allegiant common stock or Sun Country common stock by the time the proposed transactions are completed. For a description of the opinion that the Allegiant board received from Allegiant’s financial advisor, see “The Proposed Transactions—Opinion of Allegiant’s Financial Advisor” beginning on page 80. For a description of the opinion that the Sun Country board received from Sun Country’s financial advisor, see “The Proposed Transactions—Opinion of Sun Country’s Financial Advisor” beginning on page 87.
Completion of the proposed transactions may trigger change in control or other provisions in certain agreements to which Sun Country or its subsidiaries are a party, which may have an adverse impact on the combined company’s business and results of operations.
The completion of the proposed transactions may trigger change in control and other provisions in certain agreements to which Sun Country or its subsidiaries are a party. If Allegiant and Sun Country are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Allegiant and Sun Country are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Sun Country or the combined company. Any of the foregoing or similar developments may have an adverse impact on the combined company’s business and results of operations.
Sun Country’s and Allegiant’s financial forecasts are based on various assumptions that may not prove to be correct.
The financial forecasts set forth in “Certain Unaudited Prospective Financial Information” beginning on page 73 are based on assumptions of, and information available to, Sun Country and Allegiant at the time they were prepared and provided to the Sun Country board and Allegiant board, respectively, along with their respective financial advisors. Sun

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Country and Allegiant do not know whether such assumptions will prove correct. Any or all of such forecasts may turn out to be wrong. Such forecasts can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond Sun Country’s and Allegiant’s control. Many factors discussed in, or in documents incorporated by reference into, this joint proxy statement/prospectus, including the risks outlined in this “Risk Factors” section beginning on page 36 and the events or circumstances described under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 35, will be important in determining Sun Country’s, Allegiant’s, and the combined companies’ future results. As a result of these contingencies, actual future results may vary materially from Sun Country’s and Allegiant’s forecasts.
In view of these uncertainties, the inclusion of Sun Country’s and Allegiant’s financial forecasts in this joint proxy statement/prospectus is not and should not be viewed as a representation that the forecast results will be achieved. Further, any forward-looking statement speaks only as of the date on which it is made, and Sun Country and Allegiant undertake no obligation, other than as required by applicable law, to update the financial forecasts herein to reflect events or circumstances after the date those financial forecasts were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances. Moreover, neither Sun Country’s and Allegiant’s independent accountants, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to Sun Country’s and Allegiant’s unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or achievability thereof.
Risks Relating to the Combined Company after Closing
The combined company may be unable to successfully integrate the businesses of Allegiant and Sun Country and realize the anticipated benefits of the proposed transactions.
The success of the proposed transactions will depend, in part, on the combined company’s ability to successfully combine the businesses of Allegiant and Sun Country, which currently operate as independent public companies, and realize the anticipated benefits, including synergies, and operational efficiencies, from the proposed transactions. If the combined company is unable to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits may not be realized fully, or at all, or may take longer to realize than expected and the value of its common stock may be harmed.
The proposed transactions involve the integration of Sun Country’s business with Allegiant’s existing business, which is a complex, costly, and time-consuming process. Neither Allegiant nor Sun Country have previously completed a transaction comparable in size or scope to the proposed transactions. The integration of the two companies may result in material challenges, including, without limitation:
•
the diversion of management’s attention from ongoing business concerns and performance shortfalls at one or both of the companies as a result of the devotion of management’s attention to the proposed transactions;

•	managing a larger combined company;
•	creating, implementing, and executing a unified business strategy, and operational, financial, and managerial control with respect to the combined entity;
•
the inherent risk of integrating complex systems and technologies, including customer reservations systems, operating procedures, regulatory compliance programs, aircraft fleets, networks and other assets in a manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•
maintaining existing agreements with unions, employees, suppliers, third-party service providers and third-party distribution channels, and avoiding delays in entering into new agreements with prospective employees, suppliers, third-party service providers and third-party distribution channels;

•	maintaining employee morale and attracting, motivating, and retaining management personnel and other key employees;
•	the possibility of faulty assumptions underlying expectations regarding the integration process;
•	retaining existing business and operational relationships and attracting new business and operational relationships;
•	issues in integrating information technology, operational, safety, communications and other systems;
•	consolidating corporate and administrative infrastructures and eliminating duplicative operations and inconsistencies in standards, controls, procedures, and policies;

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
•	coordinating geographically separate organizations;
•
unanticipated changes in federal or state laws or regulations or international agreements, including additional regulatory scrutiny or additional regulatory requirements as a result of the transaction or the size, scope, and complexity of the combined company’s business operations; and

•	unforeseen expenses or delays associated with the proposed transactions.
Many of these factors will be outside of the combined company’s control and any one of them could result in delays, increased costs, decreases in the amount of expected revenues, and diversion of management’s time and energy, which could materially affect the combined company’s financial position, results of operations, and cash flows.
Allegiant and Sun Country have operated, and until the closing will continue to operate, independently. Allegiant and Sun Country are currently permitted to conduct only limited planning for the integration of the two companies following the proposed transactions and have not yet determined the exact nature of how the businesses and operations of the two companies will be combined after the proposed transactions. The actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized.
After the closing, the combined company plans to submit to the FAA a transition plan for merging the day-to-day operations of Allegiant and Sun Country under a single operating certificate. The issuance of a single operating certificate will occur when the FAA agrees that the combined company has achieved a level of integration that can be safely managed under one certificate as evidenced by there being one set of FAA-required management personnel in place with such managers having operational control of the merged air carrier operations. The actual time required and cost incurred to receive this approval cannot be predicted. Any delay in the grant of such approval or increase in costs beyond those presently expected could have a material adverse effect on the completion date of the combined company’s integration plan and receipt of the benefits expected from that plan. All of these factors could materially adversely affect the combined company’s business, results of operations and financial condition.
The future results of the combined company may be adversely impacted if the combined company does not effectively manage its expanded operations following the closing.
Following the closing, the size of the combined company’s business will be significantly larger than the current size of either Allegiant’s or Sun Country’s respective businesses. The combined company’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement operational, managerial, financial, and strategic initiatives that address not only the integration of two independent stand-alone companies, but also the increased scale and scope of the combined business with its associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, and other benefits currently anticipated from the proposed transactions.
The need to integrate the Allegiant and Sun Country workforces following the merger presents the potential for delay in achieving expected synergies, increased labor costs or labor disputes that could adversely affect the combined company’s operations.
The successful integration of Allegiant and Sun Country and achievement of the anticipated benefits of the proposed transactions depend significantly on integrating Allegiant and Sun Country’s employee groups and on maintaining productive employee relations. Failure to do so presents the potential for delays in achieving expected synergies of integration, increased labor costs and labor disputes that could adversely affect the combined company’s operations. Allegiant and Sun Country are both highly unionized companies. The process for integrating labor groups in an airline merger is governed by a combination of the Railway Labor Act, which we refer to as the RLA, the McCaskill-Bond Act, and where applicable, the existing provisions of each company’s collective bargaining agreements and union policy. Pending operational integration, it is generally necessary to keep the unionized employee groups at each airline separate and apply the terms of the existing collective bargaining agreements unless other terms have been negotiated.
Under the RLA, the National Mediation Board, which we refer to as the NMB, has exclusive authority to resolve representation disputes arising out of airline mergers. The disputes that the NMB has authority to resolve include (i) whether the proposed transactions have created a “single carrier” for representation purposes; (ii) designation of the appropriate “craft or class”—the RLA term for “bargaining unit”—for bargaining at the combined company on a system wide basis, an issue which typically arises from minor inconsistencies over which positions are included within a particular craft or class at the two companies; and (iii) designation of the representative of each craft or class at the combined company.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Under the McCaskill-Bond Act, seniority integration must be accomplished in a “fair and equitable” manner consistent with the process set forth in the Allegheny-Mohawk Labor Protective Provisions, which we refer to as the LPPs. Such process consists first of direct negotiations between the companies and the incumbent unions and second, if integration cannot be achieved through agreement, submitting the seniority integration to binding arbitration by a neutral arbitrator. Employee dissatisfaction with the results of the seniority integration can lead to litigation, which in some cases can delay implementation.
Where employees within a craft or class are represented by a union at one airline but not represented at the other, it is possible that the existing union, or another labor organization, may seek to organize the non-represented group or to represent the combined group. This too presents the potential for increased labor costs and labor disputes.
In order to fully integrate the pre-merger represented employee groups, the combined company may be required to negotiate joint collective bargaining agreements covering the respective combined crafts or classes of employees. Where necessary, these negotiations will likely begin after a single post-merger representative has been certified by the NMB.
Prior to the closing, there is a risk of litigation or arbitration by unions or individual employees that could delay or halt the proposed transactions or result in monetary damages on the basis that the proposed transactions either violate a provision of an existing collective bargaining agreement or an obligation under the RLA or other applicable law. The unions or individual employees might also pursue judicial or arbitral claims arising out of changes implemented as a result of the proposed transactions.
There is also a possibility that employees or unions could engage in job actions such as slow-downs, work-to-rule campaigns, sick-outs or other actions designed to disrupt Allegiant and Sun Country’s normal operations, whether in opposition to the proposed transactions or in an attempt to pressure the companies in collective bargaining negotiations. Although the RLA makes such actions unlawful until the parties have been lawfully released to self-help, and Allegiant and Sun Country can seek injunctive relief against premature self-help, such actions can cause significant harm even if ultimately enjoined.
The combined company is expected to incur substantial expenses related to the closing and the integration of Allegiant and Sun Country.
The combined company is expected to incur substantial expenses in connection with the closing and the integration of Allegiant and Sun Country. There are a large number of processes, policies, procedures, operations, technologies, and systems that must be integrated, including purchasing, accounting and finance, sales, payroll, pricing, revenue management, marketing, and benefits. In addition, the businesses of Allegiant and Sun Country will continue to maintain a presence in Las Vegas, Nevada and Minneapolis, Minnesota, respectively. The substantial majority of these costs will be non-recurring expenses related to the proposed transactions (including any financing of the proposed transactions), facilities, and systems consolidation costs. The combined company may incur additional costs to retain employees and/or maintain employee morale and to attract, motivate, or retain management personnel and other key employees. Allegiant and Sun Country will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs. These incremental transaction and merger-related costs may exceed the savings the combined company expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term, and in the event there are material unanticipated costs.
The combined company’s indebtedness may limit its flexibility and increase its borrowing costs.
As of [ ], 2026, Allegiant had approximately $[ ] billion of outstanding indebtedness and Sun Country had approximately $[ ] million of outstanding indebtedness. The combined company’s consolidated indebtedness may have the effect of, among other things, increasing borrowing costs. In addition, the amount of cash required to service the indebtedness levels will be greater than the amount of cash flows required to service the indebtedness of Allegiant or Sun Country individually prior to completion of the proposed transactions. The level of indebtedness could also reduce dividend payments, share repurchases, and other activities and may create competitive disadvantages relative to other companies with lower debt levels. The combined company may be required to raise additional financing for working capital, capital expenditures, acquisitions, or other general corporate purposes. The combined company’s ability to arrange additional financing or refinancing will depend on, among other factors, its financial condition and performance, as well as prevailing market conditions and other factors beyond its control. There can be no assurance that the combined company will be able to obtain additional financing or arrange refinancing on terms acceptable to it or at all, and any such failure could materially adversely affect its operations and financial condition. For more

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
information on the financial impact of the proposed transactions on the combined company’s indebtedness, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 33.
The market price of the combined company’s common stock may be affected by factors different from those that are currently affecting or have historically affected the price of Allegiant or Sun Country common stock.
Upon the closing, holders of Allegiant common stock and Sun Country common stock will be holders of Allegiant common stock. As the businesses of Allegiant and Sun Country are different, the results of operations as well as the price of the combined company’s common stock may in the future be affected by factors different from those factors affecting Allegiant and Sun Country as independent stand-alone companies. The combined company will face additional risks and uncertainties that Allegiant or Sun Country may not currently be exposed to as independent companies.
The market price of Allegiant’s common stock may decline as a result of the proposed transactions.
The market price of Allegiant common stock may decline as a result of the proposed transactions, and holders of Allegiant common stock could lose value in their investment in Allegiant common stock, if, among other things, the combined company is unable to achieve the expected growth in earnings, or if the anticipated benefits, including synergies, cost savings, innovation, and operational efficiencies, from the proposed transactions are not realized, or if the transaction costs related to the proposed transactions are greater than expected. The market price also may decline if the combined company does not achieve the perceived benefits of the proposed transactions as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the proposed transactions on the combined company’s financial position, results of operations, or cash flows is not consistent with the expectations of financial or industry analysts. The issuance of shares of Allegiant common stock in the first merger could on its own have the effect of depressing the market price for Allegiant common stock. In addition, many Sun Country stockholders may decide not to hold the shares of Allegiant common stock they receive as a result of the first merger. Other Sun Country stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Allegiant common stock they receive as a result of the first merger. Any such sales of Allegiant common stock could have the effect of depressing the market price for Allegiant common stock. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, the Allegiant common stock, regardless of the actual operating performance of the combined company.
The unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations after the proposed transactions.
The unaudited pro forma condensed combined financial statements contained in this joint proxy statement/prospectus are presented for illustrative purposes only and are based on various adjustments, assumptions, and preliminary estimates. Consequently, the unaudited pro forma condensed combined financial statements contained in this joint proxy statement/prospectus may not be an indication of the combined company’s financial condition or results of operations following the closing for a number of reasons. The actual financial condition and results of operations of the combined company following the closing may not be consistent with, or evident from, these unaudited pro forma condensed combined financial statements. In addition, the assumptions used in preparing the unaudited pro forma condensed combined financial statements may not prove to be accurate, and other factors, some of which are not known at the present time, may affect the combined company’s financial condition or results of operations following the closing. Any potential deterioration in Allegiant or Sun Country’s financial condition or results of operations may cause significant variation in the price of Allegiant common stock following the closing. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 33 of this joint proxy statement/prospectus.
Other Risk Factors of Allegiant and Sun Country
Allegiant’s and Sun Country’s businesses are and will be subject to the risks described above. In addition, Allegiant and Sun Country are, and will continue to be subject to the risks described in Allegiant’s and Sun Country’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2025, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 157 for the location of information incorporated by reference into this joint proxy statement/prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
INFORMATION ABOUT THE PARTIES TO THE TRANSACTION
Allegiant
Allegiant Travel Company, a Nevada corporation, is an integrated travel company with an airline at its heart, focused on connecting customers with the people, places, and experiences that matter most. Since 1999, Allegiant has linked travelers in small-to-medium cities to world-class vacation destinations with all-nonstop flights and industry-low average fares. Today, Allegiant’s fleet serves communities across the nation, with base airfares less than half the cost of the average domestic roundtrip ticket. Allegiant common stock is listed on Nasdaq under the ticker symbol “ALGT.”
Allegiant’s principal executive office is located at 1201 N. Town Center Drive, Las Vegas, Nevada 89144, and its telephone number is (702) 851-7300. Its website is located at www.allegiantair.com. Information contained on Allegiant’s website does not constitute part of this joint proxy statement/prospectus.
Sun Country
Sun Country Airlines Holdings, Inc., a Delaware corporation, is a new breed of hybrid low-cost air carrier, whose mission is to connect guests to their favorite people and places to create lifelong memories and transformative experiences. Sun Country dynamically and synergistically deploys shared resources for its passenger service, including scheduled service and charter, and cargo service segments. Based in Minnesota, Sun Country focuses on serving leisure and visiting friends and relatives passengers and charter customers and providing cargo service to Amazon.com Services, LLC, with flights throughout the United States and to destinations in Mexico, Central America, Canada, and the Caribbean. Sun Country common stock is listed on Nasdaq under the ticker symbol “SNCY.”
Sun Country’s principal executive office is located at 2005 Cargo Road, Minneapolis, MN 55450, and its telephone number is (651) 681-4837. Its website is located at www.suncountry.com. Information contained on Sun Country’s website does not constitute part of this joint proxy statement/prospectus.
Merger Sub 1
Mirage Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Allegiant, was formed solely for the purpose of facilitating the proposed transactions. Merger Sub 1 has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. At the first effective time, Merger Sub 1 will merge with and into Sun Country, with Sun Country surviving the first merger as a direct, wholly owned subsidiary of Allegiant. The principal executive offices of Merger Sub 1 are located at 1201 N. Town Center Drive, Las Vegas, Nevada 89144. The telephone number at that address is (702) 830-8911.
Merger Sub 2
Sawdust Merger Sub, LLC, a Nevada limited liability company and a direct, wholly owned subsidiary of Allegiant, was formed solely for the purpose of facilitating the proposed transactions. Merger Sub 2 has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. Immediately after the first merger, Sun Country will merge with and into Merger Sub 2, with Merger Sub 2 (renamed “Sun Country Airlines Holdings, LLC”) surviving the second merger as a direct, wholly owned subsidiary of Allegiant. The principal executive offices of Merger Sub 2 are located at 1201 N. Town Center Drive, Las Vegas, Nevada 89144. The telephone number at that address is (702) 851-7300.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
THE ALLEGIANT SPECIAL MEETING
Allegiant is furnishing this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies to be voted at the Allegiant special meeting (or any adjournment or postponement thereof) that Allegiant has called to consider and vote on the share issuance proposal and the Allegiant adjournment proposal.
Date, Time, Place, and Purpose of the Allegiant Special Meeting
Together with this joint proxy statement/prospectus, Allegiant is also sending Allegiant stockholders a notice of the Allegiant special meeting and a form of proxy card that is solicited by the Allegiant board for use at the Allegiant special meeting to be held at Allegiant’s headquarters at 1201 N. Town Center Drive, Las Vegas, Nevada 89144 on [ ], 2026 at [ ] a.m., Pacific Time (unless it is adjourned or postponed to a later date).
Allegiant is holding the Allegiant special meeting for the following purposes:
1.	to consider and vote on the share issuance proposal; and
2.	to consider and vote on the Allegiant adjournment proposal.
Allegiant will transact no other business at the Allegiant special meeting, except for business properly brought before the Allegiant special meeting or, by, or at the direction of the Allegiant board of directors, any adjournment or postponement thereof.
Recommendation of the Allegiant Board
After careful consideration, on January 11, 2026, the Allegiant board unanimously (i) determined that the merger agreement and the consummation of the proposed transactions were advisable and in the best interests of Allegiant and (ii) directed that the share issuance proposal and the Allegiant adjournment proposal be submitted to the Allegiant stockholders for approval at the Allegiant special meeting. The Allegiant board recommends that Allegiant stockholders vote “FOR” the share issuance proposal and “FOR” the Allegiant adjournment proposal. For a summary of the factors considered by the Allegiant board in reaching its decision to approve the merger agreement and the consummation of the proposed transactions, see “The Proposed Transactions—Allegiant’s Reasons for the Proposed Transactions; Recommendation of the Allegiant Board of Directors” beginning on page 63.
Allegiant Record Date; Outstanding Shares; Stockholders Entitled to Vote
The Allegiant record date is [ ], 2026. Only holders of Allegiant common stock as of the close of business on the Allegiant record date are entitled to notice of, and to vote at, the Allegiant special meeting, unless a new record date is set in connection with any adjournment or postponement of the Allegiant special meeting. As of the Allegiant record date, there were [ ] issued and outstanding shares of Allegiant common stock. Each Allegiant stockholder entitled to vote at the Allegiant special meeting is entitled to one vote per share at the Allegiant special meeting. As of the Allegiant record date, the issued and outstanding Allegiant common stock was held by approximately [ ] stockholders of record.
Quorum
The Allegiant bylaws require that there be a quorum at the Allegiant special meeting in order for Allegiant to hold a vote on the share issuance proposal. A quorum at the Allegiant special meeting is the presence, in person or by proxy, of the holders of a majority of the shares of Allegiant common stock outstanding on the record date. Abstentions are included in the shares present at the meeting for purposes of determining whether a quorum is present. Shares of Allegiant common stock held in “street name” (through a bank, broker, nominee, trustee, or other record holder) with respect to which the beneficial owner fails to give voting instructions to the bank, broker, nominee, trustee, or other record holder, and shares of Allegiant common stock with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the Allegiant special meeting for the purpose of determining the presence of a quorum. Failure of a quorum at the Allegiant special meeting may result in an adjournment of the Allegiant special meeting and may subject Allegiant to additional costs and expenses.
Required Vote
Assuming a quorum is present at the Allegiant special meeting, approval of the share issuance proposal requires the affirmative vote of the holders of a majority of the votes cast by the shares of Allegiant common stock represented and entitled to vote thereon at the Allegiant special meeting. Allegiant cannot complete the share issuance or the mergers unless the share issuance proposal is approved at the Allegiant special meeting (or at any adjournment or postponement thereof). For purposes of the share issuance proposal, “votes cast” means votes “FOR” or “AGAINST.”

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
As a result, assuming a quorum is present, abstention from voting on the share issuance proposal, the failure of an Allegiant stockholder who holds his, her, or its shares in “street name” through a bank, broker, nominee, trustee, or other record holder to give voting instructions to that bank, broker, nominee, trustee, or other record holder, or any other failure of an Allegiant stockholder to vote, will have no effect on the outcome of the share issuance proposal because these failures to vote are not considered “votes cast.”
Whether or not a quorum is present, approval of the Allegiant adjournment proposal requires the affirmative vote of the holders of a majority of the votes cast by the shares of Allegiant common stock represented and entitled to vote thereon at the Allegiant special meeting. As a result, abstention from voting on the share issuance proposal, the failure of an Allegiant stockholder who holds his, her, or its shares in “street name” through a bank, broker, nominee, trustee, or other record holder to give voting instructions to that bank, broker, nominee, trustee, or other record holder, or any other failure of an Allegiant stockholder to vote, will have no effect on the outcome of the Allegiant adjournment proposal because these failures to vote are not considered “votes cast.”
Voting Rights; Proxies; Revocation
Allegiant stockholders may vote their shares at the Allegiant special meeting in person or represented by proxy.
Voting at the Allegiant Special Meeting
Stockholders of record as of the record date may attend, participate in, and vote at the Allegiant special meeting to be held at Allegiant’s headquarters at 1201 N. Town Center Drive, Las Vegas, Nevada 89144 on [ ], 2026 at [ ] a.m., Pacific Time (unless it is adjourned or postponed to a later date). Stockholders who hold their shares in street name should contact their bank, broker, nominee, trustee, or other record holder (preferably at least five days before the Allegiant special meeting) and obtain a “legal proxy” in order to be able to attend, participate in, or vote at the Allegiant special meeting.
Voting By Proxy
To vote by proxy, an Allegiant stockholder may vote through the internet or by telephone or mail as follows:
•	TO VOTE THROUGH THE INTERNET OR BY TELEPHONE
•
If you hold shares of Allegiant common stock directly in your name as a stockholder of record, you may vote through the internet at [ ] or by telephone by calling [ ]. In order to vote your shares through the internet or by telephone, you will need the [16-digit] control number included on your enclosed proxy card (which is unique to each Allegiant stockholder to ensure all voting instructions are genuine and to prevent duplicate voting). You may vote through the internet or by telephone, 24 hours a day, seven days a week prior to the Allegiant special meeting. If you choose to submit your proxy through the internet or by telephone, your proxy must be received by [11:59 p.m. Pacific Time] on [ ], 2026 in order to be counted at the Allegiant special meeting.

•
If you hold your shares of Allegiant common stock in “street name” through a bank, broker, nominee, trustee, or other record holder, you may provide voting instructions through the internet or by telephone only if internet or telephone voting is made available by your bank, broker, nominee, trustee, or other record holder. Please follow the voting instructions provided by your bank, broker, nominee, trustee, or other record holder with these materials.

•	TO VOTE BY MAIL
•
If you hold shares of Allegiant common stock directly in your name as a stockholder of record, you may vote by mail by completing, signing, and dating your enclosed proxy card and returning it in the accompanying pre-addressed envelope for receipt no later than the close of business on [ ], 2026 in order for your vote to be counted at the Allegiant special meeting. Your signed proxy card must be received by [ ], 2026, 11:59 p.m., Pacific Time, to be counted.

•
If you hold your shares of Allegiant common stock in “street name” through a bank, broker, nominee, trustee, or other record holder, you may vote by mail by completing, signing, and dating the voting instruction form provided by your bank, broker, nominee, trustee, or other record holder and returning it in the accompanying pre-addressed envelope. Your bank, broker, nominee, trustee, or other record holder must receive your voting instruction form in sufficient time to vote your shares at the Allegiant special meeting.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Revoking Your Vote
Even if you vote through the internet or by telephone, or you complete and return a proxy card, if you hold shares of Allegiant common stock directly in your name as a stockholder of record, you may revoke your vote at any time before voting takes place at the Allegiant special meeting by taking one of the following actions: (i) deliver to the Secretary of Allegiant a written notice of revocation, dated later than the proxy you want to revoke, stating that the proxy is revoked or (ii) submit new telephone or internet instructions or deliver a validly executed later-dated proxy. All written notices of revocation or other communications with respect to revocation of proxies should be addressed as follows: Allegiant Travel Company, 1201 N. Town Center Drive, Las Vegas, Nevada 89144, Attention: Robert B. Goldberg, Secretary. Such written communications must be received before the time that the proxy you wish to revoke is voted at the Allegiant special meeting.
You may also revoke your proxy by attending and voting during the Allegiant special meeting before the polls are closed.
Please note that if your shares are held in “street name” through a bank, broker, nominee, trustee, or other record holder and you wish to revoke a previously granted proxy, you must contact that entity and submit new voting instructions to such bank, broker, nominee, trustee, or other record holder.
All shares of Allegiant common stock that are entitled to vote at the Allegiant special meeting and are represented by properly completed and valid proxy received by the deadlines set forth above and not revoked will be voted at the Allegiant special meeting in accordance with the instructions indicated in such proxy. If an Allegiant stockholder signs a proxy card and returns it without giving instructions for voting on any proposal, the shares of Allegiant common stock represented by that proxy card will be voted “FOR” the share issuance proposal and “FOR” the Allegiant adjournment proposal.
Your vote is important, regardless of the number of shares of Allegiant common stock you own. Please complete, sign, date, and promptly return the enclosed proxy card today or authorize a proxy to vote through the internet or by phone.
Beneficial Holders (in “Street Name”)
If you hold your shares of Allegiant common stock in “street name” through a bank, broker, nominee, trustee, or other record holder, you must instruct your bank, broker, nominee, trustee, or other record holder on how to vote your shares. Your bank, broker, nominee, trustee, or other record holder will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your bank, broker, nominee, trustee, or other record holder with this joint proxy statement/prospectus. Banks, brokers, nominees, trustees, or other record holders through which you may hold shares of Allegiant common stock in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, banks, brokers, nominees, trustees, or other record holders typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. The share issuance proposal and the Allegiant adjournment proposal are non-routine. Therefore, banks, brokers, nominees, trustees, and other record holders do not have discretionary authority to vote on the share issuance proposal or the Allegiant adjournment proposal.
A broker non-vote with respect to Allegiant common stock occurs when (i) a share of Allegiant common stock held by a bank, broker, nominee, trustee, or other record holder is present, in person or represented by proxy, at a meeting of Allegiant stockholders, (ii) the beneficial owner of that share has not instructed his, her, or its bank, broker, nominee, trustee, or other record holder on how to vote on a particular proposal and (iii) the bank, broker, nominee, trustee, or other record holder does not have discretionary voting power on such proposal. Banks, brokers, nominees, trustees, and other record holders do not have discretionary voting authority with respect to the share issuance proposal or the Allegiant adjournment proposal; therefore, if a beneficial owner of shares of Allegiant common stock held in “street name” does not give voting instructions to the bank, broker, nominee, trustee, or other record holder, then those shares will not be present in person or represented by proxy at the Allegiant special meeting. As a result, there will not be any broker non-votes at the Allegiant special meeting.
Because the share issuance proposal requires the affirmative vote of the holders of a majority of the votes cast by the shares of Allegiant common stock represented and entitled to vote thereon at the Allegiant special meeting, and because your bank, broker, nominee, trustee, or other record holder does not have discretionary authority to vote on the share issuance proposal, the failure to provide your bank, broker, nominee, trustee, or other record holder with voting instructions will have no effect on approval of the share issuance proposal, assuming a quorum is present.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Likewise, because the Allegiant adjournment proposal requires the affirmative vote of the holders of a majority of the votes cast by the shares of Allegiant common stock represented and entitled to vote thereon at the Allegiant special meeting, and because your bank, broker, nominee, trustee, or other record holder does not have discretionary authority to vote on the Allegiant adjournment proposal, the failure to provide your bank, broker, nominee, trustee, or other record holder with voting instructions will have no effect on approval of the Allegiant adjournment proposal, assuming a quorum is present.
Stock Ownership of and Voting by Allegiant Directors and Executive Officers
As of [ ], 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, Allegiant’s directors and executive officers and their affiliates beneficially owned in the aggregate [ ] shares of Allegiant common stock entitled to vote at the Allegiant special meeting, which represents [ ]% of the shares of Allegiant common stock entitled to vote at the Allegiant special meeting.
Each of Allegiant’s directors and executive officers is expected, as of the date of this joint proxy statement/prospectus, to vote his, her, or its shares of Allegiant common stock “FOR” the share issuance proposal and “FOR” the Allegiant adjournment proposal, although none of Allegiant’s directors and executive officers have entered into any agreement requiring them to do so.
Solicitation of Proxies; Expenses of Solicitation
The Allegiant board is soliciting proxies with respect to the share issuance proposal and the Allegiant adjournment proposal, and Allegiant will bear the costs and expenses of that solicitation, including the costs of filing, printing, and mailing this joint proxy statement/prospectus. Allegiant has engaged [ ] to assist in the solicitation of proxies for the Allegiant special meeting, and Allegiant has agreed to pay them an estimated fee of $[ ], plus their reasonable out-of-pocket expenses incurred in connection with the solicitation.
In addition to the mailing of the notices and proxy materials, proxies may be solicited by personal interview, telephone, and electronic communication by the directors, officers, and employees of Allegiant acting without special compensation. Allegiant also makes arrangements with brokerage houses and other custodians, nominees, and fiduciaries for the forwarding of solicitation material to the street name holders of shares held of record by such individuals, and Allegiant will reimburse such custodians, nominees, and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection with such solicitation.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
THE SUN COUNTRY SPECIAL MEETING
Sun Country is furnishing this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies to be voted at the Sun Country special meeting (or any adjournment or postponement thereof) that Sun Country has called to consider and vote on the merger agreement proposal, the merger-related compensation proposal and the Sun Country adjournment proposal.
Date, Time, Place, and Purpose of the Sun Country Special Meeting
Together with this joint proxy statement/prospectus, Sun Country is also sending Sun Country stockholders a notice of the Sun Country special meeting and a form of proxy card that is solicited by the Sun Country board for use at the Sun Country special meeting to be held virtually at [ ], Central Time, on [ ], 2026 (unless it is adjourned or postponed to a later date), via live audio webcast at [ ].
Sun Country is holding the Sun Country special meeting for the following purposes:
1.	to consider and vote on the merger agreement proposal;
2.	to consider and vote on the merger-related compensation proposal; and
3.	to consider and vote on the Sun Country adjournment proposal
Sun Country will transact no other business at the Sun Country special meeting, except for business properly brought before the Sun Country special meeting or, by, or at the direction of the Sun Country board of directors, any adjournment or postponement thereof.
Recommendation of the Sun Country Board
After careful consideration, on January 11, 2026, the Sun Country board unanimously (i) determined that it is fair to and in the best interests of Sun Country and its stockholders, and declared it advisable, to enter into the merger agreement and consummate the proposed transactions, (ii) approved and declared advisable the merger agreement and the proposed transactions, (iii) directed that the merger agreement be submitted to Sun Country stockholders for adoption and (iv) resolved to recommend that Sun Country stockholders vote their shares in favor of the adoption of the merger agreement. The Sun Country board recommends that Sun Country stockholders vote “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal and “FOR” the Sun Country adjournment proposal. For a summary of the factors considered by the Sun Country board in reaching its decision to approve the merger agreement and the consummation of the proposed transactions, see “The Proposed Transactions—Sun Country Board’s Recommendations and Its Reasons for the Transactions”
Sun Country Record Date; Outstanding Shares; Stockholders Entitled to Vote
The Sun Country record date is [ ], 2026. Only holders of record of Sun Country common stock as of the close of business on the Sun Country record date are entitled to notice of, to attend and to vote at, the Sun Country special meeting, unless a new record date is set in connection with any adjournment or postponement of the Sun Country special meeting. As of the Sun Country record date, there were [ ] issued and outstanding shares of Sun Country common stock. Each Sun Country stockholder entitled to vote at the Sun Country special meeting is entitled to one vote per share at the Sun Country special meeting. As of the Sun Country record date, the issued and outstanding Sun Country common stock was held by approximately [ ] stockholders of record.
Quorum
The Sun Country bylaws require that there be a quorum at the Sun Country special meeting in order for Sun Country to hold a vote on the merger agreement proposal or the merger-related compensation proposal. A quorum at the Sun Country special meeting is the presence, in person, or represented by proxy, of a majority in voting power of the outstanding capital stock entitled vote at the Sun Country special meeting. Abstentions are included in the shares present at the meeting for purposes of determining whether a quorum is present. Shares of Sun Country common stock held in “street name” through a bank, broker, nominee, trustee, or other record holder with respect to which the beneficial owner fails to give voting instructions to the bank, broker, nominee, trustee, or other record holder, and shares of Sun Country common stock with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the Sun Country special meeting for the purpose of determining the presence of a quorum. Failure of a quorum at the Sun Country special meeting may result in an adjournment of the Sun Country special meeting and may subject Sun Country to additional costs and expenses.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Required Vote
Assuming a quorum is present at the Sun Country special meeting, approval of the merger agreement proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Sun Country common stock entitled to vote thereon at the Sun Country special meeting. Approval of the merger agreement proposal is required to complete the proposed transactions. Assuming a quorum is present, abstention from voting on the merger agreement proposal, the failure of a Sun Country stockholder who holds his, her, or its shares in “street name” through a bank, broker, nominee, trustee, or other record holder to give voting instructions to that bank, broker, nominee, trustee, or other record holder, or any other failure of a Sun Country stockholder to vote, will have the effect of a vote “AGAINST” the merger agreement proposal.
Assuming a quorum is present at the Sun Country special meeting, approval of the merger-related compensation proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Sun Country common stock present in person or represented by proxy at the Sun Country special meeting and entitled to vote on the merger-related compensation proposal. This vote will be on a non-binding, advisory basis. Assuming a quorum is present, abstention from voting on the merger-related compensation proposal will have the effect of a vote “AGAINST” the merger agreement proposal. Assuming a quorum is present, the failure of a Sun Country stockholder who holds his, her, or its shares in “street name” through a bank, broker, nominee, trustee, or other record holder to give voting instructions to that bank, broker, nominee, trustee, or other record holder, or any other failure of a Sun Country stockholder to vote, will have no effect on the outcome of the merger-related compensation proposal.
Whether or not a quorum is present, approval of the Sun Country adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Sun Country common stock present in person or represented by proxy at the Sun Country special meeting and entitled to vote on the Sun Country adjournment proposal. Abstention from voting on the Sun Country adjournment proposal will have the effect of a vote “AGAINST” the Sun Country adjournment proposal. The failure of a Sun Country stockholder who holds his, her, or its shares in “street name” through a bank, broker, nominee, trustee, or other record holder to give voting instructions to that bank, broker, nominee, trustee, or other record holder, or any other failure of a Sun Country stockholder to vote, will have no effect on the outcome of the Sun Country adjournment proposal.
Voting Rights; Proxies; Revocation
Sun Country stockholders may vote their shares at the Sun Country special meeting virtually or represented by proxy.
Voting By Proxy
To vote by proxy, a Sun Country stockholder may vote through the internet or by telephone or mail as follows:
•	TO VOTE THROUGH THE INTERNET OR BY TELEPHONE.
•
If you hold shares of Sun Country common stock directly in your name as a stockholder of record, you may vote through the internet at [ ] until 11:59 p.m., Central Time on [ ], 2026 or by telephone by calling [ ] until 11:59 p.m., Central Time, on [ ], 2026. In order to vote your shares through the internet or by telephone, you will need the control number on your enclosed proxy card (which is unique to each Sun Country stockholder to ensure all voting instructions are genuine and to prevent duplicate voting). If you choose to submit your proxy through the internet or by telephone, your proxy must be received by 11:59 p.m., Central Time, on [ ], 2026 in order to be counted at the Sun Country special meeting. You may also vote during the Sun Country special meeting through the internet at [ ] before the closing of the polls at the meeting.

•
If you hold your shares of Sun Country common stock in “street name” through a bank, broker, nominee, trustee, or other record holder, please contact such entity for instructions on how to vote your shares of Sun Country common stock at the Sun Country special meeting. Please follow the voting instructions provided by your bank, broker, nominee, trustee, or other record holder with these materials. Note that your broker, bank, or other nominee may have an earlier deadline for submission of votes than the deadline for holders of record.

•
If you choose to access the proxy materials and/or vote over the internet, you are responsible for internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
•	TO VOTE BY MAIL.
•
If you hold shares of Sun Country common stock directly in your name as a stockholder of record, you may vote by mail by completing, signing, and dating your enclosed proxy card and returning it using the postage-paid envelope provided. Your completed, signed, and dated proxy card must be received prior to the Sun Country special meeting in order for your vote to be counted at the Sun Country special meeting.

•
If you hold your shares of Sun Country common stock in “street name” through a bank, broker, nominee, trustee, or other record holder, please contact such entity for instructions on how to vote your shares of Sun Country common stock at the Sun Country special meeting. Please follow the voting instructions provided by your bank, broker, nominee, trustee, or other record holder with these materials. Note that your broker, bank, or other nominee may have an earlier deadline for submission of votes than the deadline for holders of record.

Revoking Your Vote
Even if you vote through the internet or by telephone, or you complete and return a proxy card, if you hold shares of Sun Country common stock directly in your name as a stockholder of record, you may revoke your vote at any time before the closing of the polls at the Sun Country special meeting by taking one of the following actions:
•
giving written notice of revocation to Sun Country’s Corporate Secretary at Sun Country Airlines Holdings, Inc., 2005 Cargo Road, Minneapolis, MN 55450, which must be received by [ ] p.m., Central Time, on [ ], 2026;

•	submitting new voting instructions over the telephone or the internet by 11:59 p.m., Central Time, on [ ], 2026;
•	delivering a new, validly completed, later-dated proxy card by mail that is received no later than the close of business on [ ], 2026; or
•	joining the Sun Country special meeting and voting virtually during the meeting.
If you hold your shares in “street name” through a bank, broker, nominee, trustee, or other record holder, you must contact your bank, broker, nominee, trustee, or other record holder to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the Sun Country special meeting.
Generally
If your shares are held in “street name” in a stock brokerage account or by a bank, broker, nominee, trustee, or other record holder, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, broker, nominee, trustee, or other record holder. Please note that you may not vote shares held in street name by returning a proxy card or voting instruction form directly to Sun Country. Your bank, broker, nominee, trustee, or other record holder is obligated to provide you with a voting instruction form for you to use.
Applicable stock exchange rules permit brokers to vote their customers’ stock held in street name on routine matters when the brokers have not received voting instructions from their customers. Those rules do not, however, allow brokers to vote their customers’ stock held in street name on non-routine matters unless they have received voting instructions from their customers. In such cases, the uninstructed shares for which the broker is unable to vote are called broker non-votes. It is expected that all proposals to be voted on at the Sun Country special meeting are non-routine matters on which brokers are not allowed to vote unless they have received voting instructions from their customers.
If you are a Sun Country “street name” stockholder and you do not instruct your bank, broker, nominee, trustee, or other record holder on how to vote your shares:
•
your bank, broker, nominee, trustee, or other record holder may not vote your shares on the merger agreement proposal, which broker non-votes will have the effect of a vote “AGAINST” this proposal (assuming a quorum is present);

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your bank, broker, nominee, trustee, or other record holder may not vote your shares on the merger-related compensation proposal, which broker non-votes will no effect on the outcome of this proposal (assuming a quorum is present); and

•
your bank, broker, nominee, trustee, or other record holder may not vote your shares on the Sun Country adjournment proposal, which broker non-votes will have no effect on the outcome of this proposal (whether or not a quorum is present).

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
All shares of Sun Country common stock that are entitled to vote at the Sun Country special meeting and are represented by properly completed and valid proxy received by the deadlines set forth above and not revoked will be voted at the Sun Country special meeting in accordance with the instructions indicated in such proxy. If a Sun Country stockholder signs a proxy card and returns it without giving instructions for voting on any proposal, the shares of Sun Country common stock represented by that proxy card will be voted “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal and “FOR” the Sun Country adjournment proposal.
Your vote is important, regardless of the number of shares of Sun Country common stock you own. Please complete, sign, date, and promptly return the enclosed proxy card today or authorize a proxy to vote through the internet or by phone.
Stock Ownership of and Voting by Sun Country Directors and Executive Officers
As of [ ], 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, Sun Country’s directors and executive officers and their affiliates beneficially owned in the aggregate [ ] shares of Sun Country common stock entitled to vote at the Sun Country special meeting, which represents approximately [ ]% of the shares of Sun Country common stock entitled to vote at the Sun Country special meeting.
Each of Sun Country’s directors and executive officers is expected, as of the date of this joint proxy statement/prospectus, to vote his, her, or its shares of Sun Country common stock “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal and “FOR” the Sun Country adjournment proposal, although none of Sun Country’s directors and executive officers have entered into any agreement requiring them to do so.
Solicitation of Proxies; Expenses of Solicitation
The Sun Country board is soliciting proxies with respect to the merger agreement proposal, the merger-related compensation proposal and the Sun Country adjournment proposal, and Sun Country will bear the costs and expenses of that solicitation. Sun Country has engaged Innisfree M&A Incorporated to assist in the solicitation of proxies for the Sun Country special meeting, and Sun Country has agreed to pay them an estimated fee of up to $[ ] plus their reasonable out-of-pocket expenses incurred in connection with the solicitation.
In addition to solicitation by mail, directors, officers and employees of Sun Country may solicit proxies from stockholders in person, by telephone, or by electronic or other means. Sun Country currently expects not to incur any costs beyond those customarily expended for a solicitation of proxies in connection with approval of the merger agreement proposal, the merger-related compensation proposal and the Sun Country adjournment proposal. Directors, officers and employees of Sun Country will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians, and other nominees have been requested to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
THE PROPOSED TRANSACTIONS
The following discussion contains certain information about the proposed transactions. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the proposed transactions.
The Mergers
The Allegiant board and the Sun Country board have each unanimously approved or adopted, as applicable, the merger agreement. Under the merger agreement, (i) Merger Sub 1 will be merged with and into Sun Country with Sun Country surviving such merger as a direct, wholly owned subsidiary of Allegiant, and (ii) immediately thereafter, Sun Country will merge with and into Merger Sub 2, with Merger Sub 2 (renamed “Sun Country Airlines Holdings, LLC”) surviving as a direct, wholly owned subsidiary of Allegiant.
At the effective time of the first merger, each share of Sun Country common stock issued and outstanding immediately prior to the effective time of the first merger (except for shares held in the treasury of Sun Country, all shares owned of record by Allegiant, Merger Sub 1, Merger Sub 2 or any of their respective wholly owned subsidiaries, and dissenting shares), will be converted into the right to receive the merger consideration.
Each holder of shares of Sun Country common stock will be entitled to receive as merger consideration for each share of Sun Country common stock held by such holder the per-share cash consideration and the per-share stock consideration.
No fractional shares of Allegiant common stock will be issued in connection with the first merger, and Sun Country stockholders will receive cash in lieu of any fractional shares of Allegiant common stock to which they otherwise would have been entitled.
As a result of the foregoing, based on the number of shares and stock-based awards of Allegiant and Sun Country outstanding as of [ ], 2026, the last practicable trading day before the date of the joint proxy statement/prospectus, it is expected that Allegiant equityholders will represent approximately 67%, and Sun Country equityholders will represent approximately 33%, of the thenoutstanding Allegiant common stock, calculated on a fully diluted basis immediately after the closing.
Allegiant stockholders are being asked to approve, among other things, the share issuance proposal and Sun Country stockholders are being asked to approve, among other things, the merger agreement proposal. See “The Merger Agreement” beginning on page 113 for additional and more detailed information regarding the legal documents that govern the proposed transactions, including information about conditions to the closing and provisions for terminating or amending the merger agreement.
Background of the Proposed Transactions
The following chronology summarizes the key meetings and events that led to and immediately followed the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among the members of the Sun Country board, the representatives of Sun Country, or other parties, including Allegiant.
The Sun Country board, the Allegiant board and senior management of each of Sun Country and Allegiant regularly evaluate their respective companies’ strategic direction, ongoing business plans, performance and prospects with a view toward strengthening their respective businesses and financial performance and enhancing long-term stockholder value.
From time to time, Jude Bricker, Chief Executive Officer of Sun Country, has had informal conversations with representatives of Allegiant regarding industry matters. In October 2024, representatives of Sun Country, including Mr. Bricker and Dave Davis, former President and Chief Financial Officer of Sun Country, and representatives of Allegiant, including Greg Anderson, Chief Executive Officer of Allegiant, Robert Neal, then Senior Vice President and Chief Financial Officer of Allegiant and now President and Chief Financial Officer of Allegiant, and Drew Wells, then Chief Revenue Officer of Allegiant and now Chief Commercial Officer of Allegiant, met for dinner. During the course of discussing various topics over dinner, discussion arose regarding the possibility of a potential transaction involving the two companies, which included a discussion of Sun Country’s analysis of potential synergies, but that meeting did not lead to any further discussions regarding a potential transaction. In May 2025, Mr. Bricker met Mr. Anderson in

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Las Vegas. Messrs. Anderson and Bricker discussed a potential transaction between Allegiant and Sun Country, but Mr. Anderson informed Mr. Bricker that Allegiant was currently focused on other matters. In June 2025, Mr. Bricker, Mr. Anderson and Maury Gallagher, Chairman of the Allegiant board, met briefly over lunch in Minneapolis-St. Paul and again had a preliminary conversation about a potential transaction involving Sun Country and Allegiant. Mr. Anderson noted that Allegiant was currently focused on existing airline initiatives and also the divestiture of its Sunseeker Resort Charlotte Harbor property and was not prepared to engage regarding a potential transaction at that time.
In the summer of 2025, Allegiant began engaging with representatives of Barclays as a potential financial advisor with respect to Allegiant’s evaluation of various strategic opportunities, including a potential transaction with Sun Country.
On September 15, 2025, Mr. Anderson reached out to Mr. Bricker to express interest in a potential transaction involving Sun Country and Allegiant. On September 16, 2025, Sun Country and Allegiant entered into a customary confidentiality agreement, which included a standstill. On September 22, 2025, representatives of Allegiant sent representatives of Sun Country a list of high-level preliminary due diligence requests.
On October 2, 2025, members of Sun Country senior management met with representatives of Goldman Sachs, as Sun Country considered engaging a financial advisor. The representatives of Goldman Sachs provided an overview of the services Goldman Sachs could offer as financial advisor to Sun Country in connection with a potential transaction with Allegiant or other strategic alternatives, as well as preliminary perspectives on a potential transaction with Allegiant. After the meeting, Sun Country management concluded they would update the Sun Country board with respect to such overview and work with representatives of Milbank LLP, Sun Country’s outside counsel, which we refer to as Milbank, to draft an engagement letter to be entered into with Goldman Sachs as Sun Country’s financial advisor.
On October 3, 2025, members of Sun Country management, including Mr. Bricker, Rose Neale, Senior Vice President, Chief Legal Officer and Corporate Secretary of Sun Country, Torque Zubeck, Senior Vice President and Chief Financial Officer of Sun Country, and Bill Trousdale, Vice President of FP&A and Treasurer of Sun Country, held a call with representatives of Allegiant, including Mr. Anderson, Mr. Neal, Robert Goldberg, Senior Vice President and Senior Counsel of Allegiant, Mr. Wells and Asad Shaikh, Senior Vice President, Fleet Planning & Corporate Finance of Allegiant, during which Sun Country provided narrative responses to certain of Allegiant’s high-level preliminary due diligence requests.
On October 7, 2025, the Sun Country board held a special meeting, with members of management and representatives of each of Milbank and Goldman Sachs in attendance. The Sun Country management team provided an update on the recent outreach from representatives of Allegiant indicating renewed interest in an acquisition of Sun Country, including a planned upcoming meeting with representatives of Allegiant to discuss the parties’ high-level preliminary due diligence requests. The Sun Country board discussed potential considerations with respect to exploring a transaction with Allegiant. The Sun Country board also discussed a potential acquisition target that had been identified by Sun Country. The Sun Country board directed the management team to continue to explore a potential transaction with Allegiant and the potential acquisition opportunity. Milbank then provided an overview of the fiduciary duties of members of the Sun Country board in connection with the potential strategic alternatives. Sun Country management also noted that Sun Country is party to an Income Tax Receivable Agreement, which we refer to as the TRA, under which pre-IPO stockholders (including Mr. Bricker and Kerry Philipovitch) of Sun Country are entitled to certain payments upon a change of control of Sun Country (see “—Interests of Directors and Executive Officers in the Mergers”). Representatives of Goldman Sachs then reviewed with the Sun Country board an update on the current macroeconomic environment and the U.S. airline industry. The representatives of Goldman Sachs then exited the meeting.
After the representatives of Goldman Sachs exited the meeting, the Sun Country board, together with management and representatives of Milbank, discussed the potential engagement of Goldman Sachs as financial advisor to Sun Country, noting, among other things, the Sun Country management team’s previous experience with Goldman Sachs, Goldman Sachs’ experience in the airline industry, Goldman Sachs’ experience negotiating large M&A transactions and the fact that other financial advisors considered by Sun Country had pre-existing conflicts of interest. Following discussion, the Sun Country board determined to engage Goldman Sachs as its financial advisor. The Sun Country board then directed management to work with Milbank to finalize an engagement letter with Goldman Sachs consistent with the terms presented during the meeting.
On October 8, 2025, members of Sun Country and Allegiant management, together with representatives of each of Goldman Sachs and Barclays, met at Milbank’s offices. The parties discussed responses to high-level preliminary due

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
diligence items, and Allegiant indicated that an acquisition proposal would likely follow in the near term. Following this meeting and through the days leading up to the execution of the merger agreement, members of this group continued to meet to discuss due diligence matters related to the potential transaction.
On October 27, 2025, Allegiant finalized an engagement letter with Barclays to serve as its financial advisor with respect to a potential transaction with Sun Country. In connection with the engagement of Barclays, Barclays delivered a customary relationship disclosure letter to Allegiant on December 16, 2025, which was subsequently updated on January 9, 2026.
On October 27-28, 2025, the Allegiant board held a regularly scheduled meeting, with members of Allegiant senior management and representatives of Barclays in attendance. During this meeting, Allegiant senior management updated the Allegiant board on potential strategic opportunities, including a potential transaction involving Sun Country. After discussion, the Allegiant board authorized Allegiant management to continue exploring a potential transaction with Sun Country.
On October 30, 2025, Sun Country announced its financial results for the third quarter of 2025.
On November 4, 2025, Allegiant announced its financial results for the third quarter of 2025.
On November 5, 2025, the Allegiant board held an informal teleconference with members of Allegiant senior management, during which Allegiant management discussed with the Allegiant board the terms of a letter setting forth a preliminary, non-binding proposal to acquire Sun Country, which we refer to as the November 5 Letter. The November 5 Letter proposed cash consideration of $6.44 per Sun Country share and approximately 25% pro forma ownership of the combined company through stock consideration of 0.1096 shares of Allegiant common stock per Sun Country share, representing an implied offer price per share of $14.40, a 24% premium to Sun Country’s 30-day trailing volume weighted average price, which we refer to as VWAP, per share, and an 18% premium to Sun Country’s 60-day trailing VWAP per share. The November 5 Letter also stated that the proposed consideration was based on publicly available information and Allegiant’s preliminary calculations as to Sun Country’s fully diluted shares outstanding at the implied offer price. With respect to the governance of the combined company, the November 5 Letter stated that Mr. Anderson and Mr. Gallagher would serve as CEO of the combined company and Chairman of the combined company board of directors, respectively, and that Allegiant would add two current Sun Country directors (including Mr. Bricker) to the Allegiant board following the closing of the transaction, with Mr. Bricker serving as Special Advisor to the Allegiant CEO. The November 5 Letter further noted that the proposal was not subject to a financing contingency, and that it assumed a bilateral, exclusive process between Sun Country and Allegiant. After discussion, the Allegiant board authorized Allegiant management to submit the November 5 Letter to Sun Country on the terms presented to the Allegiant board. Later that same day, Allegiant sent the November 5 Letter to Sun Country on the terms authorized by the Allegiant board.
On the morning of November 6, 2025, Sun Country management discussed the November 5 Letter with representatives of each of Milbank and Goldman Sachs. After discussion, Sun Country management directed representatives of Goldman Sachs to convey to Barclays that the Sun Country board would discuss Allegiant’s proposal, but that management believed the offer undervalued Sun Country.
On November 7, 2025, representatives of Goldman Sachs reached out to representatives of Barclays consistent with management’s instructions. Representatives of Barclays suggested that Sun Country provide a counterproposal. Shortly after the call between representatives of each of Goldman Sachs and Barclays, Mr. Anderson called Mr. Bricker and encouraged Sun Country to provide a counterproposal.
On the evening of November 11, 2025, the Sun Country board held a working dinner, with members of Sun Country management and representatives of each of Milbank and Goldman Sachs in attendance. Representatives of Goldman Sachs reviewed with the Sun Country board Goldman Sachs’ preliminary financial analysis of Sun Country and the November 5 Letter. A discussion ensued regarding Goldman Sachs’ preliminary financial analysis and Sun Country’s strategic alternatives, including continuing as a standalone company. Milbank reviewed the Sun Country board’s fiduciary duties in connection with evaluating a strategic transaction. Sun Country management again noted the impact of a change of control under the TRA (see “—Interests of Directors and Executive Officers in the Mergers”).
On November 12, 2025, the Sun Country board held a regularly scheduled meeting, with members of Sun Country management and representatives of each of Milbank and Goldman Sachs in attendance. The Sun Country board reviewed financial projections for the Company on a standalone basis, as prepared by Sun Country management, which we refer to as the October Sun Country management forecasts, as well as the assumptions underlying the October Sun

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Country management forecasts. The October Sun Country management forecasts are more fully described in “—Certain Unaudited Prospective Financial Information.” The Sun Country board and its advisors then discussed Sun Country’s alternatives, considering, among other things, Goldman Sachs’ preliminary financial analysis reviewed with the Sun Country board the prior evening, the potential for synergies resulting from a transaction with Allegiant, other potential counterparties to a strategic transaction involving Sun Country, Sun Country’s potential future growth and its financial prospects as a standalone company. The Sun Country board discussed potential future inorganic growth opportunities, including the potential acquisition opportunity previously discussed at its October 7 meeting. Sun Country management provided an update on the potential acquisition opportunity, including management’s recommendation that Sun Country decline to pursue the opportunity. The Sun Country board also considered whether to conduct outreach to third parties to gauge interest in a potential strategic transaction involving Sun Country. Following discussion, the Sun Country board determined not to conduct outreach to any other third parties at that time, given, among other things, the risk of a leak and the risk that conducting such outreach could jeopardize a potential transaction with Allegiant and that Allegiant assumed a bilateral, exclusive process. The Sun Country board then discussed possible responses to the November 5 Letter, noting that additional stock consideration would be attractive because it would provide Sun Country stockholders with the opportunity to meaningfully participate in the potential benefits of a transaction, including potential synergies. Sun Country management then exited the meeting.
After management (other than Mr. Bricker) exited the meeting, the Sun Country board and its advisors finalized a response to the November 5 Letter. The Sun Country board discussed, among other things, whether to make a specific counterproposal. Following discussion with its advisors, the Sun Country board directed representatives of Goldman Sachs to reach out to Barclays to reject Allegiant’s proposal in the November 5 Letter and convey that the Sun Country board was disappointed with Allegiant’s offer and expressed a preference for an all-stock proposal. Representatives of Goldman Sachs then held a call with representatives of Barclays, during which they communicated the Sun Country board’s message as directed by the Sun Country board.
On November 24, 2025, the Allegiant board held a special meeting, with members of Allegiant senior management and representatives of Barclays in attendance. Allegiant senior management provided an update on ongoing negotiations with Sun Country with respect to a potential transaction, including feedback received from Goldman Sachs with respect to the November 5 Letter. Allegiant management then discussed with the Allegiant board the terms of a letter setting forth a revised preliminary, non-binding proposal to acquire Sun Country, which we refer to as the November 24 Letter. The November 24 Letter proposed cash consideration of $3.60 per Sun Country share plus approximately 33% pro forma ownership of the combined company through stock consideration of 0.1650 shares of Allegiant common stock per Sun Country share, representing an implied offer price per share of $14.40 (based on Allegiant’s closing share price on November 21, 2025), a 22% premium to Sun Country’s 30-day trailing VWAP per share, and an 18% premium to Sun Country’s 60-day trailing VWAP per share. The November 24 Letter also stated that the proposed consideration was based on publicly available information and Allegiant’s preliminary calculations as to Sun Country’s fully diluted shares outstanding at the implied offer price. The governance terms outlined in the November 5 Letter remained unchanged. Thereafter, the Allegiant board discussed with Allegiant senior management and representatives of Barclays potential synergies relating to a potential acquisition of Sun Country, as well as the standalone prospects for each of Allegiant and Sun Country in relation to consensus estimates and, with respect to Allegiant, internal management forecasts. Following this discussion, representatives of Barclays left the meeting. The Allegiant board then authorized Allegiant management to submit the November 24 Letter to Sun Country on the terms presented to the Allegiant board.
Later that same day, Allegiant sent Sun Country the November 24 Letter on the terms authorized by the Allegiant board.
On November 26, 2025, the Sun Country board held a special meeting, with members of Sun Country management and representatives of each of Milbank and Goldman Sachs in attendance, to discuss the November 24 Letter. Representatives of Goldman Sachs reviewed with the Sun Country board Goldman Sachs’ preliminary financial analysis of Allegiant’s revised proposal. The Sun Country board then asked questions of the representatives of Goldman Sachs and discussed such analysis, the potential for synergies resulting from a transaction with Allegiant and the revised proposal, noting in particular the additional stock consideration offered in the November 24 Letter. The Sun Country board and its advisors then discussed possible responses to the November 24 Letter, including, among other things, whether Sun Country should make a specific counterproposal or again provide more general feedback. Following discussion with its advisors, the Sun Country board directed representatives of Goldman Sachs to make a counterproposal, which we refer to as the Sun Country Counterproposal, that included a fixed 33% pro forma ownership in the combined company, to be determined on a fully diluted basis, plus $3.60 in cash for each existing Sun Country

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
share and a $1.50 per share cash dividend to be paid to Sun Country’s stockholders prior to the closing of a potential transaction, representing potential cash flow to be generated by Sun Country prior to the closing of the proposed transactions. Later that same day, representatives of Goldman Sachs reached out to representatives of Barclays to deliver the counterproposal consistent with the Sun Country board’s instructions.
On December 2, 2025, at the direction of the Sun Country board, representatives of Goldman Sachs held an additional call with representatives of Barclays to further discuss the Sun Country Counterproposal. At the direction of Allegiant, representatives of Barclays conveyed that Allegiant was comfortable proceeding with negotiations on the basis of a fixed 33% ownership of the combined company on a fully diluted basis for holders of Sun Country equity securities but was not prepared to agree to the proposed $1.50 pre-closing dividend per share.
On December 6, 2025, Maury Gallagher, Chairman of the Allegiant board, called Mr. Bricker. They discussed the airline industry generally and potential advantages of a transaction involving Sun Country and Allegiant, but did not address material deal terms.
On December 7, 2025, the Allegiant board held a special meeting, with members of Allegiant senior management and representatives of Barclays in attendance. Allegiant senior management provided an update on the status of discussions with Sun Country, including with respect to the Sun Country Counterproposal, and management’s perspectives on the Sun Country Counterproposal and recommendation to proceed with mutual due diligence. Thereafter, representatives of Barclays reviewed Barclays’ preliminary financial analysis of the Sun Country Counterproposal. Following this discussion, representatives of Barclays left the meeting. Allegiant senior management and the Allegiant board then discussed a response to the Sun Country Counterproposal, which we refer to as the Revised Allegiant Proposal, that included (i) no cash dividend to Sun Country stockholders, (ii) increased cash consideration of $4.10 per share of Sun Country common stock and pro forma ownership of 33% of the combined company on a fully diluted basis, and (iii) the board of the combined company consisting of the current eight directors of the Allegiant board and three additional directors (including Mr. Bricker) selected by Sun Country to be approximately representative of Sun Country’s pro forma ownership of the combined company on a fully diluted basis, subject to (other than with respect to Mr. Bricker) the approval of such designees by the nominating and governance committee of the Allegiant board. Thereafter, the Allegiant board authorized Allegiant management to proceed as discussed.
Later that same day, Mr. Bricker and Mr. Anderson discussed the Sun Country Counterproposal. During this discussion, Mr. Anderson delivered the Revised Allegiant Proposal consistent with the Allegiant board’s authorization. Following the call, Mr. Bricker sent an email to Mr. Anderson indicating that subject to confirmation by the Sun Country board, Sun Country would be willing to move forward with mutual due diligence on the basis of the Revised Allegiant Proposal.
Later that same day, the Sun Country board held an informal meeting with members of Sun Country management and representatives of each of Milbank and Goldman Sachs in attendance. Mr. Bricker provided an overview of his recent calls with Mr. Gallagher and Mr. Anderson and the Revised Allegiant Proposal. Representatives of Goldman Sachs reviewed with the Sun Country board preliminary financial analyses of the Revised Allegiant Proposal. The Sun Country board then directed representatives of Goldman Sachs to prepare a more detailed analysis and determined to reconvene to review that analysis once available and to further discuss the Revised Allegiant Proposal.
On December 9, 2025, the Sun Country board held a special meeting, with members of Sun Country management and representatives of each of Milbank and Goldman Sachs in attendance. Representatives of Goldman Sachs reviewed with the Sun Country board preliminary financial analyses of the Revised Allegiant Proposal, including that the Revised Allegiant Proposal represented an implied offer price of $17.43 per Sun Country share (based on Allegiant’s closing share price on December 5, 2025). A discussion ensued regarding the Revised Allegiant Proposal in comparison to Allegiant’s prior proposals and Sun Country’s alternatives, including its prospects as a standalone company. The Sun Country board also noted that given the increase in value of the Revised Allegiant Proposal, Sun Country’s outstanding warrants would be in the money. The Sun Country board then considered possible responses to the Revised Allegiant Proposal, including, among other things, whether to make another counterproposal. The representatives of Goldman Sachs confirmed that Barclays had indicated the Revised Allegiant Proposal represented Allegiant’s best and final offer. The Sun Country board also noted that information regarding Allegiant’s long-range plan would only be accessible through a formal due diligence process. Following discussion, the Sun Country board determined to move forward with mutual due diligence. The Sun Country board directed representatives of Goldman Sachs to notify Barclays of Sun Country’s intent to proceed with mutual due diligence.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
On December 12, 2025, at the direction of Sun Country management, representatives of Goldman Sachs shared the October Sun Country management forecasts, as updated by Sun Country management to reflect the impact of estimated 2025 fourth quarter financial results, which we refer to as the December Sun Country management forecasts, with representatives of Barclays. The December Sun Country management forecasts are more fully described in “—Certain Unaudited Prospective Financial Information.” That same day, at the direction of Allegiant management, representatives of Barclays shared certain financial projections for Allegiant on a standalone basis, as prepared by Allegiant management, which we refer to as the Allegiant management forecasts, with representatives of Sun Country. The Allegiant management forecasts are more fully described in “—Certain Unaudited Prospective Financial Information.”
From the week of December 15, 2025, and until the execution of the merger agreement on January 11, 2026, Allegiant and Sun Country conducted diligence on each party’s business through a series of diligence calls and document review in electronic data rooms. Representatives of Barclays, Goldman Sachs, Skadden, Arps, Slate, Meagher & Flom LLP, Allegiant’s outside counsel, which we refer to as Skadden, Milbank and Allegiant and Sun Country’s other respective advisors attended these calls. In addition, Allegiant management provided Sun Country with a preliminary assessment of expected synergies resulting from the potential transaction on December 21, 2025, and thereafter through the days leading up to the execution of the merger agreement, representatives of Allegiant and representatives of Sun Country worked together to develop a joint assessment of the potential synergies and dis-synergies related to the potential transaction.
On December 15, 2025, Sun Country entered into an engagement letter with Goldman Sachs in accordance with the parameters authorized by the Sun Country board. Prior to the engagement of Goldman Sachs, representatives of Goldman Sachs delivered a customary relationship disclosure letter to Sun Country on November 24, 2025. In connection with the engagement letter, Goldman Sachs provided a new relationship disclosure letter on January 8, 2026.
On December 16, 2025, the Sun Country board held an informal meeting, with members of Sun Country management and representatives of each of Milbank, Goldman Sachs and Collected Strategies, LLC, Sun Country’s communications advisor, which we refer to as Collected Strategies, in attendance. The representatives of Milbank reviewed proposed key terms of a draft merger agreement, including, among other things, (i) a go-shop period during which Sun Country could solicit alternative takeover proposals, (ii) a termination fee payable by either party under specified circumstances of 2.5% of the applicable party’s equity value, which we refer to as the fiduciary out termination fees, (iii) a $75,000,000 reverse termination fee payable by Allegiant if the transaction is terminated under certain circumstances, which we refer to as the reverse termination fee, (iv) a regulatory efforts covenant requiring Allegiant to litigate and make any divestitures unless such divestitures would result in a material adverse effect on the combined company and (v) a closing condition that Milbank shall have delivered a tax opinion regarding the tax treatment of the merger consideration, which we refer to as the tax opinion condition. Following discussion with its advisors, the Sun Country board directed Milbank to share a draft merger agreement including the foregoing provisions with Allegiant’s counsel. Sun Country management also provided an update on plans for an upcoming meeting with a key customer, which we refer to as the Key Customer, noting that representatives of Allegiant would join the meeting and that the parties intended to inform the Key Customer of a potential strategic transaction involving Sun Country and Allegiant. Sun Country management also reviewed with the Sun Country board the Allegiant management forecasts (as more fully described in “—Certain Unaudited Prospective Financial Information”).
On December 17, 2025, representatives of Milbank sent a draft merger agreement to representatives of Skadden, consistent with the Sun Country board’s direction, and which also included, among other things, restrictions on the operation of Allegiant’s business between the date of the merger agreement and the completion of the proposed transactions.
On December 23, 2025, members of Sun Country and Allegiant management met with representatives of the Key Customer at the Key Customer’s offices. Sun Country and Allegiant informed the Key Customer that Sun Country and Allegiant were considering a potential strategic transaction and expressed their intent to continue servicing the Key Customer pursuant to the Key Customer’s existing contract with Sun Country. Sun Country and Allegiant also discussed with the Key Customer waiving its right of first notice with respect to a strategic transaction involving Sun Country, which the Key Customer subsequently waived prior to the execution of the merger agreement.
On December 27, 2025, at the direction of Allegiant’s senior management, representatives of Skadden sent a revised draft merger agreement to representatives of Milbank contemplating, among other things, (i) no Sun Country go-shop

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
period, reverse termination fee or tax opinion condition, (ii) fiduciary out termination fees of 3.5% of the applicable party’s equity value, (iii) limitations on Allegiant’s obligation to obtain required regulatory approvals and (iv) more limited restrictions on the operation of Allegiant’s business between the date of the merger agreement and the completion of the proposed transactions.
On December 30, 2025, the Sun Country board held a special meeting, with members of Sun Country management and representatives of each of Milbank, Goldman Sachs and Collected Strategies in attendance. Members of management provided an update on their December 23 meeting with the Key Customer, and representatives of Goldman Sachs provided an update on the diligence process. Representatives of Milbank then reviewed the key terms in the revised draft merger agreement sent by Skadden on December 27. The Sun Country board discussed the merger agreement with its advisors, emphasizing the importance of closing certainty. The Sun Country board determined to propose a reverse termination fee of $60,000,000, fiduciary out termination fees of 3.0% of each party’s equity value, the inclusion of the tax opinion condition and a more favorable regulatory efforts covenant. Representatives of Goldman Sachs provided an update on Sun Country’s share price performance, and Milbank provided an overview of best practices for boards of directors and reviewed the board’s fiduciary duties in the context of the potential transaction with Allegiant.
The following day, representatives of Milbank held a call with representatives of Skadden. Milbank communicated the Sun Country board’s positions on the key terms of the merger agreement, consistent with discussions at the December 30 Sun Country board meeting.
On January 4, 2026, the Allegiant board held an informal teleconference with members of Allegiant management and a representative of Skadden in attendance. Allegiant’s senior management and Skadden discussed with the Allegiant board, among other things, the proposals with respect to the key issues communicated by representatives of Milbank. Following this discussion, the Allegiant board determined, among other things, that it would be willing to accept the proposed 3.0% fiduciary out termination fees and proposed changes to the regulatory efforts covenant and to reject the inclusion of the tax opinion condition. The Allegiant board also authorized Allegiant management to propose a reverse termination fee of $20,000,000, which amount would be reduced by any litigation costs incurred by Allegiant in connection with obtaining HSR Act clearance, after discussion that a higher reverse termination fee may be necessary to reach agreement with Sun Country. The Allegiant board further noted the importance of Sun Country’s relationship with the Key Customer to the potential transaction and obtaining assurances regarding the Key Customer relationship continuing.
Overnight on January 6, 2026, representatives of Milbank sent a revised draft of the merger agreement to Skadden, consistent with the Sun Country board’s positions expressed at the December 30 board meeting. That morning, the Sun Country board held an informal meeting, with members of Sun Country management and representatives of each of Milbank, Goldman Sachs and Collected Strategies in attendance. Sun Country management reviewed with the Sun Country board a preliminary assessment of expected synergies resulting from a potential transaction with Allegiant based on management’s due diligence findings, as well as the adjusted Allegiant management forecasts, as prepared by Sun Country management, which we refer to as the Sun Country management Allegiant forecasts. The Sun Country management Allegiant forecasts are more fully described in in “—Certain Unaudited Prospective Financial Information.” The Sun Country board also reviewed the December Sun Country management forecasts. Representatives of Goldman Sachs also reviewed with the Sun Country board updated preliminary financial analyses of the Revised Allegiant Proposal.
Later that same day, representatives of Skadden called representatives of Milbank. Representatives of Skadden indicated that they would send a revised draft of the merger agreement to Milbank soon but noted that Allegiant was considering proposing, among other things, a reverse termination fee of $20,000,000, to be reduced by any litigation costs incurred by Allegiant in connection with obtaining HSR Act clearance. Representatives of Skadden also noted that the Allegiant board expected assurances regarding the Key Customer relationship continuing. Milbank then discussed the proposed fee amount with Sun Country management and representatives of Goldman Sachs. Mr. Bricker also spoke to Mr. Anderson regarding the reverse termination fee and noted that, subject to the approval of the Sun Country board, Mr. Bricker would be supportive of a reverse termination fee of $40,000,000 (not subject to reduction for litigation expenses). Mr. Anderson indicated that he would be willing to propose a compromise at $30,000,000 (not subject to reduction for litigation expenses) to the Allegiant board.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Also on January 6, 2026, Milbank sent to Skadden a draft of Sun Country’s disclosure schedules to the merger agreement, and on January 8, 2026, Skadden sent to Milbank a draft of Allegiant’s disclosure schedules to the merger agreement. From January 6, 2026 through execution of the merger agreement, Milbank and Skadden exchanged multiple drafts of the disclosure schedules to the merger agreement.
On January 7, 2026, members of Sun Country management met with members of Allegiant management, with representatives of Goldman Sachs and Barclays in attendance, to discuss their respective assessments of expected synergies resulting from a potential transaction involving Sun Country and Allegiant.
Later that same day, representatives of Skadden sent a revised draft merger agreement to representatives of Milbank, contemplating, among other things, a reverse termination fee of $30,000,000 (not subject to reduction for litigation expenses) that would be Sun Country’s sole and exclusive remedy under the merger agreement if paid to Sun Country and no tax opinion condition.
On January 8, 2026, representatives of Milbank sent a further revised draft merger agreement to representatives of Skadden contemplating, among other thing, acceptance of the proposed $30,000,000 reverse termination fee (not subject to reduction for litigation expenses), which payment would not be Sun Country’s sole and exclusive remedy under the merger agreement in the event of fraud or intentional breach, as well as conditional acceptance of the removal of the tax opinion condition, in each case, subject to the Sun Country board’s approval.
Throughout the day on January 9, 2026, representatives of each of Barclays and Goldman Sachs discussed the methodology to determine each party’s fully diluted share count for purposes of calculating the exchange ratio.  As part of these discussions, representatives of Goldman Sachs asked representatives of Barclays whether Allegiant proposed to include or exclude the 2026 equity awards previously granted by the Sun Country board and Allegiant’s anticipated 2026 equity award grants for this purpose.
Also on January 9, 2026, representatives of Skadden communicated to representatives of Milbank, at the direction of Allegiant management and subject to approval by the Allegiant board, that Allegiant expected to exclude termination of the Key Customer contract as a result of the potential transaction from certain exceptions to the definition of “material adverse effect”. Later that same day, representatives of Skadden sent a further revised draft merger agreement to representatives of Milbank contemplating, among other thing, that payment of the reverse termination fee would be Sun Country’s sole and exclusive remedy under the merger agreement and the carveout of the Key Customer contract from certain exceptions to the definition of “material adverse effect”.
Later on January 9, 2026, the Sun Country board held a special meeting, with members of Sun Country management and representatives of each of Milbank, Goldman Sachs and Collected Strategies in attendance. Sun Country management updated the Sun Country board on its discussions with Allegiant management over the past several days. Milbank provided an overview of the key terms of the revised draft merger agreement received from Skadden on January 8, including (i) a reverse termination fee of $30,000,000 and (ii) the reverse termination fee as the sole remedy when paid. Milbank also provided an update on its conversations with Skadden, including that Allegiant expected to exclude termination of the Key Customer contract as a result of the potential transaction from certain exceptions to the definition of “material adverse effect”. The Sun Country board further discussed the revised draft merger agreement with its advisors, noting in particular that the reverse termination fee amount proposed by Allegiant had been increased by $10,000,000 and was not subject to reduction for litigation expenses. Following discussion, the Sun Country board directed Milbank to reach out to Skadden to reject Allegiant’s position on the reverse termination fee as the sole remedy and the carveout from certain exceptions to the definition of “material adverse effect.” Representatives of Goldman Sachs provided an update on due diligence and an overview of Goldman Sachs’ recent discussions with Barclays, including that the parties were continuing to discuss the methodology of determining each party’s fully diluted share count for purposes of calculating the exchange ratio. In particular, representatives of Goldman Sachs noted that Allegiant had not yet responded as to whether they proposed to include or exclude the 2026 equity awards previously granted by the Sun Country board and Allegiant’s anticipated 2026 equity award grants for this purpose.
Later on January 9, 2026, representatives of Barclays conveyed to representatives of Goldman Sachs that Allegiant proposed to include Sun Country’s previously granted 2026 equity award grants, but exclude Allegiant’s anticipated 2026 equity award grants, for purposes of determining each party’s fully diluted share count in connection with calculating the exchange ratio. Representatives of Goldman Sachs then discussed this proposal with Sun Country management and representatives of Milbank. Sun Country management directed representatives of Goldman Sachs to convey to Barclays that Sun Country was unwilling to agree to the exclusion of Allegiant’s anticipated 2026 equity awards for purposes of determining Allegiant’s fully diluted share count.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Throughout the next day on January 10, 2026, members of Sun Country management and representatives of each of Milbank and Goldman Sachs discussed the open items in the merger agreement and calculation of the exchange ratio with Sun Country and with representatives of Skadden and Barclays, respectively. In furtherance of these discussions, representatives of Skadden discussed a potential compromise with Allegiant management with respect to the reverse termination fee as the sole remedy, whereby Sun Country could elect to receive the reverse termination fee or, alternatively, reject the reverse termination fee and retain its right to pursue remedies for an intentional breach of the merger agreement, which compromise, at the direction of Allegiant management and subject to approval by the Allegiant board, was communicated by representatives of Skadden to representatives of Milbank.
In the afternoon on January 10, 2026, the Allegiant board held a special meeting, with members of Allegiant senior management and representatives of Barclays and Skadden in attendance. At this meeting, members of Allegiant senior management provided an update on recent negotiations with Sun Country on the remaining open points in the merger agreement, including the proposed $30,000,000 reverse termination fee (not subject to reduction for litigation expenses) and the calculation of the exchange ratio, and discussed with the Allegiant board estimated amounts of synergies to be generated from the potential transaction. Representatives of Skadden then provided a detailed summary of the key terms of the draft merger agreement, including, among other things, Allegiant’s obligations with respect to obtaining regulatory approvals, the provisions relating to third party acquisition proposals applicable to both Allegiant and Sun Country, the ability of each party’s board of directors to change its recommendation and each party’s termination rights under the merger agreement, including the circumstances under which Allegiant’s fiduciary out termination fee and reverse termination would be payable. Next, representatives of Barclays reviewed its preliminary financial analyses of the proposed acquisition of Sun Country. After discussion, the Allegiant board expressed its support for senior management and advisors to continue working with their Sun Country counterparts to resolve the outstanding issues in the merger agreement and disclosure schedules.
Later that evening, Mr. Bricker held a call with Mr. Anderson, during which they agreed that each of the 2026 equity grants previously granted by the Sun Country board and Allegiant’s anticipated 2026 equity award grants would be included in the calculation of the exchange ratio.
Also on January 10, 2026, Milbank shared a revised draft of the merger agreement with representatives of Skadden subject to the Sun Country board’s approval, which included the carveout from certain exceptions to the definition of “material adverse effect” and a proposed compromise with respect to the reverse termination fee as the sole remedy. Thereafter, representatives of Skadden and Milbank continued to exchange drafts of the merger agreement and speak over the phone through the signing of the merger agreement to clarify certain drafting points.
On January 11, 2026, the Sun Country board held a special meeting, with members of Sun Country management and representatives of each of Milbank, Goldman Sachs and Collected Strategies in attendance. Representatives of Milbank provided an update on recent negotiations with Allegiant on the remaining open points in the merger agreement, including the positions set forth in the draft merger agreement Milbank shared with Skadden on January 10. Sun Country management also advised that the Key Customer had agreed to waive its right of first notice. Thereafter, at the request of the Sun Country board, representatives of Goldman Sachs reviewed with the Sun Country board Goldman Sachs’ financial analysis of the proposed transaction and rendered Goldman Sachs’ opinion to the Sun Country board to the effect that, as of January 11, 2026, and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the 0.1557 shares of Allegiant common stock and $4.10 in cash to be paid to holders (other than Allegiant and its affiliates) of the outstanding shares of Sun Country common stock pursuant to the merger agreement was fair from a financial point of view to such holders. For more information, see “The Merger — Opinion of Sun Country’s Financial Advisor” and Annex C. The representatives of Milbank provided an overview of the Sun Country board’s fiduciary duties in connection with the transaction with Allegiant. The Sun Country board then asked questions of the representatives of Milbank, to which representatives of Milbank responded to the satisfaction of the members of the Sun Country board. After further discussion and deliberation by the Sun Country board, including as to the matters described in the section of this proxy statement entitled “Special Factors — Reasons for the Merger”, the Sun Country board determined unanimously that it was advisable, fair to and in the best interests of the holders of Sun Country common stock that Sun Country enter into the merger agreement and unanimously resolved to recommend to Sun Country stockholders that they adopt and approve the merger agreement and the proposed transactions.
On January 11, 2026, the Allegiant board held a meeting, with members of Allegiant senior management and representatives of Barclays and Skadden in attendance. Allegiant senior management and a representative of Skadden provided the Allegiant board with an update regarding the discussions with Sun Country and its advisors and resolution

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
of the open issues in the merger agreement and disclosure schedules since the board meeting held the previous day. Also at this meeting, representatives from Barclays reviewed its financial analyses of the merger consideration and delivered its oral opinion, subsequently confirmed in writing by delivery of a written opinion dated January 11, 2026, that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be paid by Allegiant in the first merger was fair, from a financial point of view, to Allegiant. For more information, see “The Merger—Opinions of Allegiant’s Financial Advisor” and Annex B. After careful review and further discussion, including as to the matters described below under “The Mergers—Allegiant’s Reasons for the Mergers; Recommendation of the Allegiant Board of Directors,” the Allegiant Board unanimously (i) approved and declared advisable the merger agreement and the consummation of the proposed transactions and (ii) directed that the share issuance proposal be submitted to the Allegiant stockholders for approval at the Allegiant special meeting.
Later that same day, the parties executed the merger agreement and announced the execution of the merger agreement by press release.
Allegiant’s Reasons for the Proposed Transactions; Recommendation of the Allegiant Board of Directors
At a meeting on January 11, 2026, the Allegiant board unanimously (i) approved and declared advisable the merger agreement and the consummation of the proposed transactions, (ii) directed that the share issuance proposal be submitted to the Allegiant stockholders for approval at the Allegiant special meeting, and (iii) resolved to recommend that the Allegiant stockholders vote “FOR” the share issuance proposal and “FOR” the Allegiant adjournment proposal.
In evaluating the merger agreement and the proposed transactions, the Allegiant board consulted with Allegiant’s senior management and legal and financial advisors and considered a variety of factors, risks, and uncertainties, including, but not limited to, the material factors, risks and uncertainties described below.
Strategic Factors
The Allegiant board considered a number of factors related to the strategic rationale for the proposed transactions, including, but not limited to, the following:
•
the strategic and transformative nature of the proposed transactions, which the Allegiant board expects to create a leading leisure-focused U.S. airline benefitting customers, communities, employees and partners, including the beliefs that:

○
the proposed transactions will result in the scale, depth, relevance and capabilities required to compete more effectively, expand investment in improved technology products and services and create the ability to better respond to the competitive challenges and cyclical business conditions of the airline industry;

○
the proposed transactions will bring together complementary route networks across Allegiant’s small and mid-sized localities and Sun Country’s larger cities, including connecting Minneapolis-St. Paul to Allegiant’s mid-sized markets and expanding nonstop service to popular vacation spots, with a continued focus on underserved markets across the United States while expanding opportunities into international locations;

○
the combined company will offer Allegiant customers access to expanded service from Allegiant’s small and mid-sized cities to some or all of the 18 international destinations currently served by Sun Country;

○
the greater resources of the combined company should enhance its on-time performance and ability to recover from irregular operations through greater scheduling agility, more broadly available resources, improved reliability and dynamic route planning;

○	the combined company will offer expanded frequent flyer and membership benefits, combining the best of both companies’ programs;
○
the combined company will have more diversified operations, including through the addition of Sun Country’s long-term charter contracts and cargo partnerships, that will enhance its ability to balance economic cycles, provide stable revenue streams and maximize aircraft and crew utilization; and

○
the combined company will own and operate both Airbus and Boeing aircraft— with the ability to source additional aircraft from new and existing markets—which will enable it to deploy aircraft where they deliver the greatest operational and financial benefit;

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
•
management’s assessment that the proposed transactions present attributes necessary for a successful airline acquisition, including complementary business models that are consistently profitable, minimal overlap of route networks and acceptable execution risk;

•
Gregory C. Anderson (Chief Executive Officer of Allegiant) will lead the combined company as Chief Executive Officer, Maury Gallagher (Chairman of the Allegiant board) will serve as chairman of the combined company board of directors, and Jude Bricker (the President and Chief Executive Officer of Sun Country) is expected to join the combined company’s board of directors and also to serve as Special Advisor to Mr. Anderson to help ensure a smooth and successful integration;

•	the combined company will be headquartered in Las Vegas, Nevada, and is expected to maintain a significant presence in Minneapolis-St. Paul, Minnesota;
•	Allegiant’s and Sun Country’s shared cultures rooted in respect, teamwork, opportunity and service; and
•	the combined company’s larger network and fleet will create for employees new roles, advancement opportunities and cross-training possibilities.
Financial Factors
The Allegiant board considered a number of factors related to the financial rationale for the proposed transactions, including, but not limited to, the following:
•
the Allegiant board’s expectation that the proposed transactions would result in approximately $140 million in annual synergies (net of dis-synergies) as a result of, among other things, (i) network and scheduling optimization, (ii) expanded Midwest relevance through network and distribution, (iii) improved cobrand economics and enhanced utility for the combined company, (iv) charter effectiveness through broader resources, (v) elimination of duplicative positions, and (vi) volume purchase benefits and centralization of resources;

•
the belief that the combined company will generate robust returns while maintaining a strong balance sheet, in part as a result of synergies and increased scale, significant future fleet optionality and potential network growth opportunities;

•	the expectation that the proposed transactions will be accretive to Allegiant’s earnings per share;
•	the belief that the combined company will have balance sheet flexibility following the closing;
•	recent and historical market prices, volatility and trading information for Allegiant common stock and Sun Country common stock;
•	the belief that Allegiant will have the necessary financing to pay the per-share cash consideration;
•	the per-share cash consideration is fixed, which provides certainty regarding the amount of cash required to be paid by Allegiant to consummate the proposed transactions; and
•
the exchange ratio is fixed and will not change based on changes in the trading prices of Allegiant common stock or Sun Country common stock or changes in the business performance or financial results of Allegiant or Sun Country, which creates certainty as to the number of shares of Allegiant common stock to be issued in the proposed transactions.

Terms of the Merger Agreement
The Allegiant board considered the terms of the merger agreement, including the representations, warranties, covenants, agreements and rights of the parties under the merger agreement, the conditions to each party’s obligation to complete the proposed transactions and the circumstances under which each party may terminate the merger agreement. See the section entitled “The Merger Agreement.” In particular, the Allegiant board considered the factors below.
Stockholder Approval
•	The share issuance is subject to Allegiant stockholder approval.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Regulatory Approvals
•
The belief that, although completion of the proposed transactions is subject to HSR Act clearance and the other required regulatory approvals, the parties will be able to obtain HSR Act clearance and the other required regulatory approvals without materially and adversely affecting their respective businesses or the combined company.

•
The belief that the outside date, after which Allegiant or Sun Country, subject to certain exceptions, may terminate the merger agreement, provides the parties with sufficient time to obtain HSR Act clearance and the other required regulatory approvals.

•
Allegiant is not required to agree to any regulatory remedies that would have a material adverse effect on Allegiant, Sun Country or the combined company (assuming Allegiant and the combined company are of the same size, scope and scale as Sun Country).

•
Although Allegiant must pay Sun Country a termination fee of $30,000,000 if the merger agreement is terminated under certain circumstances relating to the failure of the parties to obtain HSR Act clearance or if there is a final, non-appealable law or order prohibiting the consummation of the transactions relating to HSR clearance, the Allegiant board’s belief that such termination fee is reasonable in light of the circumstances.

Sun Countrys’s Covenants and Agreements
•
Sun Country is required to pay Allegiant a termination fee of $33,020,000 if the merger agreement is terminated under certain circumstances relating to (i) the Sun Country board changing its recommendation that Sun Country stockholders vote “FOR” the merger agreement proposal or (ii) Sun Country’s entry into a definitive acquisition agreement for a superior proposal to acquire Sun Country.

•	Sun Country is required to reimburse Allegiant for its expenses up to $11,000,000 under certain circumstances in which the merger agreement proposal is not approved.
•	The merger agreement provides for reasonable restrictions on the operations of Sun Country’s business prior to completion of the proposed transactions.
Allegiant No-Shop Provisions and Termination Fees
•
Although the merger agreement prohibits Allegiant from soliciting a transaction from a third party to acquire Allegiant, the merger agreement does not preclude a third party from making an unsolicited proposal to acquire Allegiant, and Allegiant may provide information and afford access to, and enter into discussions or negotiations with, a third party regarding an acquisition of Allegiant, if prior to obtaining Allegiant stockholder approval of the share issuance proposal, Allegiant receives an unsolicited, bona fide written proposal from such third party to acquire Allegiant and the Allegiant board determines that such proposal constitutes or could reasonably be expected to result in a superior proposal to acquire Allegiant.

•
In response to the receipt of a superior proposal to acquire Allegiant, prior to obtaining Allegiant stockholder approval of the share issuance proposal, the Allegiant board may change its recommendation that Allegiant stockholders vote “FOR” the share issuance proposal if the Allegiant board determines that the failure to make such change in recommendation or to authorize such termination would be inconsistent with the Allegiant board’s fiduciary duties under applicable law, subject to compliance with the terms of the merger agreement.

•
The proposed transactions are subject to an approval from each party’s stockholders, which allows sufficient time for a third party to make a superior proposal to acquire Allegiant if it desires to do so.

•
In response to the occurrence of an intervening event prior to obtaining Allegiant stockholder approval of the share issuance proposal, the Allegiant board may change its recommendation that Allegiant stockholders vote “FOR” the share issuance proposal if the Allegiant board determines that the failure to make such change in recommendation would be inconsistent with the Allegiant board’s fiduciary duties under applicable law, subject to compliance with the terms of the merger agreement.

•
Although Allegiant must pay Sun Country a termination fee of $52,230,000 if the merger agreement is terminated under certain circumstances relating to the Allegiant board changing its recommendation that

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Allegiant stockholders vote “FOR” the share issuance proposal or Allegiant’s entry into a definitive acquisition agreement for a superior proposal to acquire Allegiant, the Allegiant board’s belief is that such termination fee is not preclusive and is reasonable in light of the circumstances.
Other Merger Agreement Terms
•	The customary nature of Allegiant’s representations and warranties, as well as its other covenants, in the merger agreement.
•
The current members of the Allegiant board will serve as members of the board of directors of the combined company, and three directors of the Sun Country board, one of whom will be Jude Bricker, the President and Chief Executive Officer of Sun Country, and two of whom will be current members of the Sun Country board and reasonably acceptable to the nominating and governance committee of the Allegiant board, are expected to join the combined company’s board of directors.

Other Factors Weighing in Favor of the Transaction
The Allegiant board also considered a number of other factors weighing in favor of the proposed transactions, including, but not limited to, the following:
•
the Allegiant equityholders immediately prior to the closing will represent approximately 67% of the outstanding Allegiant common stock calculated on a fully diluted basis immediately following the closing based on each party’s respective, applicable fully diluted share counts as of January 9, 2026 and, accordingly, will have the opportunity to participate in the benefits that are expected to result from the proposed transactions;

•
information concerning Allegiant’s and Sun Country’s respective businesses, strategy, current and projected financial performance and condition, operations, management, competitive positions and historical stock performance and related discussions with Allegiant’s senior management, in consultation with Allegiant’s legal and financial advisors, which information generally informed the Allegiant board’s determination as to the relative values of Allegiant, Sun Country and the combined company;

•	the recommendation by Allegiant’s senior management in favor of the proposed transactions; and
•
the opinion, dated January 11, 2026, of Barclays to the Allegiant board to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the merger consideration to be paid under the merger agreement by Allegiant pursuant to the first merger is fair to Allegiant from a financial point of view, as more fully described below under the caption “Opinion of Allegiant’s Financial Advisor”.

Risks, Uncertainties and Other Factors Weighing Negatively Against the Proposed Transactions
The Allegiant board also considered potential risks, uncertainties and other factors weighing negatively against the proposed transactions, including, but not limited to, the following:
•
The exchange ratio is fixed and will not change based on changes in the trading prices of Allegiant common stock or Sun Country common stock or changes in the business performance or financial results of Allegiant or Sun Country. Accordingly, if the value of Sun Country’s businesses decline relative to the value of Allegiant’s businesses prior to completion of the proposed transactions, the ownership percentage of the current Sun Country stockholders in the combined company may exceed Sun Country’s relative contribution to the combined company.

•	The dilution of existing shares of Allegiant common stock as a result of the share issuance.
•	Allegiant and Sun Country will incur substantial costs and expenses in connection with the proposed transactions, including legal, financial advisory and communication advisory fees.
•	The difficulties in combining the businesses and workforces of Allegiant and Sun Country based on, among other things, the size, scope and complexity of the two companies.
•
The challenges inherent in the management and operation of the combined company, including the risk integration may take a significant period of time, integration costs may be greater than anticipated and integration may require greater-than-anticipated management attention and focus after the completion of the proposed transactions.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
•	The risk that the anticipated synergies expected to be obtained from the proposed transactions might not be achieved in the contemplated time frame, to the degree anticipated or at all.
•
The risk that Allegiant management’s attention and Allegiant’s resources may be diverted from the operation of Allegiant’s businesses, including other strategic opportunities and operational matters, while Allegiant is working toward the completion of the proposed transactions.

•
Completion of the proposed transactions is subject to HSR Act clearance and the other required regulatory approvals, and receipt of HSR Act clearance and the other required regulatory approvals cannot be guaranteed. Governmental authorities may seek to impose unfavorable terms or conditions on HSR Act clearance or the other required regulatory approvals or not grant HSR Act clearance or the other required regulatory approvals at all. In addition, obtaining HSR Act clearance and the other required regulatory approvals may take a significant period of time, and the pendency of the proposed transactions during such period may preclude Allegiant from pursuing other strategic opportunities.

•
Allegiant must pay Sun Country (i) a termination fee of $52,230,000 if the merger agreement is terminated by Allegiant under certain circumstances relating to the Allegiant board changing its recommendation that Allegiant stockholders vote “FOR” the share issuance proposal or Allegiant’s entry into a definitive acquisition agreement for a superior proposal to acquire Allegiant and (ii) a termination fee of $30,000,000 if the merger agreement is terminated under certain circumstances relating to the failure of the parties to obtain HSR Act clearance or if there is a final, non-appealable law or order prohibiting the consummation of the transactions relating to HSR clearance.

•
The risk that the proposed transactions may not be completed despite the parties’ efforts or that completion of the proposed transactions may be unduly delayed, even if Sun Country stockholders approve the merger agreement proposal, including the possibility that conditions to the parties’ obligations to complete the proposed transactions may not be satisfied, and the potential resulting disruption to Allegiant’s business.

•
The potential negative effect of the pendency of the proposed transactions on Allegiant’s and Sun Country’s respective businesses and relationships with employees, customers, providers, vendors, labor unions and governmental authorities, including regulators and the communities in which they operate, as well as the risk that certain Sun Country employees might choose not to remain employed by Sun Country through the closing.

•
Although the merger agreement prohibits Sun Country from soliciting a transaction from a third party to acquire Sun Country, the merger agreement does not preclude a third party from making an unsolicited proposal to acquire Sun Country, and Sun Country may provide information and afford access to, and enter into discussions or negotiations with, a third party regarding an acquisition of Sun Country, if prior to obtaining Sun Country stockholder approval of the merger agreement proposal, Sun Country receives an unsolicited, bona fide written proposal from such third party to acquire Sun Country and the Sun Country board determines that such proposal constitutes or could reasonably be expected to result in a superior proposal to acquire Sun Country.

•
In response to the receipt of a superior proposal to acquire Sun Country, prior to obtaining Sun Country stockholder approval of the merger agreement proposal, the Sun Country board may change its recommendation that Sun Country stockholders vote “FOR” the merger agreement proposal if the Sun Country board determines that the failure to make such change in recommendation or to authorize such termination would be inconsistent with the Sun Country board’s fiduciary duties under applicable law, subject to compliance with the terms of the merger agreement.

•
In response to the occurrence of an intervening event prior to obtaining Sun Country stockholder approval of the merger agreement proposal, the Sun Country board may change its recommendation that Sun Country stockholders vote “FOR” the merger agreement proposal if the Sun Country board determines that the failure to make such change in recommendation would be inconsistent with the Sun Country board’s fiduciary duties under applicable law, subject to compliance with the terms of the merger agreement.

•
Completion of the proposed transactions is subject to Allegiant stockholders approving the share issuance proposal and Sun Country stockholders approving the merger agreement proposal and the risk that one or both of such approvals may not be obtained.

•
The merger agreement requires Allegiant to agree to take any and all steps reasonably necessary to avoid or eliminate each and every impediment under the HSR Act or applicable competition laws that may be asserted by

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
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any governmental entity against the mergers, subject to the exception described in the third bullet under the caption “The Proposed Transactions—Allegiant’s Reasons for the Proposed Transactions; Recommendation of the Allegiant Board of Directors —Terms of the Merger Agreement—Regulatory Approvals”.
•
The merger agreement imposes certain restrictions on Allegiant’s operations until completion of the proposed transactions, including that Allegiant may not engage in strategic transactions (including acquisitions) that would reasonably be expected (i) to materially increase the risk of not obtaining HSR Act clearance or of any governmental entity entering an order prohibiting the proposed transactions or (ii) to delay the consummation of the transactions contemplated hereby beyond the outside date.

•
The availability of appraisal rights for Sun Country stockholders that comply with the applicable provisions of Delaware law, and the risk that the “fair value” of the shares of Sun Country common stock held by such stockholders under Delaware law may be higher than the merger consideration.

•	The potential for litigation by stockholders in connection with the proposed transactions, which, even where lacking in merit, could nonetheless result in distraction and expense.
•
Certain of Allegiant’s directors and executive officers have interests in the mergers that may be different from, or in addition to, those of Allegiant stockholders generally, as more fully described under the caption “The Proposed Transactions—Interests of Directors and Executive Officers in the Proposed Transactions—Interests of Allegiant Directors and Executive Officers in the Proposed Transactions.”

•
Certain senior executives of Sun Country would receive substantial payments in connection with the proposed transactions, and a portion of the payments may not be deductible for federal and state income tax purposes by the combined company. See the section entitled “The Proposed Transactions—Interests of Directors and Executive Officers in the Proposed Transactions —Interests of Sun Country Directors and Executive Officers in the Proposed Transactions.”

Other Factors
The Allegiant board also considered (i) its fiduciary duties in light of the foregoing, (ii) that its resolutions approving the merger agreement and the proposed transactions were approved unanimously by the Allegiant board, which is comprised of a majority of independent directors that are not employees of Allegiant or any of its subsidiaries, (iii) that it received the views of Allegiant’s senior management, and the advice of Allegiant’s legal and financial advisors, regarding the proposed transactions and (iv) the type and nature of the risks described under the section entitled “Risk Factors” beginning on page 36 and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 35.
Conclusion
The Allegiant board unanimously believes that, overall, the potential benefits of the proposed transactions outweigh the risks, uncertainties, and factors weighing negatively against the proposed transactions.
In view of the wide variety of factors considered in connection with its evaluation of the proposed transactions and the complexity of these matters, the Allegiant board did not consider it practical, and the Allegiant board did not attempt, to quantify, rank, or otherwise assign relative weights to the different factors it considered in reaching its decision.
The Allegiant board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather the Allegiant board conducted an overall review of the factors described above, including discussions with Allegiant’s senior management and Allegiant’s legal and financial advisors. In considering the factors described above, individual directors of the Allegiant board may have given different weight to different factors.
It should be noted that this explanation of the reasoning of the Allegiant board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements”.
THE ALLEGIANT BOARD UNANIMOUSLY RECOMMENDS THAT ALLEGIANT STOCKHOLDERS VOTE “FOR” THE SHARE ISSUANCE PROPOSAL AND “FOR” THE ALLEGIANT ADJOURNMENT PROPOSAL.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Sun Country Board’s Recommendations and Its Reasons for the Transaction
The Sun Country board, at a meeting held on January 11, 2026, unanimously (i) determined that it is fair to and in the best interests of Sun Country and its stockholders, and declared it advisable, to enter into the merger agreement and consummate the proposed transactions, (ii) approved and declared advisable the merger agreement and the proposed transactions, (iii) directed that the merger agreement be submitted to the stockholders of Sun Country for adoption and (iv) resolved to recommend that the stockholders of Sun Country vote their shares in favor of the adoption of the merger agreement. The Sun Country board unanimously recommends that Sun Country stockholders vote “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal, and “FOR” the Sun Country adjournment proposal.
In reaching its decision to adopt the merger agreement and recommend that Sun Country stockholders approve the merger agreement proposal, the Sun Country board consulted with Sun Country management and independent legal and financial advisors and considered a variety of factors with respect to the proposed transactions, including the following (which are presented below in no particular order and are not exhaustive):
•
The combined company would be expected to achieve significant synergies following closing, including cost savings and revenue synergies expected from scale efficiencies, fleet optimization and procurement;

•
The current and historical market prices of Sun Country common stock, including the market performance of Sun Country common stock relative to that of other publicly traded companies in Sun Country’s sector and general market indices, and the fact that the merger consideration to be received by Sun Country stockholders values Sun Country common stock at $18.89 per share based on Allegiant’s closing price on January 9, 2026, which represents a premium of 19.8% over Sun Country’s closing share price of $15.77 on January 9, 2026, and 18.8% based on the 30-day volume-weighted average price;

•
The Sun Country board’s review of Sun Country’s standalone long-range plan and the risks and uncertainties associated with such plan, including the fact that Sun Country management’s internal financial projections on a standalone basis, including the forecasts described in “The Proposed Transactions—Certain Unaudited Prospective Financial Information”, include inherent risks and uncertainties and may not be achieved;

•
The Sun Country board’s assessment of Sun Country’s alternatives, and the board’s expectation that the merger will create a more competitive and financially successful leisure-focused airline than Sun Country would be able to create on a standalone basis;

•
Sun Country management’s assessment that combining Sun Country and Allegiant presented attributes conducive to a successful airline merger, including strategic fit due to highly complementary business models and limited overlap of route networks;

•
Approximately 78% of the merger consideration, based on each party’s respective, applicable fully diluted share counts as of January 9, 2026, will be paid in shares of Allegiant common stock, which would result in Sun Country equityholders representing approximately 33% of the common stock of the combined company on a fully diluted basis immediately following the closing, providing Sun Country stockholders with meaningful participation in the benefits expected to result from the proposed transactions, including expected synergies from the proposed transactions, any potential growth in the earnings and cash flows of the combined company, any potential future appreciation in the value of Allegiant common stock following closing and the expectation that the combined company will be a stronger airline than either Sun Country or Allegiant individually with the scale, breadth and capabilities to compete more effectively in the marketplace and better respond to the competitive challenges and cyclical business conditions of the airline industry;

•
Approximately 22% of the merger consideration, based on Allegiant’s closing stock price on January 9, 2026, will be paid in cash, providing Sun Country stockholders with significant liquidity upon closing, and enabling Sun Country stockholders to immediately realize a significant portion of Sun Country’s present and potential future value without the potential market or execution risks associated with continuing as a standalone company;

•
The exchange ratio is fixed and will not fluctuate based upon changes in the market price of Sun Country or Allegiant common stock between the date of the merger agreement and the date of closing and therefore the value of the merger consideration payable to Sun Country stockholders will increase in the event that the share price of Allegiant increases prior to closing, which the Sun Country board believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
•
The increase in the ratio of stock consideration to cash consideration that the Sun Country board was able to negotiate and the Sun Country board’s conclusion that the merger consideration reflected the best value that Allegiant would be willing to provide;

•
The Sun Country board had carefully considered, with the assistance of Sun Country management and legal and financial advisors, various potential alternatives available to Sun Country, including remaining an independent company and the opportunities, risks and challenges presented thereby;

•
The Sun Country board’s assessment of Sun Country business, assets and prospects, its competitive position and historical and projected financial performance (taking into account Sun Country’s potential for, and risks to, future growth) and the nature of the industry in which Sun Country operates, including recent competitive and market trends and dynamics;

•	The belief that Sun Country and Allegiant share similar cultures and strategic objectives;
•	The combined company will provide career growth opportunities for both Sun Country and Allegiant’s employees as part of a larger combined enterprise;
•
Three Sun Country directors, including Jude Bricker, would join the Allegiant board in connection with closing, thereby providing the Sun Country board with meaningful representation on the combined company’s board of directors and helping to ensure that the combined company has the opportunity to benefit from the insights and experience of the Sun Country board;

•	The Sun Country management Allegiant forecasts;
•
Historical information concerning Sun Country and Allegiant’s respective businesses, financial performance and condition, operations, management, competitive positions and stock performance, which comparisons generally informed the Sun Country board’s views as to the relative values of Sun Country and Allegiant;

•
The commitment by Allegiant contained in the merger agreement to use reasonable best efforts to obtain the required regulatory approvals, subject to certain limitations, and the fact that Allegiant would be required to pay Sun Country a reverse termination fee of $30,000,000 in certain circumstances in connection with the failure to obtain HSR Act clearance;

•	The terms and conditions of the merger agreement, including:
○
Sun Country’s ability to engage in negotiations with third parties regarding unsolicited acquisition proposals made prior to the receipt of Sun Country stockholder approval of the merger agreement proposal under certain circumstances;

○
The Sun Country board’s right, after complying with the terms of the merger agreement, to change its recommendation that Sun Country’s stockholders vote “FOR” the merger agreement proposal under certain circumstances relating to a superior proposal or intervening event, subject to the terms and conditions of the merger agreement, including payment of a termination fee to Allegiant of $33,020,000 (approximately 3% of Sun Country’s equity value as of January 9, 2026), which is within the customary range of termination fees payable in similar transactions;

○
The Sun Country board’s right, after complying with the terms of the merger agreement, to terminate the merger agreement in order to enter into an agreement with respect to a superior proposal, subject to the terms and conditions of the merger agreement, including payment of a termination fee to Allegiant of $33,020,000; and

○
The likelihood of completion of the proposed transactions, including the number and nature of the conditions to complete the proposed transactions, and the commitment by Allegiant to use reasonable best efforts to take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable law to cause the conditions to each party’s obligations to consummate the proposed transactions to be satisfied as promptly as reasonably practicable within the time allotted in the merger agreement, including making all filings with, and obtaining all consents from, any governmental entities that are required to consummate the proposed transactions (subject to the limitations set forth in the merger agreement, including that while Allegiant will be required to litigate and offer certain remedies to obtain HSR Act clearance, Allegiant will not be required to offer remedies that would or would reasonably be expected to result in a material adverse effect as measured against

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Sun Country, Allegiant or the combined company (assuming the combined company is the size, scope and scale, and with the business, assets, liabilities, financial condition and results of operations, of Sun Country and its subsidiaries, taken as a whole)). For further discussion of Allegiant’s obligations to obtain required regulatory approvals, see “The Merger Agreement—Appropriate Action; Consents; Filings” beginning on page 128.
•	The absence of a financing condition or similar contingency based on Allegiant’s ability to obtain financing;
•
The Sun Country board’s view that the merger agreement provides Sun Country sufficient operating flexibility to conduct its business in the ordinary course until the earlier of closing and the termination of the merger agreement, as further discussed in “The Merger Agreement—Conduct of Business Pending the Merger”;

•
The Sun Country board’s view that the merger agreement contained customary terms and conditions and that such terms and conditions were informed by the advice and professional experience of Sun Country’s advisors and were the result of robust negotiations;

•
The opinion of Goldman Sachs, dated January 11, 2026, to the Sun Country board as to the fairness, from a financial point of view and as of the date of the opinion, and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, of the 0.1557 shares of Allegiant common stock and $4.10 in cash to be paid to holders (other than Allegiant and its affiliates) of the outstanding shares of Sun Country common stock pursuant to the merger agreement, as further discussed in “Opinion of Sun Country's Financial Advisor”;

•
The proposed transactions are subject to the approval by the Sun Country stockholders of the merger agreement proposal, and that Sun Country’s stockholders would be free to evaluate the proposed transactions and vote for or against the merger agreement proposal at the Sun Country special meeting;

•
The fact that if Sun Country’s stockholders so desire and if they comply fully with all of the required procedures under the DGCL, they will be able to exercise appraisal rights with respect to the mergers, which would allow such stockholders to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery as further discussed in “The Proposed Transactions—Appraisal Rights or Dissenters’ Rights”;

•
The Sun Country board’s belief that regulatory approvals and clearances necessary to complete the proposed transactions are likely to be obtained within the time allotted in the merger agreement and without any material cost or burden to Sun Country or Allegiant;

•	The terms of the merger agreement were informed by the advice and professional experience of Sun Country’s advisors and were the result of robust negotiations;
•
The mergers, taken together, are intended to qualify as a “reorganization” for U.S. federal income tax purposes in which Sun Country’s stockholders generally would not recognize gain or loss upon their exchange of Sun Country common stock in the mergers, except for gain recognized with respect to cash received; and

•	The reverse due diligence conducted by management and outside advisors in respect of Allegiant’s business.
The Sun Country board also considered potential risks, uncertainties, and other factors weighing negatively against the proposed transactions. The Sun Country board concluded that the anticipated benefits of the proposed transactions were likely to outweigh these risks substantially. These potential risks included the following (which are presented below in no particular order and are not exhaustive):
•
The risk that the proposed transactions may not receive the required regulatory approvals or that regulatory authorities may impose terms and conditions on approval, which terms and conditions may adversely affect the business and financial results of the combined company and its ability to realize the expected benefits of the transaction or which terms and conditions may result in a condition to closing of the proposed transactions set forth in the merger agreement failing to be satisfied;

•
The fact that the merger agreement does not require Allegiant to agree to remedies to obtain the required regulatory approvals if such remedies would or would reasonably be expected to result in a material adverse effect as measured against Sun Country, Allegiant or the combined company (assuming the combined company is the size, scope and scale, and with the business, assets, liabilities, financial condition and results of operations, of Sun Country and its subsidiaries, taken as a whole);

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
•
The possibility that the proposed transactions may not be completed, or that their completion may be delayed for reasons that are beyond the control of Sun Country or Allegiant, including the failure of Sun Country stockholders to approve the merger agreement proposal, the failure of Allegiant stockholders to approve the share issuance proposal, the failure to obtain regulatory approvals, or the failure of Sun Country to satisfy other requirements that are conditions to closing, and the impact that such failure or delay would have on Sun Country, the trading price of Sun Country common stock and the market’s perceptions of Sun Country’s prospects;

•
The risk that the pendency of the proposed transactions or failure to consummate the proposed transactions could adversely affect the operations of Sun Country and its subsidiaries and the relationships of Sun Country and its subsidiaries with their respective employees (including making it more difficult to attract and retain key personnel), customers, suppliers, vendors, and others with whom they have business dealings, including as a result of the expected time period for satisfying the conditions to closing and the risk of potential delays in satisfying such conditions beyond the anticipated time frames;

•
The exchange ratio is fixed and will not fluctuate based upon changes in the market price of Sun Country or Allegiant common stock between the date of the merger agreement and the date of closing, and therefore Sun Country will be exposed to any adverse development in Allegiant’s business, operations, financial condition, earnings, and prospects, and the value of the merger consideration payable to Sun Country stockholders will decrease in the event that the share price of Allegiant common stock decreases prior to closing;

•
The significant effort and cost involved in connection with negotiating the merger agreement and consummating the proposed transactions (including certain costs and expenses if the proposed transactions are not consummated), and the substantial time and effort of management required to consummate the proposed transactions and the potential further disruptions to Sun Country’s day-to-day operations during the pendency of the proposed transactions;

•
The restrictions under the terms of the merger agreement on the conduct of Sun Country’s business prior to closing, which could delay or prevent Sun Country from undertaking strategic and other business opportunities that might arise pending completion of the proposed transactions, including in light of the expected time frame for completion of the proposed transactions;

•
The provisions of the merger agreement that restrict Sun Country’s ability to solicit or participate in discussions or negotiations regarding an acquisition proposal, subject to certain exceptions, and that restrict Sun Country from entering into an alternative acquisition agreement, including the covenants in the merger agreement requiring Sun Country to provide Allegiant with an opportunity within three business days to match any acquisition proposal that constitutes a superior proposal;

•
The amount of time it could take to consummate the proposed transactions, and the possible diversion of management’s attention from Sun Country’s ongoing business given the substantial time and effort necessary to obtain the required regulatory approvals and complete the proposed transactions and to plan for the integration of the operations of Sun Country and Allegiant;

•
The possibility that Sun Country may be required to pay Allegiant a termination fee of $33,020,000 under certain circumstances following termination of the merger agreement, including if the merger agreement is terminated due to the Sun Country board changing its recommendation that Sun Country stockholders vote “FOR” the merger agreement proposal, as further discussed in “The Merger Agreement— Transaction Expenses and Termination Fees”;

•
The proposed transactions are conditioned on the approval by Allegiant’s stockholders of the share issuance proposal and the risk that Allegiant stockholders may not approve the share issuance proposal;

•
Allegiant’s ability to engage in negotiations with third parties regarding unsolicited acquisition proposals made prior to the receipt of Allegiant stockholder approval of the share issuance proposal under certain circumstances as further discussed in “The Merger Agreement—No Solicitation”;

•
The Allegiant board’s right, after complying with the terms of the merger agreement, to (i) change its recommendation that Allegiant stockholders vote “FOR” the share issuance proposal under certain circumstances relating to a superior proposal or intervening event, subject to the terms and conditions of the merger agreement, including payment of a termination fee to Sun Country of $52,230,000, or (ii) terminate the merger agreement in order to enter into an agreement with respect to a superior proposal, subject to the terms and conditions of the

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
merger agreement, including payment of a termination fee to Sun Country of $52,230,000, as further discussed in “The Merger Agreement—No Solicitation,” “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Transaction Expenses and Termination Fees”;
•
The substantial costs of integration, diversion of the attention of the combined company’s management and other key employees by the integration process and other challenges inherent in the combination of two businesses of the size and complexity of Sun Country and Allegiant, including the risk that integration of the two companies may take more time and be more costly than anticipated and the risk of not being able to realize all of the anticipated synergies and other benefits anticipated to result from the proposed transactions;

•	The potential for litigation by stockholders in connection with the proposed transactions, which, even where lacking in merit, could nonetheless result in distraction and expense;
•	The fact that Sun Country designees will represent less than half of the members of the combined company’s initial board of directors;
•
Certain of Sun Country’s directors and executive officers have interests in the proposed transactions that may be different from, or in addition to, those of Sun Country stockholders generally (including with respect to the TRA), as further discussed in “—Interests of Directors and Executive Officers in the Proposed Transactions—Interests of Sun Country Directors and Executive Officers in the Proposed Transactions”; and

•	The risks of the type and nature described under “Risk Factors,” beginning on page 36 and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 35.
The foregoing discussion of the information and factors considered by the Sun Country board is not intended to be exhaustive. In reaching its decision to adopt the merger agreement, the Sun Country board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Sun country board considered all these factors as a whole, including through its discussions with Sun Country management and independent financial and legal advisors, in evaluating the merger agreement and the proposed transactions. For the reasons set forth above, the Sun Country board unanimously (i) determined that it is fair to and in the best interests of Sun Country and its stockholders, and declared it advisable, to enter into the merger agreement and consummate the proposed transactions, (ii) approved and declared advisable the merger agreement and the proposed transactions, (iii) directed that the merger agreement be submitted to the stockholders of Sun Country for adoption and (iv) resolved to recommend that the stockholders of Sun Country vote “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal, and “FOR” the Sun Country adjournment proposal.
In considering the recommendation of the Sun Country board, you should be aware that certain directors and executive officers of Sun Country may have interests in the proposed transactions that are different from, or in addition to, interests of stockholders of Sun Country generally and may create potential conflicts of interest. The Sun Country board was aware of these interests and considered them when evaluating and negotiating the merger agreement and the proposed transactions, and in recommending to the holders of Sun Country common stock that they vote “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal, and “FOR” the Sun Country adjournment proposal.
It should be noted that this explanation of the reasoning of the Sun Country board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements”.
Certain Unaudited Prospective Financial Information
Certain Allegiant Unaudited Prospective Financial Information
Although Allegiant has from time to time publicly issued limited short-term guidance concerning certain aspects of its expected financial performance, it does not, as a matter of course, make public disclosure of detailed forecasts or projections of its expected financial performance for extended periods due to, among other things, the inherent difficulty of accurately predicting future periods and the likelihood that the underlying assumptions and estimates may prove incorrect.
In connection with the proposed transactions, Allegiant management prepared unaudited financial forecasts of Allegiant’s standalone performance for the fiscal quarter ending December 31, 2025 and for the fiscal years ending December 31, 2026 through December 31, 2030, which are referred to as the Allegiant management forecasts. The Allegiant management forecasts accounted for the cash flow impact resulting from the utilization of Allegiant’s federal

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
net operating loss carryforwards to Allegiant management’s estimates of taxable income for fiscal years 2025 through 2034, assuming a 23% tax rate. The Allegiant management forecasts were provided to the Allegiant board in connection with its consideration of the proposed transactions and were provided to Barclays, which was directed by Allegiant management to use and rely upon the Allegiant management forecasts for purposes of its financial analyses and fairness opinion and which use was approved by the Allegiant board. See “—Opinion of Allegiant’s Financial Advisor” for more information. In addition, certain portions of the Allegiant management forecasts were provided to Sun Country and representatives of Goldman Sachs.
In addition, in connection with the proposed transactions, Allegiant management prepared for illustrative purposes pro forma projections of the combined company for the fiscal years ending December 31, 2025 through December 31, 2029, which we refer to as the Allegiant pro forma illustrative forecasts. The Allegiant pro forma illustrative forecasts were a combination of the Allegiant management forecasts, the Sun Country management forecasts and the management estimated synergies and did not take into account estimated integration costs. The Allegiant pro forma illustrative forecasts were provided to the Allegiant board in connection with its consideration of the proposed transactions and were provided to Barclays, Allegiant’s financial advisor, which was directed by Allegiant management to use and rely upon the Allegiant pro forma illustrative forecasts for purposes of its financial analyses and fairness opinion. See “—Opinion of Allegiant’s Financial Advisor” for more information.
The Allegiant management forecasts were prepared treating Allegiant on a standalone basis, and the Allegiant management forecasts and the Allegiant pro forma illustrative forecasts were prepared based on assumptions Allegiant management considered to be reasonable based on facts known at such time and, other than the inclusion of the management estimated synergies in the Allegiant pro forma illustrative forecasts, did not take into account the proposed transactions, including any costs incurred in connection with the proposed transactions or any changes to operations or strategy that may be implemented after the completion of the proposed transactions, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed, or not taken in anticipation of the proposed transactions. As a result, actual results will likely differ, and may differ materially, from those contained in the Allegiant management forecasts and the Allegiant pro forma illustrative forecasts. Further, the Allegiant management forecasts do not take into account the effect of any possible failure to complete the proposed transactions.
The information and tables set forth below are included solely to give Allegiant stockholders access to a summary of the Allegiant management forecasts and the Allegiant pro forma illustrative forecasts that were made available to the Allegiant board and Barclays, as well as, with respect to the Allegiant management forecasts, representatives of each of Sun Country and Goldman Sachs, in connection with the proposed transactions and are not included in this joint proxy statement/prospectus in order to influence any Allegiant stockholder on any voting or investment decision with respect to the proposed transactions or for any other purpose. These forecasts are not, and should not be viewed as, public guidance or targets.
The following table presents a summary of the Allegiant management forecasts:

($ in millions)	Q4 2025E	2026E	2027E	2028E	2029E	2030E
Net Income	$38	$137	$258	$305	$323	$339
Operating Revenue	$650	$2,664	$ 2,987	$ 3,275	$ 3,527	$3,736
Adjusted EBITDAR(1)	$143	$550	$700	$806	$871	$925
Adjusted EBIT(2)	$73	$279	$426	$516	$551	$572
Unlevered Free Cash Flow(3)	$25	$(126)	$(580)	$(132)	$2	$15

(1)	Adjusted EBITDAR means earnings before interest expenses, taxes, depreciation, amortization, and aircraft rent expenses.
(2)
Adjusted EBIT means Adjusted EBITDAR but including aircraft rent expense, depreciation and amortization, excluding the impact of accelerated amortization and disposal of software identified for redevelopment and the accelerated depreciation of certain aircraft.

(3)	Unlevered Free Cash Flow means Adjusted EBIT plus depreciation and amortization and less unlevered cash taxes, deferred heavy maintenance, capital expenditures, and changes in working capital.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
The following table presents a summary of the Allegiant pro forma illustrative forecasts:

($ in millions)	2025E	2026E	2027E	2028E	2029E
Combined Operating Revenue	$3,722	$3,834	$ 4,339	$ 4,687	$ 4,985
Combined Adjusted EBITDAR(1)	$656	$767	$1,064	$1,210	$1,317
Combined Adjusted EBIT(2)	$269	$390	$678	$810	$883

(1)	Combined Adjusted EBITDAR means earnings before interest expenses, taxes, depreciation, amortization, and aircraft rent expenses.
(2)
Combined Adjusted EBIT means Adjusted EBITDAR but including aircraft rent expense, depreciation and amortization, excluding the impact of accelerated amortization and disposal of software identified for redevelopment and the accelerated depreciation of certain aircraft.

Certain Sun Country Unaudited Prospective Financial Information
Although Sun Country has from time to time publicly issued limited short-term guidance concerning certain aspects of its expected financial performance, it does not, as a matter of course, make public disclosure of detailed forecasts or projections of its expected financial performance for extended periods due to, among other things, the inherent difficulty of accurately predicting future periods and the likelihood that the underlying assumptions and estimates may prove incorrect.
In October 2025, in connection with the proposed transactions, Sun Country management prepared unaudited financial forecasts of Sun Country’s standalone performance for the fiscal years ending December 31, 2025 through December 31, 2029, which are referred to as the October Sun Country management forecasts. Thereafter, in December 2025, Sun Country management updated the October Sun Country management forecasts with the December Sun Country management forecasts to reflect the impact of estimated 2025 fourth quarter financial results. The December Sun Country management forecasts also included certain updated forecasts prepared by Sun Country’s management of Sun Country’s standalone performance for the fourth quarter of fiscal year 2025 that were not included in the financial model provided to Allegiant and Barclays. We refer to the October Sun Country management forecasts together with the December Sun Country management forecasts as the Sun Country management forecasts. The Sun Country management forecasts accounted for the cash flow impact resulting from the utilization of Sun Country’s federal net operating loss carryforwards to Sun Country management’s estimates of taxable income for fiscal years 2025 through 2033, assuming a 23% tax rate. The Sun Country management forecasts were provided to the Sun Country board in connection with its consideration of the proposed transactions and were provided to representatives of Goldman Sachs, who were directed by Sun Country management and the Sun Country board to use and rely upon the December Sun Country management forecasts for purposes of Goldman Sachs’ financial analyses and fairness opinion. See “—Opinion of Sun Country’s Financial Advisor” for more information. In addition, certain portions of the December Sun Country management forecasts were provided to Allegiant and Barclays.
In addition, in connection with the proposed transactions, Sun Country management prepared certain unaudited financial forecasts of Allegiant’s standalone performance using (i) the Allegiant management forecasts as provided to Sun Country management and (ii) adjustments to the Allegiant management forecasts based on Sun Country management’s view of the Allegiant business and financial environment, which are referred to as the Sun Country management Allegiant forecasts. The Sun Country management Allegiant forecasts were provided to the Sun Country board in connection with its consideration of the proposed transactions and to representatives of Goldman Sachs who were directed by Sun Country management and the Sun Country board to use and rely upon the Sun Country management Allegiant forecasts for purposes of Goldman Sachs’ financial analyses and fairness opinion. See “—Opinion of Sun Country’s Financial Advisor” for more information.
The Sun Country management forecasts and Sun Country management Allegiant forecasts were prepared treating Sun Country and Allegiant, respectively, on a standalone basis based on assumptions Sun Country management considered to be reasonable based on facts known at such time and do not take into account the proposed transactions, including any costs incurred in connection with the proposed transactions or any changes to operations or strategy that may be implemented after the completion of the proposed transactions, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed, or not taken in anticipation of the transaction. As a result, actual results will likely differ, and may differ materially, from those contained in the Sun Country management forecasts and Sun Country management Allegiant forecasts. Further, the Sun Country management forecasts and Sun Country management Allegiant forecasts do not take into account the effect of any possible failure of the mergers to occur.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
In addition, in connection with the proposed transactions, Sun Country management prepared pro forma projections of the combined company for the fiscal years ending December 31, 2025 through December 31, 2029, which are referred to as the Sun Country pro forma illustrative forecasts. The Sun Country pro forma illustrative forecasts were a combination of the Sun Country management forecasts, the Sun Country management Allegiant forecasts and the management estimated synergies. The Sun Country pro forma illustrative forecasts were provided to the Sun Country board in connection with its consideration of the proposed transactions and were provided to representatives of Goldman Sachs, who were directed by Sun Country management and the Sun Country board to use and rely upon the Sun Country pro forma illustrative forecasts for purposes of Goldman Sachs’ financial analyses and fairness opinion. See “—Opinion of Sun Country’s Financial Advisor” for more information. The Sun Country pro forma illustrative forecasts were based on assumptions Sun Country management considered to be reasonable based on facts known at such time, but do not take into account costs incurred in connection with the proposed transactions. As a result, actual results will likely differ, and may differ materially, from those contained in the Sun Country pro forma illustrative forecasts.
The information and tables set forth below are included solely to give Sun Country stockholders access to a summary of the Sun Country management forecasts, Sun Country management Allegiant forecasts and the Sun Country pro forma illustrative forecasts that were made available to the Sun Country board and representatives of Goldman Sachs, as well as Allegiant and Barclays (who were provided certain portions of the Sun Country management forecasts), in connection with the proposed transactions and are not included in this joint proxy statement/prospectus in order to influence any Sun Country stockholder on any voting or investment decision with respect to the proposed transactions or for any other purpose. These forecasts are not, and should not be viewed as, public guidance or targets.
The following tables present a summary of the October Sun Country management forecasts.

Millions, for the periods ended	Q4 2025E	2026E	2027E	2028E	2029E
Revenue	$279	$1,178	$ 1,352	$ 1,412	$1,458
Adjusted EBITDAR(1)	$48	$209	$276	$294	$300
Adjusted EBIT(2)	$23	$103	$163	$183	$186
Adjusted NOPAT(3)	$18	$80	$126	$141	$143
Capital Expenditures	$22	$81	$57	$69	$76
Unlevered Free Cash Flow(4)	$24	$110	$213	$198	$195

(1)
Adjusted EBITDAR is defined as earnings before interest, taxes, depreciation, amortization, other income (expense), and aircraft rent expense, as adjusted for certain special items in accordance with Sun Country management’s non-GAAP policies.

(2)	Adjusted EBIT is defined as earnings before interest and taxes, as adjusted for certain special items in accordance with Sun Country management’s non-GAAP policies.
(3)	Adjusted NOPAT is defined as Adjusted EBIT multiplied by one minus the applicable tax rate.
(4)	Unlevered Free Cash Flow is defined as Adjusted NOPAT, plus depreciation and amortization, less capital expenditures and increases in net working capital.

Millions (other than Adjusted EPS), for the years ended	2025E	2026E	2027E	2028E	2029E
Adjusted EBT(1)	$67	$75	$143	$167	$176
Adjusted Net Income(2)	$48	$58	$110	$129	$136
Adjusted EPS	$0.95	$1.13	$ 2.08	$2.43	$2.55

(1)	Adjusted EBT is defined as earnings before taxes, as adjusted for certain special items in accordance with Sun Country management’s non-GAAP policies.
(2)	Adjusted Net Income is defined as net income, as adjusted for certain special items in accordance with Sun Country management’s non-GAAP policies.

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The following tables present a summary of the December Sun Country management forecasts.

Millions, for the periods ended	Q4 2025E(1)	2026E	2027E	2028E	2029E
Revenue	$277	$ 1,170	$ 1,352	$ 1,412	$1,458
Adjusted EBITDAR(2)(3)	$41	$211	$276	$294	$300
Adjusted EBIT (4)(5)	$16	$105	$163	$183	$186
Adjusted NOPAT(6)	$12	$81	$126	$141	$143
Capital Expenditures	$50	$81	$57	$69	$76
Unlevered Free Cash Flow(7)	$31	$134	$200	$183	$228

(1)
The December Sun Country management forecasts provided to Allegiant and Barclays included estimates of Revenue, Adjusted EBITDAR and Adjusted EBIT for fiscal year 2025 of $1,121 million, $204 million and $105 million, respectively.

(2)
Adjusted EBITDAR is defined as earnings before interest, taxes, depreciation, amortization, other income (expense), and aircraft rent expense, as adjusted for certain special items in accordance with Sun Country management’s non-GAAP policies.

(3)
Sun Country management also provided Allegiant and Barclays with the following estimates of Adjusted EBITDAR which excluded the impact of stock-based compensation expense: $217 million, $283 million, $301 million and $307 million for the years ended December 31, 2026, 2027, 2028 and 2029 respectively.

(4)	Adjusted EBIT is defined as earnings before interest and taxes, as adjusted for certain special items in accordance with Sun Country management’s non-GAAP policies.
(5)
Sun Country management also provided Allegiant and Barclays with the following estimates of Adjusted EBIT which excluded the impact of stock-based compensation expense: $111 million, $170 million, $190 million and $193 million for the years ended December 31, 2026, 2027, 2028 and 2029 respectively.

(6)	Adjusted NOPAT is defined as Adjusted EBIT multiplied by one minus the applicable tax rate.
(7)	Unlevered Free Cash Flow is defined as Adjusted NOPAT, plus depreciation and amortization, less capital expenditures and increases in net working capital.

Millions (other than Adjusted EPS), for the years ended	2025E	2026E	2027E	2028E	2029E
Adjusted EBT(1)(2)	$69	$77	$143	$167	$176
Adjusted Net Income(3)(4)	$53	$58	$110	$129	$136
Adjusted EPS	$0.95	$1.05	$1.99	$2.34	$2.46

(1)	Adjusted EBT is defined as earnings before taxes, as adjusted for certain special items in accordance with Sun Country management’s non-GAAP policies.
(2)
Sun Country management also provided Allegiant and Barclays with the following estimates of Adjusted EBT which excluded the impact of stock-based compensation expense: $76 million, $84 million, $149 million, $174 million and $182 million for the years ended December 31, 2025, 2026, 2027, 2028 and 2029 respectively.

(3)	Adjusted Net Income is defined as net income, as adjusted for certain special items in accordance with Sun Country management’s non-GAAP policies.
(4)
Sun Country management also provided Allegiant and Barclays with the following estimates of Adjusted Net Income which excluded the impact of stock-based compensation expense: $58 million, $63 million, $115 million, $134 million and $140 million for the years ended December 31, 2025, 2026, 2027, 2028 and 2029 respectively.

The following table presents a summary of the Sun Country management Allegiant forecasts.

Millions, for the years ended	2025E	2026E	2027E	2028E	2029E
Revenue	$2,600	$2,633	$2,886	$3,118	$3,368
EBITDAR(1)	$451	$532	$616	$663	$775
Capital Expenditures	$342	$656	$683	$548	$527

(1)	EBITDAR is defined as earnings before interest, taxes, depreciation, amortization, other income (expense), and aircraft rent expense.

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The following tables present a summary of the Sun Country pro forma illustrative forecasts.

Millions, for the years ended	2025E	2026E	2027E	2028E	2029E
Pro Forma Revenue	$3,722	$3,803	$4,293	$4,613	$4,929
Pro Forma Adjusted EBITDAR(1)	$649	$727	$963	$1,061	$1,216
Pro Forma Capital Expenditures	$431	$696	$723	$588	$567

(1)
Pro Forma Adjusted EBITDAR is defined as earnings before interest, taxes, depreciation, amortization, other income (expense), and aircraft rent expense, as adjusted for certain special items in accordance with Sun Country management’s non-GAAP policies.

Millions, for the years ended	2026E	2027E	2028E	2029E
Pro Forma Unlevered Free Cash Flow(1)	$(42)	$(479)	$(70)	$180

(1)
Pro Forma Unlevered Free Cash Flow is defined as Pro Forma Adjusted EBITDAR, minus cash interest and cash taxes, plus or minus the (increase)/decrease in net working capital, minus Pro Forma Capital Expenditures.

Management Estimated Net Synergies
Allegiant management and Sun Country management jointly developed an estimate of the net synergies to be realized by the combined company for the three-year period after the closing, which are referred to as the management estimated net synergies. The management estimated net synergies are driven by the belief of Allegiant management and Sun Country management that the combined company will be able to achieve (i) revenue net synergies related to capacity redeployment, market improvements, and charter operations and (ii) cost synergies consisting of general and administrative cost savings, procurement cost savings, and enhanced pilot productivity. The management estimated net synergies reflect an estimate of certain labor-related dis-synergies and the midpoint of the range of aggregate integration costs estimated by Allegiant management and Sun Country management. The management estimated net synergies were provided to the Allegiant board in connection with its consideration of the proposed transactions and were provided to Barclays, which was directed by Allegiant management to use and rely upon the management estimated net synergies for purposes of its financial analyses and fairness opinion and which use was approved by the Allegiant Board. See “—Opinion of Allegiant’s Financial Advisor” for more information. Similarly, the management estimated net synergies were provided to the Sun Country board in connection with its consideration of the proposed transactions and were provided to representatives of Goldman Sachs, who were directed by Sun Country management and the Sun Country board to use and rely upon the management estimated net synergies for purposes of Goldman Sachs’ financial analyses and fairness opinion. See “—Opinion of Sun Country’s Financial Advisor” for more information.
The following table presents a summary of the management estimated net synergies:

($ in millions)	Year 1	Year 2	Year 3
Net Synergies(1)	$82	$104	$140

(1)	Based on estimated integration costs of $171 million.
General Information Regarding the Forecasts
The Allegiant management forecasts, the Allegiant pro forma illustrative forecasts, the Sun Country management forecasts, the Sun Country management Allegiant forecasts, the Sun Country pro forma illustrative forecasts and the management estimated net synergies, which we refer to collectively as the forecasts, were not prepared with a view toward public disclosure and do not necessarily comply with GAAP or the guidelines published by the SEC or established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. In particular, Adjusted EBITDAR, Adjusted EBIT, Adjusted NOPAT, Adjusted EBT and Unlevered Free Cash Flow are financial measures that were not prepared in accordance with GAAP. Allegiant and Sun Country believe that the presentation of these financial measures is relevant and useful for investors because these financial measures allow investors to better gauge the performance of the respective airline. The forecasts should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and the financial measures used in the forecasts may not be comparable to similarly titled financial measures used by other companies. The forecasts may differ from published analyst estimates and forecasts and do not take into account any events or circumstances occurring or existing after the date they were prepared, including the announcement of the merger agreement.

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The forecasts are not fact and are not, and should not be relied on as being, necessarily predictive of future results. Although the forecasts are presented with numerical specificity, the forecasts were based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition, general business, economic, market, and financial conditions, and additional matters specific to Allegiant’s and Sun Country’s businesses or which are difficult to predict or subject to significant economic and competitive uncertainties) that are inherently uncertain and may be beyond Allegiant management’s and Sun Country management’s control. Further, given that the forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. The ability to achieve the performance contemplated by the forecasts depends on, in part, whether or not strategic goals, objectives, and targets are reached over the applicable period. The assumptions upon which the forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive, and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive, and regulatory uncertainties and contingencies, including, among other things, Allegiant’s and Sun Country’s respective ability to achieve strategic goals, objectives, and targets over applicable periods, the inherent uncertainty of the business and economic conditions affecting the industry in which Allegiant and Sun Country operate, and the risks and uncertainties described in the section “Cautionary Note Regarding Forward-Looking Statements” beginning on page 35 and “Risk Factors” beginning on page 36, all of which are difficult or impossible to predict accurately and many of which are beyond Allegiant’s and Sun Country’s respective control. The forecasts also reflect assumptions by Allegiant’s and Sun Country’s respective management that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised respective prospects for the Allegiant and Sun Country businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when such forecasts were prepared. Modeling and forecasting the future performance of a company is a highly speculative endeavor. Since the forecasts cover a long period of time, the forecasts by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of Allegiant’s and Sun Country’s respective services.
Allegiant’s and Sun Country’s respective management believes there is a reasonable basis for the Allegiant management forecasts, the Allegiant pro forma illustrative forecasts and the Sun Country management forecasts, respectively, and the management estimated net synergies. However, based on the foregoing, (i) none of Allegiant, Sun Country, Barclays, Goldman Sachs, or any of their respective affiliates, officers, directors, advisors, or other representatives can give any assurance that actual results will not differ from the forecasts, and (ii) future results of Allegiant, Sun Country and the combined company could be materially different from the forecasts. Accordingly, none of Allegiant, Sun Country, Barclays, Goldman Sachs, or any of their respective affiliates, officers, directors, advisors, or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Allegiant or Sun Country compared to the information contained in the forecasts or that forecasted results will be achieved. Therefore, and considering that the special meetings will be held several months after the forecasts were prepared, as well as the uncertainties inherent in any prospective financial information, readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the forecasts.
In addition, the forecasts have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this joint proxy statement/prospectus. Except as required by applicable securities laws, Allegiant and Sun Country do not intend to update or otherwise revise the forecasts or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error.
The Allegiant management forecasts, Allegiant pro forma illustrative forecasts and management estimated net synergies were prepared by, and are the responsibility of, Allegiant management. Neither KPMG LLP nor any other independent accountants have audited, reviewed, examined, compiled, or applied any agreed-upon procedures with respect to the Allegiant management forecasts, Allegiant pro forma illustrative forecasts or management estimated net synergies contained herein and, accordingly, KPMG LLP does not express any opinion or any other form of assurance with respect thereto or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information. The KPMG LLP reports incorporated by reference relate to Allegiant’s previously issued financial statements incorporated herein. It does not extend to the Allegiant management forecasts, Allegiant pro forma illustrative forecasts or management estimated net synergies and should not be read to do so.
The Sun Country management forecasts and management estimated net synergies were prepared by, and are the responsibility of, Sun Country management. Neither KPMG LLP nor any other independent accountants have audited,

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reviewed, examined, compiled, or applied any agreed-upon procedures with respect to the Sun Country management forecasts or management estimated net synergies contained herein and, accordingly, KPMG LLP does not express any opinion or any other form of assurance with respect thereto or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information. The KPMG LLP report incorporated by reference relates to Sun Country’s previously issued financial statements incorporated herein. It does not extend to the Sun Country management forecasts or management estimated net synergies and should not be read to do so.
This summary of the forecasts is included in this joint proxy statement/prospectus because the forecasts were provided to (i) the Allegiant and Sun Country boards in connection with their respective consideration of the proposed transactions and (ii) to representatives of each of Barclays and Goldman Sachs for purposes of Barclays’ and Goldman Sachs’ respective financial analyses and fairness opinion. See “—Opinion of Allegiant’s Financial Advisor” and “—Opinion of Sun Country’s Financial Advisor” for more information.
Opinion of Allegiant’s Financial Advisor
Allegiant engaged Barclays to act as its financial advisor with respect to the proposed transactions, pursuant to an engagement letter dated October 27, 2025. On January 11, 2026, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Allegiant board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be paid by Allegiant in the first merger is fair, from a financial point of view, to Allegiant.
The full text of Barclays’ written opinion, dated as of January 11, 2026, is attached as Annex B to this joint proxy statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.
Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the Allegiant board in connection with its consideration of the proposed transactions, addresses only the fairness to Allegiant, from a financial point of view, of the consideration to be paid by Allegiant in the first merger and does not constitute a recommendation to any stockholder of Allegiant as to how such stockholder should vote with respect to the proposed transactions or any other matter. The terms of the proposed transactions were determined through arm’s-length negotiations between Allegiant and Sun Country and were unanimously approved by the Allegiant board. Barclays did not recommend any specific form of consideration to Allegiant or that any specific form of consideration constituted the only appropriate consideration for the proposed transactions. Barclays was not requested to address, and its opinion does not in any manner address, Allegiant’s underlying business decision to proceed with or effect the proposed transactions, the likelihood of the consummation of the proposed transactions, or the relative merits of the proposed transactions as compared to any other transaction in which Allegiant may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transactions, or any class of such persons, relative to the merger consideration in the proposed transactions. No limitations were imposed by the Allegiant board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.
In arriving at its opinion, Barclays, among other things:
•	reviewed and analyzed the merger agreement, dated as of January 11, 2026, and the specific terms of the proposed transactions;
•
reviewed and analyzed publicly available information concerning Allegiant and Sun Country that Barclays believed to be relevant to its analysis, including Allegiant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, Allegiant’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, Sun Country’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Sun Country’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025, June 30, 2025 and September 30, 2025;

•
reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Allegiant furnished to Barclays by Allegiant, including the Allegiant management forecasts;

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•
reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Sun Country furnished to Barclays by Sun Country, including the December Sun Country management forecasts;

•	reviewed and analyzed the Allegiant pro forma illustrative forecasts, including the management estimated synergies;
•
a trading history of Allegiant common stock from January 9, 2023 to January 9, 2026 and Sun Country common stock from January 9, 2023 to January 9, 2026 and a comparison of those trading histories with those of other companies that Barclays deemed relevant;

•
reviewed and analyzed a comparison of the historical financial results and present financial condition of Allegiant and Sun Country with each other and with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the proposed transactions with the financial terms of certain other transactions that Barclays deemed relevant;
•	had discussions with the management of Allegiant concerning its business, operations, assets, liabilities, financial condition and prospects; and
•	has undertaken such other studies, analyses and investigations as Barclays deemed appropriate.
In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of the management of Allegiant that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Allegiant management forecasts, upon the advice and at the direction of the management of Allegiant, Barclays assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Allegiant as to the future financial performance of Allegiant on a standalone basis and that Allegiant, on a standalone basis, would perform substantially in accordance with such projections and relied on the Allegiant management forecasts in arriving at its opinion. With respect to the December Sun Country management forecasts, upon the advice and at the direction of Allegiant, Barclays assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Allegiant as to the future financial performance of Sun Country on a standalone basis and that Sun Country, on a standalone basis, would perform substantially in accordance with such projections and relied on the December Sun Country management forecasts in arriving at its opinion. With respect to the Allegiant pro forma illustrative forecasts, upon the advice and at the direction of Allegiant, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Allegiant as to the future financial performance of Allegiant pro forma for the consummation of the proposed transactions and that Allegiant following the consummation of the proposed transactions would perform substantially in accordance with such projections and relied on the Allegiant pro forma illustrative forecasts in arriving at its opinion. Furthermore, upon the advice and at the direction of Allegiant, Barclays assumed that the amounts and timing of the management estimated synergies were reasonable and that the management estimated synergies would be realized in accordance with such estimates. Barclays assumed no responsibility for and expressed no view as to any such projections or estimates (including the management estimated synergies) or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Allegiant or Sun Country and did not make or obtain any evaluations or appraisals of the assets or liabilities of Allegiant. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, January 11, 2026. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after January 11, 2026. Barclays expressed no opinion as to the prices as to which shares of Allegiant common stock or Sun Country common stock would trade following the announcement or consummation the mergers.
Barclays assumed the accuracy of the representations and warranties contained in the merger agreement and all the agreements related thereto. Barclays also assumed, upon the advice of Allegiant, that all material governmental, regulatory and third party approvals, consents and releases for the merger would be obtained within the constraints contemplated by the merger agreement and that the proposed transactions will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the proposed transactions, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood Allegiant had obtained such advice as it deemed necessary from qualified professionals.

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In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of Allegiant common stock but rather made its determination as to fairness, from a financial point of view, of the merger consideration to be paid by Allegiant in the first merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.
In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transactions. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.
Summary of Material Financial Analyses
The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Allegiant board. The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.
For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Allegiant, Sun Country, Barclays or any other parties to the proposed transactions. No company, business or transaction considered in Barclays’ analyses and reviews is identical to Allegiant, Sun Country, Merger Sub 1, Merger Sub 2 or the proposed transactions, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of Allegiant, Sun Country, Merger Sub 1, Merger Sub 2, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.
The summary of the financial analyses and reviews provided below includes information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews.
Selected Comparable Company Analysis
In order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of Allegiant and per share of Sun Country by reference to those companies, which could then be used to calculate implied exchange ratio ranges, Barclays reviewed and compared specific financial and operating data relating to Allegiant and Sun Country, respectively, with selected companies that Barclays, based on its experience in the airline industry, deemed comparable to Allegiant and Sun Country, respectively. The selected comparable companies with respect to Allegiant and Sun Country were:
•	Allegiant
•	Frontier Group Holdings, Inc.
•	JetBlue Airways Corporation

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•	Southwest Airlines Co.
•	Sun Country
Barclays calculated and compared various financial multiples and ratios of Allegiant, Sun Country and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each selected company’s ratio of its current stock price to its historical and projected earnings per share (commonly referred to as a price earnings ratio, or P/E), and each company’s adjusted enterprise value to projected adjusted earnings before interest, taxes, depreciation and amortization and rent, which we refer to as EBITDAR. The enterprise value of each company was obtained by adding its short and long-term debt, finance leases and operating leases, to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data (including FactSet) and closing prices, as of January 9, 2026, the last trading date prior to the delivery of Barclays’ opinion. The results of this selected comparable company analysis are summarized below:

	High	Low
Adj. Enterprise Value / 2026E EBITDAR	10.8x	5.2x
Adj. Enterprise Value / 2027E EBITDAR	7.2x	4.5x
Price / 2026E EPS	16.0x	9.4x
Price / 2027E EPS	11.8x	6.9x

Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of Allegiant or Sun Country, as applicable. However, because of the inherent differences between the business, operations, capital structure and prospects of Allegiant or Sun Country, as applicable, and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Allegiant or Sun Country, as applicable, and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels, capital structures and degree of operational risk between Allegiant or Sun Country, as applicable, and the companies included in the selected company analysis.
Allegiant Standalone Valuation (Adj. EV / EBITDAR)
Based upon the analysis described above and its professional judgment, Barclays selected an adjusted enterprise value / 2026E EBITDAR multiple range of 5.0x to 6.0x and an adjusted enterprise value / 2027E EBITDAR multiple range of 4.5 to 5.5x for Allegiant, and applied such range to the Allegiant management forecasts to calculate a range of implied prices per share of Allegiant by subtracting estimated adjusted net debt as of September 30, 2025 from the estimated adjusted enterprise value and dividing such amount by the fully diluted number of shares of Allegiant common stock as provided by management of Allegiant. These calculations resulted in a range of implied prices per share of $85 to $115 based on 2026E EBITDAR and $107 to $145 based on 2027E EBITDAR.
Sun Country Standalone Valuation (Adj. EV / EBITDAR)
Based upon the analysis described above and its professional judgment, Barclays selected an adjusted enterprise value / 2026E EBITDAR multiple range of 5.0x to 6.0x and an adjusted enterprise value / 2027E EBITDAR multiple range of 4.5 to 5.5x for Sun Country, and applied such range to the Sun Country management forecasts to calculate a range of implied prices per share of Sun Country by subtracting estimated adjusted net debt as of September 30, 2025 from the estimated adjusted enterprise value and dividing such amount by the fully diluted number of shares of Sun Country common stock as provided by management of Sun Country and approved for Barclays’ use by the management of Allegiant. These calculations resulted in a range of implied prices per share of $12 to $16 based on 2026E EBITDAR and $15 to $20 based on 2027E EBITDAR.
Allegiant Standalone Valuation (Price / Earnings)
Based upon the analysis described above and its professional judgment, Barclays selected a Price / 2026E EPS multiple range of 9.0x to 14.0x and a Price / 2027E EPS multiple range of 6.0x to 10.0x for Allegiant, and applied such range to the Allegiant management forecasts to calculate a range of implied prices per share of Allegiant. These calculations resulted in a range of implied prices per share of $79 to $123 based on 2026E EPS and $84 to $139 based on 2027E EPS.

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Sun Country Standalone Valuation (Price / Earnings)
Based upon the analysis described above and its professional judgment, Barclays selected a Price / 2026E EPS multiple range of 9.0x to 14.0x and a Price / 2027E EPS multiple range of 6.0x to 10.0x for Sun Country, and applied such range to the December Sun Country management forecasts to calculate a range of implied prices per share of Sun Country. These calculations resulted in a range of implied prices per share of $11 to $16 based on 2026E EPS and $13 to $21 based on 2027E EPS.
Discounted Cash Flow Analysis
In order to estimate the present value of Allegiant common stock and Sun Country common stock, Barclays performed a discounted cash flow analysis of Allegiant and Sun Country. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
Allegiant Standalone Valuation
To calculate the estimated enterprise value of Allegiant as of September 30, 2025 using the discounted cash flow method, Barclays added (i) Allegiant’s projected unlevered free cash flows for the three-month period from October 1, 2025 through December 31, 2025 and for the fiscal years 2026 through 2030, in each case based on the Allegiant management forecasts, (ii) the “terminal value” of Allegiant as of December 31, 2030, and (iii) the tax savings from estimated federal net operating losses of Allegiant, which we refer to as the Allegiant NOLs, each discounted to their present value using a range of selected discount rates. The unlevered free cash flows were calculated by taking the tax-affected earnings before interest, tax expense, depreciation and amortization and subtracting capital expenditures and adjusting for changes in working capital. The residual value of Allegiant at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples based on EBITDAR for the fiscal year 2030 of 5.5x to 6.5x, which was derived by analyzing the results from the selected comparable company analysis and based on Barclays’ professional judgment and experience, taking into account, among other things, the trends in the economy generally and in the industries and sectors in which Allegiant operates, and applying such range to the management projections. The present value of the Allegiant NOLs was calculated based on projected utilization and a tax rate of 23%, in each case provided by the management of Allegiant. The range of discount rates of 10.0% to 11.0% was selected based on an analysis of the weighted average cost of capital of Allegiant and the comparable companies.
Barclays then calculated a range of implied prices per share of Allegiant by subtracting estimated net debt as of September 30, 2025 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Allegiant common stock as provided by management of Allegiant. These calculations resulted in a range of implied prices per share of $68 to $106.
Sun Country Standalone Valuation
To calculate the estimated enterprise value of Sun Country as of September 30, 2025 using the discounted cash flow method, Barclays added (i) Sun Country’s projected unlevered free cash flows for the three-month period from October 1, 2025 through December 31, 2025 and for the fiscal years 2026 through 2029, in each case based on the December Sun Country management forecasts, (ii) the “terminal value” of Sun Country as of December 31, 2029, and (iii) the tax savings from estimated federal net operating losses of Sun Country, which we refer to as the Sun Country NOLs, minus the adjustment applicable under the TRA, each discounted to their present value using a range of selected discount rates. The unlevered free cash flows were calculated by taking the tax-affected earnings before interest, tax expense, depreciation and amortization and subtracting capital expenditures and adjusting for changes in working capital. The residual value of Sun Country at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples based on EBITDAR for the fiscal year 2029 of 5.5x to 6.5x, which was derived by analyzing the results from the selected comparable company analysis and based on Barclays’ professional judgment and experience, taking into account, among other things, the trends in the economy generally and in the industries and sectors in which Sun Country operates, and applying such range to the management projections. The present value of the Sun Country NOLs was calculated based on projected utilization and a tax rate of 23%, in each case provided by the management of Sun Country and approved for Barclays’ use by the management of Allegiant and the Allegiant board. The range of discount rates of 11.0% to 12.0% was selected based on an analysis of the weighted average cost of capital of Sun Country and the comparable companies.

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Barclays then calculated a range of implied prices per share of Sun Country by subtracting estimated net debt as of September 30, 2025 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Sun Country common stock as provided by management of Sun Country and approved for Barclays’ use by management of Allegiant. These calculations resulted in a range of implied prices per share of $22 to $26.
Sun Country Valuation Including the Management Estimated Synergies
In order to estimate the value of the management estimated synergies, Barclays used the discounted cash flow method to discount the tax affected management estimated synergies to their present value using the same assumptions and range of selected discount rates applied to the standalone valuations above. These calculations resulted in a range of implied present values for the management estimated synergies of $9 to $11 per share of Sun Country. When combined with the prices per share implied by the standalone valuation of Sun Country, this results in an implied price per share of Sun Country (including the management estimated synergies) of $31 to 37.
Selected Precedent Transaction Analysis
Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with airline merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Allegiant or Sun Country, as applicable, with respect to the size, mix, margins and other characteristics of their businesses.
The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Allegiant and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transactions. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transactions which would affect the acquisition values of the selected target companies and Allegiant. Based upon these judgments, Barclays selected a range of 7.0x to 8.0x multiples of the target company’s last twelve month adjusted EBITDAR. Barclays then applied such range of multiples to Sun Country’s last twelve months adjusted EBITDAR of $215 million as of September 30, 2025. This analysis indicated the approximate per share equity value range of $20 to $23 for Sun Country on a stand-alone basis. Barclays then applied such range of multiples to Allegiant’s last twelve months adjusted EBITDAR of $443 million as of September 30, 2025. This analysis indicated the approximate per share equity value range of $104 to $129 for Allegiant on a stand-alone basis. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of Allegiant and Sun Country were based on the Allegiant management forecasts and Sun Country management forecasts, respectively.
Implied Exchange Ratio Analysis
Using the ranges of implied prices per share of Allegiant and Sun Country resulting from the foregoing selected comparable company, discounted cash flow and selected precedent transaction analyses, Barclays calculated ranges of implied exchange ratios of Sun Country common stock into Allegiant common stock, after taking into account the cash component of the merger consideration of $4.10 per share. The following summarizes the result of these calculations, compared to the 0.1557x exchange ratio to be paid by Allegiant in the first merger:

Implied Cash Adjusted Exchange Ratio Range
Selected Comparable Company Analysis
Adj. Enterprise Value / 2026E EBITDAR	0.0701x – 0.1387x
Adj. Enterprise Value / 2027E EBITDAR	0.0781x – 0.1485x
Price / 2026E EPS	0.0520x – 0.1545x
Price / 2027E EPS	0.0615x – 0.2036x
Discounted Cash Flow Analysis
Excluding Management Estimated Synergies	0.1668x – 0.3197x
Including Management Estimated Synergies	0.2514x – 0.4780x
Selected Precedent Transaction Analysis	0.1205x – 0.1799x

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Other Factors
Barclays also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were references for informational purposes, including, among other things, the Historical Trading Price Analysis and Broker Price Target Analysis described below.
Historical Trading Price Analysis
Barclays reviewed the 52-week high and low closing share prices for Allegiant, as of January 9, 2026. Allegiant’s 52-week low closing share price was $41 and its 52-week high closing share price was $105, in each case rounded to the nearest whole number. Barclays also reviewed the 52-week high and low closing share prices for Sun Country, as of January 9, 2026. Sun Country’s 52-week low closing share price was $8 and its 52-week high closing share price was $18, in each case rounded to the nearest whole number. The 52-week trading ranges for Allegiant and Sun Country were used for informational purposes only and were not included in Barclays’ financial analyses.
Broker Price Target Analysis
Barclays reviewed the price targets published by brokers (as of January 9, 2026) covering Allegiant and brokers (as of January 9, 2026) covering Sun Country. The per-share price target range for Allegiant was $56 to $120 with a median of $86 and the per-share price target range for Sun Country was $12 to $22 with a median of $18. Broker price targets were used for informational purposes only and were not included in Barclays’ financial analysis.
General
Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Allegiant board selected Barclays because of its familiarity with Allegiant and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transactions.
Barclays is acting as financial advisor to Allegiant in connection with the proposed transactions. As compensation for its services in connection with the proposed transactions, Allegiant paid Barclays a fee of $3.0 million upon the delivery of Barclays’ opinion, which we refer to as the “Opinion Fee.” The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion or the consummation of the proposed transactions. Additional compensation of $20.0 million will be payable on completion of the proposed transactions against which the amounts paid for the opinion will be credited. In addition, Allegiant has agreed to reimburse Barclays for its reasonable and documented out-of-pocket expenses incurred in connection with the proposed transactions and to indemnify Barclays for certain liabilities that may arise out of its engagement by Allegiant and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services for Allegiant and Sun Country in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services: (a) for Allegiant, (i) in July 2025, acted as financial advisor to Allegiant in connection with its sale of Sunseeker Resort Charlotte Harbor and (ii) an affiliate of Barclays Capital Inc. is currently a lender to Allegiant, and (b) for Sun Country (i) in February 2025, acted as underwriter on a registered secondary offering of shares of Sun Country and (ii) in November 2024, acted as agent in facilitating an unregistered secondary offering of shares of Sun Country. For the period beginning January 1, 2022 through January 9, 2026, Barclays received approximately $8.3 million from Allegiant and $5.0 million from Sun Country in customary compensation for investment banking and financial services.
Barclays, its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Allegiant and Sun Country for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments. As of January 9, 2026, Barclays held net long positions of (i) less than 1.0% of the outstanding stock of Allegiant and (ii) less than 1.0% of the outstanding stock of Sun Country.

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Opinion of Sun Country’s Financial Advisor
Goldman Sachs rendered its opinion to the Sun Country board that, as of January 11, 2026 and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders (other than Allegiant and its affiliates) of the outstanding shares of Sun Country common stock pursuant to the merger agreement was fair from a financial point of view to such holders.
The full text of the written opinion of Goldman Sachs, dated January 11, 2026, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Sun Country board in connection with its consideration of the proposed transactions. Goldman Sachs’ opinion is not a recommendation as to how any holder of shares of Sun Country common stock or Allegiant common stock should vote with respect to the proposed transactions, or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:
•	the merger agreement;
•	Annual Reports on Form 10-K of Sun Country for each of the four years ended December 31, 2024;
•
the Registration Statement of Sun Country on Form S-1 (File No. 333-252858), including the prospectus contained therein, as amended, declared effective by the SEC on March 16, 2021, relating to the initial public offering of shares of Sun Country common stock;

•	Annual Reports on Form 10-K of Allegiant for each of the five years ended December 31, 2024;
•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Sun Country and Allegiant;
•	certain other communications from Sun Country and Allegiant to their respective stockholders;
•	certain publicly available research analyst reports for Sun Country and Allegiant;
•	certain internal financial analyses and forecasts for Allegiant standalone prepared by its management;
•
certain internal financial analyses and forecasts for Sun Country prepared by its management and certain financial analyses and forecasts for Allegiant pro forma for the transaction prepared by the management of Sun Country, in each case, as approved for Goldman Sachs’ use by Sun Country, which we collectively refer to in this section as the “Sun Country forecasts”, including certain operating synergies projected, jointly, by the management of Sun Country and Allegiant to result from the transaction, as approved for Goldman Sachs’ use by Sun Country, which we refer to in this section as the synergies; and

•
certain net operating loss carryforwards of Sun Country, as prepared by the management of Sun Country and approved for Goldman Sachs’ use by Sun Country, which we refer to as the Sun Country NOL forecasts.

Goldman Sachs also held discussions with members of the senior managements of Sun Country and Allegiant regarding their assessment of the strategic rationale for, and the potential benefits of, the proposed transactions and the past and current business operations, financial condition, and future prospects of Sun Country and Allegiant; reviewed the reported price and trading activity for the shares of Sun Country common stock and the shares of Allegiant common stock; compared certain financial and stock market information for Sun Country and Allegiant with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the airline industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.
For purposes of rendering its opinion, Goldman Sachs, with Sun Country’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Sun Country’s consent that the Sun Country forecasts, the synergies and the Sun Country NOL forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Sun Country. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Sun Country or Allegiant or any of their respective subsidiaries and it was not furnished with any such evaluation or

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appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed transactions will be obtained without any adverse effect on Sun Country or Allegiant or on the expected benefits of the proposed transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the proposed transactions will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.
Goldman Sachs’ opinion does not address the underlying business decision of Sun Country to engage in the proposed transactions or the relative merits of the proposed transactions as compared to any strategic alternatives that may be available to Sun Country; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, to the holders (other than Allegiant and its affiliates) of the outstanding shares of Sun Country common stock of the merger consideration to be paid to such holders pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement, the TRA or the proposed transactions or any term or aspect of any other agreement or instrument contemplated by the merger agreement or the TRA or entered into or amended in connection with the proposed transactions, including the fairness of the proposed transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Sun Country; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Sun Country, or class of such persons in connection with the proposed transactions, whether relative to the merger consideration to be paid to the holders (other than Allegiant and its affiliates) of shares of Sun Country common stock pursuant to the merger agreement or otherwise. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which shares of Allegiant common stock or Sun Country common stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Sun Country, Allegiant or the proposed transactions, or as to the impact of the proposed transactions on the solvency or viability of Sun Country or Allegiant or the ability of Sun Country or Allegiant to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.
The following is a summary of the material financial analyses delivered by Goldman Sachs to the Sun Country board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 9, 2026, the last trading day before the public announcement of the proposed transactions, and is not necessarily indicative of current market conditions.
Goldman Sachs used the exchange ratio of 0.1557 shares of Allegiant common stock per share of Sun Country common stock and $4.10 per share of Sun Country common stock to calculate, for purposes of its analyses, an implied value for the merger consideration to be paid to the holders (other than Allegiant and its affiliates) of shares of Sun Country common stock pursuant to the merger agreement. Goldman Sachs calculated, for purposes of its analyses, an implied value for the merger consideration of $18.89 by adding (i) $14.79, which was obtained by multiplying the per-share stock consideration of 0.1557 shares of Allegiant common stock by $94.97, which represented the closing price per share of Allegiant common stock on January 9, 2026, the last trading day before the public announcement of the proposed transactions, and (ii) the per-share cash consideration of $4.10.
Historical Stock Trading Analysis
Goldman Sachs analyzed the consideration to be paid to holders of Sun Country common stock (other than Allegiant and its affiliates) pursuant to the merger agreement in relation to the (i) closing price per share of Sun Country common stock on January 9, 2026, (ii) the VWAP per share of Sun Country common stock for the preceding 30-day period ended January 9, 2026, (iii) the VWAP per share of Sun Country common stock for the preceding 60-day period ended January 9, 2026, (iv) the VWAP per share of Sun Country common stock for the preceding 90-day period ended January 9, 2026, (v) the high market price of Sun Country common stock for the preceding 52-week period ended January 9, 2026 and (vi) the median analyst price target for Sun Country common stock on January 9, 2026. This

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analysis implied a value of $18.89 to be received per share of Sun Country common stock, calculated as the sum of (i) the per-share cash consideration of $4.10, plus (ii) the exchange ratio of 0.1557 shares of Allegiant common stock per share of Sun Country common stock, multiplied by $94.97, the closing price per share of Allegiant common stock on January 9, 2026.
This analysis indicated that the price per share to be paid to the holders of shares of Sun Country common stock pursuant to the merger agreement represented:
•	a premium of 20% based on the closing price of $15.77 per share of Sun Country common stock on January 9, 2026;
•	a premium of 29% based on the VWAP per share of Sun Country common stock for the preceding 30-day period ended January 9, 2026 of $14.63;
•	a premium of 43% based on the VWAP per share of Sun Country common stock for the preceding 60-day period ended January 9, 2026 of $13.18;
•	a premium of 47% based on the VWAP per share of Sun Country common stock for the preceding 90-day period ended January 9, 2026 of $12.87;
•	a premium of 4% based on the high market price of $18.17 of Sun Country common stock for the preceding 52-week period ended January 9, 2026; and
•	a discount of 1% based on the median analyst price target of $19.00 per share of Sun Country common stock on January 9, 2026.
Illustrative Discounted Cash Flow Analysis
Sun Country Standalone
Using the Sun Country forecasts and the Sun Country NOL forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Sun Country to derive a range of illustrative present values per share of Sun Country common stock. Using the mid-year convention for discounting cash flows and discount rates ranging from 9.50% to 10.50%, reflecting estimates of Sun Country’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2025 (i) estimates of unlevered free cash flow for Sun Country for the fourth quarter of fiscal year 2025 through fiscal year 2029 as reflected in the Sun Country forecasts and (ii) a range of illustrative terminal values for Sun Country, which were calculated by applying perpetuity growth rates ranging from 1.0% to 2.0%, to a terminal year estimate of the unlevered free cash flow to be generated by Sun Country, as reflected in the Sun Country forecasts (which analysis implied last twelve month (LTM) enterprise value (EV), divided by earnings before interest, taxes, depreciation, amortization, and restructuring or rent costs (EBITDAR) exit multiples ranging from 4.2x to 5.4x). In addition, using a discount rate of 10.0%, reflecting the midpoint of the estimates of Sun Country’s weighted average cost of capital, as described above, Goldman Sachs discounted to present value as of September 30, 2025 the estimated benefits of Sun Country’s net operating losses (NOLs), for the fourth quarter of fiscal year 2025 through fiscal year 2033, as reflected in the Sun Country forecasts and the Sun Country NOL forecasts. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Sun Country forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which we refer to as the CAPM, and which requires certain company-specific inputs, including Sun Country’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Sun Country, as well as certain financial metrics for the United States financial markets generally.
Goldman Sachs derived ranges of illustrative enterprise values for Sun Country by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Sun Country the amount of Sun Country’s total debt and debt-like items and added the amount of Sun Country’s cash and cash equivalents, in each case, as provided by and approved for Goldman Sachs’ use by the management of Sun Country, to derive a range of illustrative equity values for Sun Country. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Sun Country, as provided by and approved for Goldman Sachs’ use by the management of Sun Country, using the treasury stock method, to derive a range of illustrative present values per share ranging from $18.70 to $22.90.

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Pro Forma Combined Company
Using the Sun Country forecasts, the synergies and the Sun Country NOL forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on the pro forma combined company. Using the mid-year convention for discounting cash flows and discount rates ranging from 9.50% to 10.50%, reflecting estimates of the pro forma combined company’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2025 (i) estimates of unlevered free cash flow for the pro forma combined company for the fourth quarter of fiscal year 2025 through fiscal year 2029 as reflected in the Sun Country forecasts and taking into account the synergies and (ii) a range of illustrative terminal values for the pro forma combined company, which were calculated by applying perpetuity growth rates ranging from 1.0% to 2.0%, to a terminal year estimate of the unlevered free cash flow to be generated by the pro forma combined company, as reflected in the Sun Country forecasts and taking into account the synergies (which analysis implied LTM EV/EBITDAR exit multiples ranging from 6.2x to 7.9x). In addition, using a discount rate of 10.0%, reflecting the midpoint of the estimates of the pro forma combined company’s weighted average cost of capital, as described above, Goldman Sachs discounted to present value as of September 30, 2025 the estimated benefits of the pro forma combined company’s NOLs for the fourth quarter of fiscal year 2025 through fiscal year 2033, as reflected in the Sun Country forecasts and the Sun Country NOL forecasts. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Sun Country forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived such discount rates by application of the CAPM, which requires certain company-specific inputs, including the pro forma combined company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for pro forma combined company, as well as certain financial metrics for the United States financial markets generally.
Goldman Sachs derived ranges of illustrative enterprise values for the pro forma combined company by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the pro forma combined company the amount of the pro forma combined company’s total debt and debt-like items and added the amount of the pro forma combined company’s cash and cash equivalents, in each case, as provided by and approved for Goldman Sachs’ use by the management of Sun Country, to derive a range of illustrative equity values for the pro forma combined company. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of the pro forma combined company, as provided by and approved for Goldman Sachs’ use by the management of Sun Country, using the treasury stock method. Goldman Sachs then multiplied the range of illustrative equity values per share of Allegiant common stock pro forma for the proposed transactions it derived by the exchange ratio, and added the result to the $4.10 per share of Sun Country common stock to be paid in cash to the holders (other than Allegiant and its affiliates) of the outstanding shares of Sun Country common stock pursuant to the merger agreement. This analysis resulted in a range of illustrative present values for the consideration to be paid per share of Sun Country common stock of $21.70 to $30.75.
Illustrative Present Value of Future Share Price Analysis
Sun Country Standalone
Using the Sun Country forecasts, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Sun Country common stock. For this analysis, Goldman Sachs first calculated the implied enterprise value for Sun Country as of December 31 for each of the fiscal years 2025 through 2027, by applying a multiple range of illustrative EV to next twelve month EBITDAR (NTM EBITDAR), which ratio we refer to as EV/NTM EBITDAR, of 4.00x to 5.50x to estimates of Sun Country’s adjusted NTM EBITDAR for each of the fiscal years 2025 through 2027. This illustrative range of EV/NTM EBITDAR multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical EV/NTM EBITDAR multiples for Sun Country.
Goldman Sachs then subtracted the amount of Sun Country’s total debt and debt-like items and added the amount of Sun Country’s cash and cash equivalents for each of the fiscal years 2025 to 2027, each as provided by and approved for Goldman Sachs’ use by the management of Sun Country, from the respective implied enterprise values in order to derive a range of illustrative equity values as of December 31 for Sun Country for each of the fiscal years 2025 to 2027. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of Sun Country common stock for each of fiscal years 2025 to 2027, calculated using information provided by and approved for Goldman Sachs’ use by the management of Sun Country, to derive a range of implied future values per share of Sun Country common stock (excluding dividends). Goldman Sachs then discounted these implied future equity values per share of Sun Country common stock to September 30, 2025, using an illustrative discount rate of 11.75%,

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reflecting an estimate of Sun Country’s cost of equity. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $8.50 to $20.75 per share of Sun Country common stock.
Pro Forma Combined Company
Using the Sun Country forecasts and the synergies, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Sun Country common stock based on a theoretical value per share of common stock of the pro forma combined company. For this analysis, Goldman Sachs first calculated the implied enterprise value for the pro forma combined company as of December 31 for each of the fiscal years 2025 through 2027, by applying a multiple range of illustrative EV/NTM EBITDAR of 4.00x to 5.50x to estimates of the pro forma combined company’s adjusted NTM EBITDAR for each of the fiscal years 2025 through 2027. This illustrative range of EV/NTM EBITDAR multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical EV/NTM EBITDAR multiples for Sun Country and Allegiant.
Goldman Sachs then subtracted the amount of the pro forma combined company’s total debt and debt-like items and added the amount of the pro forma combined company’s cash and cash equivalents for each of the fiscal years 2025 to 2027, each as provided by and approved for Goldman Sachs’ use by the management of Sun Country, from the respective implied enterprise values in order to derive a range of illustrative equity values as of December 31 for the pro forma combined company for each of the fiscal years 2025 to 2027. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of common stock of the pro forma combined company for each of fiscal years 2025 to 2027, calculated using information provided by and approved for Goldman Sachs’ use by the management of Sun Country, to derive a range of implied future values per share of common stock of the pro forma combined company (excluding dividends). Goldman Sachs then discounted these implied future equity values per share of common stock of the pro forma combined company to September 30, 2025, using an illustrative discount rate of 13.00%, reflecting an estimate of the pro forma combined company’s cost of equity. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then multiplied the range of illustrative equity values of Allegiant common stock pro forma for the proposed transactions it derived by the exchange ratio and added the result to the $4.10 per share of Sun Country common stock to be paid in cash to the holders (other than Allegiant and its affiliates) of Sun Country common stock pursuant to the merger agreement. This analysis resulted in a range of implied present values for the consideration to be paid per share of Sun Country common stock of $9.60 to $20.40.
Premia Paid Analysis
Precedent U.S. Airline Transactions
Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for acquisition transactions announced since August 2007 involving a public company in the airline industry based in the United States as the target where the disclosed enterprise values for the transactions were between $0.7 billion and $9.8 billion. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premia of the price paid in the transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transactions. This analysis indicated a median premium of 78% across the period. This analysis also indicated a 25th percentile premium of 54% and 75th percentile premium of 93% across the period. Using this analysis, Goldman Sachs applied a reference range of illustrative premia of 54% to 93% to the undisturbed closing price per share of Sun Country common stock of $15.77 as of January 9, 2026 and calculated a range of implied equity values per share of Sun Country common stock of $24.30 to $30.45.
Precedent Cash-and-Stock Transactions
Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for cash-and-stock acquisition transactions announced from the second quarter of 2015 through the third quarter of 2025 involving a public company based in the United States as the target that have closed where the disclosed enterprise values for the transactions were above $500 million and have a percentage of stock consideration between 20% and 80% of the total consideration. This analysis excluded transactions in sub-industries including REITs, Alternative Power Generation, Coil, Oil & Gas, Financial Institutions and Electric Utilities and Minerals. For the entire period, using publicly available

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information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premia of the price paid in the transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transactions. This analysis indicated a median premium of 29% across the period. This analysis also indicated a 25th percentile premium of 19% and 75th percentile premium of 43% across the period. Using this analysis, Goldman Sachs applied a reference range of illustrative premia of 19% to 43% to the undisturbed closing price per share of Sun Country common stock of $15.77 as of January 9, 2026 and calculated a range of implied equity values per share of Sun Country common stock of $18.75 to $22.55.
General
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Sun Country or Allegiant or the proposed transactions.
Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Sun Country board as to the fairness from a financial point of view, as of the date of the opinion, to the holders (other than Allegiant and its affiliates) of the outstanding shares of Sun Country common stock of the merger consideration to be paid to such holders pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Sun Country, Allegiant, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.
The merger consideration was determined through arm’s-length negotiations between Sun Country and Allegiant and was approved by the Sun Country board. Goldman Sachs provided advice to Sun Country during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Sun Country or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the proposed transactions.
As described above, Goldman Sachs’ opinion to the Sun Country board was one of many factors taken into consideration by the Sun Country board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C to this joint proxy statement/prospectus.
Goldman Sachs and its affiliates, which we refer to collectively as Goldman Sachs Affiliated Entities, are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Sun Country, Allegiant, any of their respective affiliates and third parties, including affiliates of Maurice Gallagher, a significant shareholder of Allegiant, which we refer to collectively as the Relevant Entities, or any currency or commodity that may be involved in the proposed transactions. Goldman Sachs acted as financial advisor to Sun Country in connection with, and participated in certain of the negotiations leading to, the proposed transactions contemplated by the merger agreement. During the two-year period ended January 11, 2026, Goldman Sachs Investment Banking has not been engaged by Sun Country or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. During the two-year period ended January 11, 2026, Goldman Sachs Investment Banking has not been engaged by Allegiant or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. As of January 11, 2026, Goldman Sachs Investment Banking was not mandated by Allegiant and/or its Related Entities (as defined below) (excluding, if applicable, any significant shareholders and their other affiliates) to provide to any such person financial advisory

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and/or underwriting services. As of January 11, 2026, Goldman Sachs Investment Banking was not soliciting Allegiant and/or its Related Entities (excluding, if applicable, any significant shareholders and their other affiliates) to work on financial advisory and/or underwriting matters for any such persons on which it had not been mandated. During the two-year period ended January 11, 2026, Goldman Sachs Investment Banking has not been engaged by Maurice Gallagher or his affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. As of January 11, 2026, Goldman Sachs Investment Banking was not mandated by Maurice Gallagher (excluding Allegiant and its subsidiaries) to provide to any such person financial advisory and/or underwriting services. As of January 11, 2026, Goldman Sachs Investment Banking was not soliciting Maurice Gallagher (excluding Allegiant and its subsidiaries) to work on financial advisory and/or underwriting matters for any such persons on which it had not been mandated. Goldman Sachs may in the future provide financial advisory and/or underwriting services to the Relevant Entities and their respective affiliates for which Goldman Sachs Investment Banking may receive compensation.
As of January 11, 2026, Goldman Sachs Affiliated Entities had (i) no direct GS Principal Investment (as defined below) in Sun Country and/or its affiliates, (ii) no direct GS Principal Investment in Allegiant and/or its Related Entities (excluding any affiliates of Maurice Gallagher) and (iii) no direct GS Principal Investment with Maurice Gallagher (but excluding Allegiant or its other affiliates).
On the public side of Goldman Sachs’ informational wall, which we refer to as the Public Side, and in the ordinary course of its various business activities, Goldman Sachs Affiliated Entities may also own equity securities in the Relevant Entities, and/or their respective affiliates arising from engaging in market making, trade execution, clearing, custody, margin lending and other similar financing transactions, securities lending, and related activities (including by acting as agent for third parties executing their transactions or as principal supplying liquidity to market participants, and any related hedging, other risk management or inventory management) (collectively, “Market Making Activities”), which positions change frequently. Regulatory, informational and operational barriers separate the Public Side from Goldman Sachs Investment Banking.
For purposes of this section of this joint proxy statement/prospectus, (x) Goldman Sachs relied on its books and records to (i) unless otherwise indicated, calculate all amounts and (ii) determine whether an entity is an affiliate, portfolio company, subsidiary or majority-owned subsidiary of another entity, and (y) the following terms have the definitions set forth below:
GS Principal Investments (including any associated commitments) are (i) direct balance sheet investments in equity interests or equity securities held by Goldman Sachs Affiliated Entities for its own account or (ii) direct investments in equity interests held by a fund managed by a Goldman Sachs Affiliated Entity which fund is primarily for the benefit of Goldman Sachs Affiliated Entities and/or its current and former employees and not third party clients. GS Principal Investments do not include equity interests arising from Market Making Activities, equity derivatives, convertible debt instruments, or warrants or equity kickers received in connection with senior secured loans, mezzanine loans, warehouse loans, preferred equity with a fixed rate of return or other similar types of financing transactions (which may also be subject to hedging or other risk-mitigating instruments). GS Principal Investments also do not include investments by funds managed by Goldman Sachs Affiliated Entities which funds are almost entirely for the benefit of third party clients, which we refer to as GS Client Funds, which funds can co-invest alongside, and/or make Investments in, the Relevant Entities or their respective Related Entities. As investment managers for GS Client Funds, Goldman Sachs Affiliated Entities are required to fulfill a fiduciary responsibility to GS Client Funds in making decisions to purchase, sell, hold or vote on, or take any other action with respect to, any financial instrument.
Related Entities are, as applicable, a person or entity’s subsidiaries, affiliates, portfolio companies and/or funds managed thereby.
The Sun Country board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed transactions. Pursuant to a letter agreement dated December 7, 2025, Sun Country engaged Goldman Sachs to act as its financial advisor in connection with the proposed transactions. The engagement letter between Sun Country and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $22.6 million, $2 million of which became payable at announcement of the proposed transactions, and

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the remainder of which is contingent upon consummation of the proposed transactions. In addition, Sun Country has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.
Governance of Allegiant After the Proposed Transactions
Immediately following the second effective time, the Allegiant board will take all actions necessary (i) to increase the size of the Allegiant board, as of immediately after the second effective time, by three members (including by amending the Allegiant bylaws to permit such increase) and (ii) to cause three individuals selected by Sun Country in writing no less than 15 business days prior to the closing, one of which will be Jude Bricker and the other two of which will be directors serving on the Sun Country board immediately prior to the first effective time, to be appointed as members of the Allegiant board. The Sun Country director nominees (other than Jude Bricker) must, among other things, be (i) independent of the combined company under the applicable rules of Nasdaq, as determined by the Allegiant board and its nominating and governance committee, acting reasonably and in good faith, and (ii) reasonably acceptable to the nominating and governance committee of the Allegiant board.
Interests of Directors and Executive Officers in the Proposed Transactions
Interests of Allegiant Directors and Executive Officers in the Proposed Transactions
Allegiant stockholders should be aware that Allegiant’s directors and executive officers have interests in the proposed transactions that may be different from, or in addition to, those of Allegiant stockholders generally. The Allegiant board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that the Allegiant stockholders vote “FOR” the share issuance proposal. See “The Proposed Transactions-Allegiant Reasons for the Proposed Transactions; Recommendation of the Allegiant Board of Directors” beginning on page 63.
These interests include the following:
•	the members of the Allegiant board will remain on the Allegiant board;
•	Maurice J. Gallagher, Jr., the Chairman of the Allegiant board will remain as the Chairman of the Allegiant board; and
•	the executive officers of Allegiant will remain the executive officers of the combined company.
None of Allegiant’s directors or executive officers are party to or participates in any plan, program, or arrangement that provides such director or executive officer with any kind of compensation that is based on or otherwise related to the closing.
The information set forth above in this section is intended to comply with Item 402(t) of Regulation S-K under the Securities Act as it relates to the disclosure of certain information about compensation for Allegiant’s named executive officers that is based on or otherwise relates to the closing.
Interests of Sun Country Directors and Executive Officers in the Proposed Transactions
In considering the recommendation of the Sun Country board to vote to approve the merger agreement proposal, holders of Sun Country common stock should be aware that the directors and executive officers of Sun Country may have interests in the merger that are different from, or in addition to, the interests of holders of Sun Country common stock generally and that may create potential conflicts of interest. The Sun Country board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement, and in recommending to holders of Sun Country common stock that they vote to approve the merger agreement proposal.
These interests are described in more detail below, and certain of them are quantified in the narrative below, including compensation that may become payable in connection with the mergers to Sun Country’s named executive officers (which is the subject of a non-binding, advisory vote of Sun Country shareholders). For more information, please see “Sun Country Proposals—Proposal 2: The Merger-Related Compensation Proposal.” The mergers will constitute a “change in control” for purposes of the Sun Country executive compensation plans and agreements described below.
In accordance with SEC rules, this disclosure covers all individuals who served as executive officers and directors of Sun Country at any time since January 1, 2025.

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Accordingly, for purposes of this disclosure, Sun Country’s executive officers are:
•	Jude Bricker – President and Chief Executive Officer
•	D. Torque Zubeck – SVP, Chief Financial Officer
•	Stephen Coley – SVP, Chief Operating Officer
•	Erin Rose Neale – SVP, Chief Legal Officer and Corporate Secretary
•	Colton M. Snow – SVP, Chief Commercial Officer
•	Dave Davis – Former President and Chief Financial Officer
•	Bill Trousdale – Former SVP and Interim Chief Financial Officer
•	Gregory Mays – Former EVP, Chief Operating Officer
•	Grant Whitney – Former SVP and Chief Revenue Officer
For purposes of this disclosure, Sun Country’s non-employee directors are:
•	Marion Blakey
•	Thomas C. Kennedy
•	Patrick O’Keeffe
•	Gail Peterson
•	Kerry Philipovitch
•	Wendy Schoppert
•	Jennifer Vogel
Certain Assumptions
Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:
•	the closing will occur on February 17, 2026 (which is the assumed date of the closing solely for purposes of the disclosure in this section);
•
each of Sun Country’s executive officers will experience a termination without “cause” or for “good reason” under his or her employment agreement/employment letter and equity award agreements upon closing;

•
the relevant price per share of Sun Country common stock is $17.39 (the average closing market price of Sun Country common stock over the first five (5) business days following the public announcement of the merger on January 11, 2026); and

•	no additional equity awards will be made to executive officers following the date hereof.
The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described above, and do not reflect certain compensation actions that may occur before the closing.
Treatment of Outstanding Equity Awards
Sun Country Stock Options
Except as described below, upon the closing and without any action on the part of the holders thereof, each outstanding Sun Country option that is outstanding immediately prior to the closing will be automatically converted into an option to purchase (with the exercise price adjusted in accordance with the merger agreement), with substantially the same terms and conditions applicable to such Sun Country option immediately prior to the closing (including, without limitation, any “double trigger” vesting provisions), a number of shares of Allegiant common stock (rounded down to the nearest whole share) equal to (i) the number of shares of Sun Country common stock subject to such Sun Country option, multiplied by (ii) the quotient obtained by dividing the merger consideration closing value by the measurement price.

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If such Sun Country option is held by a former employee or a non-employee director or other service provider, in lieu of the foregoing, upon the closing and without any action on the part of the holders thereof, each such Sun Country option will become fully vested (to the extent not yet vested) and converted into the right to receive for each share of Sun Country common stock subject to such Sun Country option, the same form of consideration payable to holders of Sun Country common stock, net of the underlying exercise price per share. As of the date hereof, all Sun Country options held by our executive officers are fully vested and no Sun Country non-employee director holds Sun Country options.
Sun Country RSUs
Except as described below, upon the closing and without any action on the part of the holders thereof, each outstanding Sun Country RSU that is outstanding immediately prior to the closing will be automatically converted into an Allegiant restricted stock unit award, with substantially the same terms and conditions applicable to such Sun Country RSU immediately prior to the closing (including, without limitation, any “double trigger” vesting provisions). Such number of shares of Allegiant common stock underlying the converted award will be determined by dividing (i) the product of (A) the number of shares of Sun Country common stock underlying the corresponding Sun Country RSU as of immediately prior to the closing and (B) the merger consideration closing value, by (ii) the measurement price, rounded down to the nearest whole share.
If such Sun Country RSU is held by a former employee or a non-employee director or other service provider, in lieu of the foregoing, upon the closing and without any action on the part of the holders thereof, each such Sun Country RSU will become fully vested (to the extent not yet vested) and converted into the right to receive for each share of Sun Country common stock subject to such Sun Country RSU, the same form of consideration payable to holders of Sun Country common stock.
Based on the assumptions described above under “—Certain Assumptions”, the estimated aggregate value that each of Sun Country’s executive officers and non-employee directors would receive in respect of such Sun Country RSUs based on the average closing price of one share of Sun Country common stock over the first five business days following the public announcement of the mergers would be as follows:

Name	Number of Shares Subject to Sun Country RSUs	Value of Shares Subject to Sun Country RSUs
Executive Officers:
Jude Bricker	104,858	$1,823,481
D. Torque Zubeck	80,048	$1,392,035
Stephen Coley	41,444	$720,711
Erin Rose Neale	30,546	$531,195
Colton M. Snow	26,856	$467,026
Dave Davis	—	—
Bill Trousdale	—	—
Gregory Mays	—	—
Grant Whitney	—	—
Non-Employee Directors:
Marion Blakey	10,390	$180,682
Patrick O’Keeffe	10,390	$180,682
Thomas C. Kennedy	10,390	$180,682
Gail Peterson	10,390	$180,682
Kerry Philipovitch	10,390	$180,682
Wendy Schoppert	7,040	$122,426
Jennifer Vogel	14,719	$255,963

Sun Country PRSUs
Except as described below, upon the closing and without any action on the part of the holders thereof, each outstanding Sun Country PRSU that is outstanding immediately prior to the closing will be automatically converted into an Allegiant time-vesting restricted stock unit award, with substantially the same terms and conditions applicable to such Sun Country PRSU immediately prior to the closing (including, without limitation, any “double trigger” vesting

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provisions but not including any performance-vesting conditions). There will no longer be any performance-based vesting conditions, and the converted award will remain eligible to vest on the last day of the applicable performance period (as set forth in the applicable award agreement). Such number of shares of Allegiant common stock underlying the converted award will be determined by dividing (i) the product of (A) the number of shares of Sun Country common stock underlying the corresponding Sun Country PRSU as of immediately prior to the closing (which shall be deemed to be equal to 125% of the “target” number of Sun Country PRSUs granted) and (B) the merger consideration closing value, by (ii) the measurement price, rounded down to the nearest whole share. If such Sun Country PRSU is held by a former employee or a non-employee director or other service provider, in lieu of the foregoing, upon the closing and without any action on the part of the holders thereof, each such Sun Country PRSU will become fully vested (to the extent not yet vested) and converted into the right to receive for each share of Sun Country common stock subject to such Sun Country PRSU (which shall be deemed to be equal to 125% of the “target” number of Sun Country PRSUs granted), the same form of consideration payable to holders of Sun Country common stock. As of the date hereof, no Sun Country non-employee director holds Sun Country PRSUs. Based on the assumptions described above under “—Certain Assumptions”, the estimated aggregate value that each of our executive officers would receive in respect of such Sun Country PRSUs based on the average closing price of one share of Sun Country common stock over the first five business days following the public announcement of the mergers would be as follows:

Name	Number of Shares Subject to Sun Country PRSUs	Value of Shares Subject to Sun Country PRSUs
Jude Bricker	294,914	$5,128,550
D. Torque Zubeck	15,098	$262,546
Stephen Coley	27,535	$478,834
Erin Rose Neale	36,720	$638,561
Colton M. Snow	32,291	$561,545
Dave Davis	—	—
Bill Trousdale	—	—
Gregory Mays	—	—
Grant Whitney	—	—

Double Trigger Vesting
As described in further detail below, certain executive officers are parties to employment agreements or executive employment letters that contain “double trigger” vesting provisions pursuant to which their time-vesting Sun Country RSUs are to accelerate if their employment is terminated without “cause” or for “good reason” within 24 months following a change in control of Sun Country. For any executive officers or other employees who are not party to any such agreements, Sun Country’s Compensation Committee previously approved accelerated vesting if such employee is terminated without “cause” within 24 months following the closing. All Sun Country PRSUs also contain “double trigger” vesting protections, which provide that if there is a change in control of Sun Country and the executive officer’s employment is terminated without “cause” or for “good reason” prior to the date on which Sun Country’s compensation committee determines the level of performance achieved (which we refer to as the vesting date), all such Sun Country PRSUs are to accelerate vesting, subject to the grantee’s timely execution and non-revocation of a general release of claims in favor of Sun Country. In addition, where applicable, the receipt and retention of such accelerated equity benefits may be subject to the executive officer’s continued compliance with restrictive covenant obligations contained in the applicable employment agreement, employment letter, release, or equity award agreement. See “—Current Employment Arrangements” for a description of the restrictive covenants applicable to the Company’s executive officers, including duration and provisions regarding breach and cure. In each case, these “double trigger” vesting protections will continue to apply to the Sun Country equity awards that are assumed and converted into Allegiant equity awards at the closing.
Current Employment Arrangements
Each of Messrs. Bricker, Coley, Snow, Whitney and Zubeck and Ms. Neale is party to either an employment agreement or executive employment letter or separation agreement (in the case of Mr. Whitney) that provides for certain payments and benefits upon a qualifying termination of employment as described in further detail below. Each of Messrs. Davis and Mays were previously parties to employment agreements but upon their voluntary resignation from their respective positions, they were no longer entitled to any severance benefits or payments as outlined in their respective employment agreements other than any of the Accrued Obligations or vested benefits.

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In addition, the receipt of severance payments and certain other benefits described below is generally conditioned on the applicable executive’s execution and non revocation of a release of claims and continued compliance with restrictive covenant obligations. With respect to Mr. Bricker, these restrictive covenants include non competition for 12 months following termination, non solicitation and non hire for 12 months following termination, confidentiality for three years following termination, and non disparagement in perpetuity.
With respect to Messrs. Coley, Snow and Zubeck and Ms. Neale, the Sun Country’s customary release required as a condition to severance includes a 12 month non solicitation and non hire covenant and nondisclosure, nondisparagement, and intellectual property protection covenants in the Company’s standard form.
Jude Bricker’s Current Employment Agreement and Health Care Side Letter
Pursuant to Mr. Bricker’s employment agreement, upon a termination of employment by Sun Country without cause or a resignation for good reason (each of which we refer to as a qualifying termination), or upon Sun Country’s non-renewal of the initial four-year employment term, Mr. Bricker would be entitled to: (i) any earned but unpaid amounts and vested benefits, and (ii) a severance payment equal to 1.5 times the sum of his base salary plus his target annual bonus, payable over 12 months (which we refer to as the Bricker severance benefits). Mr. Bricker may also become entitled to receive the health care benefits set forth in his side letter agreement with Sun Country, as described in more detail below (which we refer to as the health care side letter).
The Bricker severance benefits are conditioned upon Mr. Bricker’s execution of a general release of claims and compliance with restrictive covenant obligations, including non competition during employment and for 12 months thereafter, non solicitation and non hire for 12 months thereafter, non disclosure of confidential information for three years following termination, and non disparagement in perpetuity. Under Mr. Bricker’s employment agreement, severance payments are subject to his continued compliance with covenants in the agreement, and the 12-month severance installments end early upon a covenant breach following written notice and a 10 business day cure period.
Mr. Bricker’s employment agreement also provides in the event that the payment of the Bricker severance benefits (together with any other payments or benefits) would result in Mr. Bricker being subject to the excise tax imposed on certain “golden parachute” arrangements under Sections 280G and 4999 of the Code, the employment agreement provides that such payments and benefits will be reduced to the largest amount which can be paid without the imposition of such excise tax, but only if such reduction would result in Mr. Bricker retaining a larger after-tax benefit than if he had received all payments and been subject to the excise tax. Under the terms of Mr. Bricker’s employment agreement, Mr. Bricker is also vested for life in travel benefits under the Sun Country Air Travel Plan, which provide for an annual credit of $20,000, which Mr. Bricker may use for personal travel on Sun Country’s (or following the closing of the mergers, Allegiant’s) flights for himself and certain qualifying friends and family. Each one way flight taken is valued at $75 and is deducted from Mr. Bricker’s annual dollar credit amount.
Mr. Bricker is also party to a side letter agreement, which provides for certain post-termination health care benefits (which we refer to as the post termination healthcare benefits). Specifically, if Mr. Bricker’s employment is terminated for any reason other than cause (as defined in his employment agreement), he shall be eligible to receive COBRA continuation medical coverage for himself and his spouse and eligible dependents until the earlier of Mr. Bricker (i) becoming eligible for coverage under another employer’s benefit plans or (ii) becoming eligible for Medicare. The cost of such coverage will be paid by Sun Country and reported as taxable income on an annual basis. Mr. Bricker will also receive an additional amount of compensation so that such COBRA coverage will be on a tax-free basis. If Sun Country determines that it would not be legally permitted to continue Mr. Bricker’s COBRA coverage under Sun Country’s medical plans, Sun Country shall, to the extent permitted by law, provide Mr. Bricker with an amount of compensation on an annual basis (on an after-tax basis) to enable Mr. Bricker to purchase a fully-insured insurance medical coverage policy for himself, his spouse and eligible dependents (provided that such additional compensation will no longer be provided on the date the executive becomes eligible for coverage under another employer’s group health plan or Medicare).
See “Quantification of Potential Payments and Benefits to Sun Country’s Named Executive Officers in Connection with the Mergers” beginning on page 100 of this joint proxy statement/prospectus for the amount Mr. Bricker could be eligible to receive in respect of the Bricker severance benefits and the post termination healthcare benefits.
Current Executive Employment Letters
Each of Messrs. Coley, Snow and Zubeck and Ms. Neale is party to executive employment letters with Sun Country (each we refer to as an employment letter) which provide that upon a termination of employment by Sun Country

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without cause or resignation by the executive officer for Good Reason, in each case, on or within 24 months following a change in control (each we refer to as a CIC qualifying termination), these executive officers would be entitled to the following benefits, subject to their timely execution and non-revocation of a general waiver and release of claims agreements in Sun Country’s customary form and the executive officer’s continued compliance with the restrictive covenants set forth therein: (i) his or her earned but unpaid amounts and vested benefits, (ii) continued payment of his or her base salary until the earlier of the 18-month anniversary of the termination date or the first date that the executive violates any of his or her applicable restrictive covenants, (iii) payment of a pro-rated portion of his or her annual bonus for the year in which the termination occurs based on actual performance measured through the termination date and payable on or around the later of the first pay period following Sun Country’s determination of the performance level achieved and the date the release becomes effective and non-revocable; provided, that if such termination occurs on the Closing, such amount will be based on the “greater of” target or such actual performance, per the terms of the merger agreement, (iv) payment of his or her annual bonus for the year in which the termination occurs equal to 150% of the greater of target or actual performance through the termination date and payable on or around the later of the first pay period following Sun Country’s determination of the performance level achieved and the date the release becomes effective and non-revocable, and (v) if elected by the executive officer, continued coverage under COBRA for the executive officer and his or her spouse and eligible dependents with the employer portion of the premiums subsidized by Sun Country until the earlier of the 12-month anniversary of the termination date or the first date that the executive officer becomes eligible for coverage under another employer’s benefit plans. Each of these employment letters provides that the release agreement is in the Company’s customary form and includes a 12-month non-solicitation and non-hire covenant and a nondisclosure, nondisparagement, and intellectual property protection covenant. In addition, the salary continuation component of the severance payments under these employment letters ends early upon a covenant breach following written notice and a 10 business day cure period.
Each of these employment letters also provides in the event that any payments or benefits the executive officer would be eligible to receive from Sun Country or otherwise would constitute a “parachute payment” within the meaning of Section 280G of the Code and would result in the executive officer being subject to the excise tax imposed on certain “golden parachute” arrangements under Sections 280G and 4999 of the Code, the employment letters provide that such payments and benefits will be reduced to the largest amount which can be paid without the imposition of such excise tax, but only if such reduction would result in the executive officer retaining a larger after-tax benefit than if he or she had received all payments and been subject to the excise tax.
Additionally, each of the employment letters provide that upon the earlier to occur of (x) the executive officer reaching five years of service with Sun Country or (y) the consummation of certain change in control transaction(s), such as the mergers, their travel benefits under Sun Country’s Universal Air Travel Plan, which provide for an annual credit of $10,000 that they may use for personal travel on Sun Country’s (or following the closing of the mergers, Allegiant’s) flights for themselves and certain qualifying friends and family, which are valued at $75 for each one-way flight taken and deducted from the annual credit amount applicable to each of them, will vest and become non-forfeitable for the executive officer’s lifetime.
Grant Whitney Separation Agreement
Mr. Whitney terminated employment on October 20, 2025 (not in connection with the mergers) and as consideration for his timely execution and non-revocation of the Confidential Separation and Release Agreement with Sun Country and continued compliance with the restrictive covenants set forth therein he is eligible to receive: (i) the Accrued Obligations, (ii) continued payment of his annual base salary in installments until the earlier of October 20, 2026 or the first date that the executive violates any restrictive covenants applicable to him and he receives written notice of such violation and does not cure such violation within 10 business days, (iii) payment of a pro-rated portion of his annual bonus for 2025 based on actual performance for the portion of the year Mr. Whitney was employed by Sun Country during the year, to be paid at or around the same time and in the same manner as such bonus is paid to other executives of Sun Country and (iv) continued coverage under Sun Country’s medical and dental plans as in effect on his separation date through COBRA through October 31, 2026 for Mr. Whitney and his eligible dependents at the same premium rates as if he were still an active employee of Sun Country (which we refer to as the Whitney severance benefits).
The Whitney severance benefits were not entered into in connection with the mergers and do not provide for any payments or benefits contingent upon, or otherwise relating to, completion of the mergers.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Annual Incentive Payments
Pursuant to the terms of the merger agreement each bonus-eligible employee who remains employed through the closing, including each executive officer, will be eligible to receive a prorated bonus for the portion of Sun Country’s fiscal year that elapsed prior to the closing date, with applicable performance goals deemed achieved at the greater of target or actual performance measured through the closing. Each prorated bonus will be paid on or prior to the next regularly scheduled payroll date in the ordinary course but in any event within 30 days following the closing.
See “Quantification of Potential Payments and Benefits to Sun Country’s Named Executive Officers in Connection with the Mergers” beginning on page 100 of this joint proxy statement/prospectus for the estimated amount of the prorated bonus payment that each of Sun Country’s named executive officers would receive under the terms of the merger agreement. Based on the assumptions described above under “—Certain Assumptions” and, for illustrative purposes, assuming that the applicable performance goals are achieved at a level that results in payment of the applicable annual bonus opportunity for the fiscal year ending December 31, 2026 at target and pro-rated based on an assumed closing date of February 17, 2026, the estimated aggregate amount of the prorated bonus payments that Sun Country’s executive officers who are not named executive officers would receive under the terms of the merger agreement is $105,589.
Director Equity Awards for Fiscal Year 2026
In accordance with the terms of the accompanying disclosure schedules to the merger agreement, Sun Country may continue to make payments and grant Sun Country RSUs to its non-employee directors in accordance with Sun Country’s non-employee director compensation as disclosed in its proxy statement filed with the SEC on April 25, 2025.
New Management Arrangements
Following the closing, Jude Bricker is expected to join the combined company’s board of directors as a non-employee director and will also serve as Special Advisor to the Allegiant chief executive officer to help ensure a smooth and successful integration. Mr. Bricker will be eligible to receive compensation from Allegiant in respect of his service on the board of directors in accordance with the non-employee director compensation policy then in effect. However, as of the date of this joint proxy statement/prospectus, no Sun Country executive officer has entered into any agreement with Sun Country or Allegiant regarding employment after the closing, although it is possible that Sun Country or Allegiant may enter into new employment or other arrangements with executive officers in the future.
Indemnification and Insurance
Pursuant to the terms of the merger agreement, from and after the closing, Allegiant will indemnify certain persons, including Sun Country’s directors and executive officers. In addition, for a period of six years from the closing date, Allegiant will maintain insurance policies for the benefit of certain persons, including Sun Country’s directors and executive officers. For additional information, see “The Merger Agreement-Covenants and Agreements—Indemnification and Insurance” beginning on page 127 of this joint proxy statement/prospectus.
Quantification of Potential Payments and Benefits to Sun Country’s Named Executive Officers in Connection with the Mergers
The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of Sun Country that is based on, or otherwise relates to, the mergers. For purposes of this disclosure, our named executive officers consist of: (i) Jude Bricker, (ii) Dave Davis, (iii) Gregory Mays, (iv) Erin Rose Neale and (v) Grant Whitney. For additional details regarding the terms of the payments and benefits, see “—Interests of Sun Country’s Directors and Executive Officers in the mergers”.
The amounts shown in the table below are estimates of the payments and benefits (on a pre-tax basis) that each of the Sun Country named executive officers would receive based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described above under “—Certain Assumptions” and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the mergers.
The amounts in the table do not include amounts that Sun Country’s named executive officers were already vested in as of February 17, 2026. In addition, these amounts do not attempt to forecast any additional equity award grants or

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
issuances or forfeitures that may occur prior to the completion of the mergers. As a result of the aforementioned assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.
Receipt of certain of these amounts is subject to material conditions, including execution and non revocation of a release of claims and continued compliance with applicable restrictive covenant obligations, including the duration of such obligations.

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Jude Bricker	$2,350,685	$6,952,031	$29,458	$9,332,174
Dave Davis	—	—	—	—
Gregory Mays	—	—	—	—
Erin Rose Neale	$872,692	$1,169,756	$38,589	$2,081,037
Grant Whitney	—	—	—	—

(1)
Dave Davis, Former President, Chief Financial Officer and Member of the Sun Country Board, Gregory Mays, Former Chief Operating Officer and Grant Whitney, Former SVP and Chief Revenue Officer terminated employment with Sun Country on April 16, 2025, April 17, 2025 and October 20, 2025, respectively, are also named executive officers for purposes of this disclosure but are not entitled to receive any compensation in connection with the mergers.

(2)
Cash. The amounts shown in this column represent the aggregate cash amounts that each named executive officer (other than Messrs. Davis, Mays and Whitney) would be eligible to receive as described below. The cash severance amount payable to each named executive officer (other than Messrs. Davis, Mays and Whitney) upon a qualifying termination of employment (assuming such termination of employment occurs on or during the 24-month anniversary of the closing in the case of Ms. Neale) was determined based on the sum of (i) 1.50 times the named executive officer’s base salary and (ii) 150% of the named executive officer’s target annual bonus opportunity. Such cash severance amounts are “double trigger” and are payable only upon a qualifying termination of employment following the closing, and are conditioned on the named executive officer’s execution and non-revocation of a release of claims and continued compliance with applicable restrictive covenant obligations. Mr. Whitney terminated employment on October 20, 2025 pursuant to a separation agreement that was not entered into in connection with the mergers and does not provide for any payments or benefits contingent upon, or otherwise relating to, the closing of the mergers. Accordingly, no amounts are included for Mr. Whitney in this column. For further information, see “—Current Employment Arrangements.” In addition, the amounts shown in this column include the prorated 2026 annual bonus that could become payable pursuant to the terms of the merger agreement based on the “greater of” target or actual performance, which for purposes of this disclosure, such amounts are estimated based on the most recent estimated level of performance used for purposes of determining Sun Country’s bonus accrual in respect of its financial reporting and, for illustrative purposes, are assumed to equal the applicable annual bonus amount payable to each named executive officer (other than Messrs. Davis, Mays and Whitney) for the fiscal year ending December 31, 2026 at target and pro rated based on an assumed closing date of February 17, 2026. The prorated 2026 annual bonus payable to Mr. Bricker and Ms. Neale is “single trigger” because it is payable to each named executive officer (other than Messrs. Davis, Mays and Whitney) upon the closing of the mergers per the terms of the merger agreement; provided that, absent such provision, Ms. Neale would have been eligible to receive payment of the prorated 2026 annual bonus (payable at the same time such bonus would have otherwise been paid in 2026) if she experienced a qualifying termination of employment following the closing (and in which case, such bonus would have been a “double trigger” benefit). For illustrative purposes, we have assumed such pro rated annual bonus amounts would be paid following an assumed closing date of February 17, 2026. For further information, see “—Current Employment Arrangements” and “—Annual Incentive Payments.” Receipt and continued receipt of the cash severance and related payments described in this column are subject to the release and restrictive covenant conditions, including duration and provisions regarding breach and cure, described under “—Current Employment Arrangements.”

Name	Cash Severance ($)	Pro Rata Annual Bonus ($)	Total ($)
Jude Bricker	$2,193,750	$156,935	$2,350,685
Dave Davis	—	—	—
Gregory Mays	—	—	—
Erin Rose Neale	$828,750	$43,492	$872,692
Grant Whitney	—	—	—

(3)
Equity. The values in this column reflect the estimated value of accelerated vesting of unvested Sun Country RSUs and Sun Country PRSUs (with the number of Sun Country PRSUs deemed to be equal to 125% of the “target” number of Sun Country PRSUs granted) that would become vested only upon a qualifying termination of employment of the applicable named executive officer in connection with, or following, the mergers. For illustrative purposes, these amounts assume that such qualifying termination of employment occurred on the assumed closing date of February 17, 2026 and that each share subject to such equity award was valued at the average closing price of one share of Sun Country common stock over the first five business days following the public announcement of the mergers. This accelerated vesting is a “double trigger” benefit and therefore applies only if the applicable named executive officer’s employment is terminated by Sun Country without “cause” or by the named executive officer for “good reason” within twenty-four (24) months following a change in control. Messrs. Davis and Mays and Mr. Whitney are included as named executive officers for purposes of this disclosure but are not entitled to receive any equity-based compensation in connection with the mergers, and accordingly no amounts are shown for such individuals. For further details regarding the treatment of Sun Country equity awards in connection with the mergers, see “—Treatment of Outstanding Equity Awards”. Receipt of any

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
equity-based amounts described in this column is subject to execution and non-revocation of a release of claims and continued compliance with restrictive covenants, including duration and provisions regarding breach and cure, such conditions are described under “—Current Employment Arrangements.” The estimated values of such awards are shown in the following table:

Name	Sun Country RSUs ($)	Sun Country PRSUs ($)	Total ($)
Jude Bricker	$1,823,481	$5,128,550	$6,952,031
Dave Davis	—	—	—
Gregory Mays	—	—	—
Erin Rose Neale	$531,195	$638,561	$1,169,756
Grant Whitney	—	—	—

(4)
Perquisites/Benefits. The values in this column include the estimated cost of continued health coverage and travel benefits that are based on, or otherwise relate to, the mergers. Mr. Whitney terminated employment on October 20, 2025 pursuant to a separation agreement that was not entered into in connection with the mergers and does not provide for any payments or benefits contingent upon, or otherwise relating to, the closing of the mergers; accordingly, no amounts are included for Mr. Whitney in this column. Specifically, these values include (i) the employer paid portion of COBRA continuation coverage for medical, dental and vision (including the 2% administrative fee) for up to one year in the case of Ms. Neale, assuming an eligible termination of employment on or during the 24 month anniversary of the closing, and (ii) the employer paid portion of COBRA continuation coverage for medical, dental and vision (including the 2% administrative fee) for up to one year for Mr. Bricker and his eligible dependents for up to one-year as the actuarial valuation of continued coverage for Mr. Bricker until he becomes eligible for coverage under another employer’s benefit plans or he becomes eligible for Medicare in the event his employment is terminated for any reason other than cause, as set forth in the health care side letter, is not readily ascertainable. The continued health coverage benefits described in clauses (i) and (ii) are double trigger benefits to the extent they become payable only upon a qualifying termination of employment following the closing. In addition, this column includes the estimated cost of one year of travel benefits under the Sun Country Air Travel Plan for Ms. Neale whose travel benefits will vest for life in connection with the mergers. Mr. Bricker’s travel benefits are already fully vested and as such, no amounts were included in this column. The travel benefit vesting is a “single trigger” benefit because it vests upon the closing of the mergers without regard to a termination of employment. For further information, see “—Current Employment Arrangements.”

Tax Receivable Agreement
In connection with Sun Country’s initial public offering (“IPO”) in 2021, Sun Country entered into the tax receivable agreement with the TRA holders, including Mr. Bricker and Ms. Philipovitch. The tax receivable agreement generally provides for the payment by Sun Country to the TRA holders of 85% of the amount of cash savings, if any, in U.S. federal, foreign, state and local income tax that Sun Country and its subsidiaries actually realize (or are deemed to have realized in certain circumstances) for periods starting at least 12 months after the closing date of Sun Country’s IPO as a result of the utilization of tax attributes existing at the time of Sun Country’s IPO. Sun Country will retain the benefit of the remaining 15% of these cash savings. Under the terms of the tax receivable agreement, however, upon a change of control (as defined under the tax receivable agreement, which includes certain mergers and business transactions, including the first merger) the TRA holders will be entitled to an amount equal to the outstanding balance of the tax receivable agreement at the time of closing. It is currently estimated, based on an analysis conducted by Sun Country’s third-party tax advisors consistent with the terms of the tax receivable agreement, that TRA payments made to Mr. Bricker and his respective affiliates will be approximately $2.1 million, and TRA payments made to Ms. Philipovitch and her affiliates will be approximately $5,000.
The rights under the tax receivable agreement result in additional transaction costs, but also additional payment rights, and other considerations for Mr. Bricker and Ms. Philipovitch that differ in certain respects from other Sun Country stockholders.
Accounting Treatment of the Mergers
The unaudited pro forma condensed combined financial information was prepared on the basis that Allegiant, assuming receipt of the required regulatory approvals and closing, will account for the mergers as a purchase of Sun Country using the acquisition method pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations. Under the acquisition method, the assets and liabilities of Sun Country are recorded at their fair value at the closing. In addition, the total consideration, measured at the market price at the first effective time, is allocated to the tangible and intangible assets acquired and liabilities assumed. Fair value is defined in ASC 820, Fair Value Measurement, as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Many of these fair value measurements can be highly subjective, and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. Once required regulatory approvals are received and the closing has occurred, Allegiant will consolidate Sun Country prospectively.
The transaction accounting adjustments to the unaudited pro forma condensed combined financial information are preliminary and have been made solely for the purpose of presenting the pro forma financial statements, which are

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
necessary to comply with applicable disclosure and reporting requirements. The allocation of the estimated consideration is pending finalization of various estimates, inputs, and analyses. Since this unaudited pro forma condensed combined financial information was prepared based on preliminary estimates of consideration and fair values attributable to the purchase of Sun Country, the actual amounts eventually recorded for the purchase accounting, including the identifiable goodwill, may differ materially from the information presented.
Regulatory Approvals Required for the Closing
U.S. Antitrust Laws
The closing is subject to HSR Act clearance. Under the HSR Act, and the rules promulgated thereunder, certain transactions may not be consummated unless HSR Notification and Report Forms (which we refer to as HSR notifications) have been filed with the Antitrust Division of the DOJ (which we refer to as the Antitrust Division) and the FTC, and certain waiting period requirements have been satisfied. The initial waiting period is 30 days, but (i) this period may be shortened if the reviewing agency grants “early termination,” or (ii) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (which we refer to as a pull-and-refile), and/or (iii) it may be extended if the reviewing agency issues a request for additional information and documentary material (which we refer to as a second request), in which case the waiting period expires 30 days after the date when both parties have substantially complied with such request. The mergers are subject to such requirements. Allegiant and Sun Country filed a Premerger Notification and Report Form under the HSR Act with the Antitrust Division and the FTC in connection with the mergers on February 13, 2026. The Antitrust Division will assess the legality under the antitrust laws of the mergers. At any time before or after the closing, the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the mergers or seeking divestiture of the assets of Allegiant and/or Sun Country or their respective subsidiaries. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. Allegiant and Sun Country do not believe that the closing will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the mergers on antitrust grounds will not be made, or, if such a challenge is made, what the result would be.
Other Regulatory Approvals
In addition to HSR Act clearance, the closing is also subject to all approvals and authorizations required to be obtained from the DOT, the FAA, and the DHS, including the TSA, in connection with the closing.
Exchange of Sun Country Common Stock for Merger Consideration
At or immediately prior to the first effective time, Allegiant will deposit with an exchange agent selected by Allegiant reasonably acceptable to Sun Country (i) the aggregate number of shares of Allegiant common shares to which holders of Sun Country common stock will be entitled at the first effective time (excluding any fractional share consideration) and (ii) the aggregate amount of cash to which holders of Sun Country common stock will be entitled at the first effective time.
As promptly as practicable after the first effective time (and in any event, within three business days after the first effective time), the exchange agent will mail to each holder of record of a certificate or certificates representing Sun Country common stock, which Sun Country common stock were converted into the right to receive the merger consideration at the first effective time, a letter of transmittal and instructions for surrendering such certificates in exchange for payment of the merger consideration. Each holder of a certificate or certificates representing Sun Country common stock that has been converted into the right to receive the merger consideration will, upon surrender thereof to the exchange agent, together with a properly completed letter of transmittal, be entitled to receive (i) cash in an amount equal to the per-share cash consideration, multiplied by the number of shares of Sun Country common stock previously represented by such certificate, (ii) the number of shares of Allegiant common stock (which will be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive for the shares of Sun Country common stock represented by such certificate (after taking into account all other certificates surrendered by such holder), (iii) any dividends or other distributions payable to such holder, and (iv) any cash in lieu of fractional shares of Allegiant common stock payable to such holder. The certificates so surrendered will be cancelled.
Any holder of non-certificated shares of Sun Country common stock represented by book-entry will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent to receive the merger consideration.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Instead, each registered holder of one or more book-entry shares of Sun Country common stock will automatically upon the first effective time be entitled to receive (i) cash in an amount equal to the per-share cash consideration, multiplied by the number of shares of Sun Country common stock previously represented by such shares of Sun Country common stock represented by book-entry, (ii) the number of shares of Allegiant common stock (which will be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares of Allegiant common stock that such holder has the right to receive for such shares of Sun Country common stock represented by book-entry, (iii) any dividends or distributions payable to such holder, and (iv) any cash in lieu of fractional shares of Allegiant common stock payable to such holder.
No dividends or distributions, if any, with respect to Allegiant common stock with a record date after the first effective time will be paid to the holder of any unsurrendered shares of Sun Country common stock to be converted into shares of Allegiant common stock until such holder has surrendered their shares to the exchange agent in accordance with the merger agreement. After such surrender, there shall be paid to the holder thereof, without interest, (i) by the exchange agent at the time of delivery of the per-share merger consideration to such holder, the amount of dividends or other distributions with a record date after the first effective time theretofore paid with respect to such shares of Allegiant common stock to which such holder is entitled to receive and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the first effective time but prior to the time of such delivery of the per-share merger consideration by the exchange agent, and a payment date subsequent to the time of such delivery of the per-share merger consideration by the exchange agent.
No interest will be paid or accrue on the cash payable for the benefit of the holders of certificated or book-entry shares. The merger consideration will be subject to deduction for any required withholding taxes.
If any certificate representing Sun Country common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration with respect to each share of Sun Country common stock formerly represented by such certificate upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Allegiant, a customary indemnity against any claim that may be made against Allegiant, Merger Subs, the surviving corporation or the exchange agent with respect to such certificate and, if required by Allegiant or the exchange agent, the posting by such person of a bond as indemnity against any claim that may be made against Allegiant, Merger Subs, the surviving corporation or the exchange agent with respect to such certificate.
No fraction of a share of Allegiant common stock will be issued by virtue of the first merger. Instead, the exchange agent, acting as agent for the holders of Sun Country common stock that otherwise would be entitled to receive fractional shares of Allegiant common stock as merger consideration, will aggregate all fractional shares of Allegiant common stock that would otherwise have been payable and cause them to be sold on Nasdaq at then-prevailing prices, and each holder of Sun Country common stock that otherwise would have been entitled to receive a fraction of a share of Allegiant common stock will, in lieu thereof, be entitled to receive from the proceeds from such sales by the exchange agent, rounded down to the nearest whole cent and without interest, an amount equal to such holder’s proportionate interest in the proceeds of such sales. As soon as reasonably practicable after the determination of the amount of cash, if any, to be paid to holders of Sun Country common stock in lieu of any fractional share interests in Allegiant common stock, the exchange agent shall make available such amounts, without interest, to the holders of converted shares of Sun Country common stock entitled to receive such cash.
Tax Receivable Agreement
In connection with Sun Country’s IPO in 2021, Sun Country entered into the tax receivable agreement with the TRA holders, including Mr. Bricker and Ms. Philipovitch. The tax receivable agreement generally provides for the payment by Sun Country to the TRA holders of 85% of the amount of cash savings, if any, in U.S. federal, foreign, state and local income tax that Sun Country and its subsidiaries actually realize (or are deemed to have realized in certain circumstances) for periods starting at least 12 months after the closing date of Sun Country’s IPO as a result of the utilization of tax attributes existing at the time of Sun Country’s IPO. Sun Country will retain the benefit of the remaining 15% of these cash savings. Under the terms of the tax receivable agreement, however, a change of control (as defined under the tax receivable agreement, which includes certain mergers and business transactions, including the first merger) will result in a payment by Sun Country equal to the present value of future payments under the tax receivable agreement, which payment will be calculated based on certain assumptions, including those relating to Sun Country’s and its subsidiaries’ future taxable income. It is currently estimated, based on an analysis conducted by Sun Country’s third-party tax advisors consistent with the terms of the tax receivable agreement, that TRA payments made to Mr. Bricker and his respective affiliates will be approximately $2.1 million, and TRA payments made to Ms. Philipovitch and her affiliates will be approximately $5,000.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Treatment of Sun Country’s Existing Debt; Financing
There is no financing condition to the proposed transactions.
In connection with the proposed transactions, the parties intend to repay in full and terminate Sun Country’s existing revolving credit facility.
Subject to the limitations set forth in the merger agreement, Sun Country has agreed to, and to cause its subsidiaries to, use commercially reasonable efforts to provide customary cooperation in connection with the arrangement and consummation by Allegiant of any debt financing or refinancing transaction to be entered into (i) in connection with the proposed transactions or (ii) otherwise to the extent information related to Sun Country and its subsidiaries is reasonably required by a financing source in connection therewith.
Appraisal Rights or Dissenters’ Rights
Under Nevada law, Allegiant stockholders will not be entitled to any appraisal rights in connection with the first merger, the second merger, or any other proposed transaction.
Under the DGCL, Sun Country stockholders have the right to dissent from the first merger and to receive payment in cash for the fair value of their shares of Sun Country common stock as determined by the Court of Chancery, together with interest, if any, as determined by the Court, in lieu of the consideration that Sun Country stockholders would otherwise be entitled to pursuant to the merger agreement. These rights are known as appraisal rights. Sun Country stockholders electing to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL in order to perfect their rights. Strict compliance with the statutory procedures is required to perfect appraisal rights under Delaware law.
The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a stockholder in order to perfect appraisal rights in connection with the first merger. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Annex D to this registration statement and joint proxy statement/prospectus and is incorporated by reference herein in its entirety. Failure to precisely follow any of the statutory procedures set forth in Section 262 of the DGCL may result in the loss of appraisal rights. All references in this summary to a “stockholder” are to the record holder of shares of Sun Country common stock unless otherwise indicated.
Section 262 of the DGCL requires that, where a merger agreement is to be submitted for adoption at a meeting of stockholders, stockholders for whom appraisal rights are available be notified not less than 20 days before the stockholders meeting to vote on the merger agreement proposal in connection with which appraisal rights will be available. A copy of Section 262 of the DGCL must be included with such notice. This registration statement and joint proxy statement/prospectus constitutes our notice to Sun Country’s stockholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached hereto as Annex D. Any stockholder who wishes to consider exercising their appraisal rights should carefully review the text of Section 262 of the DGCL contained in Annex D to this registration statement and joint proxy statement/prospectus, since failure to timely and properly comply with the requirements of Section 262 of the DGCL will result in the loss of their appraisal rights under the DGCL.
Any stockholder wishing to exercise appraisal rights should consider consulting legal counsel before attempting to exercise such rights.
If a stockholder wishes to exercise appraisal rights with respect to their shares of Sun Country common stock, the stockholder must satisfy each of the following conditions:
•
The stockholder must deliver to us a written demand for appraisal of their shares before the vote with respect to the merger agreement proposal is taken. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the adoption and approval of the merger agreement and the proposed transactions. Voting against or failing to vote for the merger agreement proposal by itself does not constitute a demand for appraisal within the meaning of Section 262 of the DGCL. The demand must reasonably inform us of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares. A stockholder’s failure to make a written demand before the vote with respect to the merger agreement proposal is taken will constitute a waiver of appraisal rights.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
•
The stockholder must not vote in favor of, or consent in writing to, the merger agreement proposal. A vote in favor of the merger agreement proposal, by proxy submitted by mail, over the internet, by telephone or virtually during the special meeting, will cause the stockholder to lose their appraisal rights in respect of the shares so voted and will nullify any written demands for appraisal the stockholder previously submitted. A proxy which does not contain voting instructions will, unless revoked, be voted in favor of the merger agreement proposal. Therefore, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement proposal or abstain from voting on the merger agreement proposal.

•
The stockholder must continue to hold their shares of Sun Country common stock from the date of making the demand through the first effective time. Therefore, a stockholder who is the record holder of shares of Sun Country common stock on the date the written demand for appraisal is made but who thereafter transfers the shares before the first effective time will lose any right to appraisal with respect to such shares.

•	The stockholder must otherwise comply with the procedures set forth in Section 262 of the DGCL.
If a stockholder fails to comply with any of these conditions and the first merger is completed, that stockholder will be entitled to receive the merger consideration (without interest and subject to any required tax withholding) but will have no appraisal rights with respect to their shares of Sun Country common stock.
Only a holder of record of shares of Sun Country common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal in respect of shares of Sun Country common stock should be executed by or on behalf of the holder of record, fully and correctly, as his, her or its name appears on his, her or its stock certificates, and must state that such person intends thereby to demand appraisal of his, her or its shares of Sun Country common stock in connection with the first merger. If shares of Sun Country common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in that capacity, and if the shares of Sun Country common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal on behalf of a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, we will presume that the demand covers all shares held in the name of the record owner. If you hold your shares of Sun Country common stock in a brokerage account or in other nominee form and you wish to exercise appraisal rights, you should consult with your broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.
Beneficial owners of shares of Sun Country common stock held in “street name” who desire appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository. Any beneficial holder desiring appraisal who holds shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The beneficial holder of such shares should instruct such firm, bank or institution that the demand for appraisal be made by the record holder of the shares, which may be the nominee of a central security depository if the shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Sun Country of the identity of the holder(s) of record (which may be a nominee as described above) and of such holder’s intention to seek appraisal of such shares.
All written demands for appraisal pursuant to Section 262 of the DGCL should be addressed to Sun Country at Sun Country Airlines Holdings, Inc., Attn: Legal Department, 2005 Cargo Road, Minneapolis, Minnesota 55450, and must be delivered before the vote on the merger agreement is taken at the special meeting.
Within 10 days after the first effective time, the surviving corporation, must give written notice that the first merger has become effective to each stockholder who has complied with Section 262 of the DGCL, has properly delivered a written demand for appraisal and who did not vote in favor of the merger agreement proposal. At any time within 60 days after the first effective time, any stockholder who has demanded an appraisal, and who has not commenced an appraisal proceeding or joined that proceeding as a named party, has the right to withdraw such stockholder’s demand for appraisal and to accept the merger consideration (without interest and subject to any required tax withholding) specified

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
by the merger agreement for his, her or its shares of Sun Country common stock by delivering to the surviving corporation, a written withdrawal of the demand for appraisal. After this period, the stockholder may withdraw such demand for appraisal only with the written consent of the surviving corporation. Within 120 days after the first effective time, any stockholder who has complied with the requirements of Section 262 of the DGCL will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the merger agreement proposal and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. A person who is the beneficial owner of shares of Sun Country common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the corporation the statement described in the previous sentence. Such written statement will be mailed to the requesting stockholder within 10 days after such written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the first effective time, but not thereafter, either the surviving corporation, or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Court of Chancery demanding a determination of the fair value of the shares held by all stockholders entitled to appraisal. A person who is the beneficial owner of shares of Sun Country common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. Upon the filing of the petition by a stockholder, service of a copy of such petition shall be made upon the surviving corporation. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of shares who had previously demanded appraisal of their shares. The surviving corporation has no obligation to file such a petition in the event there are dissenting stockholders. There is no present intent on the part of Sun Country to file an appraisal petition, and stockholders seeking to exercise appraisal rights should not assume that Sun Country will file such a petition or that Sun Country will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.
If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, Sun Country will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Register in Chancery in which the petition was filed, a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. The Register in Chancery, if so ordered by the Court of Chancery, must give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving corporation and to the stockholders shown on the list at the addresses therein stated. The forms of the notices by mail and by publication must be approved by the Court of Chancery, and the costs thereof will be borne by the surviving corporation. At the hearing on such petition, the Court of Chancery will determine the stockholders who have complied with the requirements of Section 262 of the DGCL and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded appraisal for their shares and who hold stock represented by certificates to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; if any stockholder fails to comply with that direction, the Court of Chancery may dismiss the proceedings as to that stockholder. In addition, the Court of Chancery will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal or (ii) the value of the consideration provided in the first merger for such total number of shares exceeds $1 million.
After determination of the stockholders entitled to appraisal of their shares of Sun Country common stock, the Court of Chancery will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the first merger, together with interest, if any. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, and except as otherwise provided in Section 262 of the DGCL, interest from the first effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the first effective time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation, may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount paid and the fair value of the shares as determined by the Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. Upon application by the surviving corporation, or by any stockholder entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal before the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the

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surviving corporation, and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262 of the DGCL. When the fair value is determined, the Court of Chancery will direct the payment of such value, with interest thereon, if any, by the surviving corporation, to the stockholders entitled to receive the same, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to Sun Country of the certificates representing such stock.
In determining the fair value of the shares of Sun Country common stock and, if applicable, interest, the Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.”
The Delaware Supreme Court has stated that in making this determination of fair value, the court may consider market value, asset value, the negotiated transaction price, the unaffected stock price, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. The Delaware Supreme Court has recently indicated that absent deficiencies in the sale process the negotiated transaction price should be given “considerable weight” by the Court of Chancery in determining fair value. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
You should be aware that the fair value of your shares of Sun Country common stock as determined under Section 262 of the DGCL could be more than, the same as, or less than the value that you are entitled to receive under the terms of the merger agreement and that an opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL.
Moreover, we do not anticipate offering more than the per share merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Sun Country common stock is less than the per share merger consideration.
Costs of the appraisal proceeding may be imposed upon the surviving corporation, and the stockholders participating in the appraisal proceeding by the Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of an order, each party bears its own expenses. Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the first effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date before the first effective time. If no petition for appraisal is filed within 120 days after the first effective time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the first effective time or thereafter with the written approval of Sun Country, then the right of that stockholder to appraisal will cease. Once a petition for appraisal is filed, the appraisal proceeding in the Court of Chancery will not be dismissed as to any stockholder without the prior approval of the Court, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that the foregoing shall not affect the rights of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the merger consideration that such holder would have received (without interest and subject to any required tax withholding) pursuant to the merger agreement within 60 days after the first effective time.

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PURSUANT TO 17 CFR 200.83.
In view of the complexity of Section 262 of the DGCL, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.
Nasdaq Listing of Allegiant Common Stock; Delisting and Deregistration of Sun Country Common Stock
It is a condition to the closing that the shares of Allegiant common stock to be issued to Sun Country stockholders in the first merger be approved for listing on Nasdaq, subject to official notice of issuance. If the first merger is completed, Sun Country common stock will be delisted from Nasdaq and deregistered under the Exchange Act.
Expected Timing of the Closing
Allegiant and Sun Country currently expect the closing to occur in the second half of 2026, subject to the satisfaction or waiver of customary closing conditions, including (i) the approval of the merger agreement proposal by Sun Country stockholders, (ii) the approval of the share issuance proposal by Allegiant stockholders, (iii) the receipt of the required regulatory approvals, which include the antitrust related filings and clearance and the other regulatory approvals discussed above in “The Proposed Transactions—Regulatory Approvals Required for the Closing,” and (iv) the absence of any law, whether preliminary, temporary or permanent, which makes illegal, prohibits or otherwise prevents the completion of the proposed transactions.
However, Allegiant and Sun Country cannot predict the actual date on which the closing to occur because completion is subject to conditions beyond their control and it is possible that such conditions could result in the closing occurring earlier or later or not being completed at all. See “The Proposed Transactions—Regulatory Approvals Required for the Closing” beginning on page 103 and “The Merger Agreement—Conditions to Closing” beginning on page 113.
Material U.S. Federal Income Tax Consequences
The following is a general discussion of the material U.S. federal income tax consequences of the first merger and the second merger, taken together, generally applicable to U.S. holders (as defined below) that exchange their Sun Country common stock for the merger consideration in the first merger.
This discussion is based upon the Internal Revenue Code of 1986, as amended (which is referred to as the “Code”), U.S. Treasury regulations promulgated thereunder and judicial and administrative rulings and decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretation at any time, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions herein.
This discussion addresses only those U.S. holders that hold their Sun Country common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete description of all of the U.S. federal income tax consequences of the mergers and, in particular, does not address any tax consequences arising under the “Medicare” contribution tax on net investment income, the alternative minimum tax, the special accounting rules in Section 451(b) of the Code or the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith), nor does it address any tax consequences arising under the laws of any state, local, or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder in light of its individual circumstances or that may be applicable to a U.S. holder if it is subject to special treatment under the U.S. federal income tax laws, including, without limitation:
•	a bank or other financial institution;
•	a tax-exempt organization, governmental agency, instrumentality or other governmental organization or pension fund;
•	a real estate investment trust or real estate mortgage investment conduit;
•	a partnership, S corporation, or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);
•	an insurance company;
•	a regulated investment company or a mutual fund;
•	a dealer or broker in stocks and securities, commodities or currencies;

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•	a trader in securities subject to mark-to-market treatment;
•	a person that received Sun Country common stock through the exercise of an employee stock option, through a tax qualified retirement plan, or otherwise as compensation;
•	a person that has a functional currency other than the U.S. dollar;
•
a person who, actually or constructively, owns or has owned 5% or more of Sun Country common stock by vote or value or will own 5% or more of Allegiant common stock by vote or value pursuant to the mergers;

•	a person who, actually or constructively, owns any Allegiant common stock prior to the first merger;
•	a person that holds Sun Country common stock as part of a hedge, straddle, constructive sale, conversion, wash sale or other integrated transaction;
•	a person exercising appraisal rights;
•	an individual retirement or other tax-deferred account;
•	a corporation that accumulates earnings to avoid U.S. federal income tax; or
•	a U.S. expatriate or former citizen or former long-term resident of the United States.
For purposes of this discussion, the term U.S. holder means a beneficial owner of Sun Country common stock that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a United States person for U.S. federal income tax purposes.
If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Sun Country common stock, the U.S. federal income tax consequences to a partner in such partnership (or owner of such entity) will generally depend on the status of the partner and the activities of the partnership (or entity). Accordingly, any such entities or arrangements that hold Sun Country common stock, and any partners or owners therein, should consult their own tax advisors with respect to the tax consequences of the mergers in their specific circumstances.
This discussion is not tax advice. All holders of Sun Country common stock should consult their own tax advisors to determine the particular tax consequences to them of the mergers, including the applicability and effect of any U.S. federal, state, local, non-U.S., and other tax laws. Holders of Sun Country common stock that are not U.S. holders should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations.
In General
Allegiant and Sun Country intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, and Allegiant and Sun Country intend to report the mergers consistent with such qualification. In the merger agreement, each of Allegiant and Sun Country represents that it has not taken or agreed to take any action and is not aware of the existence of any agreement, plan, fact or circumstance that would reasonably be expected to prevent the mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, Allegiant and Sun Country agree not to, and agree to cause their respective subsidiaries not to, take any action that would reasonably be expected to prevent or impede the mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and to, and to cause their respective subsidiaries to, use their respective reasonable best efforts to cause the mergers to so qualify. However, it is not a condition to Allegiant’s obligation or Sun Country’s obligation to complete the transactions that the mergers, taken together, qualify as a “reorganization” or that Sun Country or Allegiant receive an opinion from counsel to that effect.
Sun Country and Allegiant have not sought and will not seek any ruling from the U.S. Internal Revenue Service (which is referred to as the “IRS”) regarding any matters relating to the mergers and, as a result, there can be no assurance that the IRS would not assert that the mergers, taken together, do not qualify as a “reorganization” or that a court would not sustain such a position.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
U.S. Federal Income Tax Consequences of the Mergers
The following discussion assumes that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Based on that assumption:
•
a U.S. holder will generally recognize gain (but not loss) in an amount equal to the lesser of: (i) the amount, if any, by which the sum of the cash (excluding cash received in lieu of fractional shares of Allegiant common stock) and the fair market value of the Allegiant common stock received by such U.S. holder in the first merger (including any fractional shares of Allegiant common stock deemed received and sold for cash, as discussed below) exceeds such U.S. holder’s adjusted tax basis in such U.S. holder’s Sun Country common stock exchanged therefor and (ii) the amount of cash received by such U.S. holder (excluding cash received in lieu of fractional shares of Allegiant common stock);

•
the aggregate tax basis of the Allegiant common stock received by a U.S. holder in the first merger (including any fractional share of Allegiant common stock deemed received and sold for cash, as discussed below) will be the same as the aggregate adjusted tax basis of such U.S. holder’s Sun Country common stock exchanged therefor, decreased by the amount of cash received (excluding any cash received in lieu of a fractional share of Allegiant common stock) and increased by the amount of any gain recognized by the U.S. holder (excluding any gain recognized with respect to any fractional share of Allegiant common stock for which cash is received, as discussed below); and

•
a U.S. holder’s holding period in the Allegiant common stock received (including a fractional share of Allegiant common stock deemed received and sold for cash, as discussed below) will include the holding period of the Sun Country common stock exchanged for such Sun Country common stock.

If a U.S. holder acquired Sun Country common stock at different times or at different prices, any gain or loss realized will be determined separately with respect to each block of Sun Country common stock, and a loss realized (but not recognized) on the exchange of one block of Sun Country common stock cannot be used to offset a gain realized on the exchange of another block of Sun Country common stock. Any such U.S. holder should consult its own tax advisor regarding the manner in which cash and Allegiant common stock received pursuant to the first merger should be allocated among different blocks of Sun Country common stock and with respect to identifying the bases or holding periods of particular shares of Allegiant common stock received in the first merger.
Any gain recognized by a U.S. holder in connection with the mergers generally will constitute capital gain and will constitute long-term capital gain to the extent such U.S. holder’s holding period in the Sun Country common stock surrendered exceeds one year at the effective time of the first merger. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates.
A U.S. holder who receives cash instead of a fractional share of Allegiant common stock will generally be treated as having received such fractional share pursuant to the first merger, and then as having sold such fractional share for cash. In general, such a U.S. holder will recognize gain or loss in an amount equal to the difference between the amount of such cash received and the U.S. holder’s tax basis in such fractional share of Allegiant common stock (determined as described above). Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in the fractional share of Allegiant common stock deemed to be received exceeds one year at the effective time of the first merger. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.
Backup Withholding and Information Reporting
Payments of cash to a U.S. holder of Sun Country common stock as part of the mergers may, under certain circumstances, be subject to information reporting and backup withholding (currently at a 24% rate), unless the U.S. holder provides proof of an applicable exemption satisfactory to the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
A U.S. holder of Sun Country common stock who receives Allegiant common stock as a result of the mergers will be required to retain records pertaining to the mergers.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
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This discussion of U.S. federal income tax consequences is for general information only and is not intended to be, and should not be construed as, tax advice. Determining the specific tax consequences of the mergers to U.S. holders may be complex and will depend on a holder’s specific situation and on factors that are not within our control. All holders of Sun Country common stock should consult their tax advisors with respect to the tax consequences of the mergers in their particular circumstances, including the applicability and effect of any federal, state, local, non-U.S., or other tax laws.
Litigation Related to the Proposed Transactions
Stockholders may file lawsuits challenging the proposed transactions, which may name Allegiant, Sun Country, members of the Allegiant board, members of the Sun Country board, or others as defendants. No assurance can be made as to the outcome of such lawsuits, including the amount of costs associated with defending claims or any other liabilities that may be incurred in connection with the litigation of any claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from closing on the agreed-upon terms, such an injunction may delay the closing or may prevent the closing from occurring altogether.

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THE MERGER AGREEMENT
The following summary describes certain material provisions of the merger agreement. This summary is not complete and is qualified in its entirety by the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and which constitutes part of this joint proxy statement/prospectus. We encourage you to read carefully the merger agreement in its entirety because this summary may not contain all of the information about the merger agreement that is important to you. The rights and obligations of the parties to the merger agreement are governed by the express terms of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus.
The representations, warranties, covenants, and agreements described below and included in the merger agreement were made only for purposes of the merger agreement as of specific dates, were solely for the benefit of the parties to the merger agreement (except as otherwise specified therein), and may be subject to important qualifications, limitations, and supplemental information agreed to by Allegiant, Merger Sub 1, Merger Sub 2, and Sun Country in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. Except for the right of Sun Country stockholders to receive the merger consideration after the closing, investors and security holders (in their capacities as such) are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties, covenants, and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of Allegiant, Merger Sub 1, Merger Sub 2, and Sun Country or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement. In addition, you should not rely on the covenants and agreements in the merger agreement as actual limitations on the respective businesses of Allegiant, Merger Sub 1, Merger Sub 2, and Sun Country because the parties to the merger agreement may take certain actions that are either expressly permitted in the confidential disclosure schedules to the merger agreement or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public. The merger agreement is described below, and included as Annex A hereto, only to provide you with information regarding its terms and conditions and not to provide any other factual information regarding Allegiant, Merger Sub 1, Merger Sub 2, and Sun Country or their respective businesses. Accordingly, the representations, warranties, covenants, and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this document and in the filings that each of Allegiant and Sun Country has made or will make with the SEC. See “Where You Can Find More Information.”
Structure of the Proposed Transactions
The merger agreement provides, upon the terms and subject to the conditions thereof, for two mergers involving the parties thereto. First, Merger Sub 1 will merge with and into Sun Country, with Sun Country surviving the first merger as the surviving corporation and as a direct, wholly owned subsidiary of Allegiant. Immediately following the first merger, Sun Country, as the surviving corporation, will merge with and into Merger Sub 2, with Merger Sub 2 surviving the second merger as the surviving company and as a direct, wholly owned subsidiary of Allegiant.
Closing
Unless another date, time, or place is agreed to in writing by Allegiant and Sun Country, the closing will take place on the third business day after satisfaction or waiver of all conditions described under “—Conditions to Completion of the Merger” beginning on page 130 of this joint proxy statement/prospectus (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions).
Effective Times
The first merger will become effective at the time when Allegiant, Sun Country and Merger Sub 1 cause to be executed and filed a certificate of merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, or such later date and time as is agreed upon by the parties and specified in the certificate of merger. The second merger will become effective at the time when Allegiant, Sun Country and Merger Sub 2 cause to be executed and filed (i) a certificate of merger with the Secretary of State of the State of Delaware in accordance with

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the relevant provisions of the DGCL and (ii) articles of merger with the Secretary of State of the State of Nevada in accordance with the relevant provisions of the NLLCA, in each case, or such later date and time as is agreed upon by the parties and specified in the certificate of merger or articles of merger, as applicable.
Merger Consideration
At the first effective time, each share of Sun Country common stock outstanding immediately prior to the first effective time (other than (i) shares held by a holder who is entitled to demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL, a copy of which is attached to this joint proxy statement/prospectus as Annex E, (ii) treasury shares, and (iii) shares held by Allegiant, Merger Subs or any of their respective wholly-owned subsidiaries) will be converted into the right to receive the merger consideration, which is the per-share cash consideration amount of $4.10, without interest, and the per-share stock consideration amount of 0.1557 fully paid and nonassessable share of Allegiant common stock in book-entry form, subject to adjustments for fractional shares as set forth in the merger agreement.
Shares of Sun Country common stock owned by holders entitled to demand and that have properly demanded appraisal for such shares in accordance with, and who have complied in all respects with, Section 262 of the DGCL will be treated as described under “The Merger—Appraisal Rights in the Merger” beginning on page 105 of this joint proxy statement/prospectus. All shares of Sun Country common stock that are held in the treasury of Sun Country, or owned of record by Allegiant, Merger Subs or any of their respective wholly-owned subsidiaries, will be cancelled and will cease to exist, with no payment being made with respect thereto.
Treatment of Sun Country Equity-Based Awards and Warrant
Sun Country Options
Effective as of immediately prior to the first effective time, each Sun Country option that is outstanding as of immediately prior to the first effective time will be assumed by Allegiant and converted into an option to purchase from Allegiant a number of shares of Allegiant common stock (rounded down to the nearest whole share) determined by multiplying (i) the number of shares of Sun Country common stock subject to such Sun Country option as of immediately prior to the first effective time by (ii) the quotient obtained by dividing the merger consideration closing value by the volume weighted average price per-share of Allegiant common stock for the three consecutive trading day period that ends on (and includes) the penultimate trading day immediately prior to the closing date (which we refer to as the measurement price), at an exercise price per-share of Allegiant common stock (rounded up to the nearest whole cent) equal to the product obtained by multiplying (A) the exercise price per-share of Sun Country common stock subject to such Sun Country option as of immediately prior to the first effective time by (B) the quotient obtained by dividing the measurement price by the merger consideration closing value, with the same terms and conditions, including “double trigger” vesting, that applied to the corresponding Sun Country option immediately prior to the first effective time.
Sun Country RSUs
Effective as of immediately prior to the first effective time, each Sun Country RSU (other than Sun Country PRSUs) will be assumed by Allegiant and converted into an Allegiant restricted stock unit award representing the right to receive upon vesting a certain number of shares of Allegiant common stock (rounded down to the nearest whole share) determined by dividing (i) the product of (A) the number of shares of Sun Country common stock underlying the related Sun Country RSU as of immediately prior to the first effective time and (B) the merger consideration closing value, by (ii) the measurement price, with the same terms and conditions (including “double trigger” vesting) as applied to the corresponding Sun Country RSU immediately prior to the first effective time.
Sun Country PRSUs
Effective as of immediately prior to the first effective time, each Sun Country PRSU will be assumed by Allegiant and converted into an Allegiant time-based restricted stock unit award representing the right to receive upon vesting a certain number of shares of Allegiant common stock (rounded down to the nearest whole share) determined by dividing (i) the product of (A) the number of shares of Sun Country common stock underlying the related Sun Country PRSU as of immediately prior to the first effective time (which will be deemed to be equal to 125% of the “target” number of Sun Country PRSUs awarded) and (B) the merger consideration closing value, by (ii) the measurement price, with the same terms and conditions (including “double trigger” vesting) as applied to the corresponding Sun Country PRSU

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
immediately prior to the first effective time, except that there will no longer be any performance-based vesting conditions, and the converted award will remain eligible to vest on the last day of the performance period applicable to the corresponding Sun Country PRSU (as set forth in the applicable award agreement).
Equity Awards Held by Non-employees
At the first effective time, each Sun Country equity award held by a holder who, as of immediately prior to the first effective time, is not an employee of Sun Country or any of its subsidiaries will not be assumed by Allegiant and will instead become fully vested (to the extent not yet vested) and cancelled as of the first effective time and converted into the right to receive the merger consideration as follows:
•
each Sun Country option held by such non-employee holder will be cancelled and converted into the right to receive the merger consideration otherwise payable (in the same form as the merger consideration payable to holders of Sun Country common stock) in respect of the in-the-money value of such Sun Country option based on the merger consideration closing value (and, if such Sun Country option is not in-the-money, no merger consideration will be payable in respect of such option); and

•
each Sun Country RSU or Sun Country PRSU held by such non-employee holder will be cancelled and converted into the right to receive the merger consideration payable (in the same form as the merger consideration payable to holders of Sun Country common stock) in respect of the number of shares of Sun Country common stock underlying such Sun Country RSU or Sun Country PRSU (determined as of immediately prior to the first effective time).

Sun Country Warrant
The Warrant to Purchase Shares, dated as of December 13, 2019, by and between Amazon.com NV Investment Holdings LLC and SCA Acquisition Holdings, LLC, as may be amended from time to time, will be treated in accordance with the terms thereof in connection with the closing.
Payment and Issuance of Merger Consideration; Surrender of Company Certificates
At or immediately prior to the first effective time, Allegiant will deposit with an exchange agent selected by Allegiant reasonably acceptable to Sun Country (i) the aggregate number of shares of Allegiant common stock to which holders of Sun Country common stock will be entitled at the first effective time (excluding any fractional share consideration) and (ii) the aggregate amount of cash to which holders of Sun Country common stock will be entitled at the first effective time.
As promptly as practicable after the first effective time (and in any event, within three business days after the first effective time), the exchange agent will mail to each holder of record of a certificate or certificates representing Sun Country common stock, which Sun Country common stock was converted into the right to receive the merger consideration at the first effective time, a letter of transmittal and instructions for surrendering such certificates in exchange for payment of the merger consideration. Each holder of a certificate or certificates representing Sun Country common stock that has been converted into the right to receive the merger consideration will, upon surrender thereof to the exchange agent, together with a properly completed letter of transmittal, be entitled to receive (i) cash in an amount equal to the per-share cash consideration, multiplied by the number of shares of Sun Country common stock previously represented by such certificate, (ii) the number of shares of Allegiant common stock (which will be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive for the shares of Sun Country common stock represented by such certificate (after taking into account all other certificates surrendered by such holder), (iii) any dividends or other distributions payable to such holder, and (iv) any cash in lieu of fractional shares of Allegiant common stock payable to such holder. The certificates so surrendered will be cancelled.
Any holder of non-certificated shares of Sun Country common stock represented by book-entry will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent to receive the merger consideration. Instead, each registered holder of one or more book-entry shares of Sun Country common stock will automatically upon the first effective time be entitled to receive (i) cash in an amount equal to the per-share cash consideration, multiplied by the number of shares of Sun Country common stock previously represented by such shares of Sun Country common stock represented by book-entry, (ii) the number of shares of Allegiant common stock (which will be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares of Allegiant common stock

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
that such holder has the right to receive for such shares of Sun Country common stock represented by book-entry, (iii) any dividends or distributions payable to such holder, and (iv) any cash in lieu of fractional shares of Allegiant common stock payable to such holder.
No dividends or distributions, if any, with respect to Allegiant common stock with a record date after the first effective time will be paid to the holder of any unsurrendered shares of Sun Country common stock to be converted into shares of Allegiant common stock until such holder has surrendered their shares to the exchange agent in accordance with the merger agreement. After such surrender, there shall be paid to the holder thereof, without interest, (i) by the exchange agent at the time of delivery of the per-share merger consideration to such holder, the amount of dividends or other distributions with a record date after the first effective time theretofore paid with respect to such shares of Allegiant common stock to which such holder is entitled to receive and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the first effective time but prior to the time of such delivery of the per-share merger consideration by the exchange agent, and a payment date subsequent to the time of such delivery of the per-share merger consideration by the exchange agent.
No interest will be paid or accrue on the cash payable for the benefit of the holders of certificated or book-entry shares. The merger consideration will be subject to deduction for any required withholding taxes.
If any certificate representing Sun Country common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration with respect to each share of Sun Country common stock formerly represented by such certificate upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Allegiant, a customary indemnity against any claim that may be made against Allegiant, Merger Subs, the surviving corporation or the exchange agent with respect to such certificate and, if required by Allegiant or the exchange agent, the posting by such person of a bond as indemnity against any claim that may be made against Allegiant, Merger Subs, the surviving corporation or the exchange agent with respect to such certificate.
No fraction of a share of Allegiant common stock will be issued by virtue of the first merger. Instead, the exchange agent, acting as agent for the holders of Sun Country common stock that otherwise would be entitled to receive fractional shares of Allegiant common stock as merger consideration, will aggregate all fractional shares of Allegiant common stock that would otherwise have been payable and cause them to be sold on Nasdaq at then-prevailing prices, and each holder of Sun Country common stock that otherwise would have been entitled to receive a fraction of a share of Allegiant common stock will, in lieu thereof, be entitled to receive from the proceeds from such sales by the exchange agent, rounded down to the nearest whole cent and without interest, an amount equal to such holder’s proportionate interest in the proceeds of such sales. As soon as reasonably practicable after the determination of the amount of cash, if any, to be paid to holders of Sun Country common stock in lieu of any fractional share interests in Allegiant common stock, the exchange agent shall make available such amounts, without interest, to the holders of converted shares of Sun Country common stock entitled to receive such cash.
Representations and Warranties
The merger agreement contains a number of representations and warranties made by the parties thereto that are subject in some cases to exceptions and qualifications (including exceptions and qualifications related to knowledge, materiality, and material adverse effect on the applicable party). The representations and warranties in the merger agreement relate to, among other things:
•	organization, valid existence, good standing, qualification to do business and similar corporate matters;
•	capitalization, indebtedness and ownership of subsidiaries;
•
corporate power and authority to enter into and perform such party’s obligations under the merger agreement and complete the proposed transactions, the enforceability of the merger agreement and the due execution and delivery of the merger agreement;

•
the approval of the merger agreement and the proposed transactions by such party’s board of directors and the recommendation by such party’s board of directors that such party’s stockholders vote in favor of adopting the merger agreement or approving the share issuance, as applicable;

•	the absence of violations and breaches of, or conflicts with, governing documents, certain material contracts, or any order or law resulting from the entry into the merger agreement or the closing;

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
•
the absence of defaults or accelerations of any obligations under certain material contracts or creation of any liens on such party’s properties or other assets resulting from such party’s entry into the merger agreement or the closing;

•
the absence of consents, approvals, authorizations, permits and filings required from governmental entities or pursuant to certain material contracts resulting from such party’s entry into the merger agreement or the closing;

•	possession of required authorizations and permits necessary to conduct such party’s current business;
•	the absence of conflict with, default under or violation of any law or regulation;
•	filings with the SEC and compliance with federal securities laws, rules and regulations;
•	compliance with the Sarbanes-Oxley Act and applicable listing and corporate governance rules and regulations of Nasdaq;
•	internal controls and disclosure controls and procedures relating to financial reporting;
•	the absence of certain undisclosed liabilities;
•	the ordinary course operation of such party’s business and the absence of a material adverse effect;
•	material benefit plans and ERISA matters;
•	employment and labor matters;
•	material contracts;
•	the absence of certain litigation, proceedings, investigations, audits or other proceedings;
•	the absence of certain orders by any governmental entity;
•	compliance with applicable environmental laws;
•	ownership and maintenance of its intellectual property;
•	compliance with applicable data privacy and security laws and policies;
•	compliance with applicable tax laws;
•	maintenance of, and compliance with, certain insurance policies;
•	real estate;
•	the absence of related party transactions;
•	owned, leased and/or operated aircraft;
•	take-off and landing slots;
•	the absence of any action by any airport or airport authority;
•	opinions from financial advisors;
•	required stockholder votes;
•	brokers fees and expenses;
•	the accuracy of the information supplied in connection with this joint proxy statement/prospectus; and
•	the absence of ownership of shares or other equity interests in Sun Country or Allegiant, as applicable.
Allegiant, Merger Sub 1 and Merger Sub 2 have also made certain representations and warranties relating to the sufficiency of the funds for the satisfaction of Allegiant’s obligations under the merger agreement, arrangements with members of Sun County’s management and the ownership and operation of Merger Sub 1 and Merger Sub 2. Some of the representations and warranties are qualified by a material adverse effect standard. Subject to certain exclusions, a “material adverse effect” means with respect to any person, any event, change, effect, development, condition,

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
circumstance or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition, or results of operations of such person and its subsidiaries, except that, none of the following will be taken into account in determining whether there has been or will be a material adverse effect:
•
any development in general economic conditions, or in securities, credit or financial markets, including changes in interest rates, credit ratings or exchange rates, in the United States or any other country or region in the world or any industry-wide development generally affecting airline companies;

•	any change in GAAP or any change in applicable laws applicable to the operation of the business of such person (or the interpretation or enforcement of any of the foregoing);
•	subject to certain exceptions, any change resulting from the execution, delivery, performance or existence of the merger agreement or the announcement or pendency of the proposed transactions;
•
acts of war, outbreak or escalation of hostilities, terrorism or sabotage, or other changes in geopolitical conditions, earthquakes, hurricanes, tsunamis, tornados, floods, mudslides, wild fires or other natural disasters, any epidemic, pandemic, outbreak of illness or other public health event and other similar events in the United States or any other country or region in the world in which such person conducts business;

•
any failure by such person to meet any internal or published (including analyst) projections, expectations, forecasts or predictions in respect of such person’s revenue, earnings or other financial performance or results of operations;

•	the taking of any action expressly contemplated by the merger agreement or at Allegiant or Merger Subs’ request or with Allegiant’s or Merger Subs’ consent; or
•	any change in the market price or trading volume, or the downgrade in rating, of such person’s securities.
The effects or changes described in the first, second and fourth bullets of the exceptions immediately above may be taken into account in determining whether there has occurred a material adverse effect to the extent such developments have, individually or in the aggregate, a disproportionate impact on such person relative to other participants in the industry in which such person operates (in which case only the incremental disproportionate impact may be taken into account).
The representations and warranties of each of the parties to the merger agreement will expire at the first effective time or the termination of the merger agreement.
Conduct of Business
Conduct of Sun Country’s Business
Sun Country has agreed that, subject to certain exceptions in the merger agreement or in Sun Country’s disclosure schedules or as required by applicable law, a governmental entity of competent jurisdiction, or as otherwise necessary or appropriate to protect the safety of employees or others having dealings with Sun Country (in which case Sun Country agreed to inform Allegiant prior to taking action to the extent reasonably practicable), between the date of the merger agreement and the first effective time, unless Allegiant gives its prior written consent (which consent cannot be unreasonably withheld, delayed or conditioned), Sun Country will use commercially reasonable efforts to (i) conduct its operations in the ordinary course of business, (ii) preserve intact its business organization and goodwill, (iii) maintain in effect all permits held thereby and (iv) maintain satisfactory relationships with its material customers, lenders, suppliers, landlords, licensees, licensors and any other person having material business relationships with it and with governmental entities having jurisdiction over its business and operations.
Subject to certain exceptions set forth in the merger agreement or in Sun Country’s disclosure schedules and/or as required under applicable law, unless Allegiant consents in writing (which consent, in certain instances, cannot be unreasonably withheld, delayed or conditioned), Sun Country will not, directly or indirectly:
•	amend its certificate of incorporation or bylaws or the organizational documents of any subsidiary;
•
issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other equity interests in, Sun Country or any other equity interests in any of Sun Country’s subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other equity interests, or any options,

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by contract right), of the Sun Country or any of Sun Country’s subsidiaries, other than (i) the issuance of shares of Sun Country common stock upon the exercise of Sun Country options or vesting and settlement of Sun Country RSUs or Sun Country PRSUs in accordance with their terms or (ii) the grant of Sun Country RSUs as permitted by Sun Country’s disclosure schedule and the issuance of shares of Sun Country common stock upon the vesting and settlement of such Sun Country RSUs in accordance with their terms;
•
declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or otherwise make any payments to any holder of equity interests therein in its capacity as such or enter into any agreement with respect to the voting or registration of its capital stock;

•	reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other equity interests or any other securities;
•
authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other securities, except for the vesting or settlement of any Sun Country equity awards or to fund any tax obligations in connection therewith;

•
merge or consolidate Sun Country with any person or entity or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Sun Country;

•
acquire or dispose of (including by merger, consolidation, or acquisition or sale of stock or assets) any interest in person or any division thereof or any assets, other than (i) the purchase of aircraft, aircraft engines and associated equipment pursuant to contracts in effect on the date hereof or to the extent contemplated by the capital expenditure budget, (ii) the purchase of inventory, raw materials, equipment, goods, or other supplies in the ordinary course of business, (iii) any other acquisition (excluding acquisitions of engines) for consideration that is not in excess of $1,000,000 in the aggregate, (iv) any engines that are disposed of or acquired in the ordinary course of business (to the extent that such disposition or acquisition is consistent with past business practices and required or necessary for the conduct of the business of Sun Country, including engines that are exchanged for another engine in lieu of the performance of scheduled maintenance thereon) or (v) sales or other dispositions of equipment that is surplus, obsolete or replaced in the ordinary course of business;

•	enter into any new line of business;
•
(i) (A) repurchase, prepay or incur any indebtedness for borrowed money or issue any debt securities, or (B) issue or sell options, warrants, calls or other rights to acquire any debt securities of Sun Country, in each case (A) and (B), other than (1) for the financing or lease of aircraft or associated equipment (including engines) pursuant to Sun Country aircraft finance contracts or other contracts in effect as of the date of the merger agreement made available to Allegiant (so long as such lease does not have a term of greater than 12 years), and any pre-delivery deposits with respect to the foregoing, (2) under any credit card contract, or (3) in connection with any drawdown or repayment on Sun Country’s revolving credit facility in place as of the date of the merger agreement (ii) make any loans, advances or capital contributions to, or investments in, any other person or assume, guarantee or endorse, or otherwise become liable or responsible for similar obligations, (iii) enter into any “keep well” or other contract to maintain any financial statement or similar condition of another person (other than with respect to Sun Country or any of its subsidiaries) or entity or enter into any arrangement having the economic effect of the foregoing or (iv) assume, guarantee or endorse, or otherwise become liable or responsible for similar obligations contemplated in foregoing clauses (i) and (ii) of any person (other than Sun Country or any of its subsidiaries) for borrowed money;

•
terminate, cancel, fail to renew, enter into or amend any material contract or cancel, modify or waive any material rights thereunder, in each case, (i) other than the entry into any contract in respect of any acquisition or disposition permitted or (ii) the entry into any material contract in the ordinary course of business, subject to certain exceptions;

•
make or authorize any capital expenditure in any calendar year that would exceed by more than 10%, individually or in the aggregate, the capital expenditures budgeted for such calendar year in Sun Country’s

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
2026 annual capital expenditure budget, and in respect of 2027, the annual capital expenditure budget will be no more in the aggregate than the 2026 annual capital expenditure budget, except that amounts budgeted therein will be increased by 10%) (calculated on a rolling basis), and except for capital expenditures in connection with (i) any restoration, repair, maintenance or other work necessary for the proper functioning of a Sun Country aircraft, aircraft engines or associated equipment or (ii) any acquisition permitted by the merger agreement;
•
except in connection with certain Sun Country union matters or to the extent required by (i) applicable law, (ii) the terms of any Sun Country benefit plan or collective bargaining agreement or (iii) contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of the merger agreement and that have been specifically noted in Sun Country’s disclosure schedule as providing for severance or termination pay: (A) increase the compensation or benefits payable or to become payable to directors, officers or employees of Sun Country (except for increases to non-executive officer employees in the ordinary course of business, consistent with past practice), (B) other than with respect to newly hired employees on terms that are consistent with past practice for similarly situated employees of Sun Country, grant any additional rights to severance or termination pay to or enter into any severance agreement with, employees, officers, consultants, independent contractors or directors of Sun Country or its subsidiaries, (i) other than (A) with respect to newly hired employees on terms that are consistent with past practice for similarly situated employees of Sun Country and (B) routine amendments or renewals to health and welfare plans that would not result in a material increase in benefits, establish, adopt, enter into or materially amend any Sun Country benefit plan as to any director, officer, consultant, independent contractor or employee of Sun Country, (ii) loan or advance any money or property to any director, officer, consultant, independent contractor or employee of Sun Country (other than in connection with ordinary course business expense reimbursements and advances) or (iii) hire or terminate the employment (other than terminations for cause, death or disability) of any employee with the title of “Senior Vice President” or above ;

•	waive, release or amend the restrictive covenant obligations of any current or former employee, officer, consultant, independent contractor or director of Sun Country or its subsidiaries;
•	engage in any “plant closing,” “mass layoff” or similar act requiring notice under the WARN Act or any similar federal, state or local law;
•
(i) terminate, discontinue, close or dispose of any facility or business operation, or lay off any employees, other than in the ordinary course of business, or (ii) implement any early retirement or separation program, or any program providing early retirement window benefits or announce or plan any such action or program for the future;

•
(i) other than as required in connection with Sun Country’s or its affiliates’ contractual or legal obligations to negotiate in good faith with a labor union (and subject to Sun Country’s disclosure schedule), enter into or amend any collective bargaining agreement or (ii) voluntarily recognize or certify any labor union, labor organization, works council, or group of employees of Sun Country and its subsidiaries as the bargaining representative for any employees of any member of Sun Country and its subsidiaries; provided that, for the avoidance of doubt, nothing herein shall be constructed in a manner in violation, or require Sun Country or any of its subsidiaries to engage in a violation, of federal labor law;

•	make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or applicable law;
•	enter into, terminate or materially amend any “transaction” with any “related person” that would be required to be disclosed by Sun Country under Item 404 of Regulation S-K;
•
implement any material new policies or practices (or make any material changes to existing policies or practices) with respect to equity, interest rate, currency or commodity derivatives or hedging transactions;

•
compromise, settle or agree to settle any suits, claims, actions, hearings, arbitrations, investigations or other proceedings other than compromises, settlements or agreements in the ordinary course of business consistent with past practice for the payment of monetary damages (and compliance with confidentiality and other similar customary provisions) of $1,000,000 or less individually and not more than $2,500,000 in the aggregate as its sole remedy, and which does not relate to material intellectual property rights;

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
•
make (other than in the ordinary course of business), change or revoke any material tax election, settle or compromise any claim, assessment, audit, proceeding or other controversy, or enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law), in each case in respect of material taxes, adopt or change any material tax accounting method or period, amend any material tax return, surrender any right to claim a material tax refund or consent to any extension or waiver of the statute of limitations applicable to any material tax claim or assessment (other than in connection with any statutory extensions of time to file tax returns);

•
(i) sell, assign, transfer, encumber, license or otherwise dispose of, or grant or impose any liens (other than permitted liens) on any material intellectual property rights owned by Sun Country and its subsidiaries or (ii) abandon, cancel, terminate, allow to lapse, fail to prosecute, maintain, defend or renew, any material intellectual property rights owned by Sun Country and its subsidiaries, except, in each case of clauses (i) and (ii), for any intellectual property rights which Sun Country and its subsidiaries have determined, in the ordinary course of business, to no longer be reasonable or commercially beneficial to maintain;

•
change the seat count, main cabin configuration or on-board amenities (including in-flight entertainment and wireless internet) of any aircraft subject to future delivery to Sun Country under any of Sun Country’s aircraft purchase contracts from that presently in service with Sun Country;

•
implement any material new policies or practices (or make any material changes to existing policies or practices), or enter into any new material arrangements or agreements, with respect to equity, interest rate, currency or commodity derivatives or hedging transactions;

•	take any action, or fail to take any action, which action or failure would be reasonably expected to result in the loss of any Sun Country slots (excluding temporary returns to the FAA);
•	enter into any joint venture, partnership, strategic alliance, collaboration, consortium or similar arrangement;
•
fail to continue, in respect of all Sun Country aircraft, all material maintenance programs in the ordinary course (except as required by applicable law), including using reasonable best efforts to keep all such Sun Country aircraft in such condition as may be necessary to enable the airworthiness certification of such Sun Country aircraft under the FAA to be maintained in good standing at all times; or

•	agree, resolve, authorize or enter into any contract or otherwise make any commitment, in each case to do any of the foregoing.
Conduct of Allegiant’s Business
Allegiant has agreed that, subject to certain exceptions in the merger agreement or in Allegiant’s disclosure schedule or as required by applicable law, a governmental entity of competent jurisdiction, or as otherwise necessary or appropriate to protect the safety of employees or others having dealings with Allegiant (in which case Allegiant agrees to inform Sun Country prior to taking action to the extent reasonably practicable), between the date of the merger agreement and the first effective time, unless Sun Country gives its prior written consent (which consent cannot be unreasonably withheld, delayed or conditioned), Allegiant will use commercially reasonable efforts to (i) conduct its operations in the ordinary course of business, (ii) preserve intact its business organization and goodwill, (iii) maintain in effect all permits held thereby and (iv) keep available the services of its executive officers and key employees on reasonable terms and (v) maintain satisfactory relationships with its material customers, lenders, suppliers, landlords, licensees, licensors and any other person having material business relationships with it and with governmental entities having jurisdiction over its business and operations.
Subject to certain exceptions set forth in the merger agreement or in Allegiant’s disclosure schedule and/or as required under applicable law, unless Sun Country consents in writing (which consent cannot be unreasonably withheld, delayed or conditioned), Allegiant will not, directly or indirectly:
•	amend its certificate of incorporation or bylaws or the organizational documents of any subsidiary;
•
issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other equity interests in Allegiant or any of its subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities, or any

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
other ownership interest (including any such interest represented by contract right), of any member of Allegiant or any of its subsidiaries, other than (i) the issuance of shares of shares of Allegiant common stock upon the exercise of Allegiant options, (ii) the issuance or grant of Allegiant restricted shares to employees, directors or individual independent contractors of Allegiant or any of its subsidiaries in the ordinary course of business (so long as the number of shares of Allegiant common stock issuable or granted in respect of Allegiant’s annual equity award grant in respect of the 2025 performance period will not exceed the number of shares of Allegiant common stock set forth in Allegiant’s disclosure schedule), (iii) any issuance, grant or sale of equity interests in a member of the Allegiant or any of its subsidiaries to Allegiant or any wholly owned subsidiary of Allegiant, (iv) in connection with any acquisition of assets or equity interests, any debt financing or refinancing transaction, any investment or any merger, consolidation, business combination or similar transaction permitted under the merger agreement, including any financing thereof or (v) the issuance, grant or sale of any shares of Allegiant common stock or other such equity interests for or in excess of fair market value;
•
declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or otherwise make any payments to any holder of equity interests therein in its capacity as such or enter into any agreement with respect to the voting or registration of its capital stock;

•
reclassify, combine, split, subdivide or amend the terms of any of Allegiant’s capital stock, other equity interests or any other securities, or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other securities;

•
merge or consolidate with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•	enter into any new line of business;
•	make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by law;
•	enter into, terminate or materially amend any “transaction” with any “related person” that would be required to be disclosed by Allegiant under Item 404 of Regulation S-K;
•
(i) make (other than in the ordinary course of business), change, or revoke any material tax election, (ii) settle or compromise any claim, assessment, audit, proceeding, or other controversy, or enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or foreign law), in each case in respect of material taxes, (iii) adopt or change any material tax accounting method or period, (iv) amend any material tax return, (v) surrender any right to claim a material tax refund, or (vi) consent to any extension or waiver of the statute of limitations applicable to any material tax claim or assessment (other than in connection with any extensions of time to file tax returns); or

•	agree, resolve, authorize or enter into any contract or otherwise make any commitment, in each case to do any of the foregoing.
No Solicitation
Each of Allegiant and Sun Country has agreed that it will and will cause its controlled affiliates and its directors, officers and employees to, and instruct its other affiliates and representatives to, (i) immediately cease and cause to be terminated any solicitation, discussions or negotiations with any person conducted prior to the parties’ execution and delivery of the merger agreement relating to any acquisition proposal or any inquiry that could reasonably be expected to lead to any such acquisition proposal, (ii) promptly instruct each person that has previously executed a confidentiality agreement relating to an actual or potential acquisition proposal and which, as of the date hereof, is in effect to return to such restricted party or destroy, as applicable, any non-public information previously furnished to such person or to any person’s representatives pursuant to such confidentiality agreement and (iii) promptly terminate all physical and electronic data room access previously granted to such person and its representatives.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Each of Allegiant and Sun Country will not, and will not permit any of its controlled affiliates and its directors, officers and employees to, and will instruct its other affiliates and representatives not to, directly or indirectly:
•	solicit, initiate, knowingly encourage or knowingly facilitate any acquisition proposal or any inquiry that constitutes, or would reasonably be expected to lead to, an acquisition proposal;
•	engage in, continue, participate in, knowingly encourage or knowingly facilitate any discussions or negotiations with any person relating to any such acquisition proposal or inquiry;
•
furnish to any person any non-public information, or afford access to the books or records, officers or employees of each restricted party or its affiliates to, any person relating to any such acquisition proposal or inquiry;

•
enter into any contract or nonbinding letter of intent, memorandum of understanding or other agreement relating to any such acquisition proposal or inquiry (other than an acceptable confidentiality agreement in accordance with the terms of the merger agreement) (any such contract or agreement, we refer to as an “alternative acquisition agreement”) or any contract requiring Allegiant or Sun Country to abandon or terminate the merger agreement or fail to consummate the first merger or any other transaction contemplated hereby; or

•
release or permit the release of any person from, waive or permit the waiver of any right under, fail to enforce any provision of, or grant any consent or make any election under, any confidentiality, “standstill” or similar contract to which Allegiant or Sun Country or any of its subsidiaries is a party, subject to certain exceptions.

Each of Allegiant or Sun Country, as applicable, will promptly (and in any event within 36 hours of receipt) notify the other party if such party or any of its affiliates or representatives receives any (i) inquiry that constitutes, or would reasonably be expected to lead to, an acquisition proposal or (ii) acquisition proposal or any proposal or offer that could reasonably be expected to result in an acquisition proposal, in each case, together with the identity of the person making any such indication, inquiry, acquisition proposal, proposal or offer, and a copy of any such written indication, inquiry, acquisition proposal, proposal or offer (or, if delivered orally, a written summary of the material terms thereof), or any draft agreement provided by such person. Each of Allegiant and Sun Country, as applicable, will keep the other party reasonably informed on a timely basis of the status and details of any such indication, inquiry, acquisition proposal, proposal or offer, including notifying the other party in writing within 36 hours after the occurrence of any material amendment, modification or change thereof and promptly furnishing copies of any written inquiries, correspondence and draft documentation and written summaries of any material oral inquiries or discussions.
Notwithstanding the restrictions described above, prior to obtaining stockholder approval of the share issuance proposal, in the case of Allegiant, or prior to obtaining stockholder approval of the merger agreement proposal, in the case of Sun Country, if Allegiant or Sun Country receives a bona fide written acquisition proposal that did not result from a breach of the non-solicitation provisions and such party’s board of directors determines, in good faith after consultation with its outside legal and financial advisors, that such acquisition proposal constitutes, or could reasonably be expected to result in, a superior proposal, the applicable party may take the following actions: (i) enter into an acceptable confidentiality agreement with the person making such acquisition proposal and furnish to such person non-public information with respect to the restricted party pursuant to such acceptable confidentiality agreement; and (ii) participate in discussions or negotiations with the person making such acquisition proposal regarding such acquisition proposal. In such case, the applicable party must provide written notice to the other party of such determination promptly (and in any event within 36 hours) and any information concerning such party or its affiliates provided to such other person which was not previously provided to the other party or its affiliates or representatives, in each case, prior to or substantially concurrently with the time it is provided to such person.
Termination, Change of Recommendation, and Match Rights
Subject to the following paragraph, the Allegiant board may not change its recommendation that Allegiant stockholders vote “FOR” the share issuance proposal, and the Sun Country board may not change its recommendation that the Sun Country stockholders vote “FOR” the merger agreement proposal. Under the merger agreement, a change of recommendation will occur if the Allegiant board or the Sun Country board, including any committee thereof:
•	changes, withholds, withdraws, qualifies, amends or modifies the applicable recommendation;
•	fails to include the applicable recommendation in this joint proxy statement/prospectus;
•	adopts, approves, recommends, or declares advisable any alternative acquisition proposal;

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
•
takes any formal action or makes any recommendation or public statement in connection with a tender or exchange offer (other than a recommendation against such tender or exchange offer or a “stop, look and listen” communication that reaffirms the applicable recommendation by the applicable board of directors or committee to its stockholders or any substantially similar communication), or fails to recommend against any tender or exchange offer;

•
if an acquisition proposal is publicly announced or disclosed (other than by the commencement of a tender or exchange offer), fails to recommend against such acquisition proposal or fails to reaffirm in a written public communication the applicable board’s recommendation within the earlier of (i) 10 business days following the other party’s written request to do so (which request may only be made once with respect to any particular acquisition proposal) and (ii) three business days prior to the Sun Country special meeting or the Allegiant special meeting, as applicable; or

•	submits any acquisition proposal or any matter relating thereto to a stockholder vote.
Notwithstanding the restrictions described above, at any time prior to obtaining the approval of the share issuance proposal, the Allegiant board may, or at any time prior to obtaining approval of the merger agreement proposal, the Sun Country board may, effect a change of recommendation or authorize Allegiant or Sun Country, respectively, to terminate the merger agreement if (i) Allegiant or Sun Country has received a bona fide written acquisition proposal that did not result from a breach that is reflected in a written definitive agreement that the person making such acquisition proposal has irrevocably committed to execute concurrently with the termination of the merger agreement or (ii) the Allegiant board or Sun Country board, as applicable, determines, in good faith after consultation with its outside legal and financial advisors, that such acquisition proposal constitutes a superior proposal and that a failure to make a change of recommendation in response to such superior proposal or authorize Allegiant or Sun Country, respectively, to terminate the merger agreement in order to enter into a definitive agreement for such superior proposal would be inconsistent with its fiduciary duties under applicable law. Promptly following any such determination and, at least three business days prior to making any such change of recommendation or such authorization, the applicable party must notify the other party in writing of such determination, which notice will specify the material terms and conditions of such superior proposal, together with a copy of such written definitive agreement, the identity of the person making such acquisition proposal and explain in reasonable detail the reasons why the applicable board of directors has made such determination. If requested by the other party, during the three business day period following the delivery of such notice, the applicable party and its representatives must negotiate with the other party in good faith to make adjustments in the terms and conditions of the merger agreement. In the event of any material revision to such acquisition proposal, the applicable party will be required to deliver a new written notice to the other party and to comply with the requirements of the merger agreement with respect to such new written notice prior to making any change of recommendation or authorizing termination of the merger agreement, as applicable, except that the prior notice period for any such subsequent written notice will be shortened from three business days to two business days. At the end of such three business day period (or such two business day period, as applicable) and taking into account any changes to the terms hereof proposed by the other party in writing, the applicable board of directors may effect a change of recommendation or authorization if it determines, in good faith after consultation with its outside legal and financial advisors, that such acquisition proposal continues to constitute a superior proposal and that a failure of make a change of recommendation or authorize termination of the merger agreement in order to enter into a definitive acquisition agreement for a superior proposal would be inconsistent with its fiduciary duties under applicable law.
In addition, at any time prior to obtaining the approval of the share issuance proposal, the Allegiant board may, or at any time prior to obtaining approval of the merger agreement proposal, the Sun Country board may, also effect a change of recommendation if the applicable board of directors determines, in good faith after consultation with its outside legal and financial advisors, that an intervening event with respect to such party has occurred and that the failure to make a change of recommendation in response to such intervening event would be inconsistent with its fiduciary duties under applicable law. Promptly following such determination and, at least three business days prior to making any such change of recommendation, the applicable party must notify the other party in writing of such determination, which notice will describe such intervening event in reasonable detail and explain in reasonable detail the reasons why the Allegiant board or Sun Country board, as applicable, has made such determination. If requested by Allegiant or Sun Country, as applicable, during the three business day period following the delivery of such notice, the applicable party and its representatives must negotiate with the other party in good faith to make adjustments in the terms and conditions of the merger agreement. At the end of such three business day period and taking into account any changes to the terms

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
of the merger agreement proposed by the other party in writing, the applicable board of directors may effect such change of recommendation if it determines, in good faith after consultation with its outside legal and financial advisors, that the failure to make a change of recommendation in response to such intervening event would be inconsistent with its fiduciary duties under applicable law.
Stockholder Meetings
Each of Allegiant and Sun Country has agreed to duly establish a record date for and duly call, give notice of and hold a meeting of its stockholders as soon as reasonably practicable (but in any event within 45 days) after this registration statement is declared effective under the Securities Act (which we refer to as the SEC effective date), for the purpose of voting on the merger agreement proposal or the share issuance proposal, as applicable. Allegiant and Sun Country will not, without the consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), adjourn or postpone, cancel, recess or reschedule, the Allegiant special meeting or Sun Country special meeting, as applicable, except that Allegiant or Sun Country may postpone or adjourn its special meeting after consultation with the other party (i) if a quorum has not been established, (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which Allegiant or Sun Country determines in good faith is reasonably likely to be required under applicable law, (iii) to allow reasonable additional time to solicit additional proxies or (iv) if required by law (subject to certain limitations as set forth in the merger agreement). In addition, Allegiant or Sun Country must postpone or adjourn the Allegiant special meeting or Sun Country special meeting, as applicable, at the other party’s direction for a period of up to 10 business days if (i) the Allegiant board or Sun Country board has made a change of recommendation within five business days before the then-scheduled date of the Allegiant special meeting or Sun Country special meeting, as applicable, and (ii) the other party requests such a postponement or adjournment in writing. If requested, each of Allegiant and Sun Country has agreed to provide all voting tabulation reports relating to its special meeting and to otherwise keep the other party reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the holders of shares of Allegiant or Sun Country common stock, as applicable.
If the Allegiant or Sun Country board has not made a change of recommendation, each of Allegiant and Sun Country, as applicable, has also agreed to use its reasonable best efforts to solicit from its stockholders proxies in favor of the merger agreement proposal or the share issuance proposal, as applicable, and to take all other actions necessary or advisable to secure approval from its stockholders as soon as reasonably practicable. If at the time of the originally scheduled date of the Allegiant or Sun Country special meeting, a quorum has not been established or Allegiant or Sun Country, as applicable, has not received proxies representing a sufficient number of shares of common stock for the applicable stockholder approval, then Allegiant or Sun Country will, at the request of the other (to the extent permitted by law), adjourn its respective special meeting to a date specified by the other party. Without the prior written consent of the other party, or as required by applicable law, unless the Allegiant or Sun Country special meeting is also such party’s annual meeting, the merger agreement proposal or the share issuance proposal, as applicable, will be the only matters (other than matters of procedure and matters required by law to be voted on by the stockholders of Allegiant or Sun Country in connection therewith) that each of Allegiant and Sun Country will propose to be acted on by its stockholders at its special meeting, and each of Allegiant and Sun Country will not call any special meeting of stockholders other than the Allegiant or Sun Country special meeting, as applicable.
Unless the merger agreement is validly terminated under the terms set forth in “—Termination,” Allegiant and Sun Country has agreed to hold the Allegiant special meeting and the Sun Country special meeting, whether or not a change of recommendation has occurred.
Employee Matters
For a period of at least one year following the first effective time, Allegiant has agreed to provide each continuing employee of Sun Country (which we refer to as a non-union continuing employee) who is not covered by a Sun Country collective bargaining agreement (including any collective bargaining agreement and other labor union contracts (including all amendments thereto) that are finalized following the execution of the merger agreement) (i) a base salary or wage rate that is no less favorable than that provided by Sun Country to such continuing employee as of immediately prior to the first effective time, (ii) a target cash bonus opportunity and commissions opportunity that are no less favorable in the aggregate than the target cash bonus opportunity and commissions opportunity provided by Sun Country to such continuing employee as of immediately prior to the first effective time, (iii) target equity and equity-based compensation opportunities that are no less favorable than the equity and equity-based compensation opportunities that similarly situated employees of Allegiant and its subsidiaries receive as of immediately prior to the

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
first effective time and (iv) employee benefits (excluding deferred compensation, defined benefits, pension benefits or retiree health and welfare benefits) that are, in the aggregate, no less favorable in the aggregate than the employee benefits provided to such continuing employee as of immediately prior to the first effective time. The employment terms and conditions of each continuing Sun Country employee whose employment is covered by a Sun Country collective bargaining agreement (including any collective bargaining agreement and other labor union contracts (including all amendments thereto) that are finalized following the execution of the merger agreement) will be governed by the applicable Sun Country collective bargaining agreement (or such collective bargaining agreement and other labor union contracts (including all amendments thereto) that become effective following the execution of the merger agreement).
Following the first effective time, Allegiant may, but is not required to, elect to satisfy its obligations in respect of employee benefits provided for non-union continuing employees by (i) continuing Sun Country benefit plans with respect to non-union continuing employees, (ii) permitting non-union continuing employees and, as applicable, their eligible dependents to participate in the employee benefit plans, programs or policies (including any plan intended to qualify within the meaning of Section 401(a) of the Code and any vacation, sick or personal time off plans or programs) of Allegiant, or (iii) a combination of clauses (i) and (ii). If Allegiant elects to have non-union continuing employees and their eligible dependents participate in Allegiant’s benefit plans, programs or policies following the first effective time, then Allegiant will use commercially reasonable efforts to treat, and cause the applicable benefit plans in which non-union continuing employees are entitled to participate to treat, the service of non-union continuing employees with Sun Country or any of its predecessors to the extent previously recognized by Sun Country as of the date of the merger agreement attributable to any period before the first effective time as service rendered to Allegiant, the surviving entity or any subsidiary of Allegiant for purposes of eligibility to participate, vesting and for other appropriate benefits including the applicability of minimum waiting periods for participation, except that such service need not be credited (i) for purposes of benefit accruals under any defined benefit pension plan, (ii) for purposes of eligibility for, or benefit levels under, any retiree health or welfare plan or (iii) to the extent crediting of such service would result in a duplication of benefits. Allegiant has agreed to use commercially reasonable efforts to cause any pre-existing conditions or actively at work or similar limitations, eligibility waiting periods, evidence of insurability requirements or required physical examinations under any health or similar plan of Allegiant to be waived with respect to non-union continuing employees and their eligible dependents to the extent waived under the corresponding plan in which non-union continuing employees participated as of immediately prior to the first effective time. Allegiant also agreed to use commercially reasonable efforts to cause any deductibles paid by non-union continuing employees under any of Sun Country’s health, dental, vision or similar plans in the plan year in which continuing employees and their eligible dependents are transitioned to Allegiant’s health, dental, vision or similar plans to be credited towards deductibles under the health plans of Allegiant or any subsidiary of Allegiant. Following the first effective time, Allegiant agreed to be bound by, honor and comply with the terms of certain employment, severance and change in control plans, policies and agreements and other Sun Country benefit plans.
Except as otherwise required under the terms of any Sun Country collective bargaining agreement or applicable law, with respect to the calendar year in which the closing occurs, Sun Country has agreed to, or Allegiant has agreed to cause Sun Country to, pay out a pro rata portion of any annual or other short-term incentive programs in place in respect of such calendar year to the eligible participants, with the amount of such bonus to be determined based on the greater of actual performance or “target” level performance as determined through the closing (as determined by Sun Country’s compensation committee in good faith), and pro-rated by a fraction, the numerator of which is the number of days elapsed in such calendar year prior to the closing and the denominator of which is 365. Such pro rata bonuses will be paid on or prior to Sun Country’s or Allegiant’s next regularly scheduled payroll date in the ordinary course (and in any event within 30 days following the closing) through the payroll of Sun Country or the surviving entity.
Following the closing, Allegiant will, or will cause one of its affiliates, to be bound by, comply with, and honor the terms of each of the Sun Country collective bargaining agreements and assume all obligations with respect to the Sun Country union matters to the extent required by applicable law, until such time as another collective bargaining agreement with respect to the craft or class of employees covered by the collective bargaining agreement takes effect. Notwithstanding anything to the contrary, Allegiant has agreed that the employee matters provisions will not be construed in any manner that would violate any applicable provisions of any Sun Country collective bargaining agreement or applicable law in respect of union continuing employees. Furthermore, Allegiant agreed to, or to cause one of its affiliates to, honor all applicable seniority list integration or similar rights contained in any Sun Country collective bargaining agreement in accordance with, and to the extent required by, the terms thereof and applicable law.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Indemnification and Insurance
For a period of six years from and after the first effective time, Allegiant and the surviving entity will maintain in effect the exculpation, indemnification and advancement of expenses provisions of Sun Country’s and any of its subsidiaries’ articles or certificates of incorporation and bylaws or similar organizational documents as in effect as of immediately prior to the first effective time or in any contract (including indemnification agreements) of Sun Country or its subsidiaries with any of their respective current or former directors, officers or employees as in effect immediately prior to the first effective time, and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the first effective time were current or former directors, officers or employees of Sun Country or any of its subsidiaries, and all rights to indemnification in respect of any action pending or asserted or any claim made within such period will continue until the final disposition of such action or resolution of such claim, even if beyond such six year period. From and after the first effective time, Allegiant will assume, be jointly and severally liable for, and honor, guarantee and stand surety for, and will cause the surviving entity and its subsidiaries to honor, in accordance with their respective terms, each of the foregoing and following.
For a period of six years after the first effective time, each of Allegiant and the surviving entity will, to the fullest extent permitted under applicable law, indemnify and hold harmless (and advance funds in respect of each of the foregoing or any related expenses) each current and former director or officer of Sun Country or any of its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of Sun Country and its subsidiaries (or directors or officers of a member of Sun Country or its subsidiaries to the extent serving as fiduciaries with respect to any Sun Country benefit plan) when acting in such capacity, in each case, at or prior to the first effective time (we refer to each, together with such person’s heirs, executors or administrators, and successors and assigns, as an “indemnified party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any action to each indemnified party to the fullest extent permitted by law following receipt of a written undertaking by or on behalf of such indemnified party to repay such advanced amounts if it is ultimately determined by final and non-appealable adjudication that such indemnified party was not entitled to indemnification under the merger agreement), judgments, fines, losses, claims, damages, obligations, costs, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred at or prior to the first effective time (including acts or omissions in connection with any such indemnified party serving as an officer, director, employee or other fiduciary in any entity if such service was at the request or for the benefit of the Sun Country or its subsidiaries). In the event of any such action, Allegiant and the surviving entity will cooperate with the indemnified party in the defense of any such action.
For a period of six years from and after the first effective time, Allegiant and the surviving entity will either cause to be maintained in effect the current policies of directors’ and officers’, employment practices and fiduciary liability insurance maintained by or for the benefit of Sun Country and its subsidiaries and their respective current and former directors and officers or provide substitute policies for Sun Country and its subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of Sun Country and its subsidiaries, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of Sun Country and its subsidiaries and their respective current and former directors and officers with respect to claims arising from facts or events that occurred at or before the first effective time (regardless of when such claims are brought) (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’, employment practices and fiduciary liability insurance), except that in no event will Allegiant or the surviving entity be required to pay with respect to such insurance policies more than 250% of the aggregate annual premium most recently paid by Sun Country and its subsidiaries (which we refer to as the maximum amount). If the surviving entity is unable to obtain such insurance because its cost exceeds such maximum amount, it will obtain as much comparable insurance as possible for the years within such six-year period for a premium equal to such maximum amount. In lieu of such insurance, prior to the closing date, Sun Country may, at its option purchase, or Allegiant may, at its option request that Sun Country purchase, a six-year prepaid “tail” directors’ and officers’, employment practices and fiduciary liability insurance policy for Sun Country and its subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of Sun Country and its subsidiaries, such tail policy to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
maintained by or for the benefit of Sun Country and its subsidiaries with respect to claims arising from facts or events that occurred at or before the first effective time, with premiums that do not exceed the maximum amount described above. Allegiant and the surviving entity will maintain such policies in full force and effect, and continue to honor the obligations thereunder.
In the event Allegiant, the surviving entity or any of their respective successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, Allegiant agreed that proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the obligations of Allegiant with respect to indemnification and insurance.
Allegiant may not terminate or modify the obligations described above in a manner as to adversely affect any indemnitee or other persons who are beneficiaries pursuant to the D&O insurance or the “tail” policy (and their respective heirs and representatives) without the prior written consent of such affected indemnitee or other person who is a beneficiary pursuant to the D&O insurance or the “tail” policy.
Appropriate Action; Consents; Filings
Each of Allegiant and Sun Country agreed to use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable law to cause the conditions described under “—Conditions to Completion of the Merger” beginning on page 130 to be satisfied as promptly as reasonably practicable (and prior to the outside date), including to make all filings with, and to obtain all consents from, any governmental entities that are required to consummate the mergers (including those in connection with the HSR Act, and any consents required to be obtained from, the FAA, DOT, FCC and DHS (including the TSA)).
In furtherance and not in limitation of the foregoing, Allegiant agreed to take, and to cause its affiliates to take, promptly any and all steps reasonably necessary to avoid or eliminate each and every impediment under the HSR Act or applicable competition laws that may be asserted by any governmental entity against the proposed transactions so as to enable the parties to consummate the mergers as promptly as reasonably practicable, including to (i) contest, defend and appeal any proceedings brought by a governmental entity, whether judicial or administrative, challenging or seeking to restrain or prohibit the closing, (ii) divest, sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, assets, categories of assets, operations, locations, customers, rights, product lines, or businesses of Allegiant, its affiliates, or Sun Country, (iii) propose, take or agree to take (or omit to take) any actions that may limit the freedom of action of Allegiant, its affiliates, or Sun Country with respect to, or the ability of Allegiant, its affiliates or Sun Country to retain, operate, enter into or acquire one or more assets, categories of assets, operations, customers, product lines, or businesses, including hold separate and similar obligations and (iv) terminate, modify, amend or assign existing relationships and contractual rights and obligations (including in respect of governance) (any and all of (ii), (iii) and (iv), we refer to as a “remedy”), as may be reasonably required to obtain HSR clearance and, in each case, to propose, negotiate, enter, or offer to enter, into agreements and stipulate to the entry of an order or file appropriate applications with any governmental entity in connection with any of the foregoing and in the case of actions by or with respect to Sun Country or its business, by consenting to such action by Sun Country.
Notwithstanding the obligations described above, Allegiant and its subsidiaries are not required to (and Sun Country and its subsidiaries will not without Allegiant’s prior written consent) take or cause to be taken, do or cause to be done, propose, negotiate, commit to, suffer, agree to or effect any remedy that (i) individually or in the aggregate with all other remedies, would or would reasonably be expected to result in a material adverse effect on the business, assets, liabilities, financial condition or results of operations of (A) Allegiant and its subsidiaries, taken as a whole, (B) Sun Country and its subsidiaries, taken as a whole, or (C) Allegiant and its subsidiaries and Sun Country and its subsidiaries, taken together as a whole (assuming such combined company is the size, scope and scale, and with the business, assets, liabilities, financial condition and results of operations, of Sun Country and its subsidiaries, taken as a whole), or (ii) is not conditioned upon the consummation of the transactions contemplated by the merger agreement.
In addition, Allegiant and Sun Country will not, and will not permit any of their respective subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise make any investment in, or by any other manner, any person or portion thereof, or otherwise acquire or agree to acquire or make any investment in any assets, or enter into, significantly expand or publicly announce an agreement to form a joint venture, strategic alliance or strategic partnership with another person, which would reasonably be

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
expected to (i) materially increase the risk of not obtaining any required competition approval, (ii) materially increase the risk of any governmental entity entering an order prohibiting the consummation of the transactions contemplated by the merger agreement or (iii) delay the consummation of the transactions contemplated by the merger agreement beyond the outside date.
Each of Allegiant and Sun Country also agreed that Allegiant, after reasonable consultation with Sun Country and consideration in good faith of the views of Sun Country, has the right to direct, devise, control and take the lead in (i) determining the timing of all required filings with governmental entities, (ii) determining and implementing the strategy for (including making all decisions with respect to) obtaining any approval from a governmental entity that is required to consummate the mergers and contesting, defending and appealing any legal proceeding by, before or involving any such governmental entity (including, in each case, determining the timing and strategy of proposing any, and the strategy for negotiating any, remedies) and (iii) responding to any request from, inquiry or investigation by (including coordinating with Sun Country with respect to the timing, nature and substance of all such responses) any governmental entity that has authority to enforce any law applicable to the proposed transactions.
Allegiant Board Composition
Immediately following the second effective time, the Allegiant board will take all actions necessary (i) to increase the size of the Allegiant board, as of immediately after the second effective time, by three members and (ii) to cause three individuals selected by Sun Country in writing no less than 15 business days prior to the closing, one of which will be Jude Bricker and the other two of which will be directors serving on the Sun Country board immediately prior to the first effective time. The Sun Country director nominees (other than Jude Bricker) must, among other things, be independent of the combined company under the applicable rules of Nasdaq, as determined by the Allegiant board and its nominating and governance committee, acting reasonably and in good faith, and reasonably acceptable to the nominating and governance committee of the Allegiant board.
Certain Tax Matters
For U.S. federal income tax purposes, the parties intend that (i) the mergers, taken together, will be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) Sun Country and Allegiant will each be a party to such reorganization within the meaning of Section 368(b) of the Code. Each of Allegiant and Sun Country has agreed (and will cause their respective affiliates to) (A) use reasonable best efforts to cause the mergers, taken together, to constitute a transaction qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (B) not take any action, or fail to take any action, in each case, that would reasonably be expected to prevent or impede the mergers, taken together, from constituting a transaction qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of Allegiant and Sun Country (and their respective affiliates) have agreed to report the mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code and will not take any inconsistent position therewith in any tax return.
Other Covenants
The merger agreement contains certain other covenants agreements, including covenants relating to:
•	cooperation between Allegiant and Sun Country in the preparation of this joint proxy statement/prospectus;
•
cooperation by Sun Country in connection with the arrangement and consummation by Allegiant of any debt financing or refinancing transaction to be entered into (i) in connection with the transactions contemplated by the merger agreement or (ii) otherwise to the extent information related to Sun Country and its subsidiaries is reasonably required by a financing source in connection therewith;

•	actions to be taken by Allegiant and Sun Country with respect to notifying the other party of certain matters;
•	confidentiality and access by Allegiant to certain information about Sun Country solely to the extent in furtherance of the closing;
•
actions to be taken by the Allegiant with respect to the listing on Nasdaq of shares of Allegiant common stock issued in connection with the proposed transactions and actions to be taken by Sun Country regarding the delisting of shares of Sun Country common stock from Nasdaq and termination of Sun Country’s registration under the Exchange Act;

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
•	actions to be taken by Allegiant and Sun Country with respect to Section 16(a) of the Exchange Act;
•	the defense or settlement of any stockholder litigation or claim against Allegiant or Sun Country relating to the proposed transactions;
•	actions relating to the treatment of existing Sun Country indebtedness;
•	public announcements and communications regarding the proposed transactions; and
•
actions to be taken by the parties, and the members of their respective boards of directors with respect to any anti-takeover statute or regulation so that the transactions contemplated by the merger agreement may be consummated as promptly as practicable on the terms contemplated by the merger agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by the merger agreement.

Conditions to Completion of the Merger
Conditions to the Obligations of Each Party to Effect the Proposed Transactions
The obligations of each of Allegiant, Merger Sub 1, Merger Sub 2, and Sun Country to effect the proposed transactions are subject to the satisfaction or waiver (where permissible) of various conditions, including the following:
•	Allegiant stockholders approving the share issuance proposal and Sun Country stockholders approving the merger agreement proposal;
•
the waiting period applicable to the closing under the HSR Act (and any customary timing agreement with any governmental entity to toll, stay or extend such waiting period, or to delay or not to consummate the mergers) will have expired or been terminated;

•
all consents, registrations, notices, waivers, exemptions, approvals, confirmations, clearances, permits, certificates, orders and authorizations required to be obtained from, or delivered to, as applicable, the DOT, FAA, and the DHS, including the TSA, in connection with the closing will have been obtained or delivered, as applicable;

•	there will be no law in effect, whether preliminary, temporary or permanent, which makes the proposed transactions illegal or prohibits or otherwise prevents the closing;
•
the registration statement, of which this joint proxy statement/prospectus forms a part, will have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the registration statement will have been issued by the SEC and remain in effect and no proceeding to that effect will have been commenced or threatened unless subsequently withdrawn; and

•	the shares of Allegiant common stock to be issued in the merger will have been authorized and approved for listing on Nasdaq.
Conditions to the Obligations of Allegiant, Merger Sub 1, and Merger Sub 2 to Effect the Proposed Transactions
In addition, the obligations of Allegiant and Merger Subs to consummate the mergers will be subject to the satisfaction or written waiver (where permissible) at or prior to the first effective time of each of the following conditions:
•
each representation or warranty of Sun Country regarding (i) Sun Country’s organization, valid existence and good standing, (ii) with certain exceptions set forth below, the capitalization of Sun Country, (iii) the inapplicability of state anti-takeover laws to the merger agreement and the closing, (iv) the absence of brokerage, finders’, advisory or similar fees in connection with the transactions contemplated by the merger agreement and (v) the accuracy of information supplied by Sun Country and its subsidiaries in connection with this registration statement and the joint proxy statement/prospectus, will be true and correct in all material respects as of the date of the merger agreement and the closing date with the same force and effect as if made on and as of such date, except for any representation or warranty that is expressly made as of a specific date or time (which needs only be true and correct in all respects as of such date or time);

•
each representation or warranty of Sun Country regarding (i) the number of Sun Country’s authorized and outstanding capital stock, (ii) the absence of reserved capital stock other than a certain number reserved for issuance pursuant to certain Sun Country options, restricted stock units, performance share awards and

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
warrants, (iii) the absence of a Sun Country material adverse effect that would prevent or materially impede Sun Country’s ability to consummate the first merger or any of the other transactions contemplated by the merger agreement will be true and correct in all respects (except for de minimis deviations (other than with respect to the representation described in clause (iii) above)) as of the date of the merger agreement and the closing date with the same force and effect as if made on and as of such date, except for any representation or warranty that is expressly made as of a specific date or time (which needs only be true and correct in all respects (except for de minimis deviations (other than with respect to the representation described in clause (iii) above) as of such date or time);
•
all other representations and warranties of Sun Country contained in the merger agreement (without giving effect to any references to any material adverse effect of Sun Country or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) will be true and correct in all respects as of the date of the merger agreement and the closing date with the same force and effect as if made on and as of such date, except for any representation or warranty that is expressly made as of a specific date or time (which needs only be true and correct in all respects as of such date or time), except for such failures to be so true and correct that would not have a Sun Country material adverse effect;

•	Sun Country will have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under the merger agreement at or prior to the closing;
•	since the date of the merger agreement, there will not have occurred a material adverse effect on Sun Country that is continuing; and
•	the receipt by Allegiant of a certificate executed by an executive officer of Sun Country certifying the satisfaction of the conditions described above.
Conditions to the Obligations of Sun Country to Effect the Closing
The obligation of Sun Country to close will be subject to the satisfaction or (to the extent permitted by applicable law) written waiver at or prior to the effective time of the merger of each of the following conditions:
•
each representation or warranty of Allegiant and Merger Subs regarding (i) Allegiant’s organization, valid existence and good standing, (ii) with certain exceptions set forth below, the capitalization of Allegiant, (iii) the inapplicability of state anti-takeover laws to the merger agreement and the closing, (iv) the absence of brokerage, finders’, advisory or similar fees in connection with the transactions contemplated by the merger agreement and (v) the accuracy of information supplied by Allegiant and its subsidiaries in connection with this registration statement and the joint proxy statement/prospectus, will be true and correct in all material respects as of the date of the merger agreement and the closing date with the same force and effect as if made on and as of such date, except for any representation or warranty that is expressly made as of a specific date or time (which needs only be true and correct in all respects as of such date or time);

•
each representation or warranty of Allegiant and Merger Subs regarding (i) the number of Allegiant’s authorized and outstanding capital stock, (ii) the absence of reserved capital stock other than a certain number reserved for issuance pursuant to certain Allegiant options, restricted stock units, performance share awards and warrants and (iii) the absence of an Allegiant material adverse effect that would prevent or materially impede Allegiant’s ability to consummate the first merger or any of the other transactions contemplated by the merger agreement will be true and correct in all respects (except for de minimis deviations (other than with respect to the representation described in clause (iii) above)) as of the date of the merger agreement and the closing date with the same force and effect as if made on and as of such date, except for any representation or warranty that is expressly made as of a specific date or time (which needs only be true and correct in all respects (except for de minimis deviations (other than with respect to the representation described in clause (iii) above) as of such date or time);

•
all other representations and warranties of Allegiant and Merger Subs contained in the merger agreement (without giving effect to any references to any material adverse effect of Allegiant or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) will be true and correct in all respects as of the date of the merger agreement and the closing date with the same force and effect as if made on and as of such date, except for any representation or warranty that is expressly made as of a specific date or time (which needs only be true and correct in all respects as of such date or time), except for such failures to be so true and correct that would not have an Allegiant material adverse effect;

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
•	each of Allegiant and Merger Sub will have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under the merger agreement;
•	since the date of the merger agreement, there will not have occurred a material adverse effect on Allegiant that is continuing; and
•	the receipt by Sun Country of a certificate executed by an executive officer of Allegiant certifying the satisfaction of the conditions described above.
Termination of the Merger Agreement
The merger agreement may be terminated by the mutual written consent of Allegiant and Sun Country at any time prior to the first effective time. In addition, each of Sun Country and Allegiant also have the right to terminate the merger agreement if:
•	any legal restraint in respect of the transactions contemplated by the merger agreement has become final and nonappealable;
•
prior to the receipt of each party’s stockholder approval, if a party’s board of directors or a committee thereof makes a change of recommendation (regardless of whether such change of recommendation was permitted under the terms of the merger agreement);

•
prior to the receipt of each party’s stockholder approval, if (i) a party’s board of directors has authorized such party to terminate the merger agreement in response to a superior proposal and (ii) concurrently with such termination, a definitive agreement with respect to such superior proposal is duly executed and delivered by such party and all other parties thereto;

•	the effective time of the merger has not occurred on or before the outside date (which outside date is subject to certain automatic extensions); and
•
(i) the required Sun Country stockholder approval has not been obtained at the Sun Country special meeting (including at any adjournment or postponement thereof) duly convened and concluded at which a vote on the merger agreement proposal was taken or (ii) the Allegiant stockholder approval has not been obtained at the Allegiant special meeting (including at any adjournment or postponement thereof) duly convened and concluded at which a vote on the share issuance proposal was taken.

The merger agreement may be terminated by Allegiant if: (i) any of the representations or warranties of Sun Country contained in the merger agreement is not, or fails after the date of the merger agreement to be, true and correct or there is a breach of any covenant or agreement of Sun Country contained in the merger agreement, in any case, that would result in the failure of the conditions to the obligation of Sun Country to effect the merger to be satisfied (assuming that, in the case of any representation or warranty that fails after the date of the merger agreement to be true and correct, the closing date is the date such representation or warranty ceased to be true and correct, as applicable), (ii) Allegiant has delivered to Sun Country written notice of such failure or breach and its intention to terminate the merger agreement pursuant to the terms described in this section and (iii) either such failure or breach is not capable of cure or, if curable, has not been cured prior to the earlier of (A) the outside date and (B) the 30th day following the delivery of such written notice to Sun Country.
The merger agreement may be terminated by Sun Country if: (i) any of the representations or warranties of Allegiant contained in the merger agreement is not, or fails after the date of the merger agreement to be, true and correct or there is a breach of any covenant or agreement of Allegiant contained in the merger agreement, in any case, that would result in the failure of the conditions to the obligation of Allegiant to effect the merger to be satisfied (assuming that, in the case of any representation or warranty that fails after the date of the merger agreement to be true and correct, the closing date is the date such representation or warranty ceased to be true and correct, as applicable), (ii) Sun Country has delivered to Allegiant written notice of such failure or breach and its intention to terminate the merger agreement pursuant to the terms described in this section and (iii) either such failure or breach is not capable of cure or, if curable, has not been cured prior to the earlier of (A) the outside date and (B) the 30th day following the delivery of such written notice to Allegiant.
Effect of Termination
In the event the merger agreement is terminated in accordance with the termination provisions in the merger agreement, the merger agreement will immediately become void and of no effect, and there will be no liability or obligation of

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Allegiant, Merger Subs or Sun Country or their affiliates, officers, managers, directors or representatives except (i) no such termination will relieve any party of its respective obligation to pay the termination fees described in “—Transaction Expenses and Termination Fees”, (ii) no such termination will relieve any party for liability for such party’s fraud or willful and material breach of any covenant or obligation contained in the merger agreement prior to its termination and (iii) certain other provisions of the merger agreement, including provisions with respect to the use of confidential information.
Transaction Expenses and Termination Fees
All fees and expenses incurred in connection with the preparation, negotiation and performance of the merger agreement and the consummation of the transactions contemplated by the merger agreement will be paid by the party incurring such expenses, whether or not the closing occurs (except in certain terminations as further set out in the paragraphs below and described in “Change of Recommendation and Match Rights” beginning on page 123) , except that each of Allegiant and Sun Country will be responsible for 50% of (i) the filing fee under the HSR Act and any fees for filings with respect to the other competition approvals, (ii) the filing or registration fees payable in connection with the filing with the SEC of the registration statement of which this joint proxy statement/prospectus forms a part, and (iii) the fees and expenses incurred by Allegiant or Sun Country in connection with printing and mailing of this joint proxy statement/prospectus (except for the fees and expenses payable to the parties’ respective outside counsel).
Termination Fees Payable by Sun Country
The merger agreement provides that Sun Country will pay Allegiant a termination fee in connection with a termination of the merger agreement under the following circumstances:
•
if Allegiant terminates the merger agreement because the Sun Country board makes a change of recommendation as described in “—Change of Recommendation and Match Rights” beginning on page 123, Sun Country will pay Allegiant a termination fee of $33,020,000 no later than three business days after the date of such termination;

•
if Sun Country terminates the merger agreement because, prior to the receipt of the Allegiant stockholder approval, (i) the Sun Country board has authorized Sun Country to terminate the merger agreement in response to a superior proposal and (ii) concurrently with such termination, Sun Country executes a definitive agreement with respect to such superior proposal, Sun Country will pay Allegiant a termination fee of $33,020,000 prior to or concurrently with such termination;

•
if Allegiant or Sun Country terminates the merger agreement because (i) the required Sun Country stockholder approval has not been obtained at the Sun Country special meeting or (ii) the Allegiant stockholder approval has not been obtained at the Allegiant special meeting and, at the time of such termination, Allegiant would have been entitled to terminate the merger agreement because the Sun Country board makes a change of recommendation as described in “—Change of Recommendation and Match Rights” beginning on page 123, Sun Country will pay Allegiant a termination fee of $33,020,000 no later than three business days after the date of such termination;

•
if Allegiant or Sun Country terminates the merger agreement because the required Sun Country stockholder approval has not been obtained at the Sun Country special meeting and, at the time of such termination, Allegiant would not have been entitled to terminate the merger agreement because the Sun Country board makes a change of recommendation as described in “—Change of Recommendation and Match Rights” beginning on page 123, Sun Country will pay Allegiant for all documented out-of-pocket fees and expenses incurred or paid by or on behalf of Allegiant and its affiliates in connection with the merger agreement and the transactions contemplated thereby, including, in each case, all documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accounting firms, outside experts and consultants, not to exceed $11,000,000 (which we refer to as Allegiant expenses), no later than two business days after Allegiant sends an invoice to Sun Country; and

•
if (i) (A) Sun Country or Allegiant terminates the merger agreement because the required Sun Country stockholder approval has not been obtained at the Sun Country special meeting and, at the time of such termination, Allegiant would not have been entitled to terminate the merger agreement because the Sun Country board makes a change of recommendation as described in “—Change of Recommendation and Match Rights” beginning on page 123, or (B) Allegiant terminates the merger because Sun Country breached

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
certain of its obligations with respect to no solicitation and a change of recommendation, (ii) prior to the date of the Sun Country special meeting, any acquisition proposal is made known to the Allegiant board or publicly announced by the person making the acquisition proposal and not withdrawn (either privately or, in the case of a public acquisition proposal, publicly) at least 10 business days prior to the Allegiant special meeting and (iii) within nine months after the date of such termination, Sun Country enters into an alternative acquisition agreement for, or consummates, such acquisition proposal, and such alternative acquisition agreement is ultimately consummated, then Sun Country will pay to Allegiant an amount in cash equal to $33,020,000 minus the amount of any Allegiant expenses.
Termination Fees Payable by Allegiant
The merger agreement provides that Allegiant will pay Sun Country a termination fee in connection with a termination of the merger agreement under the following circumstances:
•
if Sun Country terminates the merger agreement because the Allegiant board makes a change of recommendation as described in “—Change of Recommendation and Match Rights” beginning on page 123, Allegiant will pay Sun Country a termination fee of $52,230,000 no later than three business days after the date of such termination;

•
if Allegiant terminates the merger agreement because prior to the receipt of the Sun Country stockholder approval, (i) the Allegiant board has authorized Allegiant to terminate the merger agreement in response to a superior proposal and (ii) concurrently with such termination, Allegiant enters into a definitive agreement with respect to such superior proposal, Allegiant will pay Sun Country a termination fee of $52,230,000 prior to or concurrently with such termination;

•
if Sun Country or Allegiant terminates the merger agreement because (i) the required Sun Country stockholder approval has not been obtained at the Sun Country special meeting or (ii) the Allegiant stockholder approval has not been obtained at the Allegiant special meeting and, at the time of such termination, Sun Country would have been entitled to terminate the merger agreement because the Allegiant board makes a change of recommendation as described in “—Change of Recommendation and Match Rights” beginning on page 123, Allegiant will pay Sun Country a termination fee of $52,230,000 no later than three business days after the date of such termination;

•
if the merger agreement is terminated because (i) there is a final, non-appealable law or order prohibiting the consummation of the transactions relating to HSR clearance, or (ii) the effective time of the merger has not occurred on or before the outside date (which outside date is subject to certain automatic extensions), and at the time of any such termination, (A) the parties failed to obtain the expiration or termination of the waiting period under the HSR act and (B) all other conditions to closing have been satisfied or waived, other than those conditions that by their nature are to be satisfied at the closing, Allegiant will pay Sun Country a termination fee of $30,000,000 no later than three business days after the date of such termination;

•
if Sun Country or Allegiant terminates the merger agreement because the Allegiant stockholder approval has not been obtained at the Allegiant special meeting and, at the time of such termination, Sun Country would not have been entitled to terminate the merger agreement because the Allegiant board makes a change of recommendation as described in “—Change of Recommendation and Match Rights” beginning on page 123, Allegiant will pay Sun Country for all documented out-of-pocket fees and expenses incurred or paid by or on behalf of Sun Country and its affiliates in connection with the merger agreement and the transactions contemplated thereby, including, in each case, all documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accounting firms, outside experts and consultants, not to exceed $11,000,000 (which we refer to as Sun Country expenses);

•
if Sun Country or Allegiant terminates the merger agreement because (i) (A) the Allegiant stockholder approval has not been obtained at the Allegiant special meeting and, at the time of such termination, Sun Country would not have been entitled to terminate the merger agreement because the Allegiant board makes a change of recommendation as described in “—Change of Recommendation and Match Rights” beginning on page 123, or (B) Sun Country terminates the merger agreement because Allegiant breached certain of its obligations with respect to no solicitation or a change of recommendation, (ii) prior to the date of the Allegiant special meeting, any acquisition proposal is made known to the Allegiant board or publicly announced by the person making the acquisition proposal and not withdrawn (either privately or, in the case of a public

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
acquisition proposal, publicly) at least 10 business days prior to the Allegiant special meeting and (iii) within nine months after the date of such termination, Allegiant enters into an alternative acquisition agreement for, or consummates, such acquisition proposal, and such alternative acquisition agreement is ultimately consummated, then Allegiant will pay to Sun Country an amount in cash equal to the difference $52,230,000, minus the amount of any Sun Country expenses.
Specific Performance
Each of Sun Country, on the one hand, and Allegiant and Merger Subs, on the other hand, agreed not to raise any objection to the availability of the equitable remedy of specific performance in accordance with and subject to the limitations set forth in the merger agreement or to specifically enforce the terms and provisions of the merger agreement on the basis that there is adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or in equity. Each party further agreed that no other party or any other person will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy, and each party irrevocably waived any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each party further agreed that by seeking the remedies described above, a party will not in any respect waive its right to seek at any time any other form of relief that may be available to a party under the merger agreement, and no party is required to institute any proceeding for (or limit any party’s rights to institute any proceeding for) specific performance prior to or as a condition to exercising any termination right, nor will the commencement of any proceeding restrict or limit any party’s right to terminate the merger agreement in accordance with its terms.
Third-Party Beneficiaries
The merger agreement is not intended to confer upon any person other than the parties thereto any rights or remedies, except:
•
from and after the first effective time, for the rights of the holders of Sun Country common stock to receive the merger consideration, any cash in lieu of fractional shares, and any dividends or other distributions, and the rights of holders of Sun Country equity awards to receive consideration in accordance with the terms and conditions of the merger agreement;

•	for the provisions of the merger agreement relating to indemnification, insurance, and exculpation from liability for the directors and officers of Sun Country;
•	for the provisions of the merger agreement relating to acquisition financing sources for the acquisition financing related parties; and
•
for the rights of Allegiant, on behalf of Allegiant stockholders (each of which is a third-party beneficiary of the merger agreement to the extent necessary for the right of specific performance to be enforceable), and Sun Country, on behalf of Sun Country stockholders (each of which is a third-party beneficiary of the merger agreement to the extent necessary for the right of specific performance to be enforceable), to pursue specific performance (or, if specific performance is not sought or granted as a remedy, seek damages) in the event of fraud or willful and material breach of the merger agreement in accordance with the terms and conditions of the merger agreement (it being understood that no stockholder of Allegiant or Sun Country will be entitled to enforce any of their rights, or any of the parties’ obligations, under the merger agreement directly in the event of any such breach, but rather each of Allegiant and Sun Country, as agents for their applicable stockholders, will have the sole and exclusive right to do so in their sole and absolute discretion).

Amendment; Extension; Waiver
The merger agreement may be amended, changed and supplemented in any and all respects, whether before or after obtaining the stockholder approvals, only by the written agreement of the parties, except that, after receipt of the Sun Country stockholder approval or the Allegiant stockholder approval, no amendment may be made which, by law or in accordance with the rules of any relevant stock exchange, requires further approval by the holders of the Sun Country common stock or the holders of the Allegiant common stock, as applicable, without obtaining such further approval.
Prior to the first effective time, Allegiant and Merger Subs, on the one hand, and Sun Country, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any breaches of the other party and (iii) waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Assignment
The merger agreement may not be assigned by any party to the merger agreement, by operation of law or otherwise, without the prior written consent of the other parties. However, each of Allegiant and either Merger Sub may assign its rights, but not its obligations, under the merger agreement to any financing source.
Governing Law
The merger agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware, except that matters relating to the fiduciary duties of the Allegiant board and matters that are specifically required by the NLLCA in connection with the second merger will be governed by the laws of the State of Nevada.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
ALLEGIANT PROPOSALS
Proposal 1: The Share Issuance Proposal
(Proposal 1 on Allegiant Proxy Card)
Allegiant stockholders are being asked to consider and vote on the share issuance proposal, a proposal to approve the issuance of shares of Allegiant common stock pursuant to the merger agreement. For a summary and detailed information regarding the share issuance proposal, see the information about the proposed transactions and the merger agreement throughout this joint proxy statement/prospectus, including the information set forth in sections entitled “The Proposed Transactions” beginning on page 54 and “The Merger Agreement” beginning on page 113. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.
Under Nasdaq Rule 5635(a), a Nasdaq-listed company is required to obtain stockholder approval prior to the issuance of shares of common stock in connection with the acquisition of another company if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock or voting power outstanding before such issuance of shares.
The number of shares of Allegiant common stock issuable as consideration for the mergers is expected to exceed the abovementioned threshold. At the effective time of the first merger, each outstanding share of Sun Country common stock (except for shares held in the treasury of Sun Country, all shares owned of record by Allegiant, Merger Sub 1, Merger Sub 2 or any of their respective wholly owned subsidiaries, and dissenting shares) will be converted into the right to receive the merger consideration (i.e., the per-share cash consideration of $4.10 in cash, without interest, and the per-share stock consideration of 0.1557 fully paid and nonassessable shares of Allegiant common stock). If the first merger is completed, it is currently estimated that Allegiant will issue or reserve for issuance approximately [ ] million shares of Allegiant common stock in connection with the first merger, which will exceed 20% of the shares of Allegiant common stock outstanding before such issuance.
Approval of the share issuance proposal by Allegiant stockholders is required to complete the proposed transactions. If the share issuance proposal is not approved, the mergers will not be completed.
If you sign and return a proxy and do not indicate how you wish to vote on any proposal, your shares will be voted in favor of the share issuance proposal.
The affirmative vote of the holders of a majority of the votes cast by the shares of Allegiant common stock represented and entitled to vote thereon at the Allegiant special meeting, as required by Nasdaq Rule 5635, will be required to approve the share issuance proposal (assuming a quorum is present).
THE ALLEGIANT BOARD UNANIMOUSLY RECOMMENDS THAT ALLEGIANT STOCKHOLDERS VOTE “FOR” THE SHARE ISSUANCE PROPOSAL.
Proposal 2: The Allegiant Adjournment Proposal
(Proposal 2 on Allegiant Proxy Card)
Allegiant stockholders are being asked to consider and vote on the Allegiant adjournment proposal, a proposal that will give the Allegiant board authority to adjourn the Allegiant special meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes to approve the share issuance proposal at the time of the Allegiant special meeting or any adjournment or postponement thereof. If the Allegiant adjournment proposal is approved, the Allegiant special meeting could be adjourned to any date. Allegiant could adjourn the Allegiant special meeting and any adjourned session of the Allegiant special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Allegiant stockholders who have previously voted.
If the Allegiant special meeting is adjourned, Allegiant stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the approval and adoption of the share issuance proposal but do not indicate a choice on the Allegiant adjournment proposal, your shares will be voted in favor of the Allegiant adjournment proposal. If you indicate, however, that you wish to vote against the share issuance proposal, your shares of Allegiant common stock will only be voted in favor of the Allegiant adjournment proposal if you indicate that you wish to vote in favor of the Allegiant adjournment proposal.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
The affirmative vote of the holders of a majority of the votes cast by the shares of Allegiant common stock represented and entitled to vote thereon at the Allegiant special meeting will be required to approve the Allegiant adjournment proposal (whether or not a quorum is present).
THE ALLEGIANT BOARD UNANIMOUSLY RECOMMENDS THAT ALLEGIANT STOCKHOLDERS VOTE “FOR” THE ALLEGIANT ADJOURNMENT PROPOSAL.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
SUN COUNTRY PROPOSALS
Proposal 1: The Merger Agreement Proposal
(Proposal 1 on Sun Country Proxy Card)
Sun Country stockholders are being asked to consider and vote on the merger agreement proposal, a proposal to adopt the merger agreement and the proposed transactions. For a summary and detailed information regarding the merger agreement proposal, see the information about the mergers and the merger agreement throughout this joint proxy statement/prospectus, including the information set forth in sections entitled “The Proposed Transactions” beginning on page 54 and “The Merger Agreement” beginning on page 113. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.
Approval of the merger agreement proposal by Sun Country stockholders is required to complete the proposed transactions. If the merger agreement proposal is not approved, the mergers will not be completed.
The approval of the merger agreement proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Sun Country common stock entitled to vote thereon at the Sun Country special meeting, assuming a quorum is present.
The Sun Country board unanimously recommends that Sun Country stockholders vote “FOR” the merger agreement proposal.
Proposal 2: The Merger-Related Compensation Proposal
(Proposal 2 on Sun Country Proxy Card)
Sun Country stockholders are being asked to consider and vote, on an advisory (non-binding) basis, on the merger-related compensation proposal, a proposal to approve the compensation that may be paid or become payable to the named executive officers of Sun Country in connection with the proposed transactions, as discussed in “The Proposed Transactions—Interests of Directors and Executive Officers in the Proposed Transactions—Interests of Sun Country Directors and Executive Officers in the Proposed Transactions,” including the footnotes to the table and the associated narrative discussion.
The Sun Country board unanimously recommends that Sun Country stockholders approve the following resolution:
“RESOLVED, that the compensation that may be paid or become payable to the named executive officers of Sun Country in connection with the mergers, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the joint proxy statement/prospectus entitled “The Proposed Transactions—Interests of Directors and Executive Officers in the Proposed Transactions—Interests of Sun Country Directors and Executive Officers in the Proposed Transactions” including the footnotes to the table and the associated narrative discussion, and the agreements and plans pursuant to which such compensation may be paid or become payable, is hereby APPROVED.”
The vote on the merger-related compensation proposal is a vote separate and apart from the votes to approve the other proposals being presented at the Sun Country special meeting and is not a condition to the closing. Accordingly, you may vote to approve the merger agreement proposal and vote not to approve the merger-related compensation proposal and vice versa. Because the vote on the merger-related compensation proposal is advisory only, it will not be binding on Sun Country or Allegiant. Accordingly, if the merger agreement is approved and the mergers are completed, the merger-related compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the merger-related compensation proposal.
The approval of the merger-related compensation proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Sun Country common stock present in person or represented by proxy at the Sun Country special meeting and entitled to vote thereon at the Sun Country special meeting, assuming a quorum is present; however, such vote is non-binding and advisory only.
The Sun Country board unanimously recommends that Sun Country stockholders vote “FOR” the merger-related compensation proposal.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Proposal 3: The Sun Country Adjournment Proposal
(Proposal 3 on Sun Country Proxy Card)
Sun Country stockholders are being asked to consider and vote on the Sun Country adjournment proposal, which will give the Sun Country board authority to adjourn the Sun Country special meeting from time to time, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes to approve the merger agreement proposal at the time of the Sun Country special meeting or any adjournment or postponement thereof. If the Sun Country adjournment proposal is approved, the Sun Country special meeting could be adjourned to any date. Sun Country could adjourn the Sun Country special meeting and any adjourned session of the Sun Country special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Sun Country stockholders who have previously voted.
If the Sun Country special meeting is adjourned, Sun Country stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the merger agreement proposal but do not indicate a choice on the Sun Country adjournment proposal, your shares will be voted in favor of the Sun Country adjournment proposal.
The vote on the Sun Country adjournment proposal is separate and apart from the votes to approve the other proposals being presented at the Sun Country special meeting and is not a condition to the closing.
The approval of the Sun Country adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Sun Country common stock present in person or represented by proxy at the Sun Country special meeting and entitled to vote on the Sun Country adjournment proposal, whether or not there is a quorum.
The Sun Country board unanimously recommends that Sun Country stockholders vote “FOR” the Sun Country adjournment proposal.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
DESCRIPTION OF ALLEGIANT CAPITAL STOCK
This section of the joint proxy statement/prospectus summarizes the material terms of Allegiant’s capital stock that will be in effect if the closing occurs. You are encouraged to read the Allegiant articles of incorporation and the Allegiant bylaws, each of which is filed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part and incorporated herein by reference, for greater detail on the provisions that may be important to you. All references within this section to “common stock” mean Allegiant common stock unless otherwise noted.
Authorized Capital Stock of Allegiant
The Allegiant articles of incorporation provide that the total number of shares of capital stock which may be issued by Allegiant is 105,000,000, consisting of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.
As of [  ], 2026, there were outstanding:
•	[ ] shares of Allegiant common stock; and
•	no shares of Allegiant preferred stock.
Dividends
Subject to the rights of holders of any preferred stock which may be issued, the holders of common stock are entitled to receive dividends when, as and if declared by the Allegiant board out of any legally available funds.
Voting Rights
The holders of common stock are entitled to one vote on each matter submitted for their vote at any meeting of Allegiant stockholders for each share of common stock held as of the record date for the meeting, including the election of directors. Holders of Allegiant common stock do not have cumulative voting rights.
Except (i) for the elections of directors (as described below) and (ii) as otherwise provided by the rights and preferences of any class or series of stock authorized by the Allegiant board or under applicable law or stock exchange rules, the affirmative vote of the holders of a majority of the total number of votes cast of Allegiant capital stock represented at a duly held meeting and entitled to vote on a matter is required in order to approve such matter.
Election of Directors
Pursuant to the Allegiant bylaws, each director is elected by the vote of a majority of the votes cast with respect to the director’s election at any meeting of stockholders for the election of directors at which a quorum is present, except that if, as of the 10th day preceding the date the notice of the meeting is first sent to Allegiant’s stockholders, the number of nominees exceeds the number of directors to be elected, the directors are elected by the vote of a plurality of the shares represented in person or by proxy at such meeting and entitled to vote on the election of directors.
Nominating Directors
A stockholder or a group of stockholders, that has continuously owned at least 5% of the common stock for at least three years, may nominate and include in the proxy materials a number of directors not to exceed 20% of the number of directors then in office (or at least one, if 20% is less than one), provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the Allegiant bylaws. Nominations by stockholders must be preceded by notification in writing received by the Secretary of Allegiant not less than 120 days prior to any meeting of stockholders called for the election of directors, and must include the information required by the bylaws and applicable securities laws. See also “—Director nominations under Allegiant’s proxy access bylaw” beginning on page 154 for further information on the process by which stockholders may nominate candidates for election to the Allegiant board at a meeting of Allegiant stockholders.
Special Meetings of Stockholders
The Allegiant bylaws provide that a special meeting of the stockholders may be called by the Chairman of the Board, the Chief Executive Officer, or by a majority of the Allegiant board in office, and may be called by the Secretary upon written request by one or more stockholders of record that, at the time a request is delivered, collectively own at least

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
25% of all of the shares of Allegiant common stock entitled to vote at the proposed special meeting, subject to compliance with the requirements set forth in the bylaws. The business transacted at any special meeting is limited to the purpose(s) stated in the valid special meeting request and any additional matters that the Allegiant board determines to include in Allegiant’s notice of the meeting.
If a request for a special meeting involves the nomination of one or more directors, the Allegiant bylaws require that the nominating stockholder(s) provide additional information, including any information required by the applicable securities laws, regarding each stockholder nominee.
Advance Notice Requirements
The Allegiant bylaws include provisions applicable to certain stockholder activities, including the submission of binding stockholder proposals, nominating candidates to serve as directors at annual meetings of stockholders, and submission of other matters to be considered at the annual meeting of stockholders.
Generally, a timely notice regarding the submission of binding stockholder proposals, director nominees, and other business to be considered at an annual meeting of stockholders (other than non-binding proposals submitted pursuant to, and in compliance with, Rule 14a-8 of the Exchange Act) must be delivered to the Secretary at Allegiant’s principal executive offices not less than 120 days prior to the date of the meeting of stockholders.
In addition to timely notice, stockholders must satisfy the applicable provisions of the NRS and the Allegiant bylaws, including (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and address, as they appear on Allegiant’s books, of the stockholder proposing such business, and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (iii) the class and number of shares of Allegiant common stock which are owned beneficially and of record by such stockholder of record and by the beneficial owner, if any, on whose behalf the proposal is made, and (iv) any material interest of such stockholder of record and the beneficial owner, if any, on whose behalf the proposal is made in such business. If the stockholder submission involves the nomination of one or more directors for consideration at the annual meeting, the Allegiant bylaws require that the nominating stockholder(s) provide additional information, including any information required by the applicable securities laws, regarding each stockholder nominee.
Liquidation Rights
Any preferred stock would be senior to the common stock as to distributions upon Allegiant’s voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up. After distribution in full of the preferential amounts to be distributed to holders of preferred stock, holders of common stock will be entitled to receive all of Allegiant’s remaining assets available for distribution to stockholders ratably in proportion to the numbers of shares held by them, respectively, in the event of voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up.
Stockholder Action by Written Consent
As permitted by NRS Section 228 78.320, any action required or permitted to be taken at a meeting of the stockholders can be taken without a meeting if documented by one or more written consents signed by persons who would be entitled to vote at such meeting and who collectively own Allegiant shares having the voting power to cast not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all stockholders entitled to vote were present and voted.
Limited Ownership and Voting by Foreign Owners
To comply with restrictions imposed by federal law on foreign ownership and control of U.S. airlines, Allegiant’s articles of incorporation and bylaws restrict ownership, voting, and control of shares of Allegiant’s capital stock by non-U.S. citizens. The restrictions imposed by federal law and DOT policy require that Allegiant be owned and controlled by U.S. citizens; that no more than 25% of Allegiant’s voting stock be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens, as defined in 49 U.S.C. § 40102(a)(15); that Allegiant be under the actual control of U.S. citizens; and that the voting rights of shares owned or controlled by non-U.S. citizens in excess of the permitted percentage are automatically suspended. The Allegiant bylaws provide for the maintenance of a separate “Foreign Stock Record” for shares known to be owned or controlled by non-U.S. citizens, and require non-U.S. citizens to register their shares on such record. In no event shall shares in excess of the permitted percentage be entered on the Foreign Stock Record, and if the number of shares registered on the Foreign Stock Record exceeds the

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
permitted percentage, shares will be removed in reverse chronological order based on the date of registration until the number of shares registered does not exceed the permitted percentage. If at any time the number of shares known to be owned or controlled by non-U.S. citizens exceeds the permitted percentage, the voting rights of such shares not registered on the Foreign Stock Record are automatically suspended. The corporation may require holders of record or beneficial owners to certify their citizenship status, and in the absence of such certification, may presume that the shares are owned or controlled by non-U.S. citizens.
Miscellaneous
The common stock is not redeemable, has no preemptive or conversion rights and is not liable for further assessments or calls. All outstanding shares of Allegiant common stock are fully paid and nonassessable.
Nasdaq Listing
Allegiant common stock is listed on Nasdaq under the symbol “ALGT.”
Transfer Agent and Registrar
Broadridge Financial Solutions Inc. is the transfer agent and registrar for the common stock.
Descriptions of the Allegiant articles of incorporation, Allegiant bylaws, and sections of the NRS are summaries only. You should review and rely on the actual and effective Allegiant articles of incorporation, Allegiant bylaws, and sections of the NRS.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
COMPARISON OF RIGHTS OF STOCKHOLDERS OF ALLEGIANT AND SUN COUNTRY
Allegiant is incorporated under the laws of the State of Nevada and Sun Country is incorporated under the laws of the State of Delaware. Allegiant will continue to be a Nevada corporation following the completion of the mergers and will be governed by the NRS.
Upon completion of the first merger, Sun Country stockholders immediately prior to the first effective time with shares converting into the right to receive the merger consideration will become Allegiant stockholders. The rights of the former Sun Country stockholders and the Allegiant stockholders will thereafter be governed by the NRS and by the Allegiant articles of incorporation and Allegiant bylaws.
The following description summarizes the material differences between the rights of the stockholders of Allegiant and Sun Country, but the following is not a complete statement of all those differences or a complete description of the specific provisions referred to in this summary. Stockholders should read carefully the relevant provisions of the NRS and the respective articles of incorporation and bylaws of Allegiant and Sun Country. For more information on how to obtain the documents that are not attached to this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 157.

	Rights of Allegiant Stockholders	Rights of Sun Country Stockholders
Authorized Capital Stock	The authorized capital stock of Allegiant consists of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.	The authorized capital stock of Sun Country consists of 995,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Voting Rights
The Allegiant bylaws provide that the holders of Allegiant common stock are entitled to one vote per share of Allegiant common stock on all matters submitted to a vote of Allegiant’s stockholders. The Allegiant articles of incorporation authorize the issuance of preferred stock with voting rights, but no shares of preferred stock have been designated or are outstanding.

The Sun Country certificate of incorporation provides that the holders of Sun Country common stock are entitled to one vote per share of Sun Country common stock on all matters submitted to a vote of Sun Country’s stockholders. The Sun Country certificate of incorporation authorizes the issuance of preferred stock with voting rights, but no shares of preferred stock have been designated or are outstanding.

Special Meetings of Stockholders
The Allegiant bylaws provide that a special meeting of stockholders may be called by (i) the Chairman of the Allegiant board, (ii) the Chief Executive Officer of Allegiant, (iii) a majority of the Allegiant board in office and (iv) the Secretary of Allegiant upon written request by one or more stockholders of record that, at the time a request is delivered, collectively own at least 25% of all of the shares of Allegiant common stock entitled to vote at the proposed special meeting, and subject to compliance with certain procedures set forth in the bylaws. The business transacted at any special meeting is limited to the purpose(s) stated in the valid special meeting request and any additional matters that the Allegiant

The Sun Country certificate of incorporation and bylaws provide that special meetings of Sun Country’s stockholders may be called by (i) the Chairman of the Sun Country board, at any time or (ii) the Secretary of Sun Country at the direction of a majority of the directors then in office, at any time. Business transacted at any special meeting of stockholders is limited to the purpose or purposes stated in the notice of meeting.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

	Rights of Allegiant Stockholders	Rights of Sun Country Stockholders
board determines to include in Allegiant’s notice of the meeting.

Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors
The Allegiant bylaws allow stockholders to propose business to be brought before an annual meeting who (i) are stockholders of record on the date of notice, (ii) are entitled to vote at such meeting, (iii) meet the requirements of Rule 14a-8 promulgated under the Exchange Act, and (iv) deliver notice of such proposal to Allegiant not less than 120 days prior to the date of the meeting (other than proposals included in the notice of meeting pursuant to Rule 14a-8 promulgated under the Exchange Act).

In addition, a stockholder or a group of stockholders, that has continuously owned at least 5% of Allegiant’s common stock for at least three years, may nominate and include in Allegiant’s proxy materials a number of directors not to exceed 20% of the number of directors then in office (or at least one, if 20% is less than one). Nominations by stockholders must be preceded by notification in writing received by the Secretary of Allegiant not less than 120 days prior to any meeting of stockholders called for the election of directors.

Under the Allegiant bylaws, stockholders who wish to bring a matter before a meeting or submit candidates for nomination as directors must also meet certain requirements, provide Allegiant with certain information, and, if applicable, provide certain agreements and undertakings.

The Sun Country bylaws allow stockholders to propose business to be brought before an annual meeting who are record holders on the date of notice and entitled to vote at such meeting.

Such proposals (other than proposals included in the notice of meeting pursuant to Rule 14a-8 promulgated under the Exchange Act) and nominations, however, may be brought only by a stockholder who has given timely notice in proper written form to Sun Country’s Secretary prior to the meeting.

In connection with an annual meeting, to be timely, a stockholder’s notice must be delivered to Sun Country’s Secretary not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting, except that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by Sun Country.

Under the Sun Country bylaws, a stockholder who wishes to bring a matter before a meeting or submit candidates for nomination as directors must also meet certain requirements, provide Sun Country with certain information, and, if applicable, provide certain agreements and undertakings.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

	Rights of Allegiant Stockholders	Rights of Sun Country Stockholders
Number of Directors	The Allegiant bylaws currently provide that the number of directors will be fixed at eight directors, and will be amended to permit the three Sun country directors pursuant to the merger agreement.
The Sun Country certificate of incorporation and Sun Country bylaws provide that the number of directors will be fixed from time to time by the Sun Country board but in no event will it consist of less than three nor more than fifteen directors. At present, Sun Country has eight directors.

Election of Directors
The Allegiant bylaws provide that each director nominee is elected by the vote of a majority of the votes cast with respect to such nominee at any meeting for the election of directors at which a quorum is present, except if, as of the 10th day preceding the date the notice of such meeting is first sent to Allegiant’s stockholders, the number of nominees exceeds the number of directors to be elected, the director nominees will be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote thereon.

Allegiant does not have a classified board and each director is elected annually.

The Sun Country bylaws provide that at all meetings of the stockholders at which director nominees are to be elected and a quorum is present, a plurality of the votes cast by stockholders entitled to vote for the election of such director nominees will be sufficient to elect such nominees.

Sun Country’s directors are divided into three classes designated Class I, Class II and Class III, with each class serving a three-year term and consisting, as nearly as practicable, of one-third of the total number of directors constituting the entire Sun Country board of directors.

Removal of Directors
The NRS provides that a director may be removed from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote thereon.

The Sun Country certificate of incorporation provides that, subject to certain exceptions, directors may be removed with or without cause by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding shares of Sun Country stock entitled to vote thereon.

Limitation on Liability of Directors
The Allegiant articles of incorporation provide that the personal liability of directors is eliminated to the fullest extent permitted by the NRS.

The NRS provides that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless (i) the director or officer has failed to act in an informed basis with a view to the interests of the corporation, (ii) such failure results in a breach of his or her

The Sun Country certificate of incorporation provides that, to the fullest extent permitted by the DGCL, a director of Sun Country will not be personally liable to Sun Country or its stockholders for monetary damages for breach of a fiduciary duty owed to Sun Country or its stockholders.

Under Section 102(b)(7) of the DGCL, a certificate of incorporation may eliminate or limit the liability of a director or certain officers for monetary damages, so long as it does not eliminate or limit the liability of a director or

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

	Rights of Allegiant Stockholders	Rights of Sun Country Stockholders
fiduciary duties, and (iii) such breach involved intentional misconduct, fraud or a knowing violation of law.
officer (i) for any breach of the director or officer’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (i.e., for unlawful payment of dividends or unlawful purchase or redemption of stock), or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers
The Allegiant bylaws require that Allegiant indemnify its directors and officers in certain circumstances, including (i) if such person acted in good faith and in a manner he or she believed to be in or not opposed to the best interests of Allegiant and, in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful, and (ii) with respect to any employee benefit plan for a purpose he or she believed in good faith to be in the interests of the participants in and beneficiaries of the plan (subject to meeting the criteria described in clause (i)).

Allegiant is not required to indemnify any director or officer in connection with any proceeding in which such director or officer was adjudged liable to Allegiant by a court of competent jurisdiction.

The right to indemnification includes the right to be paid or reimbursed for the reasonable expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition, subject to such indemnitee providing a written undertaking to Allegiant to repay any advances if it is ultimately determined that he or she is not entitled to any indemnification pursuant to Allegiant’s articles of incorporation or otherwise.

The Sun Country certificate of incorporation provides that Sun Country will, to the fullest extent permitted by law, indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in action by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of Sun Country or otherwise serving at the request of Sun Country as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by Sun Country.

The right to indemnification includes the right to be paid by Sun Country the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition, subject to such indemnitee providing a written undertaking to Sun Country to repay any advances if it is ultimately determined that he or she is not entitled to any indemnification pursuant to the Sun Country certificate of incorporation or otherwise.

Amendments to Articles of Incorporation	Under the NRS, an amendment to Allegiant’s articles of incorporation generally requires (i) the approval of the Allegiant board and (ii) the approval of	Under the DGCL, an amendment to the Sun Country certificate of incorporation generally requires (i) the approval of the Sun Country board, (ii) the approval of a

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

	Rights of Allegiant Stockholders	Rights of Sun Country Stockholders

stockholders holding shares in the corporation representing at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series.

majority of the voting power of the then-outstanding shares entitled to vote upon the proposed amendment, and (iii) the approval of the holders of a majority of the then-outstanding shares of each class entitled to vote thereon as a class, if any.

In addition, the Sun Country certificate of incorporation provides that the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of stock entitled to vote thereon, voting together as a single class, is required to amend certain specified provisions of the Sun Country certificate of incorporation.

Amendments to Bylaws	Except as prohibited by law, the Allegiant bylaws may be amended at any meeting of the Allegiant board by the affirmative vote of a majority of the directors.
The Sun Country bylaws may be amended or repealed, in whole or in part, by (i) by an action of the Sun Country board (without any action by Sun Country’s stockholders) or (ii) the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of stock entitled to vote thereon, voting together as a single class.

State Anti-Takeover Provisions
NRS Sections 78.411 through 78.444 generally prohibit certain transactions between a Nevada corporation and an “interested stockholder.” However, these restrictions do not apply if, among other things, Allegiant’s articles of incorporation contain a provision expressly electing not to be governed by such provisions. The Allegiant articles of incorporation do not contain this election. As a result, Allegiant is subject to the provisions of NRS Sections 78.411 through 78.444, and the statutory restrictions on business combinations with interested stockholders apply.

Section 203 of the DGCL generally prohibits certain transactions between a Delaware corporation and an “interested stockholder.” However, these restrictions do not apply if, among other things, the Sun Country certificate of incorporation contains a provision expressly electing not to be governed by Section 203 of the DGCL. The Sun Country certificate of incorporation expressly elects not to be governed by Section 203 of the DGCL. As a result, Sun Country is not subject to the provisions of Section 203, and the statutory restrictions on business combinations with interested stockholders do not apply.

Limited Ownership and Voting by Foreign Owners
To comply with restrictions imposed by federal law on foreign ownership and control of U.S. airlines, Allegiant’s articles of incorporation and bylaws contain certain restrictions with respect to the ownership, voting, and control of shares of Allegiant’s capital stock by non-U.S. citizens.

To comply with restrictions imposed by federal law on foreign ownership and control of U.S. airlines, the Sun Country certificate of incorporation and bylaws contain certain restrictions with respect to the ownership, voting, and control of shares of Sun Country’s capital stock by non-U.S. citizens.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

	Rights of Allegiant Stockholders	Rights of Sun Country Stockholders
Stockholder Rights Plan	Allegiant does not have a stockholder rights plan.	Sun Country does not have a stockholder rights plan.

Exclusive Forum	None of the (i) Allegiant articles of incorporation, (ii) Allegiant bylaws, or (iii) NRS contain an exclusive forum provision.
The Sun Country certificate of incorporation provides that, unless Sun Country consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Sun Country, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of Sun Country, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Sun Country certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim against Sun Country or any director or officer of Sun Country governed by the internal affairs doctrine.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ALLEGIANT
The following table sets forth the beneficial ownership of Allegiant common stock as of [ ], 2026 (or such other date indicated in the footnotes below), by:
•	each person, or group of affiliated persons, who Allegiant knows to beneficially own more than 5% of Allegiant common stock;
•	each of Allegiant’s named executive officers for fiscal year 2025;
•	each of Allegiant’s current directors; and
•	all of Allegiant’s current directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each person or entity named in the table below is [ ]. Each stockholder’s percentage ownership in the table below is based on [ ] shares of Allegiant common stock issued and outstanding as of [ ], 2026.

Shares of Common Stock Beneficially Owned
	Number	Percent
5% Stockholders
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
Named Executive Officers and Directors
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
All current directors and executive officers as a group ([ ] persons)	[ ]	[ ]%

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SUN COUNTRY
The following table sets forth the beneficial ownership of Sun Country common stock as of [ ], 2026 (or such other date indicated in the footnotes below), by:
•	each person, or group of affiliated persons, who Sun Country knows to beneficially own more than 5% of Sun Country common stock;
•	each of Sun Country’s named executive officers for fiscal year 2025;
•	each of Sun Country’s current directors; and
•	all of Sun Country’s current directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each person or entity named in the table below is [ ]. Each stockholder’s percentage ownership in the table below is based on [ ] shares of Sun Country common stock issued and outstanding as of [ ], 2026.

Shares of Common Stock Beneficially Owned
	Number	Percent
5% Stockholders
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
Named Executive Officers and Directors
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
All current directors and executive officers as a group ([ ] persons)	[ ]	[ ]%

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
LEGAL MATTERS
The validity of the Allegiant common stock to be issued in the first merger will be passed upon by Robert B. Goldberg, Senior Vice President, Senior Counsel, of Allegiant.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
EXPERTS
Allegiant
[To be provided in a future filing]
Sun Country
[To be provided in a future filing]

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
DATES FOR SUBMISSION OF STOCKHOLDER PROPOSALS FOR 2026 ANNUAL MEETING
Allegiant
Proposals for inclusion in Allegiant’s 2026 proxy materials pursuant to SEC Rule 14a-8: Allegiant currently expects to hold its 2026 annual meeting of stockholders in June 2026 and to mail proxy materials in May 2026. To be eligible for inclusion in Allegiant’s proxy statement for the 2026 annual meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals must have been received at Allegiant’s principal executive offices at 1201 N. Town Center Drive, Las Vegas, Nevada 89144, Attention: Robert Goldberg, Secretary, not later than January 8, 2026.
Director nominations under Allegiant’s proxy access bylaw: The Allegiant bylaws provide for “proxy access” for certain director candidates by stockholders. Under the Allegiant bylaws, a stockholder or group of stockholders who have continuously held for three years a number of shares of Allegiant common stock equal to 5% of the outstanding shares of Allegiant’s common stock may request that Allegiant include in the Allegiant proxy materials director nominees representing up to 20% of the current number of directors (or if such amount is not a whole number, the next lower whole number, but not less than one director). Eligible stockholders wishing to have such candidates included in the Allegiant Proxy Statement for the Allegiant 2026 annual meeting of stockholders must provide advance notice, including the information and representations required by the proxy access provisions set forth in the Allegiant bylaws, to the Secretary of Allegiant. If the Allegiant 2026 annual meeting is called for a date that is not within 30 days before or after the anniversary date of the 2025 annual meeting of stockholders, then notice must be received not later than the close of business on the 10th day following the day on which public announcement of the date of the Allegiant 2026 annual meeting is first made by the company. With respect to the 2026 annual meeting of stockholders, notice must be received no earlier than December 28, 2025, and no later than February 26, 2026.
Other proposals and nominations for Allegiant’s 2026 annual meeting: For any stockholder proposal not submitted under SEC Rule 14a-8, or any nomination of directors not submitted pursuant to Allegiant’s “proxy access” bylaw, written notice in compliance with the Allegiant bylaws must be received by the Secretary of Allegiant no later than February 26, 2026, and must otherwise provide the information and comply with the procedures set forth in the Allegiant bylaws.
Stockholders are also advised to review the Allegiant bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. A copy of the full text of the bylaw provisions discussed above may be obtained from the Governance Documents subsection of the Governance page of Allegiant’s website at https://ir.allegiantair.com/governance/governance-documents/default.aspx. The Allegiant bylaws are also on file with the SEC and are available through its website at www.sec.gov.
Sun Country
A holder of Sun Country common stock who wished to present a proposal for inclusion in Sun Country’s proxy statement for its 2026 annual meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act was required to deliver the proposal to Sun Country’s principal executive offices (Sun Country Airlines Holdings, Inc., 2005 Cargo Road, Minneapolis, MN 55450) to the attention of the Secretary no later than the close of business on December 26, 2025, unless the date of Sun Country’s 2026 annual meeting is more than 30 days before or after June 11, 2026, in which case the stockholder proposal must be received a reasonable time before Sun Country begins to print and mail proxy materials.
For any stockholder proposal or director nomination that is not submitted for inclusion in Sun Country’s proxy statement pursuant to the process set forth above but is instead sought to be presented directly at Sun Country’s 2026 annual meeting, stockholders are advised to review the Sun Country bylaws as they contain requirements with respect to advance notice of stockholder proposals and director nominations. The Sun Country bylaws provide that stockholders who are seeking to bring business before an annual meeting of stockholders and stockholders who are seeking to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice thereof in writing, other than any nomination for a director by Amazon.com Services, LLC pursuant to the Warrant to Purchase Shares and the Amended and Restated Air Transportation Services Agreement between Sun Country and Amazon.com Services, LLC and its affiliates. To be timely, a stockholder’s notice generally must be delivered to and received at Sun Country’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. The deadline for delivery of a stockholder proposal pursuant to the Sun Country bylaws in connection with Sun Country’s 2026 annual meeting of stockholders would be

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
between February 11, 2026, and March 13, 2026. Alternatively, in the event that the date of such meeting is advanced by more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the 90th day prior to such meeting or, if the first public announcement of the date of such meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made.
In addition to satisfying the advance notice procedures in the Sun Country bylaws and other requirements under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than Sun Country’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 9, 2026 (unless the 2026 annual meeting of stockholders is adjourned or postponed to a later date).
Sun Country has not set a date for Sun Country’s 2026 annual meeting of stockholders.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS
The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or notice, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to stockholders residing at the same address, unless stockholders have notified the company whose shares they hold of their desire to receive multiple copies of the joint proxy statement/prospectus. This process, which is commonly referred to as householding, potentially provides extra convenience for stockholders and cost savings for companies. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please contact the company whose shares you hold at their address identified below. Each of Allegiant and Sun Country will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: Secretary, Allegiant Travel Company, 1201 N. Town Center Dr., Las Vegas, Nevada 89144, or contact the Secretary of Allegiant by telephone at (702)-830-8877, or to: Sun Country Airlines Holdings, Inc., Attn: Legal Department, 2005 Cargo Road, Minneapolis, MN 55450, or contact Sun Country by telephone at (651) 681-4837.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
WHERE YOU CAN FIND MORE INFORMATION
Allegiant and Sun Country file annual, quarterly, and current reports, proxy statements, and other information with the SEC. The SEC maintains an internet website that contains reports, proxy statements, and other information regarding issuers, including Allegiant and Sun Country, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this joint proxy statement/prospectus.
Allegiant has filed with the SEC a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of Allegiant common stock to be issued to Sun Country stockholders in connection with the first merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Allegiant and Sun Country, respectively. The rules and regulations of the SEC allow Allegiant and Sun Country to omit certain information included in the registration statement from this joint proxy statement/prospectus.
In addition, the SEC allows Allegiant and Sun Country to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below.
This joint proxy statement/prospectus incorporates by reference the documents listed below that Allegiant and Sun Country have previously filed with the SEC.
Allegiant
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February [ ], 2026;
•	Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 30, 2025; and
•
The description of securities registered under Section 12 of the Exchange Act, which is contained in Exhibit 4.7 to Allegiant’s Annual Report on Form 10-K for the year ended December 31, 2024, and as amended by any amendment or report filed for purposes of updating that description.

Sun Country
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 12, 2026;
•	Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 25, 2025; and
•
The description of securities registered under Section 12 of the Exchange Act, which is contained in Exhibit 4.14 to Sun Country’s Annual Report on Form 10-K for the year ended December 31, 2024 and as amended by any amendment or report filed for purposes of updating that description.

To the extent that any information contained in any report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC (for example, as called for by Items 2.02 and 7.01 of Form 8-K), such information or exhibit is specifically not incorporated by reference.
In addition, Allegiant and Sun Country incorporate by reference any future filings they make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and until the date that the offering is terminated as well as after the date of this joint proxy statement/prospectus and until the date on which the Allegiant special meeting is held and the Sun Country special meeting is held (excluding any information and exhibits contained in current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
You can obtain any of the other documents listed above from the SEC, through the SEC’s website at the address indicated above, or from Allegiant or Sun Country, as applicable, by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

By Mail: Attention: Secretary Allegiant Travel Company 1201 N. Town Center Drive Las Vegas, Nevada 89144 Telephone: (702)-830-8877	By Mail: Attention: Secretary Sun Country Airlines Holdings, Inc. 2005 Cargo Road Minneapolis, MN 55450 Telephone: (651) 681-4837

These documents are available from Allegiant or Sun Country, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part. You can also find information about Allegiant and Sun Country at their internet websites at www.allegiantair.com and www.suncountry.com, respectively. Information contained on these websites is not incorporated by reference into, and does not constitute part of, this joint proxy statement/prospectus.
You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from [ ], Allegiant’s proxy solicitor, or Innisfree M&A Incorporated, Sun Country’s proxy solicitor, at the following addresses and telephone numbers:

For Allegiant Stockholders: [ ] [ ] [ ] Stockholders may call toll-free: [ ] Banks and Brokers may call collect: [ ]
For Sun Country Stockholders: Innisfree M&A
Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders may call toll free: +1 (877) 750-8198
Banks and Brokers may call collect: +1 (212) 750-583

If you are a stockholder of Allegiant or Sun Country and would like to request documents, please do so by [ ], 2026, to receive them before your respective company’s special meeting. If you request any documents from Allegiant or Sun Country, Allegiant or Sun Country, as applicable, will mail them to you by first class mail, or another equally prompt means, within one business day after Allegiant or Sun Country, as the case may be, receives your request.
This joint proxy statement/prospectus is a prospectus of Allegiant and is a joint proxy statement of Allegiant and Sun Country for the Allegiant special meeting and the Sun Country special meeting. Neither Allegiant nor Sun Country has authorized anyone to give any information or make any representation about the proposed transactions or Allegiant or Sun Country that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that Allegiant or Sun Country has incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Annex A

Execution Version
AGREEMENT AND PLAN OF MERGER

among
ALLEGIANT TRAVEL COMPANY,

MIRAGE MERGER SUB, INC.,

SAWDUST MERGER SUB, LLC

and
SUN COUNTRY AIRLINES HOLDINGS, INC.

Dated as of January 11, 2026

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER, dated as of January 11, 2026 (this “Agreement”), is entered into by and among Allegiant Travel Company, a Nevada corporation (“Parent”), Mirage Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub 1”), Sawdust Merger Sub, LLC, a Nevada limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub 2” and, together with Merger Sub 1, “Merger Subs”) and Sun Country Airlines Holdings, Inc., a Delaware corporation (the “Company” and, collectively with Parent and Merger Subs, the “Parties”).
RECITALS
WHEREAS, Parent and the Company desire to effect the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement, pursuant to which (i) Merger Sub 1 will be merged with and into the Company (the “First Merger”), with the Company surviving the First Merger as a direct wholly owned subsidiary of Parent and (ii) immediately following the First Merger, the Company shall be merged with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a direct, wholly owned subsidiary of Parent (Merger Sub 2, in its capacity as the surviving entity of the Second Merger, is sometimes referred to as the “Surviving Entity”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and Chapter 86 of the Nevada Revised Statutes (the “NLLCA”);
WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the terms hereof, the Mergers and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement, the Mergers and the other transactions contemplated hereby in accordance with the requirements of the DGCL and NLLCA, (iii) directed that this Agreement be submitted to the holders of the Company Common Stock for adoption and (iv) resolved to recommend that the holders of the Company Common Stock vote their Shares in favor of the adoption of this Agreement (the “Company Board Recommendation”);
WHEREAS, the Board of Directors of Parent has unanimously (i) determined that the terms hereof, the Mergers and the other transactions contemplated by this Agreement are in the best interests of Parent, (ii) approved and declared advisable this Agreement, the Mergers and the other transactions contemplated hereby, (iii) directed that the issuance of shares of Parent Common Stock pursuant to this Agreement (such issuance, the “Parent Share Issuance”) be submitted to the holders of the Parent Common Stock for approval and (iv) resolved to recommend that the holders of the Parent Common Stock vote their shares in favor of the Parent Share Issuance (such recommendation, the “Parent Board Recommendation”);
WHEREAS, the Board of Directors of Merger Sub 1 has unanimously (i) determined that the terms hereof, the Mergers and the other transactions contemplated by this Agreement are in the best interests of Merger Sub 1 and Parent, its sole stockholder, and (ii) approved and declared advisable this Agreement, the Mergers and the other transactions contemplated hereby;
WHEREAS, the Board of Managers of Merger Sub 2 has unanimously approved this Agreement, the Mergers and other transactions contemplated hereby;
WHEREAS, Parent, in its capacity as the sole member of Merger Sub 2, has approved this Agreement, the Mergers and the other transactions contemplated hereby;
WHEREAS, for U.S. federal income Tax purposes, it is intended that the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”) and this Agreement is intended to be, and is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g);
WHEREAS, Parent, Merger Subs and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers;

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:
AGREEMENT

ARTICLE 1

THE MERGER
1.1 The Mergers.
(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the First Effective Time, Merger Sub 1 and the Company shall consummate the First Merger, pursuant to which Merger Sub 1 will be merged with and into the Company. As a result of the First Merger, the separate corporate existence of Merger Sub 1 will cease, and the Company will continue as the surviving corporation of the First Merger (the “Surviving Corporation”). The First Merger will have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the First Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub 1 will vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub 1 will become the debts, liabilities and duties of the Surviving Corporation.
(b) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and NLLCA, at the Second Effective Time, Merger Sub 2 and the Surviving Corporation shall consummate the Second Merger, pursuant to which the Surviving Corporation shall be merged with and into Merger Sub 2. As a result of the Second Merger, the separate corporate existence of the Surviving Corporation will cease, and Merger Sub 2 shall continue as the Surviving Entity (provided that references herein to the Company or the Surviving Corporation in respect of periods after the Second Effective Time shall include the Surviving Entity). The Second Merger will have the effects set forth in the applicable provisions of the DGCL and NLLCA. Without limiting the generality of the foregoing, at the Second Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Surviving Corporation and Merger Sub 2 will vest in the Surviving Entity, and all of the debts, liabilities and duties of the Surviving Corporation and Merger Sub 2 will become the debts, liabilities and duties of the Surviving Entity.
(c) At the First Effective Time, (i) the certificate of incorporation of the Surviving Corporation will, by virtue of the First Merger, be amended and restated so as to be the same as the certificate of incorporation of Merger Sub 1 in effect immediately prior to the First Effective Time (except that the name of the Surviving Corporation shall be “Sun Country Airlines Holdings, Inc.”), until thereafter amended as provided therein or by applicable Law, and (ii) the bylaws of the Surviving Corporation will, by virtue of the First Merger, be amended and restated as of the First Effective Time to read as the bylaws of Merger Sub 1 as in effect immediately prior to the First Effective Time (except that the name of the Surviving Corporation shall be “Sun Country Airlines Holdings, Inc.”), until thereafter amended as provided therein or by applicable Law.
(d) At the Second Effective Time, (i) the articles of organization of Merger Sub 2 as in effect immediately prior to the Second Effective Time will, by virtue of the Second Merger, be the articles of organization of the Surviving Entity, until thereafter amended as provided therein or by applicable Law and (ii) the operating agreement of Merger Sub 2 as in effect immediately prior to the Second Effective Time will, by virtue of the Second Merger, be the operating agreement of the Surviving Entity (except that the name of the Surviving Entity shall be “Sun Country Airlines Holdings, LLC”), until thereafter amended as provided therein or by applicable Law.
(e) Unless otherwise determined by Parent, at the First Effective Time, (i) the directors of Merger Sub 1 immediately prior to the First Effective Time shall, from and after the First Effective Time until the Second Effective Time, be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and (ii) the officers of Merger Sub 1 immediately prior to the First Effective Time, shall, from and after the First Effective Time until the Second Effective Time, be the officers of the Surviving Corporation, each to hold the same office with the Surviving Corporation as such officer

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
held with Merger Sub 1 immediately prior to the First Effective Time in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
(f) Unless otherwise determined by Parent, at the Second Effective Time, the managers and officers of Merger Sub 2 immediately prior to the Second Effective Time shall, from and after the Second Effective Time, be the managers and officers of the Surviving Entity, each to hold office in accordance with the articles of organization and operating agreement of the Surviving Entity until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of organization and operating agreement of the Surviving Entity.
(g) If at any time after the First Effective Time, the Surviving Corporation determines, in its sole discretion, or is advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub 1 acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the First Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub 1, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.
(h) If at any time after the Second Effective Time, the Surviving Entity determines, in its sole discretion, or is advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Entity its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub 2 acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Second Merger or otherwise to carry out this Agreement, then the officers and managers of the Surviving Entity shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub 2, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such entities or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Entity or otherwise to carry out this Agreement.
1.2 Closing and Effective Times of the Mergers. The closing of the Mergers (the “Closing”) will take place at 9:00 a.m. on the third (3rd) Business Day after satisfaction or written waiver of all of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or written waiver of those conditions at the Closing), by remote exchange of electronic copies of documents and signatures, unless another time, date or location is agreed to by the Parties (the date on which the Closing occurs is referred to herein as the “Closing Date”). On the Closing Date, Parent, Merger Sub 1 and the Company will cause the certificate of merger (the “Certificate of First Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and will make all other filings or recordings required under the DGCL. The First Merger will become effective at the time the Certificate of First Merger will have been duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by the Parties and specified in the Certificate of First Merger, such date and time hereinafter referred to as the “First Effective Time.” As soon as practicable following the First Effective Time and in any case on the Closing Date, Parent, the Surviving Corporation and Merger Sub 2 will (i) cause the certificate of merger (the “Delaware Certificate of Second Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, (ii) cause the Articles of Merger to be executed and filed with the Nevada Secretary of State in accordance with the NLLCA (the “Nevada Certificate of Second Merger” and, together with the Delaware Certificate of Second Merger, the “Certificates of Second Merger”) and (iii) make all other filings or recordings required under the DGCL and NLLCA. The Second Merger will become effective at the time each of the Certificates of Second Merger will have been duly filed with the Secretary of State of the State of Delaware and the Secretary of State of the State of Nevada, as applicable, or such other date and time as is agreed upon by the Parties and specified in the Certificates of Second Merger, such date and time hereinafter referred to as the “Second Effective Time”.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
ARTICLE 2

CONVERSION OF SECURITIES
2.1 Conversion of Securities.
(a) Effect of First Merger on Company Common Stock. At the First Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Subs, the Company or the holders of any of the following securities:
(i) each share (“Share”) of Common Stock of the Company, par value $0.01 per share (“Company Common Stock”), issued and outstanding immediately prior to the First Effective Time (other than Shares to be cancelled in accordance with Section 2.1(a)(iii) and Dissenting Shares) will be converted into the right to receive, upon surrender of the Certificate formerly representing such Shares in the case of certificated Shares, or automatically in the case of Book-Entry Shares formerly representing such Shares, in accordance with Section 2.3, (A) $4.10 in cash, without interest (the “Per Share Cash Consideration”) and (B) subject to Section 2.2, 0.1557 (the “Merger Exchange Ratio”) fully paid and non-assessable shares of Parent Common Stock in book-entry form (the “Per Share Stock Consideration” and, together with Per Share Cash Consideration, the “Merger Consideration”);
(ii) all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Certificate and Book-Entry Share that immediately prior to the First Effective Time represented any of the Shares (other than Shares to be cancelled in accordance with Section 2.1(a)(iii) and Dissenting Shares) shall thereafter represent only the right to receive the Merger Consideration, and the right to receive, pursuant to Section 2.2, cash in lieu of fractional shares of Parent Common Stock, if any, into which such shares of Company Common Stock have been converted pursuant to Section 2.1(a)(i) (the “Fractional Share Consideration”) and any dividends or other distributions with a record date prior to the First Effective Time which may have been authorized by the Company in accordance with this Agreement and which remain unpaid or undistributed at the First Effective Time; and
(iii) all Shares that are held in the treasury of the Company, and all Shares owned of record by Parent, Merger Subs or any of their respective wholly owned Subsidiaries, will be cancelled and will cease to exist, with no payment being made with respect thereto.
(b) Effect of First Merger on Merger Sub 1 Common Stock. On the terms and subject to the conditions set forth herein, at the First Effective Time, by virtue of the First Merger and without any action on the part of any Party or the holders of any securities of Parent or the Company, each share of common stock, par value $0.01 per share, of Merger Sub 1 (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the First Effective Time will be converted into and become one newly and validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the First Effective Time, all certificates representing Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the preceding sentence.
(c) Effect of Second Merger. On the terms and subject to the conditions set forth herein, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of any Party or the holders of any securities of Parent or the Surviving Corporation, (i) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled and shall cease to exist without any conversion thereof or payment therefor and (ii) the members’ interests of Merger Sub 2 outstanding immediately prior to the Second Effective Time shall be converted into and become the members’ interests of the Surviving Entity, which shall constitute 100% of the outstanding equity of the Surviving Entity. From and after the Second Effective Time, the members’ interests of Merger Sub 2 shall be deemed for all purposes to represent the number of members’ interests into which they were converted in accordance with the immediately preceding sentence.
2.2 No Fractional Shares. Notwithstanding anything to the contrary set forth in this Agreement, no fraction of a share of Parent Common Stock will be issued by virtue of the First Merger, and such fractional shares shall not entitle the holder thereof to (a) any whole or fractional share of Parent Common Stock, (b) vote any whole or fractional share of Parent Common Stock or (c) any other rights of a holder of shares of Parent Common Stock. The Exchange Agent,

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
acting as agent for the holders of Shares that otherwise would be entitled to receive fractional shares of Parent Common Stock under Section 2.1(a)(i), shall aggregate all fractional shares of Parent Common Stock that would otherwise have been required to be distributed under Section 2.1(a)(i) and cause them to be sold on Nasdaq at then-prevailing prices, and each holder of Shares that otherwise would have been entitled to receive a fraction of a share of Parent Common Stock under Section 2.1(a)(i) shall, in lieu thereof, be entitled to receive from the proceeds from such sales by the Exchange Agent, rounded down to the nearest whole cent and without interest, an amount equal to such holder’s proportionate interest in the proceeds of such sales. As soon as reasonably practicable after the determination of the amount of cash, if any, to be paid to holders of Shares in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of converted Shares entitled to receive such cash.
2.3 Payment and Issuance of Merger Consideration; Surrender of Company Certificates.
(a) Exchange Agent. (i) Prior to the First Effective Time, Parent will designate a reputable bank or trust company, reasonably acceptable to the Company, to act as the exchange agent for purposes of effecting the payment and issuance of the Merger Consideration in connection with the First Merger (the “Exchange Agent”). At or immediately prior to the First Effective Time (but in any event substantially concurrently with the First Effective Time), Parent will deposit, or cause to be deposited, with the Exchange Agent (A) the shares of Parent Common Stock in book-entry form issuable pursuant to Section 2.1(a)(i) in exchange for shares of Company Common Stock (excluding any Fractional Share Consideration) and (B) cash in immediately available funds in an amount sufficient to pay the aggregate Per Share Cash Consideration to which holders of Shares will be entitled at the First Effective Time pursuant to this Agreement and the Fractional Share Consideration in accordance with Section 2.2 and (ii) after the First Effective Time, on the appropriate payment date, if applicable, Parent shall deposit or cause to be deposited with the Exchange Agent an amount of cash equal to the amount of any dividends or other distributions payable under Section 2.3(g) on the shares of Parent Common Stock deposited under the foregoing clause (i) (collectively, the “Exchange Fund”). The cash portion of the Exchange Fund will be invested by the Exchange Agent, as directed by Parent or the Surviving Entity, in (1) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than thirty (30) days; (2) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (3) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10,000,000,000 (based on the most recent financial statements of such bank that are then publicly available, pending payment thereof by the Exchange Agent to the holders of the Shares). Earnings resulting from such investments will be the sole and exclusive property of Parent, and no part of such earnings will accrue to the benefit of holders of Shares. Any losses resulting from such investments shall not impact Parent’s obligations under this Article 2, and in the event of any such losses, Parent shall take all actions necessary to cause to deposit into the Exchange Fund sufficient shares of Parent Common Stock or cash, as needed, to satisfy Parent’s obligations under this Article 2.
(b) Procedures for Surrender.
(i) Certificates. As promptly as practicable after the First Effective Time (and in any event, within three (3) Business Days thereafter), Parent will cause the Exchange Agent to mail to each holder of record of a certificate or certificates that represented Shares (the “Certificates”), which Shares were converted into the right to receive the Merger Consideration at the First Effective Time pursuant to this Agreement, (i) a letter of transmittal, which will specify that delivery will be effected, and risk of loss and title to the Certificates (if any) will pass, only upon delivery of such Certificates to the Exchange Agent, and will otherwise be in such form and have such other provisions as Parent or the Exchange Agent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates will be entitled to receive (A) cash in an amount equal to the Per Share Cash Consideration, multiplied by the number of shares of Company Common Stock previously represented by such Certificate, (B) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive for the shares of Company Common Stock represented by such Certificate under Section 2.1(a)(i) (after taking into account all other

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Certificates surrendered by such holder under this Section 2.3(b)(i)), (C) any dividends or other distributions payable under Section 2.3(g) and (D) any cash in lieu of fractional shares of Parent Common Stock payable under Section 2.2. Any Certificates so surrendered will forthwith be cancelled. The Merger Consideration paid upon the surrender for exchange of Certificates will be deemed to have been paid in full satisfaction of all rights pertaining to Shares formerly represented by such Certificates (except for the right to receive dividends or other distributions, if any, under Section 2.3(g), and the right to receive cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.2. If payment of the Merger Consideration (and any other amounts payable pursuant to this Article 2) is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it will be a condition precedent of payment that the Certificate so surrendered will be properly endorsed or will be otherwise in proper form for transfer, and the Person requesting such payment will have paid any transfer or other Taxes required by reason of the payment of the Merger Consideration (and any other amounts payable pursuant to this Article 2) to a Person other than the registered holder of the Certificate so surrendered or will have established to the satisfaction of the Exchange Agent that such Taxes either have been paid or are not payable. Until surrendered, each Certificate will be deemed at any time after the First Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement and the right to receive the Fractional Share Consideration and any dividends or other distributions under Section 2.3(g).
(ii) Book-Entry Shares. Any holder of non-certificated Shares represented by book-entry (“Book-Entry Shares”) shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration (and any other amounts payable pursuant to this Article 2) that such holder is entitled to receive. In lieu thereof, each registered holder of one or more Book-Entry Shares shall automatically upon the First Effective Time be entitled to receive, and Parent or the Surviving Corporation shall cause the Exchange Agent to pay and deliver as soon as reasonably practicable after the First Effective Time (and in any event, within three (3) Business Days thereafter), (1) cash in an amount equal to the Per Share Cash Consideration, multiplied by the number of shares of Company Common Stock previously represented by such Book-Entry Shares, (2) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive for such Book-Entry Shares under Section 2.1(a)(i), (3) any dividends or distributions payable under Section 2.3(g) and (4) any cash in lieu of fractional shares of Parent Common Stock payable under Section 2.2. Payment of the Merger Consideration with respect to Book-Entry Shares will only be made to the Person in whose name such Book-Entry Shares are registered.
(c) Transfer Books; No Further Ownership Rights in Shares. At the First Effective Time, the stock transfer books of the Company will be closed and thereafter there will be no further registration of transfers of Shares on the records of the Company. From and after the First Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the First Effective Time will cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the First Effective Time, Certificates formerly representing Shares are presented to the Exchange Agent for any reason, then (subject to compliance with the exchange procedures of Section 2.3(b)) they will be cancelled and exchanged as provided in this Agreement.
(d) Termination of Exchange Fund; Abandoned Property; No Liability. At any time following the first anniversary of the First Effective Time, the Surviving Entity will be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund (including any interest accrued with respect thereto) not disbursed to holders of Certificates, and thereafter such holders will be entitled to look only to the Surviving Entity (subject to abandoned property, escheat or other similar Laws) with respect to the Merger Consideration, including any Fractional Share Consideration and any dividends or other distributions under Section 2.3(g), payable upon due surrender of their Certificates and compliance with the procedures in Section 2.3(b). If, prior to six (6) years after the First Effective Time (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Certificates has not complied with the procedures in Section 2.3(b) to receive payment of the Merger Consideration to which such holder would otherwise be entitled, the payment in respect of such Certificates will, to the extent permitted by applicable Law, become the property of

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
the Surviving Entity, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, neither the Surviving Entity nor the Exchange Agent will be liable to any holder of a Certificate for Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a)(i) hereof; provided, however, that Parent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a customary affidavit of loss and, if required by Parent or the Exchange Agent, the posting by such Person of a bond as indemnity against any claim that may be made against Parent, Merger Subs, the Surviving Corporation, the Surviving Entity or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.
(f) Withholding Rights. Each of Parent, the Company, the Surviving Corporation, the Exchange Agent and any other applicable withholding agent, as applicable, shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any holder of Shares or any other Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder or any applicable provisions of state, local or foreign Tax Law. To the extent that amounts are so withheld and timely and properly remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or other Person in respect of which such deduction and withholding was made.
(g) Dividends or Distributions with Respect to Parent Common Stock.
(i) No dividends or other distributions with respect to Parent Common Stock with a record date after the First Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock issuable hereunder, until the surrender of such Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) in accordance with this Agreement. Subject to applicable Law, following surrender of any such Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond), there shall be paid to the holder thereof, without interest, (i) by the Exchange Agent at the time of delivery of such Parent Common Stock by the Exchange Agent under Section 2.3(b), the amount of dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time but prior to the time of such delivery by the Exchange Agent under Section 2.3(b), and a payment date subsequent to the time of such delivery by the Exchange Agent under Section 2.3(b).
(ii) Subject to applicable Law, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange for Book-Entry Shares under this Article 2, without interest, (i) by the Exchange Agent at the time of delivery of such Parent Common Stock by the Exchange Agent under Section 2.3(b), the amount of dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time but prior to the time of such delivery by the Exchange Agent under Section 2.3(b), and a payment date subsequent to the time of such delivery by the Exchange Agent under Section 2.3(b).
2.4 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the First Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such Shares, the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, and will instead represent the right to receive only the payment provided by Section 262 of the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses his, her or its right to appraisal under Section 262 of the DGCL, then the right of such holder to receive such payment in respect of such Dissenting Shares will cease and such Dissenting Shares will be deemed to have been converted, as of the First Effective Time, into and will be exchangeable solely for the right to receive the Merger Consideration and the right to receive the Fractional Share Consideration and any

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
dividends or other distributions under Section 2.3(g) and shall no longer be Dissenting Shares. The Company will give Parent prompt notice of any demands received by the Company for appraisal of Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent will have the right to participate in and direct all negotiations and Proceedings with respect to such demands. The Company will not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, or approve any withdrawal of any such demands, or agree to do any of the foregoing.
2.5 Treatment of Company Equity Awards; Stock Plans.
(a) Treatment of Company Options. Except as provided in Section 2.5(d), effective as of immediately prior to the First Effective Time, each award of an option to purchase a share of Company Common Stock granted pursuant to any Company Equity Award Plan (each, a “Company Option”), that is outstanding as of immediately prior to the First Effective Time (whether vested or unvested and whether the exercise price per share of Company Common Stock is less than, equal to, or greater than the Merger Consideration Closing Value) shall without any further action on the part of any holder thereof, be assumed and converted into an option to purchase from Parent a number of shares of Parent Common Stock (rounded down to the nearest whole share) determined by multiplying (i) the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the First Effective Time by (ii) the quotient obtained by dividing the Merger Consideration Closing Value by the Parent Measurement Price, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the product obtained by multiplying (A) the exercise price per share of Company Common Stock subject to such Company Option as of immediately prior to the First Effective Time by (B) the quotient obtained by dividing the Parent Measurement Price by the Merger Consideration Closing Value (with the resulting price per share rounded up to the nearest whole cent) (each, as so adjusted, a “Converted Parent Option”). Each such Converted Parent Option so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions (including “double trigger” vesting) as applied to the Company Option immediately prior to the First Effective Time; provided that Parent shall convert Company Options into Converted Parent Options in a manner intended to not cause the Converted Parent Options to be treated as the grant of a new stock right for purposes of Section 409A of the Code.
(b) Treatment of Company RSU Awards. Except as provided in Section 2.5(d), effective as of immediately prior to the First Effective Time, each outstanding award of restricted stock units denominated in Company Common Stock subject to time-based vesting restrictions granted pursuant to the Company Equity Award Plans (other than, for clarity, Company PRSU Awards, the treatment of which in connection with the Mergers shall be as provided in Section 2.5(c)) (each, a “Company RSU Award”), shall without any further action on the part of any holder thereof, be assumed by Parent and converted into a Parent restricted stock unit award (a “Parent RSU Award”) denominated in Parent Common Stock in accordance with this Section 2.5(b). Each such Parent RSU Award as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions (including “double trigger” vesting) as applied to the Company RSU Award immediately prior to the First Effective Time. As of the First Effective Time, each such Parent RSU Award as so assumed and converted shall represent the right to receive upon vesting a certain number of shares of Parent Common Stock (rounded down to the nearest whole share) determined by dividing (i) the product of (A) the number of shares of Company Common Stock underlying the related Company RSU Award as of immediately prior to the First Effective Time and (B) the Merger Consideration Closing Value, by (ii) the Parent Measurement Price.
(c) Treatment of Company PRSU Awards. Except as provided in Section 2.5(d), effective as of immediately prior to the First Effective Time, each outstanding restricted stock unit award denominated in Company Common Stock subject to performance-based vesting restrictions granted pursuant to the Company Equity Award Plans (other than, for clarity, Company RSU Awards, the treatment of which in connection with the Mergers shall be as provided in Section 2.5(b)) (each, a “Company PRSU Award”), that is then-outstanding prior to the First Effective Time, shall without any further action on the part of any holder thereof, be assumed by Parent and converted into a Parent time-based restricted stock unit award (a “Parent PRSU Award”) denominated in Parent Common Stock in accordance with this Section 2.5(c). Each such Parent PRSU Award as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions (including “double trigger” vesting) as applied to the Company PRSU Award immediately prior to the First Effective Time; provided that there shall no longer be any performance-based vesting conditions, and the Parent PRSU Award shall remain eligible to vest on the last day of the performance period applicable to the Company PRSU Award (as set forth in the applicable award agreement).

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
As of the First Effective Time, each such Parent PRSU Award as so assumed and converted shall represent the right to receive upon vesting a certain number of shares of Parent Common Stock (rounded down to the nearest whole share) determined by dividing (i) the product of (A) the number of shares of Company Common Stock underlying the related Company PRSU Award as of immediately prior to the First Effective Time (which shall be deemed to be equal to 125% of the “target” number of Company PRSUs Awards granted), multiplied by (B) the Merger Consideration Closing Value, by (ii) the Parent Measurement Price.
(d) Non-Employee Holders. Notwithstanding anything to the contrary in this Section 2.5, each Company Equity Award held by a holder who, as of immediately prior to the First Effective Time, is not an employee of the Company or any of its Subsidiaries (including any former employee and any non-employee director) (each, a “Non-Employee Holder”) shall not be assumed by Parent under this Section 2.5 and shall instead become fully vested (to the extent not yet vested) and cancelled as of the First Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(i) (including the same form of consideration payable in respect of shares of Company Common Stock), as follows: (i) each Company Option held by such Non-Employee Holder shall be cancelled and converted into the right to receive the Merger Consideration otherwise payable in respect of the Net Option Shares pursuant to Section 2.1(a)(i); (ii) each Company RSU Award held by such Non-Employee Holder shall be cancelled and converted into the right to receive the Merger Consideration payable in respect of the number of shares of Company Common Stock underlying such award (determined as of immediately prior to the First Effective Time) pursuant to Section 2.1(a)(i); and (iii) each Company PRSU Award held by such Non-Employee Holder shall be cancelled and converted into the right to receive the Merger Consideration payable in respect of the number of shares of Company Common Stock underlying such award as determined under clause (i) of Section 2.5(c) pursuant to Section 2.1(a)(i) (collectively, the “Non-Employee Holder Consideration”). Parent shall cause the Surviving Entity to pay through the payroll system of the Surviving Entity (to the extent applicable) to each such Non-Employee Holder the Non-Employee Holder Consideration, as applicable, less any required withholding Taxes and without interest, within ten (10) Business Days following the First Effective Time; provided that, to the extent payment within such time or on such date would trigger a Tax or a penalty under Section 409A of the Code, such payments shall be made on the earliest date that payment would not trigger such Tax or penalty. The aggregate amount required to be withheld in respect of Taxes in respect of the Non-Employee Holder Consideration shall be applied first to reduce the aggregate Merger Consideration payable in cash and then, only if and to the extent such withholding amount exceeds such cash portion, to reduce the portion of the Merger Consideration that is payable in shares of Parent Common Stock. The number of shares of Parent Common Stock to be withheld shall be determined based on the closing price of a share of Parent Common Stock on the Closing Date.
(e) Termination of Company Equity Award Plans. After the First Effective Time, all Company Equity Award Plans will be terminated, and no further Company Options, Company RSU Awards or Company PRSU Awards or other rights with respect to Shares will be granted thereunder.
(f) Corporate Actions. At or prior to the First Effective Time, the Company, Parent, the Company Board (or a duly authorized committee thereof) and the Parent Board (or a duly authorized committee thereof), as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 2.5 The Company shall take all actions necessary to ensure that from and after the First Effective Time, except as expressly contemplated by this Agreement, neither Parent, the Surviving Corporation nor the Surviving Entity will be required to deliver to any Person any Shares or other Equity Interests of the Company, the Surviving Corporation, the Surviving Entity or any other Person pursuant to or in settlement of Company Options, Company RSU Awards, Company PRSU Awards or other rights with respect to Shares.
2.6 Filing of Form S-8. On the Closing Date, Parent shall file an effective registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock issuable with respect to Parent RSU Awards and Converted Parent Options assumed by Parent pursuant to Section 2.5 that are held by employees (within the meaning of Form S-8) of Parent or its Subsidiaries as of the Closing Date and Parent shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as the Parent RSU Awards or Converted Parent Options that are held by employees (within the meaning of Form S-8) of Parent or its Subsidiaries as of the Closing Date and are assumed and converted in accordance with Section 2.5 remain outstanding.
2.7 Treatment of Company Warrant. The Parties agree that the Company Warrant shall be treated in accordance with the terms thereof in connection with the consummation of the Mergers.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
2.8 Certain Adjustments. Notwithstanding the foregoing, if between the date of this Agreement and the First Effective Time the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration, the Merger Exchange Ratio and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the holders of Company Common Stock and Parent Common Stock the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.8 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision hereof.
ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in (i) the Company SEC Documents that are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) prior to the date of this Agreement (but (A) without giving effect to any amendment thereof filed with the SEC on or after the date of this Agreement and (B) excluding any disclosure contained in such Company SEC Documents under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” or sections of such reports and other disclosures that are similarly predictive, cautionary or forward-looking in nature; provided, however, that any disclosure in any such report shall not qualify the representations and warranties in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.9, Section 3.23(a), Section 3.24(a), Section 3.27, Section 3.28, Section 3.29 and Section 3.31), or (ii) the disclosure schedule delivered by the Company to Parent and Merger Subs prior to the execution of this Agreement (the “Company Disclosure Schedule”) (provided that a matter disclosed with respect to one representation and warranty shall also be deemed to be disclosed with respect to each other representation and warranty to the extent that the relevance of such disclosure is reasonably apparent on the face of the disclosure contained in the Company Disclosure Schedule, notwithstanding the omission of an appropriate cross-reference), the Company hereby represents and warrants to Parent and Merger Subs as follows:
3.1 Organization and Qualification; Subsidiaries.
(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, has all requisite corporate power and corporate authority to own, lease and operate its properties and assets and to carry on the Company Business as it is now being conducted. The Company is duly qualified to do business in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of the Company Business requires such qualification, except as would not have a Company Material Adverse Effect.
(b) The Company has made available to Parent and Merger Subs accurate and complete copies of the Second Amended and Restated Certificate of Incorporation of the Company (as amended, the “Company Charter”) and Second Amended and Restated Bylaws of the Company (as amended, the “Company Bylaws”) as in effect on the date of this Agreement. The Company is not in material violation of any provision of the Company Charter or Company Bylaws.
(c) Section 3.1(c) of the Company Disclosure Schedule lists all of the Company’s Subsidiaries as of the date hereof, including (i) each Subsidiary’s jurisdiction of incorporation, formation or organization and (ii) the record owner of all outstanding Equity Interests in each Subsidiary (if such record owner is not a member of the Company Group). Each of the Company’s Subsidiaries is a legal entity, duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization or incorporation, has all requisite corporate (or similar) power and authority, to own, lease and operate their respective properties and assets and to carry on their respective businesses as they are now being conducted and is duly qualified to do business in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except, in each case, as would not have a Company Material Adverse Effect.
(d) Prior to the date hereof, the Company has made available to Parent correct and complete copies of each Subsidiary’s organizational documents that are in effect on the date hereof. Each Subsidiary’s organizational documents are in full force and effect, and no such Subsidiary is in material violation of any of its organizational documents.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
3.2 Capitalization.
(a) As of the close of business on January 9, 2026, the authorized capital stock of the Company consists of (i) 995,000,000 shares of Company Common Stock, of which there were 53,453,882 issued and outstanding and (ii) 5,000,000 shares of Company Preferred Stock, par value $0.01 per share (the “Company Preferred Stock”), of which no shares were issued and outstanding. As of the date of this Agreement, there were 7,817,027 shares of Company Common Stock held by the Company in its treasury. All of the outstanding Shares have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights.
(b) As of the close of business on January 9, 2026, the Company has no shares of Company Common Stock, or Company Preferred Stock reserved for or otherwise subject to issuance, except for (i) 2,311,399 shares of Company Common Stock reserved for issuance upon exercise of outstanding Company Options, (ii) 922,362 shares of Company Common Stock reserved for issuance pursuant to outstanding Company RSU Awards, (iii) 515,038 shares of Company Common Stock reserved for issuance pursuant to outstanding Company PRSU Awards (which represents 125% of the target number of Company PRSU Awards outstanding) and (iv) 9,482,606 shares of Company Common Stock reserved for issuance pursuant to outstanding Company Warrants.
(c) Except as described in Section 3.2(b), there are no options, warrants, calls, conversion rights, stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any other equity equivalent or equity-based award or right, redemption rights, repurchase rights or other preemptive or outstanding rights, agreements, arrangements or commitments of any character obligating the Company to issue, acquire or sell any shares of Company Common Stock or other Equity Interests of the Company or any securities obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding.
(d) There are no outstanding contractual obligations of any member of the Company Group (i) affecting the voting rights of, (ii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iii) requiring the registration for sale of, (iv) granting any preemptive or antidilutive rights with respect to, or (v) restricting the transfer of, any shares of Company Common Stock or other Equity Interests in any member of the Company Group.
(e) There is no Indebtedness of any member of the Company Group providing any holder thereof with the right to vote (or convertible into, or exchangeable for, Equity Interests providing the holder thereof with the right to vote) on any matters on which the holders of the Company Common Stock or any holder of Equity Interests in any member of the Company Group may vote.
(f) The Company or another member of the Company Group owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Subsidiaries of the Company, free and clear of any Liens (other than restrictions imposed by applicable securities Laws or the organizational documents of any such Subsidiary or Permitted Liens), and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, in each case, in all material respects, and no Subsidiary of the Company owns any Shares of the Company. Except for the outstanding Equity Interests in the Company’s Subsidiaries, neither the Company nor any of its Subsidiaries owns any Equity Interests in any Person. Neither the Company nor any of its Subsidiaries is obligated to form or participate in, provide funds to or make any loan, capital contribution, guarantee, credit enhancement or other investment in, any Person.
3.3 Authority.
(a) Assuming the accuracy of the representation in the second sentence of Section 4.27, the Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Mergers, subject to obtaining the Company Stockholder Approval. Assuming the accuracy of the representation in the second sentence of Section 4.27, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Mergers, have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and no stockholder votes or written consents in lieu thereof are necessary to authorize this Agreement or to consummate the

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
transactions contemplated hereby, other than the Company Stockholder Approval and the filing of the Certificates of Merger with the Secretary of the State of Delaware and the Secretary of the State of Nevada. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Subs, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (together, (i) and (ii), the “Enforceability Exceptions”).
(b) At a meeting duly called and held prior to the execution and delivery of this Agreement, the Company Board adopted resolutions by which the Company Board unanimously (i) determined that the Mergers and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement, the Mergers and the other transactions contemplated hereby, (iii) directed that this Agreement be submitted to the holders of the Company Common Stock for adoption and (iii) resolved to recommend that the holders of the Company Common Stock vote in favor of adopting this Agreement, and, subject to Section 5.4, none of the aforesaid resolutions has been amended, rescinded or modified.
3.4 No Conflict. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Mergers or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both) (a) subject to obtaining the Company Stockholder Approval, conflict with or violate any provision of the Company Charter or Company Bylaws, (b) assuming that all Consents described in Section 3.5 have been obtained, all Filings described in Section 3.5 have been made, conflict with or violate any Law applicable to the Company or any Subsidiary of the Company or any of their respective properties or assets or (c) require any Consent under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of the Company Group pursuant to, any Company Material Contract, except, with respect to clauses (b) and (c), for any such conflicts, violations, Consents, breaches, losses, defaults, other occurrences or Liens which would not have a Company Material Adverse Effect and would not prevent or materially impede the Company’s ability to consummate the First Merger or any of the other transactions contemplated hereby.
3.5 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Mergers or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization, waiver, expiration or Permit (each, a “Consent”) of, or filing, registration, declaration, notice, report, submission, application or other filing (each, a “Filing”) with or to, any Governmental Entity, other than (a) the filing of the Certificate of First Merger as required by the DGCL, (b) the filing of the Certificates of Second Merger as required by the DGCL and the NLLCA, (c) compliance with any applicable requirements of the HSR Act, (d) any Consent or Filing under the Federal Aviation Act or under any regulation, rule, order, notice or policy of the U.S. Federal Aviation Administration (the “FAA”), the U.S. Department of Transportation (the “DOT”), the U.S. Federal Communications Commission (the “FCC”) and the U.S. Department of Homeland Security (the “DHS”), including the U.S. Transportation Security Administration (the “TSA”), (e) compliance with the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), (f) compliance with the applicable requirements of the Securities Act, (g) compliance with any applicable foreign or state securities or Blue Sky Laws, (h) filings with the United States Securities and Exchange Commission (the “SEC”) as may be required by the Company in connection with this Agreement and the transactions contemplated hereby, including the filing of the Registration Statement and the Joint Proxy Statement/Prospectus, (i) such filings as may be required under the rules and regulations of Nasdaq and (j) where the failure to obtain such Consents of, or to make such Filings to any Governmental Entity would not have a Company Material Adverse Effect and would not prevent or materially impede the Company’s ability to consummate the First Merger or any of the other transactions contemplated hereby.
3.6 Permits; Compliance with Law.
(a) Each member of the Company Group holds all authorizations, permits, certificates, exemptions, waivers, approvals, orders, consents, franchises, variances, deviations, registrations, licenses, identification

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
numbers and clearances of any Governmental Entity (collectively, “Permits”) applicable to such member of the Company Group and necessary for it to own, lease and operate its assets and properties and to operate the Company Business as currently conducted (the “Company Permits”), except where the failure to hold any Company Permits would not have a Company Material Adverse Effect and would not prevent or materially impede the Company’s ability to consummate the First Merger or any of the other transactions contemplated hereby. Each member of the Company Group is, and since December 31, 2023, has been, operating in compliance with the terms of such Company Permits, except where the failure to be in compliance with such Company Permits would not have a Company Material Adverse Effect and would not prevent or materially impede the Company’s ability to consummate the First Merger or any of the other transactions contemplated hereby.
(b) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Company Group, taken as a whole, (i) the Company is not, and since December 31, 2023, has not been, in conflict with, default under or violation of, and is not being investigated for, or charged by any Governmental Entity with a violation of, any Law, operating certificates, certificates of public convenience and necessity, air carrier obligations, airworthiness directives, Federal Aviation Regulations, and any other rules, regulations, directives, orders and policies of the FAA, the DOT, the DHS, the TSA and any other Governmental Entity applicable to the Company or by which any property or asset of the Company is or was bound, (ii) there is no pending, or to the knowledge of the Company, threatened investigation or review by any Governmental Entity with respect to the Company that challenges or questions the validity of any rights of the holder under the Company Permits or that alleges the existence of any violation of any Company Permit, and (iii) neither the DOT nor the FAA nor any other Governmental Entity has taken any action or, to the knowledge of the Company, threatened to take any action to amend, modify, suspend, revoke, terminate, cancel, withdraw, or otherwise materially affect any Company Permit. The Company has not received any written notice or communication of any material noncompliance with any such Laws that has not been cured as of the date hereof.
(c) Since December 31, 2020, no member of the Company Group nor, to the knowledge of the Company, any of their respective directors, officers, employees, partners or Affiliates (i) has directly or indirectly, offered, promised to pay, paid or accepted any remuneration or other thing of value that is prohibited by applicable Law, including under the United States Foreign Corrupt Practices Act of 1977 or any other Laws relating to bribery, corruption or money laundering, or (ii) is aware of any action taken that has had the result or would result in a violation by any such person of the United States Foreign Corrupt Practices Act of 1977 or any other Laws relating to bribery, corruption or money laundering. Except as would not have a Company Material Adverse Effect, since December 31, 2020, no member of the Company Group nor any of their respective directors, officers or employees has directly or indirectly made or agreed to make any contribution, gift, bribe, rebate, payoff, influence payment, kickback or similar payment to any Person, including (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or pay for special concessions already obtained or (iv) in connection with any regulatory review of the Company Business.
3.7 SEC Filings; Financial Statements.
(a) Since December 31, 2023, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, certifications, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of the Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), or in each case, if amended prior to the date hereof, as of the date of the last such amendment, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC promulgated thereunder. All of the audited financial statements and unaudited interim financial statements of the Company included in or incorporated by reference into the Company SEC Documents, including the related notes and schedules (collectively, the “Company Financial Statements”), (A) have been prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
involved (except as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q, as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments), (B) comply as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (C) fairly present in all material respects the financial position and the results of operations, cash flows and changes in stockholders’ equity of the Company as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments). Pursuant to Regulation S-X under the Securities Act, the Company is not required and would not be required upon completion of any pending transaction to file any financial statements, audited, unaudited, pro forma or otherwise, with the SEC in order for a registration statement filed by the Company to be declared effective. No Subsidiary of the Company is, or has at any time since December 31, 2023, been, subject to the periodic reporting requirements of the Exchange Act or is or has been otherwise required to file any report, schedule, form, statement, registration statement, prospectus or other document with the SEC.
(b) No member of the Company Group is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 2.03 of Form 8-K).
(c) As of the date of this Agreement, there are no unresolved comments (as such term is used under Item 1B of Form 10-K) received from the SEC staff relating to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is subject to ongoing SEC review or investigation.
(d) The Company is, and since December 31, 2023, has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq.
3.8 Internal Controls. The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurances (a) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (b) that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company and (c) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements. The Company (i) has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on the most recent evaluation by its Chief Executive Officer and its Chief Financial Officer, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. There are no formal internal investigations, any formal or informal SEC inquiries or investigations or other inquiries or investigations by Governmental Entities that are pending or, to the knowledge of the Company, threatened, in each case under this sentence, related to any accounting practices of any member of the Company Group. Since December 31, 2023, (1) none of the Company Group or any of their respective Company Representatives have received any bona fide complaint, allegation, assertion or claim, whether written or oral, related to the accounting or auditing practices, procedures, methodologies or methods of any member of the Company Group or their respective internal accounting controls, including any bona fide complaint, allegation, assertion or claim that any member of the Company Group has engaged in questionable accounting or auditing practices, and (2) no attorney representing a member of the Company Group, whether or not employed by a member of the Company Group, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Company Representatives to the Company Board or any committee thereof or to the Company’s Chief Executive Officer or Chief Financial Officer.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
3.9 State Takeover Laws. Assuming the accuracy of the representation in the second sentence of Section 4.27, the Company has taken all necessary action so that the restrictions on business combinations in any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws do not apply to this Agreement or any of the transactions contemplated hereby. There is no shareholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.
3.10 No Undisclosed Liabilities. Except for those liabilities and obligations (a) as reflected in, reserved against or disclosed in the Company Financial Statements prior to the date of this Agreement, (b) incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company included in the Company Financial Statements (except for any liability for any breach of Contract or breach of warranty, tort or violation of Law or related to any Proceeding or that is an environmental liability or clean-up obligation), (c) arising pursuant to this Agreement or incurred in connection with the Mergers or the other transactions contemplated by this Agreement and the process leading thereto, (d) performance obligations not yet due under Contracts of any member of the Company Group or (e) that would not have a Company Material Adverse Effect, the Company Group has no liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) that are required to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (or in the notes thereto) prepared in accordance with GAAP.
3.11 Absence of Certain Changes or Events.
(a) Since December 31, 2024, until the date of this Agreement, the Company Group has conducted its businesses in all material respects in the ordinary course of business.
(b) Since December 31, 2024, until the date of this Agreement, there has not occurred a Company Material Adverse Effect or other Effect that would prevent or materially impede the Company’s ability to consummate the First Merger or any of the other transactions contemplated hereby.
3.12 Employee Benefit Plans.
(a) Section 3.12(a) of the Company Disclosure Schedule sets forth a complete and accurate list of each material Company Benefit Plan as of the date of this Agreement. With respect to each material Company Benefit Plan, the Company has provided to Parent complete and accurate copies of (i) the plan documents governing each such Company Benefit Plan, including any material amendments thereto, and descriptions of all material terms of any such plan that is not in writing, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) all summary plan descriptions, including any summary of material modifications, (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recently received IRS determination letter or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, (vi) the most recent annual report on Form 5500 (and all schedules thereto) required to be filed with the IRS with respect thereto and (vii) all other nonroutine material filings and material correspondence with any Governmental Entity (including any correspondence regarding actual or, to the knowledge of the Company, threatened audits or investigations) with respect to each Company Benefit Plan, in each case, made within three (3) years prior to the date of this Agreement.
(b) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Company Group, (i) each Company Benefit Plan (and any related trust or other funding vehicle) has been established, maintained and administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Laws, (ii) all Company contributions or insurance premiums required to be made or paid with respect to any Company Benefit Plan have been timely made, paid and deposited, as applicable, and (iii) all material reports, returns, notices and similar documents required to be filed with any Governmental Entity or distributed to any Company Benefit Plan participant have been timely filed or distributed.
(c) There are no, and the Company Group does not have any material liability in respect of any, Foreign Benefit Plans.
(d) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter, or is entitled to rely on a favorable opinion letter from the IRS regarding its tax-qualified status, in either case, that has not been revoked and, to the knowledge of the Company, no event has occurred or circumstance exists that has materially and adversely affected or would reasonably be expected to materially and adversely affect such tax-qualification or exemption. No member of the Company Group nor any

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Company Benefit Plan or, to the knowledge of the Company, any trustee, administrator or other third-party fiduciary or party-in-interest, with respect to any Company Benefit Plan, has engaged in any breach of fiduciary responsibility or non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) which could result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by Section 4975 of the Code on a member of the Company Group.
(e) No Company Benefit Plan is, and no member of the Company Group nor any ERISA Affiliate thereof, sponsors, maintains, contributes to, or has within the six (6) years ending on the date hereof sponsored, maintained, contributed to, or has any actual or contingent liability with respect to any (i) single employer plan or other pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) “multiple employer plan” that is subject to Section 413(c) of the Code or Section 1063 or 1064 of ERISA, (iii) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (iv) multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). No liability under Title IV or Section 302 of ERISA has been incurred by the Company Group or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to the Company Group or any ERISA Affiliate of incurring any such liability, other than any liability for premiums due to the Pension Benefit Guaranty Corporation (which premiums have been paid when due).
(f) To the knowledge of the Company, there are no pending, anticipated or threatened actions, suits, disputes, hearings or claims against any member of the Company Group with respect to any Company Benefit Plan, by or on behalf of any employee, former employee or beneficiary covered under any such Company Benefit Plan (other than routine claims for benefits) that would reasonably be expected to result in, individually or in the aggregate, a material liability to the Company Group, taken as a whole. No Company Benefit Plan is, or within the last three (3) years has been, the subject of an examination or audit by a Governmental Entity, or is the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.
(g) None of the execution, delivery or performance of this Agreement by the Company, the Company’s consummation of the transactions contemplated by this Agreement, nor the Company’s compliance with any of the provisions of this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the First Effective Time), will result in any “parachute payment” under Section 280G of the Code in respect of Service Providers.
(h) No member of the Company Group has any material liability in respect of, or material obligation to provide, post-employment health, medical, disability, life insurance benefits or other welfare benefits to any former or current employees, officers, consultants, independent contractors or directors of the Company and its Subsidiaries (the “Service Providers”) (or the spouses, dependent or beneficiaries of any Service Providers), whether under a Company Benefit Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar Law.
(i) Except as contemplated by the express terms of this Agreement, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Mergers or any other transaction contemplated by this Agreement will (either alone or in conjunction with any other event, including any termination of employment on or following the First Effective Time) (i) entitle any Service Provider to any material compensation or benefit, (ii) accelerate the time of payment or vesting, increase the amount of payment, or trigger any payment or funding, of any material compensation or benefit or trigger any other material obligation under any Company Benefit Plan, (iii) trigger any funding (through a grantor trust or otherwise) of compensation, equity award or other benefits, (iv) otherwise give rise to any material liability under any Company Benefit Plan or (v) limit or restrict the right of the Company or, after the consummation of the transactions contemplated by this Agreement, Parent, to merge, amend or terminate any of the Company Benefit Plans.
(j) No Company Benefit Plan provides for any gross-up, reimbursement or additional payment by reason of any Tax imposed under Section 409A or Section 4999 of the Code.
(k) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) maintained or sponsored by a member of the Company Group has been documented and operated in material compliance with Section 409A of the Code and the guidance issued thereunder.
(l) Prior to the date hereof, the Company has provided Parent with a list of all outstanding Company Equity Awards as of the close of business on January 9, 2026, including (i) the name of the holder thereof, (ii) the type of

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
award and number of shares of Company Common Stock related thereto (and, if applicable, assuming achievement of the applicable performance metrics at the target level (at maximum level, all Company PSUs would vest at 150% of the target number set forth therein)), (iii) the name of the Company Equity Award Plan under which the award was granted and (iv) the date of grant (the “Company Equity Award Census”).
3.13 Labor and Other Employment Matters.
(a) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Company Group, taken as a whole, (i) each member of the Company Group is in material compliance with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings and layoffs, child labor, employment discrimination, disability rights or benefits, equal opportunity, affirmative action, labor relations, employee leave issues, unemployment insurance, compensation and benefits, and wages and hours (including the classification of independent contractors as non-employees and the classification of employees as exempt or non-exempt from the overtime pay requirement of the federal Fair Labor Standards Act and similar applicable state Laws), and automated employment decision tools and other artificial intelligence (ii) there is no charge of discrimination in employment or employment practices, for any reason, including, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the knowledge of the Company, threatened against any member of the Company Group before the United States Equal Employment Opportunity Commission, or any other Governmental Entity in any jurisdiction in which the Company has employed or currently employs any Service Provider, (iii) no member of the Company Group has failed to comply with notice or other obligations under the Worker Adjustment and Retraining Notification Act (“WARN Act”), and (iv) each Service Provider has been properly classified by the Company Group as exempt or non-exempt and as an employee or non-employee.
(b) Except as would not reasonably be expected to be material to the Company Group, to the knowledge of the Company, no Service Provider is in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other similar obligation with respect to (i) to any member of the Company Group or (ii) to a former employer of any such employee relating (A) to the right of such employee to be employed by any member of the Company Group or (B) to the knowledge or use of trade secrets or proprietary information.
(c) Since December 31, 2023, no member of the Company Group is, and has not been, party to a settlement agreement with a current or former Service Provider that involves material allegations relating to harassment or discrimination of any kind by an employee of any member of the Company Group at the level of Vice President or above. To the knowledge of the Company, since December 31, 2023, no material allegations of harassment or discrimination of any kind have been communicated to the Company Group involving an employee of any member of any Company Group at a level of Vice President or above.
(d) The Company has made available to Parent (i) true and complete copies of all collective bargaining agreements and other labor union Contracts (including all amendments thereto) to which it is a party that are applicable to any employees of any member of the Company Group with respect to their employment with a member of the Company Group that are in effect as of the date of this Agreement (the “Company CBAs”) and (ii) a written summary of the status of any collective bargaining agreements or other labor union Contracts that are under negotiation as of the date hereof (collectively, with the Company CBAs, the “Company Union Matters”). Other than with respect to the Company Union Matters, (i) no member of the Company Group is party to, nor bound by, or in the process of negotiating, any collective bargaining agreement or other Contract with any labor union, labor organization or works council, and (ii) no employees of any member of the Company Group are represented by any labor union, labor organization or works council. No labor union, labor organization, works council, or group of employees of any member of the Company Group has made a demand for recognition or certification, and there are no representation or certification proceedings or petitions presently pending or, to the knowledge of the Company, threatened to be brought or filed with the National Mediation Board or any other labor relations tribunal or authority. To the knowledge of the Company, other than completed labor union organizing activities relating to the Company Union Matters, since December 31, 2023, there have been no labor union organizing activities with respect to any employees of any member of any Company Group. The consent of or the rendering of formal advice by any labor or trade union, works council, or any other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated thereby.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(e) Except as would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Company Group, taken as a whole:
(i) no grievances, arbitrations or legal or administrative Proceedings which allege the violation of any Company CBA are pending;
(ii) there are no labor strikes, slowdowns, work stoppages, non-informational pickets, job actions, or lockouts pending or, to the knowledge of the Company, threatened, against any member of the Company Group; and
(iii) there is no lawsuit against any member of the Company Group pending before any court which alleges a violation of the Railway Labor Act, 45 U.S.C. § 151 et seq. and there is no pending or, to the knowledge of the Company, threatened grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any Service Providers in their capacities as such.
3.14 Contracts.
(a) Except for any Contract filed as an exhibit to a Company SEC Document filed prior to the date hereof, Section 3.14(a) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of each Contract to which a member of the Company Group is party to or bound by which falls within any of the following categories:
(i) any joint venture, partnership, business alliance, code sharing, frequent flyer or interline Contract which involves revenue to the Company Group in excess of $1,000,000 per year;
(ii) any maintenance Contract for repair and overhaul that would be expected to result in the Company Group incurring costs in excess of $1,000,000 per year;
(iii) any Contract relating to Indebtedness, in each case in excess of $1,000,000 individually, other than any Company Aircraft Finance Contract;
(iv) any material credit card-related Contract (a “Credit Card Contract”), including material (i) credit card processing or card services agreements, merchant services agreements and on-line payment services agreements, (ii) agreements with credit card or debit card issuers or card associations governing co-branded credit or debit cards and (iii) agreements governing participation in credit card related awards programs;
(v) any material Contract related to any Company Slot;
(vi) any Company CBAs;
(vii) any Contract pursuant to which a license or other right to register, enforce or use (including via a covenant not to sue or co-existence agreement) with respect to Intellectual Property Rights that are material to the Company Business is granted (x) by any member of the Company Group to any Person or (y) by any Person to any member of the Company Group (including, in each case, any such Contracts involving branding, trademark licensing, advertising or promotions, but excluding, in each case, (1) non-disclosure agreements (to the extent they do not otherwise expressly grant licenses to any Intellectual Property Rights material to the Company Business), (2) consulting services agreements (other than for or involving the development of Intellectual Property Rights that are material to the Company Business, and solely to the extent any license of Company Owned Intellectual Property thereunder is non-exclusive and solely for purposes of providing the relevant consulting services to the Company Group), (3) standard, off-the-shelf software licenses to a member of the Company Group made available on standard, non-negotiable terms having a one-time or annual fee of $1,000,000 or less in the aggregate for all such related Contracts and (4) any Contract containing a license or other right to register, enforce or use that is incidental to and not material to the primary purpose of such Contract, in each case of clauses (1)–(4), entered into in the ordinary course of business);
(viii) any Contract relating to any material obligations arising under any equity, interest rate, currency or commodity derivatives or hedging transaction, other than any Company Aircraft Finance Contract;

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(ix) any Contract (other than Company CBAs) that limits or restricts in any material respect the Company Group from competing or engaging in any line of business or in any geographic area in any material respect (other than customary sanctions and export control provisions), except for any such Contract that may be cancelled without penalty by the Company Group upon notice of ninety (90) days or less;
(x) any Contract pursuant to which any member of the Company Group has loaned money or otherwise extended credit to any Person (except for any wholly owned Subsidiary) in excess of $1,000,000, except for account payables incurred or arising in the ordinary course of business;
(xi) any Contract that provides for any standstill, most favored nation provision or equivalent preferential terms, exclusivity or similar obligations to which any member of the Company Group is subject or a beneficiary thereof, which is material to the Company Group, taken as a whole;
(xii) any Contract related to Company Leased Real Property;
(xiii) any Contract providing for the acquisition or disposition by any member of the Company Group of any material assets (including Equity Interests in another Person), whether by merger, sale of stock, sale of assets or otherwise, and under which such member of the Company Group has material continuing obligations following the date hereof (excluding indemnification obligations under which there are no pending claims), in each case, except for any finance leases constituting Indebtedness or Company Aircraft Finance Contracts;
(xiv) any Contract that would reasonably be expected to result in payment to or from any member of the Company Group during the year ending December 31, 2026 of more than $1,000,000, except for any Contract that is otherwise of a type described in this Section 3.14(a) (other than Company Aircraft Finance Contracts and Company Aircraft Purchase Contracts and in each case without giving effect to any qualification by materiality or monetary threshold therein); and
(xv) the Company Warrant.
Each Contract, including all amendments, modifications and supplements thereto, of the type described in this Section 3.14(a), together with each Company Aircraft Purchase Contract and each Company Aircraft Finance Contract, is referred to herein as a “Company Material Contract.” Accurate and complete copies of each Company Material Contract have been made available by the Company Group to Parent (except as otherwise indicated in the Company Disclosure Schedule), in each case prior to the date of this Agreement.
(b) Except for any Company Material Contract that has terminated or expired in accordance with its terms and except as would not have a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the applicable member of the Company Group and, to the knowledge of the Company, of the other Party or parties thereto, in accordance with its terms, and is in full force and effect, subject to the Enforceability Exceptions. Except for breaches, violations or defaults which would not have a Company Material Adverse Effect, the Company Group has performed all obligations required to be performed by it under each Company Material Contract and, to the knowledge of the Company, each other party to each Company Material Contract has performed all obligations required to be performed by it under such Company Material Contract. Except as would not have a Company Material Adverse Effect, (i) the Company Group has not received written notice of any violation or default under any Company Material Contract and (ii) no member of the Company Group has received any written notice of the intention of any party to a Company Material Contract to cancel, terminate, materially change the scope of rights under or fail to renew any Company Material Contract.
3.15 Litigation.
(a) There is no litigation, claim, action, hearing, arbitration, investigation, audit, grievance, dispute, request for information, subpoena, civil investigative demand, mediation or other proceeding (in each case, whether civil, criminal, administrative or investigative, whether formal or informal) (a “Proceeding”) pending or, to the knowledge of the Company, threatened in writing against any member of the Company Group, any property or assets of the Company Group, or any of their respective officers, directors or employees in such individual’s capacity as such, in each case, except as would not have a Company Material Adverse Effect. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of the Company, threatened in writing against any

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
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member of the Company Group, any property or assets of the Company Group, or any of their respective officers, directors or employees in such individual’s capacity as such, in each case, except as would not prevent or materially impede the Company’s ability to consummate the First Merger or any of the other transactions contemplated hereby.
(b) No member of the Company Group or any of their respective officers, directors, employees or agents in their respective capacity as such is subject to any outstanding order, writ, injunction, judgment, award, decree, ruling, determination, stipulation, subpoena, or verdict entered, issued, made or rendered by any arbitrator or any Governmental Entity (each, an “Order”) that would have a Company Material Adverse Effect. As of the date of this Agreement, no member of the Company Group or any of their respective officers, directors, employees or agents in their respective capacity as such is subject to any outstanding Order that would prevent or materially impede the Company’s ability to consummate the First Merger or any of the other transactions contemplated hereby.
3.16 Environmental Matters.
(a) Except as would not have a Company Material Adverse Effect, each member of the Company Group is, and, except for matters that have been fully resolved, has been, in compliance with all applicable Environmental Laws, and the Company Group has obtained, or has made timely and complete application for renewal of, and is in compliance with, all Environmental Permits necessary for the conduct and operation of the Company Business.
(b) Except as would not have a Company Material Adverse Effect, there are not now, and since December 31, 2023, there have not been, any Hazardous Substances generated, treated, stored, transported, disposed of, released, or otherwise existing on, under, about, or emanating from or to, any property currently owned, leased or operated by the Company Group, except in compliance with, and as would not result in liability under, any applicable Environmental Laws.
(c) Except as would not have a Company Material Adverse Effect, since December 31, 2023 (or earlier if unresolved), no member of the Company Group has received any notice of alleged liability for, or any Proceeding, Order or inquiry regarding, any release or, to the knowledge of the Company, threatened release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law.
(d) To the extent in the possession of or reasonably available to the Company or any member of the Company Group, the Company has made available to Parent copies of any (i) Phase I or II environmental site assessments or similar environmental reports in respect of real property owned, leased or subleased by the Company or any of its Subsidiaries, (ii) any Environmental Permits and (iii) any material reports, notices or other documents relating to (A) any unresolved and material liability under Environmental Laws, (B) any material release of Hazardous Substances at, on, beneath or adjacent to any property currently or formerly owned, operated or leased by any member of the Company Group or (C) any actual or alleged unresolved and material non-compliance with any Environmental Law by any member of the Company Group.
3.17 Intellectual Property; IT Assets.
(a) Except as would not have a Company Material Adverse Effect, (i) none of the Intellectual Property Rights owned or purported to be owned by the Company Group (the “Company Owned Intellectual Property”) has lapsed, expired, been abandoned or been adjudged invalid or unenforceable, (ii) the Company Group exclusively owns all right, title and interest in the Company Owned Intellectual Property free and clear of all Liens (other than Permitted Liens) and (iii) the Company Group has valid and enforceable rights to use all Intellectual Property Rights used or held for use in the conduct of the Company Business as currently conducted, including with respect to all such Intellectual Property Rights owned by a third party that are licensed to, or allowed by such third party for use by, the Company Group (collectively referred to herein as the “Company Licensed Intellectual Property”). Nothing in this Section 3.17(a) shall be interpreted or construed as a representation or warranty with respect to whether there is infringement, misappropriation or other violation of any Intellectual Property Rights of any third party.
(b) Except as would not have a Company Material Adverse Effect:
(i) no Proceedings are pending or, to the knowledge of the Company, threatened, against any member of the Company Group that challenge the Company Group’s ownership of Company Owned Intellectual Property or rights under any Company Licensed Intellectual Property;

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
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(ii) since December 31, 2023, no member of the Company Group has received any written notice alleging the invalidity or unenforceability of (or challenging the Company Group’s rights in) any Company Owned Intellectual Property; and
(iii) since December 31, 2023, no Person has notified the Company Group that it is claiming any ownership of or right to use any Company Owned Intellectual Property.
(c) Except as would not have a Company Material Adverse Effect, the conduct of the Company Business as currently conducted by the Company Group does not infringe, misappropriate or otherwise violate, and as conducted since December 31, 2023, has not infringed, misappropriated or otherwise violated, the Intellectual Property Rights of any third party, and there are no Proceedings pending or, to the knowledge of the Company, threatened against any member of the Company Group alleging any of the foregoing.
(d) (i) Except as would not have a Company Material Adverse Effect, each member of the Company Group has taken reasonable steps to protect and preserve the confidentiality of all trade secrets and other confidential information, in each case, included in the Company Owned Intellectual Property and (ii) to the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, nor since December 31, 2023, has infringed, misappropriated or otherwise violated, any Company Owned Intellectual Property, and there are no Proceedings pending or threatened against any Person by the Company Group alleging any of the foregoing.
(e) Section 3.17(e) of the Company Disclosure Schedule is a true and complete list of all Company Registered IP owned by the Company Group. Except as would not have a Company Material Adverse Effect, the Company Registered IP is valid, subsisting and enforceable and there are no Proceedings pending or, to the knowledge of the Company, threatened, challenging any of the foregoing. Section 3.17(e) of the Company Disclosure Schedule also sets out a list of all material unregistered Trademarks used, owned, or purported to be owned by a member of the Company Group.
(f) To the knowledge of the Company, the Company IT Assets do not contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “malware,” “vulnerability,” “spyware” or “adware” (as such terms are commonly understood in the industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any material manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) materially compromising the security, confidentiality, integrity or availability of any data or damaging or destroying any data or file without consent (collectively, “Malicious Code”), in each case of clauses (i) and (ii), except as would not have a Company Material Adverse Effect. Each member of the Company Group has taken commercially reasonable steps (that meet or exceed industry standard) to prevent the introduction of Malicious Code into the Company IT Assets, except as would not have a Company Material Adverse Effect, including commercially reasonable steps to monitor, detect, prevent, mitigate and remediate Malicious Code such as firewall protections and regular virus scans.
(g) The Company Group has in effect commercially reasonable disaster recovery plans, procedures, and facilities for its business that meet or exceed industry standard. Except as would not have a Company Material Adverse Effect, (i) the Company IT Assets operate and perform in a manner that permits the Company Group to conduct the Company Business in the ordinary course, and (ii) to the knowledge of the Company, since December 31, 2023, there have been no unauthorized intrusions, compromises, data leakage incidents, disclosures of data or breaches of security (including ransomware attacks) or similar incidents (together, “Security Events”) and no material failures or crashes with respect to the Company IT Assets. Each member of the Company Group has taken commercially reasonable steps (that meet or exceed industry standard) to monitor, detect, prevent, mitigate, and remediate Security Events.
(h) Except as would not have a Company Material Adverse Effect, the Company Group has not used any data sets, information, or data provided by or obtained or collected from any third party in developing, building, instructing, or training any artificial intelligence or machine learning algorithm, program, product, or technology, including those simulating human intelligent thought processes (collectively, “AI Programs”), or used any AI Programs, (i) since December 31, 2023, in violation of applicable Law or any third-party license terms binding on the Company Group and applicable to the AI Programs, or (ii) in a manner that has adversely affected the ownership, validity, enforceability, registrability, or patentability of any Company Owned Intellectual Property or any content or other output created by such AI Programs that the Company Group intended to maintain as proprietary.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
3.18 Data Privacy and Security.
(a) Each member of the Company Group (and the Processing of Personal Information in the Company Business) complies and at all times has complied with (i) the written privacy policies of the Company Group, (ii) written contractual obligations governing the treatment of Personal Information by the Company Group, and (iii) Privacy Laws (collectively, the “Company Data Privacy Requirements”), except, in each case of clauses (i)–(iii), as would not have a Company Material Adverse Effect. Each member of the Company Group has presented a privacy policy to individuals prior to the collection of any Personal Information to the extent required by Company Data Privacy Requirements, and all privacy policies are and have since December 31, 2023, been accurate, consistent and complete, and not misleading or deceptive (including by omission), in each case, except as would not have a Company Material Adverse Effect.
(b) The execution, delivery, and performance of this Agreement and the transactions contemplated by this Agreement do not and will not (i) conflict with or result in a violation or breach of any Company Data Privacy Requirements, (ii) in respect of Personal Information Processed in the Company Business, require the Consent of or provision of notice to any Person concerning such Person’s Personal Information or (iii) prohibit the transfer of Personal Information to the Parent Group except, in each case of clauses (i)–(iii), as would not have a Company Material Adverse Effect. To the extent that any Personal Information transferred as part of the transactions contemplated by this Agreement satisfies the definition of “personal information” as defined by the California Consumer Privacy Act (“CCPA”), for the avoidance of doubt, all such Personal Information is an asset that will be transferred as part of the transactions contemplated by this Agreement, as contemplated by section 1798.140(t)(2)(D) of the CCPA.
(c) Since December 31, 2023, there has been no accidental, unlawful, or unauthorized Processing of Personal Information in the possession or control of the Company Group (“Company PII Security Incident”), except as would not have a Company Material Adverse Effect. Each member of the Company Group has taken commercially reasonable steps and implemented and maintained commercially reasonable policies and procedures (that meet or exceed industry standard) to (i) monitor, detect, prevent, mitigate, and remediate Company PII Security Incidents, (ii) identify and address internal and external risks to the privacy and security of Personal Information in its possession or control, and (iii) monitor adequate and effective administrative, technical, physical, and organizational safeguards to protect such Personal Information and its software, systems, applications, websites and Company IT Assets involved in the Processing of Personal Information.
(d) Since December 31, 2023, no member of the Company Group has received written notice that it has been the subject of any inquiry, investigation, or enforcement action of any Governmental Entity with respect to compliance with any Privacy Law, or received written notice of any claims, notices, or complaints alleging or investigating a security event, Company PII Security Incident, or violation of any Company Data Privacy Requirement, except as would not have a Company Material Adverse Effect.
(e) Since December 31, 2023, (i) the Processing, storage, retention, use, transmission and disclosure of credit card information by the Company Group has been in compliance with all applicable requirements contained in the Payment Card Industry Data Security Standards (“PCI DSS”) relating to “cardholder data” (as such term is defined in the PCI DSS, as amended from time to time) and (ii) to the knowledge of the Company, there has been no security event involving unauthorized access, use, or disclosure of any “cardholder data”, except, in each case of clauses (i) and (ii), as would not have a Company Material Adverse Effect.
3.19 Tax Matters.
(a) Each member of the Company Group has timely filed (taking into account any extension of time within which to file) all material Tax Returns required to have been filed by or with respect to the Company Group, and all such Tax Returns are true, complete and accurate in all material respects. Except as would not reasonably be expected to be material to the Company Group, no claim has been made in the past three (3) years in writing by a Governmental Entity in a jurisdiction where the Company Group does not file Tax Returns that any member of the Company Group is or may be subject to Taxes in such jurisdiction.
(b) All material amounts of Taxes of the Company Group due and payable (whether or not shown on any Tax Return) have been timely paid.
(c) No claim, assessment, deficiency or proposed adjustment for any material amount of Taxes have been proposed or assessed in writing against any member of the Company Group by any Governmental Entity except

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
for deficiencies that have since been resolved. No member of the Company Group (i) is the subject of any currently pending or ongoing Tax audit or other administrative or judicial Proceeding with respect to material Taxes or (ii) has waived any statute of limitations in respect of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency (other than in connection with any extensions of time to file Tax Returns), which waiver or extension is currently in effect.
(d) No member of the Company Group has made a request for an advance tax ruling, a request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Entity with respect to any Taxes that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(e) No member of the Company Group is a party to, and has no material obligation or liability under, any written agreement for the sharing, reimbursement, indemnification or allocation of Taxes, including any tax receivable agreement or similar agreement (other than customary provisions for Taxes contained in credit, lease or other agreements the primary purposes of which do not relate to Taxes).
(f) No member of the Company Group is, or has been, a member of a group (other than a group the common parent of which is or was another member of the Company Group) filing a consolidated, combined, affiliated, unitary or similar income Tax Return. No member of the Company Group has any material liability for the Taxes of any Person (other than Taxes of the Company Group) under Treasury Regulation section 1.1502-6 (or any similar provision of state, local or foreign law), or as a transferee or successor.
(g) No member of the Company Group will be required to include a material item of income, exclude any material item of deduction or loss from income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting or closing agreement with any Governmental Entity filed or made on or prior to the Closing, (ii) prepaid amount received or deferred revenue accrued on or prior to the Closing, (iii) installment sale, excess loss account, deferred intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign law) or open transaction disposition made on or prior to the Closing, (iv) closing agreement as described in Section 7121 of the Code (or any similar provision of state, local or foreign law) executed prior to the Closing or (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign law), and to the knowledge of the Company, the IRS has not proposed any such adjustment or change in accounting method. No material Taxes will be payable by or with respect to any member of the Company Group after the Closing Date in connection with any election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign law).
(h) Except as would not reasonably be expected to be material to the Company Group, each member of the Company Group has withheld and, to the extent required by Law, paid to the appropriate Governmental Entity all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.
(i) No member of the Company Group nor any predecessor of any member of the Company Group has been a “distributing corporation” or a “controlled corporation” (within the meaning of section 355 of the Code) in a transaction intended to qualify under section 355 of the Code within the past two (2) years.
(j) No member of the Company Group has entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).
(k) There are no Liens with respect to any material Taxes upon the property or any assets of the Company Group other than Permitted Liens.
(l) None of the Company, any of its Subsidiaries, or, to the knowledge of the Company, any of the Company’s Affiliates has taken or agreed to take any action that would prevent the Mergers, taken together, from qualifying for the Intended Tax Treatment and the Company is not aware of any agreement, plan, fact or other circumstance that would reasonably be expected to prevent the Mergers, taken together, from qualifying for the Intended Tax Treatment.
(m) No member of the Company Group has any material liability under any escheat or unclaimed property Laws.

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(n) The Company has not been, is not, and immediately prior to the First Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.
3.20 Insurance. The Company Group maintains insurance coverage with reputable and financially sound insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with customary industry practice for companies engaged in businesses similar to that of the Company Group and which comply in all material respects with the requirements of Law and Contracts to which the Company Group is a party (including any lease for personal or real property). Section 3.20 of the Company Disclosure Schedule sets forth a complete and accurate list of all material insurance policies and all material self-insurance programs and arrangements relating to the Company Group’s business, assets and operations. As of the date hereof, all such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and no written notice of a material default or termination has been received by any member of the Company Group. Since December 31, 2023, each member of the Company Group has been continuously insured with recognized insurers or has self-insured in such amounts and related to such risks and losses as are required by applicable Law and any Company Material Contract and as are customary for companies in the United States conducting the businesses conducted by such member of the Company Group. There is no Proceeding pending by any member of the Company Group against any insurance carrier under any such policy.
3.21 Real Property.
(a) Section 3.21(a) of the Company Disclosure Schedule sets forth (i) an accurate and complete list of all real property leased or subleased by the Company Group that require fixed payments by the Company Group in excess of $1,000,000 per annum (collectively, the “Company Leased Real Property”), (ii) the address for each Company Leased Real Property and (iii) the name of the third-party lessor(s) thereof, the date of the lease contract relating thereto and all amendments thereof. The Company Group has a valid and subsisting leasehold interest in all Company Leased Real Property leased by it, in each case free and clear of all Liens, other than Permitted Liens.
(b) No member of the Company Group owns any real property or is a party to any Contract or otherwise has any obligation to acquire any real property.
(c) The Company Group has not received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and, to the knowledge of the Company, there are no such Proceedings threatened, affecting any portion of the Company Leased Real Property.
3.22 Related Party Transactions. No member of the Company Group is a participant in a “transaction” with any “related person” that would be required to be disclosed by the Company under Item 404 of Regulation S-K (a “Company Related Party Transaction”). For purposes of this Section 3.22 and Section 4.23, the terms “related person” and “transaction” have the meanings given to such terms in Item 404 of Regulation S-K.
3.23 Aircraft.
(a) Section 3.23(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of (i) all aircraft operated under the FAA operating certificate of any member of the Company Group, (ii) all aircraft owned or leased by any member of the Company Group, (collectively, the “Company Aircraft”), including, for each Company Aircraft, a description of the type, manufacturer’s model name, manufacturer’s serial number, registration number, the delivery date, the manufacture date or age, and whether it is owned or leased and by which member of the Company Group and (iii) all spare engines owned or leased by any member of the Company Group, (collectively, the “Company Engines”), including, for each Company Engine, a description of the type, manufacturer’s model name, manufacturer’s serial number, the delivery date, the manufacture date or age and whether it is owned or leased and by which member of the Company Group.
(b) All Company Aircraft are properly registered on the applicable aircraft registry and have validly issued and current certificates of registration, are in airworthy condition (except for any Company Aircraft undergoing maintenance or in storage and subject to emergency airworthiness directives issued by the applicable aviation authority), and have validly issued and current certificates of airworthiness from the applicable aviation authority that are in full force and effect (except for the period of time any Company Aircraft may be out of service and such certificate is suspended in connection therewith).
(c) All Company Aircraft, Company Engines and spare parts owned or leased by a member of the Company Group are being maintained in all material respects according to applicable Laws, applicable regulatory standards and maintenance programs approved by the applicable aviation authority. The Company Group has implemented

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
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maintenance schedules with respect to Company Aircraft and Company Engines that, if complied with, result in the satisfaction of all material requirements under all applicable airworthiness directives of the FAA and Federal Aviation Regulations required to be complied with and which are in accordance with the FAA-approved maintenance program of the Company Group, and the Company Group is in compliance with such maintenance schedules in all material respects (except with respect to Company Aircraft and Company Engines in storage), and the Company Group has no reason to believe that the Company Group will not satisfy in any material respect any component of such maintenance schedules on or prior to the dates specified in such maintenance schedules (except with respect to Company Aircraft and Company Engines in storage). Each Company Aircraft’s and Company Engine’s structure, systems and components are functioning in all material respects in accordance with their intended use, except for Company Aircraft and Company Engines that are undergoing maintenance and temporarily deferred maintenance items that are permitted by the Company Group’s maintenance programs. All deferred maintenance items and temporary repairs with respect to each such Company Aircraft and Company Engine have been or will be made in all material respects in accordance with the Company Group’s maintenance programs.
(d) Section 3.23(d) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of all Contracts (other than Contracts that may be terminated or cancelled by any member of the Company Group without incurring any material penalty) pursuant to which any member of the Company Group has a binding obligation following the date hereof to purchase or lease (other than pursuant to a Company Aircraft Finance Contract) aircraft, engines or simulators where the reasonably expected expenditures under any such Contract exceed $2,000,000 per annum (together with all amendments, modifications and supplements thereto, each, a “Company Aircraft Purchase Contract”), including the manufacturer and model of all aircraft, engines or simulators subject to each Contract, the nature of the purchase or lease obligation (i.e. firm commitment, subject to reconfirmation or otherwise) and the anticipated year of delivery of the aircraft, engines or simulators subject to such Contract.
(e) Section 3.23(e) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of all Contracts pursuant to which any member of the Company Group has financed, or has commitments to finance, Company Aircraft, Company Engines or spare parts (including leases, mortgages and deferred or conditional sales agreements) involving amounts in excess of $2,000,000 (together with all amendments, modifications and supplements thereto, each, a “Company Aircraft Finance Contract”).
(f) With respect to each Company Aircraft and Company Engine presently owned by any member of the Company Group (“Company Owned Aircraft”), such member of the Company Group holds good and marketable title to the Company Owned Aircraft free and clear of any Liens except for any Permitted Liens and any Liens under an applicable Company Aircraft Finance Contract.
(g) No member of the Company Group is a party to any interchange or pooling agreements with respect to the Company Aircraft, or any Company Engines or components thereof, or any spare parts owned or leased by the Company Group for use on the Company Aircraft, other than pooling agreements in the ordinary course of business.
3.24 Company Slots and Operating Authorizations.
(a) Section 3.24(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all takeoff and landing slots, slot exemptions, and operating authorizations from the FAA or any other Governmental Entity and other similar designated takeoff and landing rights used or held by any member of the Company Group (the “Company Slots”) at any domestic or international airport and such list indicates (i) any Company Slots that have been permanently allocated to the Company Group from another air carrier and (ii) any Contracts concerning specific Company Slots.
(b) Since December 31, 2023, the Company Group has complied and is in compliance with all regulations issued under the Federal Aviation Act and any other Laws (including any waivers or exemptions therefrom) promulgated in the United States or in any country in which the Company Group operates by either a civil aviation authority, airport authority or slot coordinator with respect to the Company Slots, except as would not have a Company Material Adverse Effect. Since December 31, 2023, the Company has not (i) received any written notice of any proposed withdrawal of any Company Slot by the FAA, any other Governmental Entity or any slot coordinator, or (ii) agreed to any future slide, trade, purchase, sale, exchange, lease, or transfer of any of the Company Slots (except, in each case, for seasonal swaps and temporary returns to the FAA). The Company Slots

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have not been designated for the provision of essential air service under the regulations of the FAA, were not acquired pursuant to 14 C.F.R. Section 93.219, and have not been designated for international operations, as more fully detailed in 14 C.F.R. Section 93.217. To the extent covered by 14 C.F.R. Section 93.227 or any Order, notice, or requirement of the FAA, any other Governmental Entity or any slot coordinator, the Company Group has used the Company Slots (or the Company Slots have been used by other operators) either at least 80% of the maximum amount that each Company Slot could have been used during each full reporting period (as described in 14 C.F.R. Section 93.227(i) or any such Order, notice, or requirement) or such greater or lesser amount of minimum usage as may have been required to protect such Company Slots from termination or withdrawal under regulations or waivers established by the FAA, any other Governmental Entity, or any slot coordinator. All material reports required by the FAA, any other Governmental Entity or any slot coordinator relating to the Company Slots have been filed in a timely manner.
(c) The Company Group is party to common use agreements with respect to Company Slots that govern the Company Group’s operating privileges at specified Company Airports (“Common Use Agreements”). Except as would not have a Company Material Adverse Effect, each Common Use Agreement is a valid and binding obligation of the applicable member of the Company Group and, to the knowledge of the Company, of each other party thereto, in accordance with its terms, and is in full force and effect, subject to the Enforceability Exceptions. Except for breaches, violations or defaults which would not have a Company Material Adverse Effect, the Company Group has performed all obligations required to be performed by it under each Common Use Agreement and, to the knowledge of the Company, each other party to each Common Use Agreement has performed all obligations required to be performed by it under such Company Material Contract.
3.25 Company Airports. No airport authority at any airport at which the Company Group operates (each such airport, a “Company Airport”) has taken any action, nor, to the knowledge of the Company, has any such action been threatened in writing, that would reasonably be expected to materially interfere with the ability of any member of the Company Group to conduct its respective operations at any Company Airport in substantially the manner as currently conducted.
3.26 U.S. Citizen; Air Carrier. Each member of the Company Group is a “citizen of the United States” as defined in 49 U.S.C. § 40102(a)(15) and as interpreted by DOT, and Sun Country, Inc. is fully authorized and qualified to operate as an “air carrier” within the meaning of the Federal Aviation Act operating under certificates and exemptions issued pursuant to such Act (49 U.S.C. §§ 40102(a)(2), 40109, and 41101-41112).
3.27 Opinion of Financial Advisor. The Company Board has received the oral opinion (the “Goldman Fairness Opinion”) of Goldman Sachs & Co. LLC (“Goldman”), to be subsequently confirmed in a written opinion to the Company Board, to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of shares of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders. Promptly following the date of this Agreement, the Company will make available to Parent, solely for informational purposes, a written copy of the Goldman Fairness Opinion.
3.28 Required Vote. Assuming the accuracy of the representation in the second sentence in Section 4.27, the affirmative vote or written consent of the holders of Shares representing a majority of the voting power of the outstanding shares of the Company Common Stock entitled to vote thereon (the “Company Required Vote”) is the only vote required of the holders of any class of capital stock of the Company to adopt this Agreement (the “Company Stockholder Approval”).
3.29 Brokers. Except for Goldman, there is no broker, finder, financial advisor or other Person that has been retained by or is authorized to act on behalf of the Company Group, the Company Board or any committee thereof, who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other non-hours based fee or commission in connection with the Mergers based upon arrangements made by or on behalf of the Company. On or prior to the date of this Agreement, the Company has made available to Parent a copy of the engagement letters or other agreements, in each case, as amended or modified, between the Company and Goldman.
3.30 Information Supplied. The information supplied by the Company Group in writing for inclusion in the Registration Statement and the Joint Proxy Statement/Prospectus will not (i) in the case of the Registration Statement, at the time the Registration Statement is declared effective under the Securities Act and (ii) in the case of the Joint Proxy Statement/Prospectus, as of the date the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Company and Parent, respectively, and at the time of any meeting of the Company’s or Parent’s stockholders to be held in connection with the Mergers, including the Company Stockholder Meeting and the Parent Stockholder Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing sentence, no member of the Company Group makes any representation or warranty with respect to statements made in any of the foregoing documents based on information supplied by Parent or Merger Subs for inclusion therein.
3.31 Ownership of Parent Common Stock. No member of the Company Group owns (beneficially or otherwise) any shares of Parent Common Stock or other Equity Interests in Parent or any options, warrants or other rights to acquire Parent Common Stock or other Equity Interests in Parent (or any other economic interest through derivative securities or otherwise in the Company). No member of the Company Group, nor any of their respective “Affiliates” and “Associates,” is an “interested stockholder” of Parent, as defined in Sections 78.411 to 78.444 of the Nevada Revised Statutes.
ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as set forth in (i) the Parent SEC Documents that are publicly available on EDGAR prior to the date of this Agreement (but (A) without giving effect to any amendment thereof filed with the SEC on or after the date of this Agreement and (B) excluding any disclosure contained in such Parent SEC Documents under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” or sections of such reports and other disclosures that are similarly predictive, cautionary or forward-looking in nature; provided, however, that any disclosure in any such report shall not qualify the representations and warranties in Section 4.1, Section 4.2, Section 4.3, Section 4.9, Section 4.23(a), Section 4.24, Section 4.27, Section 4.30, Section 4.31 or Section 4.33) or (ii) the disclosure schedule delivered by Parent and Merger Subs to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (provided that a matter disclosed with respect to one representation and warranty shall also be deemed to be disclosed with respect to each other representation and warranty to the extent that the relevance of such disclosure is reasonably apparent on the face of the disclosure contained in the Parent Disclosure Schedule), notwithstanding the omission of an appropriate cross-reference, Parent and Merger Subs hereby represent and warrant to the Company as follows:
4.1 Organization and Qualification; Subsidiaries.
(a) Parent is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Nevada, has all requisite corporate power and corporate authority to own, lease and operate its properties and assets and to carry on the Parent Business as it is now being conducted. Parent is duly qualified to do business in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of the Parent Business requires such qualification, except as would not have a Parent Material Adverse Effect.
(b) Parent has made available to the Company accurate and complete copies of the Articles of Incorporation of Parent (as amended, the “Parent Charter”), Amended and Restated Bylaws of Parent, as in effect on the date of this Agreement, and the currently effective certificates of incorporation and bylaws of Merger Subs. Each of Parent and Merger Subs is not in material violation of any provision of the Parent Charter or Parent Bylaws (in the case of Parent) or the currently effective certificates of incorporation and bylaws of Merger Subs (in the case of Merger Subs).
(c) Each of Parent’s Subsidiaries is a legal entity, duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization or incorporation, has all requisite corporate (or similar) power and authority, to own, lease and operate their respective properties and assets and to carry on their respective businesses as they are now being conducted. Each of Parent’s Subsidiaries is duly qualified to do business in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except as would not have a Parent Material Adverse Effect.
4.2 Capitalization.
(a) As of the close of business on January 9, 2026, the authorized capital stock of Parent consists of (i) 100,000,000 shares of Parent Common Stock, of which there were 18,309,380 shares issued and outstanding, including 170,802 Parent Restricted Shares, and (ii) 5,000,000 shares of Preferred Stock, par value $0.001 per

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
share (the “Parent Preferred Stock”), of which no shares were issued and outstanding. As of the date of this Agreement, there were 7,181,964 shares of Parent Common Stock held by Parent in its treasury. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights.
(b) As of the close of business on January 9, 2026, Parent has no shares of Parent Common Stock or Parent Preferred Stock reserved for or otherwise subject to issuance, except for (i) 955 shares of Parent Common Stock reserved for issuance pursuant to outstanding Parent Warrants, (ii) 282,798 shares of Parent Common Stock reserved for issuance pursuant to the Parent 2014 Employee Stock Purchase Plan and (iii) 695,281 shares of Parent Common Stock were reserved for issuance pursuant to the Parent 2022 Long-Term Incentive Plan.
(c) Except as described in Section 4.2(b), there are no options, warrants, calls, conversion rights, stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or any other equity equivalent or equity-based award or right, redemption rights, repurchase rights or other preemptive or outstanding rights, agreements, arrangements or commitments of any character obligating Parent to issue, acquire or sell any shares of Parent Common Stock or other Equity Interests of Parent or any securities obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent, and no securities or obligations evidencing such rights are authorized, issued or outstanding.
(d) There are no outstanding contractual obligations of any member of the Parent Group (i) affecting the voting rights of, (ii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iii) requiring the registration for sale of, (iv) granting any preemptive or antidilutive rights with respect to, or (v) restricting the transfer of, any shares of Parent Common Stock or other Equity Interests in any member of the Parent Group.
(e) There is no Indebtedness of any member of the Parent Group providing any holder thereof with the right to vote (or convertible into, or exchangeable for, Equity Interests providing the holder thereof with the right to vote) on any matters on which the Parent stockholders or any holder of Equity Interests in any member of the Parent Group may vote.
(f) Parent or another member of the Parent Group owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Subsidiaries of Parent, free and clear of any Liens (other than restrictions imposed by applicable securities Laws or the organizational documents of any such Subsidiary or Permitted Liens), and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, in each case, in all material respects, and no Subsidiary of Parent owns any shares of Parent Common Stock. Except for the outstanding Equity Interests in Parent’s Subsidiaries, neither Parent nor any of its Subsidiaries owns any Equity Interests in any Person. Neither Parent nor any of its Subsidiaries is obligated to form or participate in, provide funds to or make any loan, capital contribution, guarantee, credit enhancement or other investment in, any Person.
4.3 Authority.
(a) Assuming the accuracy of the representation in the second sentence of Section 3.31, each of Parent and Merger Subs has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Mergers, subject to obtaining the Parent Stockholder Approval. Assuming the accuracy of the representation in the second sentence of Section 3.31, the execution and delivery of this Agreement by each of Parent and Merger Subs, as applicable, and the consummation by Parent and Merger Subs of the transactions contemplated hereby, including the Mergers, have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Subs and no stockholder votes or written consents in lieu thereof are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the Parent Stockholder Approval, the filing of the Certificates of Merger with the Secretary of the State of Delaware and the Secretary of the State of Nevada. This Agreement has been duly and validly executed and delivered by Parent and Merger Subs, and assuming due authorization, execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Subs, enforceable against Parent and Merger Subs in accordance with its terms, subject to the Enforceability Exceptions.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(b) At a meeting duly called and held prior to the execution and delivery of this Agreement, the Parent Board adopted resolutions by which the Parent Board unanimously (i) determined that the terms hereof, the Mergers and the other transactions contemplated by this Agreement are in the best interests of Parent, (ii) approved and declared advisable this Agreement, the Mergers and the other transactions contemplated hereby, (iii) directed that the Parent Share Issuance be submitted to the holders of the Parent Common Stock for approval and (iv) resolved to recommend that the holders of the Parent Common Stock vote in favor of the Parent Share Issuance, and, subject to Section 5.4, none of the aforesaid resolutions has been amended, rescinded or modified.
4.4 No Conflict. None of the execution, delivery or performance of this Agreement by Parent or Merger Subs, the consummation by Parent or Merger Subs of the Mergers or any other transaction contemplated by this Agreement, or compliance by Parent or Merger Subs with any of the provisions of this Agreement will (with or without notice or lapse of time, or both) (a) subject to obtaining the Parent Stockholder Approval, conflict with or violate any provision of the Parent Charter or Parent Bylaws, or the certificate of incorporation or bylaws or similar organizational and governing documents of Merger Subs, as applicable, (b) assuming that Consents described in Section 4.5 have been obtained and all Filings described in Section 4.5 have been made, conflict with or violate any Law applicable to Parent or Merger Subs or any other Subsidiary of Parent or any of their respective properties or assets; or (c) require any Consent under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of the Parent Group pursuant to, any Parent Material Contract, except, with respect to clauses (b) and (c), for any such conflicts, violations, Consents, breaches, losses, defaults, other occurrences or Liens which would not have a Parent Material Adverse Effect and would not prevent or materially impede Parent’s or Merger Subs’ ability to consummate the First Merger or any of the other transactions contemplated hereby.
4.5 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by Parent and Merger Subs, the consummation by Parent and Merger Subs of the Mergers or any other transaction contemplated by this Agreement, or compliance by Parent or Merger Subs with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any Consent of, or Filing with or to, any Governmental Entity, other than (a) the filing of the Certificate of First Merger as required by the DGCL, (b) the filing of the Certificates of Second Merger as required by the DGCL and NLLCA, (c) compliance with any applicable requirements of the HSR Act, (d) any Consent or Filing under the Federal Aviation Act or under any regulation, rule, order, notice or policy of the FAA, the DOT, the FCC and the DHS, including the TSA, (e) compliance with the applicable requirements of the Exchange Act, (f) compliance with the applicable requirements of the Securities Act, (g) compliance with any applicable foreign or state securities or Blue Sky Laws, (h) filings with the SEC as may be required by Parent or Merger Subs in connection with this Agreement and the transactions contemplated hereby, including the filing of the Registration Statement and the Joint Proxy Statement/Prospectus, (i) such filings as may be required under the rules and regulations of Nasdaq and (j) where the failure to obtain such Consents of, or to make such Filings with or to any Governmental Entity would not have a Parent Material Adverse Effect and would not prevent or materially impede Parent’s or Merger Subs’ ability to consummate the First Merger or any of the other transactions contemplated hereby.
4.6 Permits; Compliance with Law.
(a) Each member of the Parent Group holds all Permits applicable to such member of the Parent Group and necessary for it to own, lease and operate its assets and properties and to operate its businesses as currently conducted (the “Parent Permits”), except where the failure to hold any Parent Permits would not have a Parent Material Adverse Effect and would not prevent or materially impede Parent’s or Merger Subs’ ability to consummate the First Merger or any of the other transactions contemplated hereby. Each member of the Parent Group is, and since December 31, 2023, has been, operating in compliance with the terms of such Parent Permits, except where the failure to be in compliance with such Parent Permits would not have a Parent Material Adverse Effect and would not prevent or materially impede Parent’s or Merger Subs’ ability to consummate the First Merger or any of the other transactions contemplated hereby.
(b) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Parent Group, taken as a whole, (i) Parent is not, and since December 31, 2023, has not been, in conflict with, default under or violation of, and is not being investigated for, or charged by any Governmental Entity with a violation of, any Law, operating certificates, certificates of public convenience and necessity, air carrier obligations, airworthiness directives, Federal Aviation Regulations, and any other rules, regulations, directives, orders and policies of the FAA, the DOT, the DHS, the TSA and any other Governmental

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Entity applicable to Parent or by which any property or asset of Parent is or was bound, (ii) there is no pending, or to the knowledge of Parent, threatened investigation or review by any Governmental Entity with respect to Parent that challenges or questions the validity of any rights of the holder under the Parent Permits or that alleges the existence of any violation of any Parent Permit, and (iii) neither the DOT nor the FAA nor any other Governmental Entity has taken any action or, to the knowledge of Parent, threatened to take any action to amend, modify, suspend, revoke, terminate, cancel, withdraw, or otherwise materially affect any Parent Permit. Parent has not received any written notice or communication of any material noncompliance with any such Laws that has not been cured as of the date hereof.
(c) Since December 31, 2020, no member of the Parent Group nor, to the knowledge of Parent, any of their respective directors, officers, employees, partners or Affiliates (i) has directly or indirectly, offered, promised to pay, paid or accepted any remuneration or other thing of value that is prohibited by applicable Law, including under the United States Foreign Corrupt Practices Act of 1977 or any other Laws relating to bribery, corruption or money laundering, or (ii) is aware of any action taken that has had the result or would result in a violation by any such person of the United States Foreign Corrupt Practices Act of 1977 or any other Laws relating to bribery, corruption or money laundering. Except as would not have a Parent Material Adverse Effect, since December 31, 2020, no member of the Parent Group nor any of their respective directors, officers or employees has directly or indirectly made or agreed to make any contribution, gift, bribe, rebate, payoff, influence payment, kickback or similar payment to any Person, including (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or pay for special concessions already obtained or (iv) in connection with any regulatory review of the Parent Business.
4.7 SEC Filings; Financial Statements.
(a) Since December 31, 2023, Parent has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, certifications, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents and any other documents filed by Parent with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Parent SEC Documents”). As of their respective effective dates (in the case of the Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), or in each case, if amended prior to the date hereof, as of the date of the last such amendment, the Parent SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC promulgated thereunder. All of the audited financial statements and unaudited interim financial statements of Parent included in or incorporated by reference into the Parent SEC Documents, including the related notes and schedules (collectively, the “Parent Financial Statements”), (A) have been prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q, as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments), (B) comply as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (C) fairly present in all material respects the financial position and the results of operations, cash flows and changes in stockholders’ equity of Parent as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments). Pursuant to Regulation S-X under the Securities Act, Parent is not required and would not be required upon completion of any pending transaction to file any financial statements, audited, unaudited, pro forma or otherwise, with the SEC in order for a registration statement filed by Parent to be declared effective. No Subsidiary of Parent is, or has at any time since December 31, 2023, been, subject to the periodic reporting requirements of the Exchange Act or is or has been otherwise required to file any report, schedule, form, statement, registration statement, prospectus or other document with the SEC.
(b) No member of the Parent Group is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or similar Contract (including any Contract or arrangement relating to any

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
transaction or relationship between or among Parent, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 2.03 of Form 8-K).
(c) As of the date of this Agreement, there are no unresolved comments (as such term is used under Item 1B of Form 10-K) received from the SEC staff relating to the Parent SEC Documents. To the knowledge of Parent, none of the Parent SEC Documents is subject to ongoing SEC review or investigation.
(d) Parent is, and since December 31, 2023, has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq.
4.8 Internal Controls. Parent maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurances (a) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (b) that receipts and expenditures of Parent are being made only in accordance with authorizations of management and the directors of Parent and (c) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s and its Subsidiaries’ assets that could have a material effect on Parent’s financial statements. Parent (i) has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on the most recent evaluation by its Chief Executive Officer and its Chief Financial Officer, to Parent’s auditors and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. There are no formal internal investigations, any formal or informal SEC inquiries or investigations or other inquiries or investigations by Governmental Entities that are pending or, to the knowledge of Parent, threatened, in each case under this sentence, related to any accounting practices of any member of the Parent Group. Since December 31, 2023, (1) none of the Parent Group or any of their respective Parent Representatives have received any bona fide complaint, allegation, assertion or claim, whether written or oral, related to the accounting or auditing practices, procedures, methodologies or methods of any member of the Parent Group or their respective internal accounting controls, including any bona fide complaint, allegation, assertion or claim that any member of the Parent Group has engaged in questionable accounting or auditing practices, and (2) no attorney representing a member of the Parent Group, whether or not employed by a member of the Parent Group, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Parent Representatives to the Parent Board or any committee thereof or to Parent’s Chief Executive Officer or Chief Financial Officer.
4.9 State Takeover Laws. Assuming the accuracy of the representation in the second sentence of Section 3.31, Parent has taken all necessary action so that the restrictions on business combinations in any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws do not apply to this Agreement or any of the transactions contemplated hereby. There is no shareholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Parent is a party or is otherwise bound.
4.10 No Undisclosed Liabilities. Except for those liabilities and obligations (a) as reflected in, reserved against or disclosed in the Parent Financial Statements prior to the date of this Agreement, (b) incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of Parent included in the Parent Financial Statements (except for any liability for any breach of Contract or breach of warranty, tort or violation of Law or related to any Proceeding or that is an environmental liability or clean up obligation), (c) arising pursuant to this Agreement or incurred in connection with the Mergers or the other transactions contemplated by this Agreement and the process leading thereto, (d) performance obligations not yet due under any Contracts of any member of the Parent Group or (e) that would not have a Parent Material Adverse Effect, the Parent Group has no liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) that are required to be reflected on a consolidated balance sheet of the Parent and its consolidated Subsidiaries (or in the notes thereto) prepared in accordance with GAAP.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
4.11 Absence of Certain Changes or Events.
(a) Since December 31, 2024, until the date of this Agreement, the Parent Group has conducted its businesses in all material respects in the ordinary course of business.
(b) Since December 31, 2024, until the date of this Agreement, there has not occurred a Parent Material Adverse Effect or other Effect that would prevent or materially impede Parent’s or Merger Subs’ ability to consummate the First Merger or any of the other transactions contemplated hereby.
4.12 Employee Benefit Plans.
(a) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Parent Group, (i) each Parent Benefit Plan (and any related trust or other funding vehicle) has been established, maintained and administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Laws, (ii) all Parent contributions or insurance premiums required to be made or paid with respect to any Parent Benefit Plan have been timely made, paid and deposited, as applicable, and (iii) all material reports, returns, notices and similar documents required to be filed with any Governmental Entity or distributed to any Parent Benefit Plan participant have been timely filed or distributed.
(b) There are no, and the Parent Group does not have any material liability in respect of any, Foreign Benefit Plans.
(c) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter, or is entitled to rely on a favorable opinion letter from the IRS regarding its tax-qualified status, in either case, that has not been revoked and, to the knowledge of Parent, no event has occurred or circumstance exists that has materially and adversely affected or would reasonably be expected to materially and adversely affect such tax-qualification or exemption. No member of the Parent Group nor any Parent Benefit Plan or, to the knowledge of Parent, any trustee, administrator or other third-party fiduciary or party-in-interest, with respect to any Parent Benefit Plan, has engaged in any breach of fiduciary responsibility or non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) which could result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by Section 4975 of the Code on a member of the Parent Group.
(d) No Parent Benefit Plan is, and no member of the Parent Group nor any ERISA Affiliate thereof, sponsors, maintains, contributes to, or has within the six (6) years ending on the date hereof sponsored, maintained, contributed to, or has any actual or contingent liability with respect to any (i) single employer plan or other pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) “multiple employer plan” that is subject to Section 413(c) of the Code or Section 1063 or 1064 of ERISA, (iii) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (iv) multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). No liability under Title IV or Section 302 of ERISA has been incurred by the Parent Group or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to the Parent Group or any ERISA Affiliate of incurring any such liability, other than any liability for premiums due to the Pension Benefit Guaranty Corporation (which premiums have been paid when due).
(e) To the knowledge of Parent, there are no pending, anticipated or threatened actions, suits, disputes, hearings or claims against any member of the Parent Group with respect to any Parent Benefit Plan, by or on behalf of any employee, former employee or beneficiary covered under any such Parent Benefit Plan (other than routine claims for benefits) that would reasonably be expected to result in, individually or in the aggregate, a material liability to the Parent Group, taken as a whole. No Parent Benefit Plan is, or within the last three (3) years has been, the subject of an examination or audit by a Governmental Entity, or is the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.
(f) None of the execution, delivery or performance of this Agreement by Parent, Parent’s consummation of the transactions contemplated by this Agreement, nor Parent’s compliance with any of the provisions of this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the First Effective Time), will result in any “parachute payment” under Section 280G of the Code in respect of Service Providers.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(g) No member of the Parent Group has any material liability in respect of, or material obligation to provide, post-employment health, medical, disability, life insurance benefits or other welfare benefits to any former or current employees, officers, consultants, independent contractors or directors of any member of the Parent Group (the “Parent Service Providers”) (or the spouses, dependent or beneficiaries of any Parent Service Providers), whether under a Parent Benefit Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar Law.
(h) Except as contemplated by the express terms of this Agreement, none of the execution, delivery or performance of this Agreement by Parent or Merger Subs, the consummation by Parent and Merger Subs of the Mergers or any other transaction contemplated by this Agreement will (either alone or in conjunction with any other event, including any termination of employment on or following the First Effective Time) (i) entitle any Service Provider to any material compensation or benefit, (ii) accelerate the time of payment or vesting, increase the amount of payment, or trigger any payment or funding, of any material compensation or benefit or trigger any other material obligation under any Parent Benefit Plan, (iii) trigger any funding (through a grantor trust or otherwise) of compensation, equity award or other benefits, (iv) otherwise give rise to any material liability under any Parent Benefit Plan or (v) limit or restrict the right of Parent to merge, amend or terminate any of the Parent Benefit Plans.
(i) No Parent Benefit Plan provides for any gross-up, reimbursement or additional payment by reason of any Tax imposed under Section 409A or Section 4999 of the Code.
(j) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) maintained or sponsored by a member of the Parent Group has been documented and operated in material compliance with Section 409A of the Code and the guidance issued thereunder.
4.13 Labor and Other Employment Matters.
(a) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Parent Group, taken as a whole, (i) each member of the Parent Group is in material compliance with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and layoffs, child labor, employment discrimination, disability rights or benefits, equal opportunity, affirmative action, labor relations, employee leave issues, unemployment insurance, compensation and benefits, and wages and hours (including the classification of independent contractors as non-employees, and the classification of employees as exempt or non-exempt from the overtime pay requirement of the federal Fair Labor Standards Act and similar applicable state Laws), and automated employment decision tools and other artificial intelligence, (ii) there is no charge of discrimination in employment or employment practices, for any reason, including, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the knowledge of Parent, threatened against any member of the Parent Group before the United States Equal Employment Opportunity Commission, or any other Governmental Entity in any jurisdiction in which Parent has employed or currently employs any Service Provider, (iii) no member of the Company Group has failed to comply with notice or other obligations under the WARN Act, and (iv) each Service Provider has been properly classified by the Parent Group as exempt or non-exempt and as an employee or non-employee.
(b) Except as would not reasonably be expected to be material to the Parent Group, to the knowledge of Parent, no Parent Service Provider is in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other similar obligation with respect to (i) to any member of the Parent Group or (ii) to a former employer of any such employee relating (A) to the right of such employee to be employed by any member of the Parent Group or (B) to the knowledge or use of trade secrets or proprietary information.
(c) Since December 31, 2023, no member of the Parent Group is, and has not been, party to a settlement agreement with a current or former Service Provider that involves allegations relating to harassment or discrimination of any kind by an employee of any member of the Parent Group at the level of Vice President or above To the knowledge of the Parent, since December 31, 2023, no material allegations of harassment or discrimination of any kind have been communicated to the Parent Group involving an employee of any member of any Parent Group at a level of Vice President or above.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(d) Parent has made available to the Company true and complete copies of all collective bargaining agreements and other labor union Contracts (including all amendments thereto) to which it is a party that are applicable to any employees of any member of the Parent Group with respect to their employment with a member of the Parent Group that are in effect as of the date of this Agreement (the “Parent CBAs”). (i) No member of the Parent Group is party to, nor bound by, or in the process of negotiating, any collective bargaining agreement or other Contract with any labor union, labor organization or works council, and (ii) no employees of any member of the Parent Group are represented by any labor union, labor organization or works council. No labor union, labor organization, works council, or group of employees of any member of the Parent Group has made a demand for recognition or certification, and there are no representation or certification proceedings or petitions presently pending or, to the knowledge of Parent, threatened to be brought or filed with the National Mediation Board or any other labor relations tribunal or authority. The consent of or the rendering of formal advice by any labor or trade union, works council, or any other employee representative body is not required for Parent to enter into this Agreement or to consummate any of the transactions contemplated thereby.
(e) Except as would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Parent Group, taken as a whole:
(i) no grievances, arbitrations or legal or administrative Proceedings which allege the violation of any Parent CBA are pending;
(ii) there are no labor strikes, slowdowns, work stoppages, non-informational pickets, job actions, or lockouts pending or, to the knowledge of Parent, threatened, against any member of the Parent Group; and
(iii) there is no lawsuit against any member of the Parent Group pending before any court which alleges a violation of the Railway Labor Act, 45 U.S.C. § 151 et seq. and there is no pending or, to the knowledge of Parent, threatened grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any Service Providers in their capacities as such.
4.14 Contracts.
(a) As used herein, a “Parent Material Contract” means each Contract to which a member of the Parent Group is party to or bound by which falls within any of the following categories:
(i) any joint venture, partnership, business alliance, code sharing, frequent flyer or interline Contract which involves revenue to the Parent Group in excess of $2,000,000 per year;
(ii) any maintenance Contract for repair and overhaul that would be expected to result in the Parent Group incurring costs in excess of $2,000,000 per year;
(iii) any Contract relating to Indebtedness, in each case in excess of $2,000,000 individually, other than any Parent Aircraft Finance Contract;
(iv) any Credit Card Contract, including material (i) credit card processing or card services agreements, merchant services agreements and on-line payment services agreements, (ii) agreements with credit card or debit card issuers or card associations governing co-branded credit or debit cards and (iii) agreements governing participation in credit card related awards programs;
(v) any Contract related to any Parent Slot;
(vi) any Parent CBAs;
(vii) any Contract pursuant to which a license or other right to register, enforce or use (including via a covenant not to sue or co-existence agreement) with respect to Intellectual Property Rights that are material to the Parent Business is granted (x) by any member of the Parent Group to any Person or (y) by any Person to any member of the Parent Group (including, in each case, any such Contracts involving branding, trademark licensing, advertising or promotions, but excluding, in each case, (1) non-disclosure agreements (to the extent they do not otherwise expressly grant licenses to any Intellectual Property Rights material to the Parent Business), (2) consulting services agreements (other than for or involving the development of Intellectual Property Rights that are material to the Parent Business, and solely to the extent any license of Parent Owned Intellectual Property thereunder is non-exclusive and solely for purposes of providing the relevant consulting services to the Parent Group), (3) standard, off-the-shelf software licenses to a member of the Parent Group made available on standard, non-negotiable terms having a one-time or annual fee of

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
$2,000,000 or less in the aggregate for all such related Contracts and (4) any Contract containing a license or other right to register, enforce or use that is incidental to and not material to the primary purpose of such Contract, in each case of clauses (1)–(4) entered into in the ordinary course of business);
(viii) any Contract relating to any material obligations arising under any equity, interest rate, currency or commodity derivatives or hedging transaction, other than any Parent Aircraft Finance Contract;
(ix) any Contract (other than Parent CBAs) that limits or restricts in any material respect the Parent Group from competing or engaging in any line of business or in any geographic area in any material respect (other than customary sanctions and export control provisions), except for any such Contract that may be cancelled without penalty by the Parent Group upon notice of ninety (90) days or less;
(x) any Contract pursuant to which any member of the Parent Group has loaned money or otherwise extended credit to any Person (except for any wholly owned Subsidiary) in excess of $2,000,000, except for account payables incurred or arising in the ordinary course of business;
(xi) any Contract that provides for any standstill, most favored nation provision or equivalent preferential terms (including any provider network agreements), exclusivity or similar obligations to which any member of the Parent Group is subject or a beneficiary thereof, which is material to the Parent Group, taken as a whole;
(xii) any Contract related to Parent Leased Real Property;
(xiii) any Contract to purchase or lease aircraft, engines or simulators where the reasonably expected expenditures under any such Contract exceed $2,000,000 per annum or any Parent Aircraft Finance Contract;
(xiv) any Contract providing for the acquisition or disposition by any member of the Parent Group of any material assets (including Equity Interests in another Person), whether by merger, sale of stock, sale of assets or otherwise, and under which such member of the Parent Group has material continuing obligations following the date hereof (excluding indemnification obligations under which there are no pending claims), in each case, except for any finance leases constituting Indebtedness or Parent Aircraft Finance Contracts; and
(xv) any Contract that would reasonably be expected to result in payment to or from any member of the Parent Group during the year ending December 31, 2026 of more than $2,000,000, except for any Contract that is otherwise of a type described in this Section 4.14(a) (in each case without giving effect to any qualification by materiality or monetary threshold therein).
(b) Except for any Parent Material Contract that has terminated or expired in accordance with its terms and except as would not have a Parent Material Adverse Effect, each Parent Material Contract is a valid and binding obligation of the applicable member of the Parent Group and, to the knowledge of the Parent, of the other party or parties thereto, in accordance with its terms, and is in full force and effect, subject to the Enforceability Exceptions. Except for breaches, violations or defaults which would not have a Parent Material Adverse Effect, the Parent Group has performed all obligations required to be performed by it under each Parent Material Contract and, to the knowledge of Parent, each other party to each Parent Material Contract has performed all obligations required to be performed by it under such Parent Material Contract. Except as would not have a Parent Material Adverse Effect, (i) the Parent Group has not received written notice of any violation or default under any Parent Material Contract and (ii) no member of the Parent Group has received any written notice of the intention of any party to a Parent Material Contract to cancel, terminate, materially change the scope of rights under or fail to renew any Parent Material Contract.
4.15 Litigation.
(a) There is no Proceeding pending or, to the knowledge of Parent, threatened in writing against any member of the Parent Group, any property or assets of the Parent Group, or any of their respective officers, directors or employees in such individual’s capacity as such, in each case, except as would not have a Parent Material Adverse Effect. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of Parent, threatened in writing against any member of the Parent Group, any property or assets of the Parent Group, or any of their respective officers, directors or employees in such individual’s capacity as such, in each case, except as would not prevent or materially impede Parent’s ability to consummate the First Merger or any of the other transactions contemplated hereby.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(b) No member of the Parent Group or any of their respective officers, directors, employees or agents in their respective capacity as such is subject to any outstanding Order that would have a Parent Material Adverse Effect. As of the date of this Agreement, no member of the Parent Group or any of their respective officers, directors, employees or agents in their respective capacity as such is subject to any outstanding Order that would prevent or materially impede Parent’s ability to consummate the First Merger or any of the other transactions contemplated hereby.
4.16 Environmental Matters.
(a) Except as would not have a Parent Material Adverse Effect, each member of the Parent Group is, and except for matters that have been fully resolved, has been, in compliance with all applicable Environmental Laws, and the Parent Group has obtained, or has made timely and complete application for renewal of, and is in compliance with, all Environmental Permits necessary for the conduct and operation of the Parent Business.
(b) Except as would not have a Parent Material Adverse Effect, there are not now, and since December 31, 2023, there have not been, any Hazardous Substances generated, treated, stored, transported, disposed of, released, or otherwise existing on, under, about, or emanating from or to, any property currently owned, leased or operated by the Parent Group, except in compliance with, and as would not result in liability under, any applicable Environmental Laws.
(c) Except as would not have a Parent Material Adverse Effect, since December 31, 2023 (or earlier if unresolved), no member of the Parent Group has received any notice of alleged liability for, or any Proceeding, Order or inquiry regarding, any release or, to the knowledge of Parent, threatened release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law.
(d) To the extent in the possession of or reasonably available to any member of the Parent Group, Parent has made available to the Company copies of any (i) Phase I or II environmental site assessments or similar environmental reports in respect of real property owned, leased or subleased by Parent or any of its Subsidiaries, (ii) any Environmental Permits; and (iii) any material reports, notices or other documents relating to (A) any unresolved and material liability under Environmental Laws, (B) any material release of Hazardous Substances at, on, beneath or adjacent to any property currently or formerly owned, operated or leased by any member of the Parent Group or (C) any actual or alleged unresolved and material non-compliance with any Environmental Law by any member of the Parent Group.
4.17 Intellectual Property; IT Assets.
(a) Except as would not have a Parent Material Adverse Effect, (i) none of the Intellectual Property Rights owned or purported to be owned by the Parent Group (the “Parent Owned Intellectual Property”) has lapsed, expired, been abandoned or been adjudged invalid or unenforceable, (ii) the Parent Group exclusively owns all right, title and interest in the Parent Owned Intellectual Property free and clear of all Liens (other than Permitted Liens) and (iii) the Parent Group has valid and enforceable rights to use all Intellectual Property Rights used or held for use in the conduct of the Parent Business as currently conducted, including with respect to all such Intellectual Property Rights owned by a third party that are licensed to, or allowed by such third party for use by, the Parent Group (collectively referred to herein as the “Parent Licensed Intellectual Property”). Nothing in this Section 4.17(a) shall be interpreted or construed as a representation or warranty with respect to whether there is infringement, misappropriation or other violation of any Intellectual Property Rights of any third party.
(b) Except as would not have a Parent Material Adverse Effect:
(i) no Proceedings are pending or, to the knowledge of Parent, threatened against any member of the Parent Group that challenge the Parent Group’s ownership of Parent Owned Intellectual Property or rights under any Parent Licensed Intellectual Property;
(ii) since December 31, 2023, no member of the Parent Group has received any written notice alleging the invalidity or unenforceability of (or challenging the Parent Group’s rights in) any Parent Owned Intellectual Property; and
(iii) since December 31, 2023, no Person has notified the Parent Group that it is claiming any ownership of or right to use any Parent Owned Intellectual Property.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(c) Except as would not have a Parent Material Adverse Effect, the conduct of the Parent Business as currently conducted by the Parent Group does not infringe, misappropriate or otherwise violate, and as conducted since December 31, 2023, has not infringed, misappropriated or otherwise violated, the Intellectual Property Rights of any third party, and there are no Proceedings pending or, to the knowledge of Parent, threatened against any member of the Parent Group alleging any of the foregoing.
(d) (i) Except as would not have a Parent Material Adverse Effect, each member of the Parent Group has taken reasonable steps to protect and preserve the confidentiality of all trade secrets and other confidential information, in each case, included in the Parent Owned Intellectual Property and (ii) to the knowledge of Parent, no Person is infringing, misappropriating or otherwise violating, nor since December 31, 2023, has infringed, misappropriated or otherwise violated, any Parent Owned Intellectual Property, and there are no Proceedings pending or threatened against any Person by the Parent Group alleging any of the foregoing.
(e) Except as would not have a Parent Material Adverse Effect, the Parent Registered IP is valid, subsisting and enforceable and there are no Proceedings pending or, to the knowledge of Parent, threatened, challenging any of the foregoing.
(f) To the knowledge of Parent, the Parent IT Assets do not contain any Malicious Code, except as would not have a Parent Material Adverse Effect. Each member of the Parent Group has taken commercially reasonable steps (that meet or exceed industry standard) to prevent the introduction of Malicious Code into the Parent IT Assets, except as would not have a Parent Material Adverse Effect, including commercially reasonable steps to monitor, detect, prevent, mitigate and remediate Malicious Code such as firewall protections and regular virus scans.
(g) The Parent Group has in effect commercially reasonable disaster recovery plans, procedures, and facilities for its business that meet or exceed industry standard. Except as would not have a Parent Material Adverse Effect, (i) the Parent IT Assets operate and perform in a manner that permits the Parent Group to conduct its business in the ordinary course, and (ii) to the knowledge of Parent, since December 31, 2023, there have been no Security Events and no failures or crashes with respect to the Parent IT Assets. Each member of the Parent Group has taken commercially reasonable steps (that meet or exceed industry standard) to monitor, detect, prevent, mitigate, and remediate Security Events.
(h) Except as would not have a Parent Material Adverse Effect, the Parent Group has not used any data sets, information, or data provided by or obtained or collected from any third party in developing, building, instructing, or training any AI Programs, or used any AI Programs, (i) since December 31, 2023, in violation of applicable Law or any third-party license terms binding on the Parent Group and applicable to the AI Programs, or (ii) in a manner that has adversely affected the ownership, validity, enforceability, registrability, or patentability of any Parent Owned Intellectual Property or any content or other output created by such AI Programs that the Parent Group intended to maintain as proprietary.
4.18 Data Privacy and Security.
(a) Each member of the Parent Group (and the Processing of Personal Information in the Parent Business) complies and at all times has complied with (i) the written privacy policies of the Parent Group, (ii) written contractual obligations governing the treatment of Personal Information by the Parent Group, and (iii) Privacy Laws (collectively, the “Parent Data Privacy Requirements”), except, in each case of clauses (i)–(iii), as would not have a Parent Material Adverse Effect. Each member of the Parent Group has presented a privacy policy to individuals prior to the collection of any Personal Information to the extent required by Parent Data Privacy Requirements, and all privacy policies are and have at all times been accurate, consistent and complete, and not misleading or deceptive (including by omission), in each case, except as would not have a Parent Material Adverse Effect.
(b) The execution, delivery, and performance of this Agreement and the transactions contemplated by this Agreement do not and will not (i) conflict with or result in a violation or breach of any Parent Data Privacy Requirements or (ii) in respect of Personal Information Processed in the Parent Business, require the Consent of or provision of notice to any Person concerning such Person’s Personal Information, except, in each case of clauses (i)–(ii), as would not have a Parent Material Adverse Effect. To the extent that any Personal Information transferred as part of the transactions contemplated by this Agreement satisfies the definition of “personal information” as defined by the CCPA, for the avoidance of doubt, all such Personal Information is an asset that will be transferred as part of the transactions contemplated by this Agreement, as contemplated by section 1798.140(t)(2)(D) of the CCPA.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(c) Since December 31, 2023, there has been no accidental, unlawful or unauthorized Processing of Personal Information in the possession or control of the Parent Group (“Parent PII Security Incident”), except as would not have a Parent Material Adverse Effect. Parent has taken commercially reasonable steps and implemented and maintained commercially reasonable policies and procedures (that meet or exceed industry standard) to (i) monitor, detect, prevent, mitigate, and remediate Parent PII Security Incidents, (ii) identify and address internal and external risks to the privacy and security of Personal Information in its possession or control, and (iii) monitor adequate and effective administrative, technical, physical, and organizational safeguards to protect such Personal Information and its software, systems, applications, websites and Parent IT Assets involved in the Processing of Personal Information.
(d) Since December 31, 2023, no member of the Parent Group has received written notice that it has been the subject of any inquiry, investigation, or enforcement action of any Governmental Entity with respect to compliance with any Privacy Law, or received written notice of any claims, notices, or complaints alleging or investigating a security event, Parent PII Security Incident, or violation of any Parent Data Privacy Requirement, except as would not have a Parent Material Adverse Effect.
(e) Since December 31, 2023, (i) the Processing, storage, retention, use, transmission and disclosure of credit card information by the Parent Group has been in compliance with all applicable requirements contained in the PCI DSS relating to “cardholder data” (as such term is defined in the PCI DSS, as amended from time to time) and (ii) to the knowledge of Parent, there has been no security event involving unauthorized access, use, or disclosure of any “cardholder data,” except, in each case of clauses (i) and (ii), as would not have a Parent Material Adverse Effect.
4.19 Tax Matters.
(a) Each member of the Parent Group has timely filed (taking into account any extension of time within which to file) all material Tax Returns required to have been filed by or with respect to the Parent Group, and all such Tax Returns are true, complete and accurate in all material respects. Except as would not reasonably be expected to be material to the Parent Group, no claim has been made in the past three (3) years in writing by a Governmental Entity in a jurisdiction where the Parent Group does not file Tax Returns that any member of the Parent Group is or may be subject to Taxes in such jurisdiction.
(b) All material amounts of Taxes of the Parent Group due and payable (whether or not shown on any Tax Return) have been timely paid.
(c) No claim, assessment, deficiency or proposed adjustment for any material amount of Taxes have been proposed or assessed in writing against any member of the Parent Group by any Governmental Entity except for deficiencies that have since been resolved. No member of the Parent Group (i) is the subject of any currently pending or ongoing Tax audit or other administrative or judicial Proceeding with respect to material Taxes or (ii) has waived any statute of limitations in respect of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency (other than in connection with any extensions of time to file Tax Returns), which waiver or extension is currently in effect.
(d) No member of the Parent Group has made a request for an advance tax ruling, a request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Entity with respect to any Taxes that would reasonably be expected to be material to the Parent and its Subsidiaries, taken as a whole.
(e) No member of the Parent Group is a party to, and has no material obligation or liability under, any written agreement for the sharing, reimbursement, indemnification or allocation of Taxes, including any tax receivable agreement or similar agreement (other than customary provisions for Taxes contained in credit, lease or other agreements the primary purposes of which do not relate to Taxes).
(f) No member of the Parent Group is, or has been, a member of a group (other than a group the common parent of which is or was another member of the Parent Group) filing a consolidated, combined, affiliated, unitary or similar income Tax Return. No member of the Parent Group has any material liability for the Taxes of any Person (other than Taxes of the Parent Group) under Treasury Regulation section 1.1502-6 (or any similar provision of state, local or foreign law), or as a transferee or successor.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(g) No member of the Parent Group will be required to include a material item of income or exclude any material item of deduction or loss from income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting or closing agreement with any Governmental Entity filed or made on or prior to the Closing, (ii) prepaid amount received or deferred revenue accrued on or prior to the Closing, (iii) installment sale, excess loss account, deferred intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign law) or open transaction disposition made on or prior to the Closing, (iv) closing agreement as described in Section 7121 of the Code (or any similar provision of state, local or foreign law) executed prior to the Closing or (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign law), and to the knowledge of Parent, the IRS has not proposed any such adjustment or change in accounting method. No material Taxes will be payable by or with respect to any member of the Parent Group after the Closing Date in connection with any election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign law).
(h) Except as would not reasonably be expected to be material to the Parent Group, each member of the Parent Group has withheld and, to the extent required by Law, paid to the appropriate Governmental Entity all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.
(i) No member of the Parent Group nor any predecessor of any member of the Parent Group has been a “distributing corporation” or a “controlled corporation” (within the meaning of section 355 of the Code) in a transaction intended to qualify under section 355 of the Code within the past two (2) years.
(j) No member of the Parent Group has entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).
(k) There are no Liens with respect to any material Taxes upon the property or any assets of the Parent Group other than Permitted Liens.
(l) None of Parent, any of its Subsidiaries, Merger Sub 1, Merger Sub 2 or, to the knowledge of Parent, any of Parent’s Affiliates has taken or agreed to take any action that would prevent the Mergers, taken together, from qualifying for the Intended Tax Treatment and Parent is not aware of any agreement, plan, fact or other circumstance that would reasonably be expected to prevent the Mergers, taken together, from qualifying for the Intended Tax Treatment.
(m) No member of the Parent Group has any material liability under any escheat or unclaimed property Laws.
(n) Merger Sub 2 is, and since its formation has been, disregarded as an entity separate from Parent for U.S. federal income tax purposes.
(o) Parent has not been, is not, and immediately prior to the First Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.
4.20 Insurance. The Parent Group maintains insurance coverage with reputable and financially sound insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with customary industry practice for companies engaged in businesses similar to that of the Parent Group and which comply in all material respects with the requirements of Law and Contracts to which the Parent Group is a party (including any lease for personal or real property). As of the date hereof, all such insurance policies are in full force and effect, all premiums due and payable thereon have been paid and no written notice of a material default or termination has been received by any member of the Parent Group. Since December 31, 2023, each member of the Parent Group has been continuously insured with recognized insurers or has self-insured in such amounts and related to such risks and losses as are required by applicable Law and any Parent Material Contract and as are customary for companies in the United States conducting the businesses conducted by such member of the Parent Group. There is no Proceeding pending by any member of the Parent Group against any insurance carrier under any such policy.
4.21 Real Property.
(a) A member of the Parent Group has good and marketable title to all material real property owned by Parent or any of its Subsidiaries (the “Parent Owned Real Property”) free and clear of all Liens other than Permitted Liens and (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
such Parent Owned Real Property or any portion thereof or interest therein. The Parent Group has a valid and subsisting leasehold interest in all real property leased or subleased by the Parent Group that require fixed payments by the Parent Group in excess of $2,000,000 per annum (collectively, the “Parent Leased Real Property”), in each case free and clear of all Liens, other than Permitted Liens.
(b) The Parent Group has not received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and, to the knowledge of Parent, there are no such Proceedings threatened, affecting any portion of the Parent Owned Real Property or any portion of the Parent Leased Real Property.
4.22 Related Party Transactions. No member of the Parent Group is a participant in a “transaction” with any “related person” that would be required to be disclosed by Parent under Item 404 of Regulation S-K (a “Parent Related Party Transaction”).
4.23 Aircraft.
(a) (i) All aircraft operated under the FAA operating certificate of any member of the Parent Group and (ii) all aircraft owned or leased by any member of the Parent Group (collectively, the “Parent Aircraft”) are properly registered on the applicable aircraft registry have validly issued and current certificates of registration, are in airworthy condition (except for any Parent Aircraft undergoing maintenance or in storage and subject to emergency airworthiness directives issued by the applicable aviation authority) and have validly issued and current certificates of airworthiness from the applicable aviation authority that are in full force and effect (except for the period of time any Parent Aircraft may be out of service and such certificate is suspended in connection therewith).
(b) All Parent Aircraft, and all engines and spare parts owned or leased by a member of the Parent Group, are being maintained in all material respects according to applicable Laws, applicable regulatory standards and maintenance programs approved by the applicable aviation authority. The Parent Group has implemented maintenance schedules with respect to Parent Aircraft, engines and spare parts that, if complied with, result in the satisfaction of all material requirements under all applicable airworthiness directives of the FAA and Federal Aviation Regulations required to be complied with and which are in accordance with the FAA-approved maintenance program of the Parent Group, and the Parent Group is in compliance with such maintenance schedules in all material respects (except with respect to Parent Aircraft and engines in storage), and the Parent Group has no reason to believe that the Parent Group will not satisfy in any material respect any component of such maintenance schedules on or prior to the dates specified in such maintenance schedules (except with respect to Parent Aircraft and engines in storage). Each Parent Aircraft’s structure, systems and components are functioning in all material respects in accordance with their intended use, except for Parent Aircraft and engines that are undergoing maintenance and temporarily deferred maintenance items that are permitted by the Parent Group’s maintenance programs. All deferred maintenance items and temporary repairs with respect to each such Parent Aircraft or engines have been or will be made in all material respects in accordance with the Parent Group’s maintenance programs.
(c) With respect to each Parent Aircraft and engine presently owned by any member of the Parent Group (“Parent Owned Aircraft”), such member of the Parent Group holds good and marketable title to the Parent Owned Aircraft free and clear of any Liens except for any Permitted Liens and any Liens under any Contract pursuant to which any member of the Parent Group has financed, or has commitments to finance, Parent Aircraft (each, a “Parent Aircraft Finance Contract”).
(d) No member of the Parent Group is a party to any interchange or pooling agreements with respect to the Parent Aircraft, or any engines or components thereof, or any spare parts owned or leased by the Parent Group for use on the Parent Aircraft, other than pooling agreements in the ordinary course of business.
4.24 Parent Slots and Operating Authorizations. Since December 31, 2023, the Parent Group has complied and is in compliance with all regulations issued under the Federal Aviation Act and any other Laws (including any waivers or exemptions therefrom) promulgated in the United States or in any country in which the Parent Group operates by either a civil aviation authority, airport authority or slot coordinator with respect to all takeoff and landing slots, slot exemptions and operating authorizations from the FAA or any other Governmental Entity and other similar designated takeoff and landing rights used or held by any member of the Parent Group (the “Parent Slots”), except as would not have a Parent Material Adverse Effect. Since December 31, 2023, Parent has not (i) received any written notice of any

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
proposed withdrawal of any Parent Slots by the FAA, any other Governmental Entity or any slot coordinator, or (ii) agreed to any future slide, trade, purchase, sale, exchange, lease, or transfer of any of the Parent Slots (except, in each case, for seasonal swaps and temporary returns to the FAA). The Parent Slots have not been designated for the provision of essential air service under the regulations of the FAA, were not acquired pursuant to 14 C.F.R. Section 93.219, and have not been designated for international operations, as more fully detailed in 14 C.F.R. Section 93.217. To the extent covered by 14 C.F.R. Section 93.227 or any Order, notice, or requirement of the FAA, any other Governmental Entity or any slot coordinator, the Parent Group has used the Parent Slots (or the Parent Slots have been used by other operators) either at least 80% of the maximum amount that each Parent Slot could have been used during each full reporting period (as described in 14 C.F.R. Section 93.227(i) or any such Order, notice, or requirement) or such greater or lesser amount of minimum usage as may have been required to protect such Parent Slots from termination or withdrawal under regulations or waivers established by the FAA, any other Governmental Entity or any slot coordinator. All material reports required by the FAA, any other Governmental Entity or any slot coordinator relating to the Parent Slots have been filed in a timely manner.
4.25 Parent Airports. No airport authority at any airport at which the Parent Group operates (each such airport, a “Parent Airport”) has taken any action, nor, to the knowledge of Parent, has any such action been threatened in writing, that would reasonably be expected to materially interfere with the ability of any member of the Parent Group to conduct its respective operations at any Parent Airport in substantially the manner as currently conducted.
4.26 U.S. Citizen; Air Carrier. Each member of the Parent Group is a “citizen of the United States” as defined in 49 U.S.C. § 40102(a)(15) of the Federal Aviation Act and as interpreted by DOT, and Parent, is fully authorized and qualified to operate as an “air carrier” within the meaning of such Act operating under certificates and exemptions issued pursuant to such Act (49 U.S.C. §§ 40102(a)(2), 40109, and 41101-41112).
4.27 Ownership of Company Common Stock. Neither of the Parent nor any of its respective Subsidiaries owns (beneficially or otherwise) any shares of Company Common Stock or other Equity Interests in the Company or any options, warrants or other rights to acquire Company Common Stock or other Equity Interests in the Company (or any other economic interest through derivative securities or otherwise in the Company). None of Parent or its “affiliates” and “associates” is an “interested stockholder” of the Company, as defined in Section 203 of the DGCL.
4.28 Ownership of Merger Subs; No Prior Activities.
(a) Merger Subs were formed solely for the purpose of engaging in the transactions contemplated by this Agreement.
(b) Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Subs have not and will not prior to the Closing Date have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.
4.29 Management Arrangements. As of the date hereof, except as disclosed in Section 4.29 of the Parent Disclosure Schedule, none of Parent or Merger Subs, or their respective executive officers, directors or Affiliates, has entered into any agreement, arrangement or understanding with any of the executive officers, directors or Affiliates of the Company that is currently in effect or would become effective in the future (upon consummation of the Mergers or otherwise) and that would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.
4.30 Required Vote. The affirmative vote of the holders of a majority of the votes cast by the shares of Parent Common Stock represented and entitled to vote thereon at the Parent Stockholder Meeting, as required by Rule 5635 of the Nasdaq Listing Rules (“Parent Required Vote”), is the only vote or consent required of the holders of any class of capital stock of Parent to approve the Parent Share Issuance (the “Parent Stockholder Approval”).
4.31 Brokers. Except for Barclays Capital Inc., there is no broker, finder, financial advisor or other Person that has been retained by or is authorized to act on behalf of the Parent Group, the Parent Board or any committee thereof, who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other non-hours based fee or commission in connection with the Mergers based upon arrangements made by or on behalf of Parent. Section 4.31 of the Parent Disclosure Schedule sets forth the fees reasonably expected to be payable to Barclays Capital Inc. upon consummation of the Mergers.
4.32 Information Supplied. The information supplied in writing by the Parent Group for inclusion in the Registration Statement and Joint Proxy Statement/Prospectus will not (i) in the case of the Registration Statement, at the

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
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time the Registration Statement is declared effective under the Securities Act and (ii) in the case of the Joint Proxy Statement/Prospectus, as of the date the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and Parent, respectively, and at the time of any meeting of the Company’s or Parent’s stockholders to be held in connection with the Mergers, including the Company Stockholder Meeting and the Parent Stockholder Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing sentence, no member of the Parent Group makes any representation or warranty with respect to statements made in any of the foregoing documents based on information supplied by the Company for inclusion therein.
4.33 Opinion of Financial Advisor. The Parent Board has received the opinion (the “Barclays Fairness Opinion”) of Barclays Capital Inc. to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration to be paid by Parent pursuant to the First Merger is fair to Parent from a financial point of view. A true and complete copy of such opinion will be provided to the Company by Parent solely for informational purposes and for purposes of inclusion in the Registration Statement, Information Statement and Joint Proxy Statement/Prospectus promptly following the date of this Agreement, it being expressly understood and agreed that such opinion is for the benefit of the Parent Board only and may not be relied upon by the Company or any other Person.
4.34 Sufficient Funds. Parent will at the First Effective Time and Second Effective Time have access to the funds necessary for the payment of all amounts payable pursuant to Article 2 in connection with or as a result of the Mergers.
ARTICLE 5

COVENANTS
5.1 Conduct of Business by the Company Pending the Closing.
(a) The Company covenants and agrees that, between the date of this Agreement and the First Effective Time, except as set forth in Section 5.1(a) of the Company Disclosure Schedule or as required by this Agreement, applicable Law, Governmental Entity of competent jurisdiction, or as otherwise necessary or appropriate to protect the safety of employees or others having business dealings with the Company (in which case the Company agrees to inform Parent prior to taking action to the extent reasonably practicable), unless Parent provides prior written consent, which consent will not be unreasonably withheld, delayed or conditioned (provided that Parent shall be deemed to have consented in writing if it provides no response or good faith request for additional information within ten (10) Business Days after receiving a written request (email sufficient) from the Company for such consent), the Company shall use commercially reasonable efforts to (i) conduct its operations in the ordinary course of business, (ii) preserve intact its business organization and goodwill, (iii) maintain in effect all Company Permits held thereby and (iv) maintain satisfactory relationships with its material customers, lenders, suppliers, landlords, licensees, licensors and any other Person having material business relationships with it and with Governmental Entities having jurisdiction over its business and operations; provided that the failure by the Company or its Subsidiaries to take any action prohibited by any provision of Section 5.1(b) shall not be deemed a breach of this sentence.
(b) Between the date of this Agreement and the First Effective Time, except as set forth in Section 5.1(b) of the Company Disclosure Schedule or as required by this Agreement or applicable Law, unless Parent provides prior written consent, which consent as to subsections (i), (vi), (viii) (but only with respect to clause (A) thereof), (ix), (xiv), (xxiv) and (xxv) below will not be unreasonably withheld, delayed or conditioned (provided that Parent shall be deemed to have consented in writing if it provides no response or good faith request for additional information within ten (10) Business Days after receiving a written request (email sufficient) from the Company for such consent), the Company shall not, and shall not permit any other member of the Company Group to, directly or indirectly:
(i) amend the Company Charter or Company Bylaws or the organizational documents of any of the Company’s Subsidiaries;
(ii) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, the Company or any other Equity Interests in any of the Company’s Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests,

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), of the Company or any of the Company’s Subsidiaries, other than (i) the issuance of Shares upon the exercise of Company Options or vesting and settlement of Company RSU Awards or Company PRSU Awards (in each case, outstanding as of the date hereof) in accordance with their terms or (ii) the grant of Company RSU Awards solely as expressly permitted by Section 5.1(b)(xi) of the Company Disclosure Schedule and the issuance of Shares upon the vesting and settlement of such Company RSU Awards in accordance with their terms and the terms of such Section 5.1(b)(xi);
(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or otherwise make any payments to any holder of Equity Interests therein in its capacity as such or enter into any agreement with respect to the voting or registration of its capital stock;
(iv) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or any other securities, or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other securities, except for the vesting or settlement of any Company Equity Award or to fund any Tax obligations in connection therewith;
(v) merge or consolidate the Company with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company;
(vi) acquire or dispose of (including by merger, consolidation, or acquisition or sale of stock or assets) any interest in any Person or any division thereof or any assets, other than (A) the purchase of aircraft, aircraft engines and associated equipment pursuant to Contracts in effect on the date hereof or to the extent contemplated by the capital expenditure budget set forth on Section 5.1(b)(x) of the Company Disclosure Schedule, (B) the purchase of inventory, raw materials, equipment, goods, or other supplies in the ordinary course of business, (C) any other acquisition (excluding acquisitions of engines) for consideration that is not in excess of $1,000,000 in the aggregate, (D) any engines that are disposed of or acquired in the ordinary course of business, provided that such disposition or acquisition is consistent with past business practices and required or necessary for the conduct of the Company Business, including engines that are exchanged for another engine in lieu of the performance of scheduled maintenance thereon or (E) sales or other dispositions of equipment that is surplus, obsolete or replaced in the ordinary course of business;
(vii) enter into any new line of business;
(viii) (A) (x) repurchase, prepay or incur any indebtedness for borrowed money or issue any debt securities, or (y) issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company, in the case of each of clauses (x) and (y), other than (1) for the financing or lease of aircraft or associated equipment (including engines) pursuant to the Company Aircraft Finance Contracts or other Contracts in effect as of the date hereof and made available to Parent, provided any such lease shall not have a term of greater than 12 years, and any pre-delivery deposits with respect to the foregoing, (2) under any Credit Card Contract, or (3) in connection with any drawdown or repayment on the revolving credit facility set forth on Section 5.1(b)(viii) of the Company Disclosure Schedule, (B) make any loans, advances or capital contributions to, or investments in, any other Person, (C) enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another Person (other than a member of the Company Group) or enter into any arrangement having the economic effect of any of the foregoing or (D) assume, guarantee or endorse, or otherwise become liable or responsible for similar obligations contemplated in clauses (A) and (B) of any Person (other than a member of the Company Group) for borrowed money;
(ix) terminate, cancel, fail to renew, enter into or amend any Company Material Contract or cancel, modify or waive any material rights thereunder, in each case, (A) other than the entry into any Contract in respect of any acquisition or disposition permitted pursuant to Section 5.1(b)(vi) or (B) the entry into any Company Material Contract in the ordinary course of business (provided that, in no event, shall any member of the Company Group be permitted to enter into any Company Material Contract contemplated by Sections 3.14(a)(i), 3.14(a)(iii) (other than as permitted under Section 5.1(b)(viii)), 3.14(a)(ix), 3.14(a)(x), 3.14(a)(xi), or 3.14(a)(xiii) (other than any Company Material Contract contemplated by the foregoing clause

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
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(A)) or any Company Aircraft Purchase Contract and Company Aircraft Finance Contract (other than in respect of any acquisition of aircraft permitted by Section 5.1(b)(vi) and Section 5.1(b)(x) and, with respect to Section 5.1(b)(x), otherwise in compliance herewith);
(x) make or authorize any capital expenditure in any calendar year that would exceed by more than 10%, individually or in the aggregate, the capital expenditures budgeted for such calendar year in the Company’s annual capital expenditure budget (a copy of which in respect of 2026 has been set forth in Section 5.1(b)(x) of the Company Disclosure Schedule (the “2026 Capex Budget”), and in respect of 2027, the annual capital expenditure budget shall be no more in the aggregate than the 2026 Capex Budget, except that amounts budgeted therein shall be increased by 10%) (calculated on a rolling basis), and except for capital expenditures in connection with (A) any restoration, repair, maintenance or other work necessary for the proper functioning of the Company Aircraft, aircraft engines or associated equipment or (b) any acquisition permitted by Section 5.1(b)(vi) and otherwise in compliance herewith;
(xi) except in connection with the Company Union Matters or to the extent required by (A) applicable Law, (B) the terms of any Company Benefit Plan or any Company CBA, (C) contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of this Agreement that have been specifically noted in Section 3.12(a) of the Company Disclosure Schedule as providing for severance or termination pay (iii) as expressly permitted under Section 5.1(b)(ii) or (D) as expressly disclosed in Section 5.1(b)(xi) of the Company Disclosure Schedule, (1) increase the compensation or benefits payable or to become payable to directors, officers or employees of the Company (except for increases to an employee who is not an “executive officer” as defined in Rule 3b-7 of the Exchange Act in the ordinary course of business), (2) other than with respect to newly hired employees on terms that are consistent with past practice for similarly situated employees of the Company, grant any additional rights to severance or termination pay to, or enter into any severance agreement with, any Service Provider, (3) other than (x) with respect to newly hired employees on terms that are consistent with past practice for similarly situated employees of the Company and (y) routine amendments or renewals to health and welfare plans that would not result in a material increase in benefits, establish, adopt, enter into or materially amend any Company Benefit Plan (or any plan, agreement or arrangement that would constitute a Company Benefit Plan if in effect as of the date hereof), (4) loan or advance any money or property to any Service Provider (other than in connection with ordinary course business expense reimbursement and advances), or (5) (x) except with respect to the open positions set forth in Section 5.1(b)(xi) of the Company Disclosure Schedule, hire or terminate the employment (other than terminations for cause, death or disability) of any employee with the title of “Senior Vice President” or above;
(xii) waive, release or amend the restrictive covenant obligations of any current or former Service Provider;
(xiii) engage in any “plant closing,” “mass layoff” or similar act requiring notice under the WARN Act or any similar federal, state or local Law.
(xiv) (A) terminate, discontinue, close or dispose of any facility or business operation, or lay off any employees, other than in the ordinary course of business or (B) implement any early retirement or separation program, or any program providing early retirement window benefits or announce or plan any such action or program for the future;
(xv) (A) other than as required in connection with the Company’s or its Affiliates’ contractual or legal obligations to negotiate in good faith with a labor union (and subject to Section 5.1(b)(xv) of the Company Disclosure Schedule), enter into or amend any collective bargaining agreement or (B) voluntarily recognize or certify any labor union, labor organization, works council, or group of employees of any member of any Company Group as the bargaining representative for any employees of any member of any Company Group; provided that, for the avoidance of doubt, nothing herein shall be constructed in a manner in violation, or require any member of the Company Group to engage in a violation, of federal labor law;
(xvi) make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by Law;
(xvii) enter into, terminate or materially amend any Company Related Party Transaction;

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
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(xviii) compromise, settle or agree to settle any Proceeding, other than any compromise, settlement or agreement in the ordinary course of business for the payment of monetary damages (and compliance with confidentiality and other similar customary provisions) by the Company of $1,000,000 or less individually and not more than $2,500,000 in the aggregate as its sole remedy, and which does not relate to Intellectual Property Rights material to the Company Business;
(xix) (A) make (other than in the ordinary course of business), change, or revoke any material Tax election, (B) settle or compromise any claim, assessment, audit, proceeding, or other controversy, or enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or foreign Law), in each case in respect of material Taxes, (C) adopt or change any material Tax accounting method or period, (D) amend any material Tax Return, (E) surrender any right to claim a material Tax refund, or (F) consent to any extension or waiver of the statute of limitations applicable to any material Tax claim or assessment (other than in connection with any statutory extensions of time to file Tax Returns);
(xx) (A) sell, assign, transfer, encumber, license or otherwise dispose of, or grant or impose any Liens (other than Permitted Liens) on any material Intellectual Property Rights owned by the Company Group or (B) abandon, cancel, terminate, allow to lapse, fail to prosecute, maintain, defend or renew, any material Intellectual Property Rights owned by the Company Group, except, in each case of clauses (A) and (B), for any Intellectual Property Rights which the Company Group has determined, in the ordinary course of business, to no longer be reasonable or commercially beneficial to maintain;
(xxi) change the seat count, main cabin configuration or on-board amenities (including in-flight entertainment and wireless internet) of any aircraft subject to future delivery to the Company under any Company Aircraft Purchase Contract from that presently in service with the Company, other than in the ordinary course of business;
(xxii) take any action, or fail to take action, which action or failure would be reasonably expected to result in the loss of any Company Slots (excluding temporary returns to the FAA);
(xxiii) fail to continue, in respect of all Company Aircraft, all material maintenance programs in the ordinary course (except as required by applicable Law), including using reasonable best efforts to keep all such Company Aircraft in such condition as may be necessary to enable the airworthiness certification of such Company Aircraft under the Federal Aviation Act to be maintained in good standing at all times;
(xxiv) implement any material new policies or practices (or make any material changes to existing policies or practices), or enter into any new material arrangements or agreements, with respect to equity, interest rate, currency or commodity derivatives or hedging transactions;
(xxv) enter into any joint venture, partnership, strategic alliance, collaboration, consortium or similar arrangement; or
(xxvi) agree, resolve, authorize or enter into any Contract or otherwise make any commitment, in each case to do any of the foregoing in clauses (i) through (xxv).
Without limiting anything in this Section 5.1, nothing contained in this Agreement will give Parent or Merger Subs, directly or indirectly, the right to control or direct the operations of the Company prior to the First Effective Time. Prior to the First Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, including this Section 5.1, complete control and supervision over its operations.
5.2 Conduct of Business by Parent Pending the Closing.
(a) Parent covenants and agrees that, between the date of this Agreement and the First Effective Time, except as set forth in Section 5.2(a) of the Parent Disclosure Schedule or as required by this Agreement, applicable Law, Governmental Entity of competent jurisdiction, or as otherwise necessary or appropriate to protect the safety of employees or others having business dealings with Parent (in which case the Parent agrees to inform the Company prior to taking action to the extent reasonably practicable), unless the Company provides prior written consent, which consent will not be unreasonably withheld, delayed or conditioned (provided that the Company shall be deemed to have consented in writing if it provides no response or good faith request for additional information within ten (10) Business Days after receiving a written request (email sufficient) from Parent for such consent), Parent shall use commercially reasonable efforts to (i) conduct its operations in the ordinary course of business, (ii) preserve intact its business organization and goodwill, (iii) maintain in effect all Parent Permits held

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
thereby, (iv) keep available the services of its executive officers and key employees on reasonable terms and (v) maintain satisfactory relationships with its customers, lenders, suppliers, landlords, licensees, licensors and any other Person having material business relationships with it and with Governmental Entities having jurisdiction over its business and operations; provided that the failure by Parent or its Subsidiaries to take any action prohibited by any provision of this Section 5.2 shall not be deemed a breach of this sentence.
(b) Between the date of this Agreement and the First Effective Time, except as set forth in Section 5.2(b) of the Parent Disclosure Schedule or as required by this Agreement or applicable Law, unless the Company provides prior written consent, which consent will not be unreasonably withheld, delayed or conditioned (provided that the Company shall be deemed to have consented in writing if it provides no response or good faith request for additional information within ten (10) Business Days after receiving a written request (email sufficient) from Parent for such consent), the Company shall not, and shall not permit any other member of the Parent Group to:
(i) amend the certificate of incorporation or by laws of Parent in a manner materially adverse to the Company’s stockholders;
(ii) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, any member of Parent Group of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), of any member of Parent Group, other than (A) the issuance of shares of Parent Common Stock upon the exercise of Parent Options, (B) the issuance or grant of Parent Restricted Shares to employees, directors or individual independent contractors of the Parent Group in the ordinary course of business; provided that the number of shares of Parent Common Stock issuable or granted in respect of Parent’s annual equity award grant in respect of the 2025 performance period shall not exceed the number of shares of Parent Common Stock set forth on Section 5.2(b)(ii)(B) of the Parent Disclosure Schedule, (C) any issuance, grant or sale of Equity Interests in a member of the Parent Group to Parent or any wholly owned Subsidiary of Parent, (D) in connection with any acquisition of assets or Equity Interests, any debt financing or refinancing transaction, any investment or any merger, consolidation, business combination or similar transaction permitted hereunder, including any financing thereof or (E) the issuance, grant or sale of any shares of Parent Common Stock or other such Equity Interests for or in excess of fair market value;
(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or otherwise make any payments to any holder of Equity Interests therein in its capacity as such or enter into any agreement with respect to the voting or registration of its capital stock;
(iv) reclassify, combine, split, subdivide or amend the terms of any of Parent’s capital stock, other Equity Interests or any other securities, or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other securities;
(v) merge or consolidate with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;
(vi) enter into any new line of business;
(vii) make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by Law;
(viii) enter into, terminate or materially amend any Parent Related Party Transaction;
(ix) (A) make (other than in the ordinary course of business), change, or revoke any material Tax election, (B) settle or compromise any claim, assessment, audit, proceeding, or other controversy, or enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or foreign Law), in each case in respect of material Taxes, (C) adopt or change any material Tax

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
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accounting method or period, (D) amend any material Tax Return, (E) surrender any right to claim a material Tax refund, or (F) consent to any extension or waiver of the statute of limitations applicable to any material Tax claim or assessment (other than in connection with any extensions of time to file Tax Returns); or
(x) agree, resolve, authorize or enter into any Contract or otherwise make any commitment, in each case to do any of the foregoing in clauses (i) through (ix).
Without limiting anything in this Section 5.2, nothing contained in this Agreement will give the Company, directly or indirectly, the right to control or direct the operations of the Parent Group prior to the First Effective Time. Prior to the First Effective Time, the Parent Group will exercise, consistent with the terms and conditions of this Agreement, including this Section 5.2, complete control and supervision over its operations.
5.3 Access to Information; Confidentiality. From the date of this Agreement to the First Effective Time, except as would reasonably be expected to result in the breach of any confidentiality obligation pursuant to any confidentiality agreement or similar agreement or arrangement to which a member of the Company Group is a party (provided that the Company shall use reasonable best efforts to obtain the required consent of such third party to provide such access or disclosure), and except as would reasonably be expected to result in the loss or waiver of any attorney-client, work product or other applicable privilege (provided that, to the extent the Company or any of its Representatives shall withhold information or access due to the risk of loss or waiver of such privilege, the Company shall notify Parent of such withholding and shall use commercially reasonable efforts to communicate such information in a manner that does not risk such loss or waiver), the Company will, and will cause each of its directors, officers and employees, and will instruct each of their respective accountants, consultants, legal counsel, advisors, agents and other representatives, (collectively, “Representatives” and, with respect to the Company or Parent, the “Company Representatives” or the “Parent Representatives”, respectively) to (a) provide to the Parent Group and their respective Representatives and Financing Sources reasonable access, at reasonable times during normal operating hours upon prior written notice to the officers, employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof and (b) furnish promptly such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company Group as Parent and its Representatives and Financing Sources may reasonably request, in each case solely for purposes of consummating the Mergers (including for integration planning); provided that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made by the Company herein or any of the conditions to the obligations of the Parties under this Agreement; provided, further, that any investigation pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Company or create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company Group will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its obligations set forth above by electronic means if physical access is not permitted under applicable Law. The information referred to in this Section 5.3 shall be subject to the terms and conditions of the Confidentiality Agreement, dated as of September 16, 2025, by and between the Company and Parent (the “Confidentiality Agreement”); provided that nothing in the Confidentiality Agreement shall restrict Parent’s or Merger Subs’ ability to take any of the actions expressly contemplated by this Agreement.
5.4 No Solicitation; Board Recommendation.
(a) Each of Parent and the Company (each, a “Restricted Party”) will, and each Restricted Party will cause its controlled Affiliates and its directors, officers and employees to, and instruct its other Affiliates and Representatives to, (i) immediately cease and cause to be terminated any solicitation, discussions or negotiations with any Person conducted prior to the Parties’ execution and delivery hereof relating to any Acquisition Proposal or any Inquiry that could reasonably be expected to lead to any such Acquisition Proposal, (ii) promptly instruct each Person that has previously executed a confidentiality agreement relating to an actual or potential Acquisition Proposal and which, as of the date hereof, is in effect to return to such Restricted Party or destroy, as applicable, any non-public information previously furnished to such Person or to any Person’s Representatives pursuant to such confidentiality agreement and (iii) promptly terminate all physical and electronic data room access previously granted to such Person and its Representatives. From and after the execution and delivery hereof until the earlier to occur of the termination of this Agreement pursuant to Article 7 and the First Effective Time, each Restricted Party will not, and each Restricted Party will not permit any of its controlled Affiliates and its directors, officers and employees to, and will instruct its other Affiliates and Representatives not to, directly or indirectly, (A) solicit, initiate, knowingly encourage or knowingly facilitate any Acquisition Proposal or any inquiry, discussion, offer or

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
request (an “Inquiry”) that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue, participate in, knowingly encourage or knowingly facilitate any discussions or negotiations with any Person relating to any such Acquisition Proposal or Inquiry, (C) furnish to any Person any non-public information, or afford access to the books or records, officers or employees of the Restricted Parties or its Affiliates to, any Person relating to any such Acquisition Proposal or Inquiry, (D) enter into any Contract or nonbinding letter of intent, memorandum of understanding or other agreement relating to any such Acquisition Proposal or Inquiry (other than an Acceptable Confidentiality Agreement in accordance with the terms of this Agreement) (any such Contract or agreement, an “Alternative Acquisition Agreement”) or any Contract requiring the Restricted Party to abandon or terminate this Agreement or fail to consummate the First Merger or any other transaction contemplated hereby or (E) release or permit the release of any Person from, waive or permit the waiver of any right under, fail to enforce any provision of, or grant any consent or make any election under, any confidentiality, “standstill” or similar Contract to which the Restricted Party or any of its Subsidiaries is a party; provided, however, that, if the board of directors of the Restricted Party (the “Restricted Party Board”) determines, in good faith after consultation with its outside legal and financial advisors, that the failure to take such action would be inconsistent with the fiduciary duties of the Restricted Party Board under applicable Law, the Restricted Party may grant a limited waiver of any standstill provision solely to the extent necessary to permit any Person to make a non-public Acquisition Proposal to the Restricted Party Board and, to the extent permitted by the other sections of this Section 5.4, thereafter negotiate and enter into any transaction in connection therewith; provided, further, that the Restricted Party notifies Parent or the Company (as applicable, the “Protected Party”) in writing of such determination, and the identity of such Person, prior to the granting of such waiver. Notwithstanding anything to the contrary in this Section 5.4, a Restricted Party and its Representatives may (1) seek to clarify and understand the terms and conditions of any bona fide written Acquisition Proposal solely to assist the Restricted Party Board in determining whether such Acquisition Proposal constitutes, or could reasonably be expected to result in, a Superior Proposal and (2) inform any Person that has made an Acquisition Proposal or submitted an Inquiry of the existence of this Section 5.4.
(b) From and after the execution and delivery hereof until the earlier to occur of the termination of this Agreement pursuant to Article 7 and the First Effective Time, each Restricted Party shall promptly (and in any event within thirty-six (36) hours of receipt) notify the Protected Party if such Restricted Party or any of its Affiliates or Representatives receives any (i) Inquiry that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or (ii) Acquisition Proposal or any proposal or offer that could reasonably be expected to result in an Acquisition Proposal, in each case, together with the identity of the Person making any such indication, Inquiry, Acquisition Proposal, proposal or offer, and a copy of any such written indication, Inquiry, Acquisition Proposal, proposal or offer (or, if delivered orally, a written summary of the material terms thereof), or any draft agreement provided by such Person. The Restricted Party shall keep the Protected Party reasonably informed in on a timely basis of the status and details of any such indication, Inquiry, Acquisition Proposal, proposal or offer, including notifying the other Party in writing within thirty-six (36) hours after the occurrence of any material amendment, modification or change thereof and promptly furnishing copies of any written inquiries, correspondence and draft documentation and written summaries of any material oral inquiries or discussions.
(c) If, at any time from and after the execution and delivery hereof until the earlier to occur of the Company Stockholder Approval (if the Company is the Restricted Party) or the Parent Stockholder Approval (if Parent is the Restricted Party) (as applicable, the “Restricted Party Stockholder Approval”) and the termination of this Agreement pursuant to Article 7, the Restricted Party receives a bona fide written Acquisition Proposal made after the date hereof that did not result from a breach of this Section 5.4 and the Restricted Party Board determines, in good faith after consultation with its outside legal and financial advisors, that such Acquisition Proposal constitutes, or could reasonably be expected to result in, a Superior Proposal, the Restricted Party may take the following actions: (i) enter into an Acceptable Confidentiality Agreement with the Person making such Acquisition Proposal and furnish to such Person non-public information with respect to the Restricted Party pursuant to such Acceptable Confidentiality Agreement; and (ii) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided that (A) the Restricted Party provides written notice to the Protected Party of such determination promptly (and in any event within thirty-six (36) hours) and (B) the Restricted Party will provide to the Protected Party in writing any information concerning the Restricted Party or its Affiliates provided to such other Person which was not previously provided to the Protected Party or its Affiliates or Representatives, in each case, prior to or substantially concurrently with the time it is provided to such Person.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(d) Subject to Section 5.5(e) and Section 5.5(g), from and after the execution and delivery hereof until the earlier to occur of the termination of this Agreement pursuant to Article 7 and the First Effective Time, neither the Restricted Party Board nor any committee thereof will, or will publicly propose to, (i) change, withhold, withdraw, qualify, amend or modify the Company Board Recommendation (if the Company is the Restricted Party) or the Parent Board Recommendation (if Parent is the Restricted Party) (as applicable, the “Restricted Party Board Recommendation”), (ii) fail to include the Restricted Party Board Recommendation in the Joint Proxy Statement/Prospectus, (iii) adopt, approve, recommend, or declare advisable any Acquisition Proposal, (iv) (A) take any formal action or make any recommendation or public statement in connection with a tender or exchange offer (other than a recommendation against such tender or exchange offer or a “stop, look and listen” communication by the Restricted Party Board (or a committee thereof) to the stockholders of the Restricted Party pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); provided that any such “stop, look and listen” communication expressly reaffirms the Restricted Party Board Recommendation), or (B) fail to recommend against any tender or exchange offer (it being understood that the Parent Board (or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal that is a tender or exchange offer until the close of business on the tenth (10th) Business Day after the commencement of such tender or exchange offer in connection), (v) if an Acquisition Proposal is publicly announced or disclosed (other than by the commencement of a tender or exchange offer, which is subject to the foregoing clause (iv)(B)), fail to recommend against such Acquisition Proposal or fail to reaffirm in a written public communication the Restricted Party Board Recommendation within the earlier of (A) ten (10) Business Days following the Protected Party’s written request to do so (provided that the Protected Party may make such request only once with respect to any particular Acquisition Proposal) and (B) three (3) Business Days prior to the Company Stockholder Meeting (if the Company is the Restricted Party) or the Parent Stockholder Meeting (if Parent is the Restricted Party) or (vi) submit any Acquisition Proposal or any matter relating thereto to a vote of the stockholders of such Restricted Party (each such action set forth in clauses (i) through (vi) being referred to as a “Change of Recommendation”); provided, however, that, for the avoidance of doubt, none of (1) the delivery by the Restricted Party to the Protected Party of any notice contemplated by this Section 5.4 or (2) any factually accurate public statement by the Restricted Party that describes the Restricted Party’s receipt of an Acquisition Proposal (provided that such statement expressly reaffirms the Restricted Party Board Recommendation), will, in and of itself, constitute a Change of Recommendation.
(e) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Restricted Party Stockholder Approval, the Restricted Party Board may effect a Change of Recommendation or authorize the Restricted Party to terminate this Agreement under Section 7.1(d) or Section 7.1(f), as applicable, if and only if:
(i) the Restricted Party has received a bona fide written Acquisition Proposal made after the date hereof that did not result from a breach of this Section 5.4 that is reflected in a written definitive agreement that the Person making such Acquisition Proposal has irrevocably committed to execute concurrently with the termination of this Agreement (a “Superior Acquisition Agreement”);
(ii) the Restricted Party Board determines, in good faith after consultation with its outside legal and financial advisors, that such Acquisition Proposal constitutes a Superior Proposal and that a failure of the Restricted Party Board to make a Change of Recommendation in response to such Superior Proposal or authorize the Restricted Party to terminate this Agreement under Section 7.1(d) or Section 7.1(f), as applicable, in order to enter into such Superior Acquisition Agreement would be inconsistent with the fiduciary duties of the Restricted Party Board under applicable Law;
(iii) promptly following such determination and, at least three (3) Business Days prior to making any such Change of Recommendation or such authorization, the Restricted Party notifies the Protected Party in writing of such determination, which notice will specify the material terms and conditions of such Superior Proposal, together with a copy of such written definitive Agreement, the identity of the Person making such Acquisition Proposal and explain in reasonable detail the reasons why the Restricted Party Board has made such determination;
(iv) if requested by the Protected Party, during the three (3) Business Day period following the delivery of such notice, the Restricted Party and its Representatives negotiate with the Protected Party in good faith to make such adjustments in the terms and conditions of this Agreement; provided that, in the event of any material revision to such Acquisition Proposal, the Restricted Party will be required to deliver a new written notice to the Protected Party and to comply with the requirements of this Section 5.4(e) with respect to such new written notice prior to making any Change of Recommendation or authorizing the Restricted

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Party to terminate this Agreement under Section 7.1(d) or Section 7.1(f), as applicable, in order to enter into such Superior Acquisition Agreement; provided, further, that the prior notice period for any such subsequent written notice will be shortened from three (3) Business Days to two (2) Business Days; and
(v) at the end of such three (3) Business Day period (or such two (2) Business Day period, as applicable) and taking into account any changes to the terms hereof proposed by the Protected Party in writing, the Restricted Party Board determines, in good faith after consultation with its outside legal and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal and that a failure of make a Change of Recommendation or authorize the Restricted Party to terminate this Agreement under Section 7.1(d) or Section 7.1(f), as applicable, in order to enter into such Superior Acquisition Agreement would be inconsistent with the fiduciary duties of the Restricted Party Board under applicable Law.
(f) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Restricted Party Stockholder Approval, the Restricted Party Board may also effect a Change of Recommendation if and only if:
(i) the Restricted Party Board determines, in good faith after consultation with its outside legal and financial advisors, that an Intervening Event with respect to such Restricted Party has occurred and that a failure of the Restricted Party Board to make a Change of Recommendation in response to such Intervening Event would be inconsistent with the fiduciary duties of the Restricted Party Board under applicable Law;
(ii) promptly following such determination and, at least three (3) Business Days prior to making any such Change of Recommendation, the Restricted Party notifies the Protected Party in writing of such determination, which notice will describe such Intervening Event in reasonable detail and explain in reasonable detail the reasons why the Restricted Party Board has made such determination;
(iii) if requested by the Protected Party, during the three (3) Business Day period following the delivery of such notice, the Restricted Party and its Representatives negotiate with the Protected Party in good faith to make such adjustments in the terms and conditions of this Agreement; and
(iv) at the end of such three (3) Business Day period and taking into account any changes to the terms hereof proposed by the Protected Party in writing, the Restricted Party Board determines, in good faith after consultation with its outside legal and financial advisors, that the failure to make a Change of Recommendation in response to such Intervening Event would be inconsistent with the fiduciary duties of by the Restricted Party Board under applicable Law.
(g) The Restricted Party agrees that any breach of, or failure to perform or comply with, this Section 5.4 by the Restricted Party Board (or any member or committee thereof) or any Affiliate or financial advisor of the Restricted Party (including any terms with which such Restricted Party is required to instruct such Affiliate or financial advisor of the Restricted Party to comply), whether or not such Person is purporting to act on behalf of the Restricted Party, shall be a breach by the Restricted Party of this Section 5.4.
5.5 Registration Statement, Information Statement and Joint Proxy Statement/Prospectus; Company Stockholder Meeting.
(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall jointly prepare, and Parent shall file with the SEC, the Registration Statement, which will include the Joint Proxy Statement/Prospectus. Each of Parent and the Company will use their respective reasonable best efforts to (i) cause the Registration Statement and the Joint Proxy Statement/Prospectus, when filed, to comply as to form in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff concerning the Registration Statement, Information Statement and the Joint Proxy Statement/Prospectus, (iii) have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and (iv) keep the Registration Statement effective for so long as necessary to complete the Mergers. Unless the Company Board or Parent Board, as applicable, has made a Change of Recommendation as permitted by Section 5.4(d), the Joint Proxy Statement/Prospectus shall include the Company Board Recommendation and the Parent Board Recommendation. No filing of, or amendment or supplement to, the Registration Statement or the Joint Proxy Statement/Prospectus, or response to SEC comments with respect thereto, will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed)

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
and without providing the other Party and its outside counsel a reasonable opportunity to review and comment thereon, and each Party shall consider in good faith all comments reasonably proposed by the other Party; provided, however, that the Company or Parent, in connection with a Change of Recommendation, may amend or supplement the Registration Statement or the Joint Proxy Statement/Prospectus (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such change, and in such event, the right of approval set forth in this Section 5.5(a) shall apply only with respect to such information relating to the other Party or its business, financial condition or results of operations, and shall be subject to the right of each Party to have its board of directors’ deliberations and conclusions be accurately described therein. Each of Parent and the Company will cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Parent or the Company, as applicable, will promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Registration Statement or the Joint Proxy Statement/Prospectus, and will, as promptly as practicable after receipt thereof, provide the other with copies of all material correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Registration Statement or the Joint Proxy Statement/Prospectus received from the SEC and promptly advise the other on any oral comments with respect to the Registration Statement, Information Statement or the Joint Proxy Statement/Prospectus received from the SEC. Parent will advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Registration Statement and the issuance of any stop order relating thereto or the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the First Merger for offering or sale in any jurisdiction, and Parent and the Company will use their respective reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent and the Company will also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or Blue Sky Laws and the rules and regulations thereunder in connection with the Mergers. The Company will use its reasonable best efforts to furnish all information concerning the Company and the holders of the Shares as Parent may reasonably request in connection with any such actions. If at any time prior to the First Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement/Prospectus, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other Party and each of Parent and the Company shall use its reasonable best efforts to cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by law, disseminated to the holders of the Company Common Stock and the holders of the Parent Common Stock.
(b) Subject to the other provisions of this Agreement, the Company shall duly establish a record date for and duly call, give notice of and hold a meeting of its stockholders (the “Company Stockholder Meeting”) as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act (the “SEC Effective Date”) for the purpose of voting on the adoption of this Agreement; provided that the Company Stockholder Meeting shall not be initially scheduled to occur later than forty-five (45) days following the SEC Effective Date. In furtherance of the foregoing and in consultation with Parent, as soon as reasonably practicable after the filing of the Registration Statement, the Company shall set a preliminary record date for the Company Stockholder Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act. The Company shall not, without the consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), adjourn or postpone, cancel, recess or reschedule, the Company Stockholder Meeting; provided, however, that (i) the Company may postpone or adjourn the Company Stockholder Meeting after consultation with Parent (A) if a quorum has not been established, (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company has determined in good faith after consultation with outside counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the holders of the Company Common Stock prior to the Company Stockholder Meeting, (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the Company reasonably believes the requisite Company Stockholder Approval would not otherwise be obtained or (D) if required by Law; provided, however, the Company Stockholder Meeting shall not be postponed or adjourned (x) to a date later than the third (3rd) Business Day preceding the Outside Date or (y) for more than ten (10) Business Days in each instance without the prior written consent of Parent and (ii) the Company shall postpone or adjourn the Company Stockholder Meeting at Parent’s direction for a period of up to ten (10) Business

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Days if (1) the Company Board has made a Change of Recommendation permitted by Section 5.4(d) within five (5) Business Days before the then-scheduled date of the Company Stockholder Meeting and (2) Parent requests such a postponement or adjournment in writing. If requested by Parent, the Company shall promptly provide all voting tabulation reports relating to the Company Stockholder Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the holders of the Company Common Stock with respect thereto.
(c) Subject to the other provisions of this Agreement, Parent shall duly establish a record date for and duly call, give notice of and hold a meeting of its stockholders (the “Parent Stockholder Meeting”) as soon as reasonably practicable after the SEC Effective Date for the purpose of voting on the adoption of this Agreement; provided that the Parent Stockholder Meeting shall not be initially scheduled to occur later than forty-five (45) days following the SEC Effective Date. In furtherance of the foregoing and in consultation with the Company, as soon as reasonably practicable after the filing of the Registration Statement, Parent shall set a preliminary record date for the Parent Stockholder Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act. Parent shall not, without the consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), adjourn or postpone, cancel, recess or reschedule, the Parent Stockholder Meeting; provided, however, that after consultation with the Company (i) Parent may postpone or adjourn the Parent Stockholder Meeting (A) if a quorum has not been established, (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which Parent has determined in good faith after consultation with outside counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the holders of the Parent Common Stock prior to the Parent Stockholder Meeting, (C) to allow reasonable additional time to solicit additional proxies, if and to the extent Parent believes the requisite Company Stockholder Approval would not otherwise be obtained; or (D) if required by Law; provided, however, that the Parent Stockholder Meeting shall not be postponed or adjourned (x) to a date later than the third (3rd) Business Day preceding the Outside Date or (y) for more than ten (10) Business Days in each instance without the prior written consent of the Company and (ii) Parent shall postpone or adjourn the Parent Stockholder Meeting at the Company’s direction for a period of up to ten (10) Business Days if (1) the Parent Board has made a Change of Recommendation as permitted by Section 5.4(d) within five (5) Business Days before the then-scheduled date of the Parent Stockholder Meeting and (2) the Company requests such a postponement or adjournment in writing. If requested by the Company, Parent shall promptly provide all voting tabulation reports relating to the Company Stockholder Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the holders of the Parent Common Stock with respect thereto.
(d) If the Company Board has not made a Change of Recommendation as permitted by Section 5.4(d), the Company will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement, and to take all other actions necessary or advisable to secure the Company Stockholder Approval as soon as reasonably practicable. Without limiting the generality of the foregoing, if, at the time of the originally scheduled date of the Company Stockholder Meeting, a quorum has not been established or the Company has not received proxies representing a sufficient number of Shares for the Company Stockholder Approval, then the Company shall, at the request of Parent (to the extent permitted by Law), adjourn the Company Stockholder Meeting to a date specified by Parent; provided that the Company shall not be required pursuant to this sentence to adjourn the Company Stockholder Meeting more than two (2) times or for more than ten (10) Business Days in the aggregate from the originally scheduled date of the Company Stockholder Meeting. Without the prior written consent of Parent, or as required by applicable Law, unless the Company Stockholder Meeting is also the Company’s annual meeting of stockholders, the adoption of this Agreement and the transactions contemplated by this Agreement will be the only matters (other than matters of procedure and matters required by Law to be voted on by the stockholders of the Company in connection with the adoption of this Agreement and the transactions contemplated hereby) that the Company will propose to be acted on by the stockholders of the Company at the Company Stockholder Meeting, and the Company shall not call any special meeting of the stockholders of the Company other than the Company Stockholder Meeting. The Company agrees that, unless this Agreement shall have been terminated in accordance with Article 7, the Company’s obligations to hold the Company Stockholder Meeting pursuant to this Section 5.5 will not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by any Change of Recommendation, subject to the express exceptions under this Section 5.5.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(e) If the Parent Board has not made a Change of Recommendation as permitted by Section 5.4(d), Parent will use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval of the Parent Share Issuance, and to take all other actions necessary or advisable to secure the Parent Stockholder Approval as soon as reasonably practicable. Without limiting the generality of the foregoing, if, at the time of the originally scheduled date of the Parent Stockholder Meeting, a quorum has not been established or Parent has not received proxies representing a sufficient number of shares for the Parent Stockholder Approval, then Parent shall, at the request of the Company (to the extent permitted by Law), adjourn the Parent Stockholder Meeting to a date specified by the Company; provided that Parent shall not be required pursuant to this sentence to adjourn the Parent Stockholder Meeting more than two (2) times or for more than ten (10) Business Days in the aggregate from the originally scheduled date of the Parent Stockholder Meeting. Without the prior written consent of the Company, or as required by applicable Law, unless the Parent Stockholder Meeting is also Parent’s annual meeting of stockholders, the Parent Share Issuance will be the only matter (other than matters of procedure) that Parent will propose to be acted on by the stockholders of Parent at the Parent Stockholder Meeting, and Parent shall not call any special meeting of the stockholders of Parent other than the Parent Stockholder Meeting. Parent agrees that, unless this Agreement shall have been terminated in accordance with Article 7, Parent’s obligations to hold the Parent Stockholder Meeting pursuant to this Section 5.5 will not be affected by the commencement, public proposal, public disclosure or communication to Parent of any Acquisition Proposal or by any Change of Recommendation, subject to the express exceptions under this Section 5.5.
(f) Each of Parent and the Company shall use reasonable best efforts to call for and initially schedule the Company Stockholder Meeting and the Parent Stockholder Meeting to be held on the same date.
(g) If, at any time prior to the First Effective Time, Parent or the Company discovers any information related to Parent or the Company or any of their respective Affiliates that should be disclosed in an amendment or supplement to the Registration Statement or the Joint Proxy Statement/Prospectus so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Party and Parent and the Company shall promptly and jointly prepare an appropriate amendment or supplement describing such information and file such amendment or supplement with the SEC and, to the extent required by applicable Law, disseminate it to the Company’s and Parent’s stockholders.
5.6  Appropriate Action; Consents; Filings.
(a) Reasonable Best Efforts. Subject to the terms of this Agreement, the Company and Parent will use their respective reasonable best efforts to take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law to cause the conditions set forth in Section 6.1 to be satisfied as promptly as reasonably practicable (and prior to the Outside Date), including to make all Filings with, and to obtain all Consents from, any Governmental Entities that are required to consummate the Mergers (including HSR Clearance and the Filings in connection therewith, and any Consents from the FAA, DOT, FCC and DHS (including the TSA)).
(b) Competition Approvals. In furtherance and not in limitation of Section 5.6(a), Parent agrees to take, and to cause its Affiliates to take, promptly any and all steps reasonably necessary to avoid or eliminate each and every impediment under the HSR Act or applicable Competition Laws that may be asserted by any Governmental Entity against the Mergers so as to enable the Parties to consummate the Mergers as promptly as reasonably practicable after the date hereof, including to (A) contest, defend and appeal any Proceedings brought by a Governmental Entity, whether judicial or administrative, challenging or seeking to restrain or prohibit the consummation of the Mergers, (B) divest, sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, assets, categories of assets, operations, locations, customers, rights, product lines, or businesses of Parent, its Affiliates, or the Company, (C) propose, take or agree to take (or omit to take) any actions that may limit the freedom of action of Parent, its Affiliates, or the Company with respect to, or the ability of Parent, its Affiliates or the Company to retain, operate, enter into or acquire one or more assets, categories of assets, operations, customers, product lines, or businesses, including hold separate and similar obligations and (D) terminate, modify, amend or assign existing relationships and contractual rights and obligations (including in respect of governance) (any and all of (B), (C) and (D), a “Remedy”), as may be reasonably required to obtain HSR Clearance and, in each case, to propose, negotiate, enter, or offer to enter, into agreements and stipulate to the entry of an Order or file appropriate applications with any Governmental Entity in connection with any of the foregoing and in the case of actions by or with respect to the Company or its business, by consenting to such action by the Company; provided

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
that, notwithstanding anything to the contrary set forth herein, Parent and its Subsidiaries shall not be required to (and the Company and its Subsidiaries shall not without Parent’s prior written consent) take or cause to be taken, do or cause to be done, propose, negotiate, commit to, suffer, agree to or effect any Remedy that (x) individually or in the aggregate with all other Remedies, would or would reasonably be expected to result in a material adverse effect on the business, assets, liabilities, financial condition or results of operations of (1) the Parent Group, taken as a whole, (2) the Company Group, taken as a whole, or (3) the Parent Group and the Company Group, taken together as a whole (the “Combined Company”); provided that each of the Parent Group, taken as a whole, and the Combined Company shall be deemed to be of the size, scope and scale, and with the business, assets, liabilities, financial condition and results of operations, of the Company Group, taken as a whole, or (y) is not conditioned upon the consummation of the transactions contemplated by this Agreement.
(c) Certain Other Transactions. In furtherance and not in limitation of Section 5.6(a), Parent and the Company shall not, and shall not permit any of their respective Subsidiaries to, (i) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise make any investment in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire or make any investment in any assets, or (ii) enter into, significantly expand or publicly announce an agreement to form a joint venture, strategic alliance or strategic partnership with another Person, in the case of (i) and (ii), which would reasonably be expected to (A) materially increase the risk of not obtaining any Required Competition Approval, (B) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated hereby or (C) delay the consummation of the transactions contemplated hereby beyond the Outside Date.
(d) Filings and Cooperation. In furtherance and not in limitation of Section 5.6(a), each Party will, as promptly as reasonably practicable after the date hereof, (i) file a notification and report form under the HSR Act with the applicable Governmental Entities and (ii) make all other Filings with Governmental Entities that are necessary or advisable in connection with the transactions contemplated by this Agreement, including with the FAA, the DOT under 49 U.S.C. §§ 40109, 41105, and 41110, the DHS, including the TSA and the FCC. Each of Parent and Merger Subs, on the one hand, and the Company, on the other hand, will (A) cooperate and coordinate with the other Party in the making of such Filings, (B) supply the other Party or its outside counsel with any information that may be required or reasonably requested by any Governmental Entity in connection with such Filings, (C) supply any additional information that may be required or reasonably requested by any Governmental Entities in connection with any such Filings as promptly as reasonably practicable, (D) give the other Party prompt notice of the making or commencement of any request, inquiry, investigation or Proceeding by or before any Governmental Entity with respect to the Mergers or any of the other transactions contemplated by this Agreement, (E) keep the other Party informed as to the status of any such request, inquiry, investigation or Proceeding, (F) promptly inform the other Party of any communication to or from any Governmental Entity regarding the Mergers, (G) consult and cooperate with the other Party and consider in good faith the views of the other Party in connection with any Filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal submitted to a Governmental Entity (other than a Competition Authority) in connection with the Mergers or any of the other transactions contemplated by this Agreement and (H) permit the other Party to review in advance (and to consider in good faith any comments made by the other Party in relation to) any proposed substantive communication by such Party to any applicable Governmental Entity under applicable under Competition Laws in connection with the Mergers or any of the other transactions contemplated by this Agreement (collectively, the “Competition Authorities”) relating to any request, inquiry, investigation or Proceeding by or before a Competition Authority with respect to the Mergers or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law and to the extent practicable, in connection with any request, inquiry or investigation by, or any Proceeding before, a Competition Authority, each Party will permit authorized Representatives of the other Party the opportunity to be present at each substantive meeting or conference relating to such any request, inquiry, investigation or Proceeding and to have access to, and be consulted in connection with, any document, opinion or proposal submitted to a Competition Authority in connection with such request, inquiry, investigation or Proceeding. In furtherance and not in limitation of Section 5.6(b), Parent shall, after reasonable consultation with the Company and consideration in good faith of the views of the Company, have the right to direct, devise, control and take the lead in (x) determining the timing of all Filings with Governmental Entities required under this Section 5.6, (y) determining and implementing the strategy for (including making all decisions with respect to) obtaining any Consent of any Governmental Entity that is required to consummate the Mergers and contesting, defending and

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
appealing any Proceeding by, before or involving any such Governmental Entity (including, in each case, determining the timing and strategy of proposing any, and the strategy for negotiating any, Remedies) and (z) responding to any request from, inquiry or investigation by (including coordinating with the Company with respect to the timing, nature and substance of all such responses) any Governmental Entity that has authority to enforce any Law applicable to the Mergers. Each of Parent, Merger Subs and the Company will provide each other with copies of all material correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that materials may be redacted as necessary to (x) comply with contractual arrangements, (y) address reasonable attorney-client or other privilege or confidentiality concerns, and (z) remove references concerning the valuation of the Company Group or the Parent Group, as applicable.
(e) Third-Party Consents. The Company shall give (or shall cause its Subsidiaries to give) any notices to third parties, and use, and cause its Subsidiaries to use, their commercially reasonable efforts to obtain any third-party (non-Governmental Entity) Consents, (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (ii) required to be disclosed in the Company Disclosure Schedule or (iii) required to prevent a Company Material Adverse Effect from occurring prior to or after the First Effective Time; provided, however, that (A) the Parties shall coordinate and cooperate in determining whether any Consents are required to be obtained from parties to any Company Material Contracts in connection with consummation of the Mergers and seeking any such Consents and (B) without the prior written consent of Parent, the Company shall not, and shall not permit any of its Subsidiaries to, pay or commit or agree to pay to such Person whose Consent is being solicited any cash or other consideration or make any commitment or incur any liability or other obligation due to such Person; provided, further, that, if requested by Parent in writing, the Company or its applicable Subsidiary shall make a cash payment to any such Person in connection with obtaining such Consent, so long as Parent promptly reimburses the Company or such Subsidiary for the amount of such payment.
5.7 Public Announcements. The Company, Parent and Merger Subs shall consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated hereby and shall not issue any such press release or other public statement or comment prior to such consultation, except (a) as such release or announcement may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement will use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, (b) to the extent such release or announcement contains information that is consistent with the press release referred to in the subsequent sentence or any other previously issued or made in accordance with this Section 5.7, including in investor conference calls, filings with the SEC, Q&As or other publicly disclosed documents or (c) with respect to any Change of Recommendation made in accordance with this Agreement. Parent and the Company agree to issue a mutually acceptable joint press release as the first public disclosure of this Agreement. For the avoidance of doubt, neither the foregoing nor any other provision hereof shall limit any customary disclosure made by Parent and its Affiliates to the Financing Sources, rating agencies, existing lenders (and related agents) or otherwise in connection with efforts or activities by Parent to obtain Debt Financing.
5.8 Employee Benefit Matters.
(a) For a period of at least one (1) year following the First Effective Time, Parent will provide, or will cause to be provided, to each employee of the Company who continues to be employed by a member of the Parent Group (individually, a “Continuing Employee” and collectively, “Continuing Employees”) who is not covered by a Company CBA (including any collective bargaining agreement and other labor union Contracts (including all amendments thereto) that are under negotiation as of the date hereof, which become effective following the execution of this Agreement) (each a, “Non-Union Continuing Employee” and collectively, “Non-Union Continuing Employees”) with (i) a base salary or wage rate that is no less favorable than the base salary or wage rate provided to such Continuing Employee as of immediately prior to the First Effective Time, (ii) target cash bonus opportunity and commissions opportunity that are no less favorable in the aggregate than the target cash bonus opportunity and commissions opportunity provided to such Continuing Employee as of immediately prior to the First Effective Time, (iii) target equity and equity-based compensation opportunities that are no less favorable than the equity and equity-based compensation opportunities that similarly situated employees of the

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Parent Group receive as of immediately prior to the First Effective Time, and (iv) employee benefits (excluding deferred compensation, defined benefits, pension benefits or retiree health and welfare benefits) that are, in the aggregate, no less favorable in the aggregate than the employee benefits provided to such Continuing Employee as of immediately prior to the First Effective Time. The employment terms and conditions of each Continuing Employee whose employment is covered by a Company CBA (including any collective bargaining agreement and other labor union Contracts (including all amendments thereto) that are finalized following the execution of this Agreement) (each a, “Union Continuing Employee” and collectively, “Union Continuing Employees”) shall be governed by the applicable Company CBA (or such collective bargaining agreement and other labor union Contracts (including all amendments thereto) that become effective following the execution of this Agreement).
(b) As of and following the First Effective Time, Parent may, but is not required to, satisfy its obligations pursuant to Section 5.8(a) in respect of employee benefits provided for Non-Union Continuing Employees by (i) continuing Company Benefit Plans with respect to Continuing Employees, (ii) permitting Non-Union Continuing Employees and, as applicable, their eligible dependents, to participate in the employee benefit plans, programs or policies (including any plan intended to qualify within the meaning of Section 401(a) of the Code and any vacation, sick, or personal time off plans or programs) of the Parent Group, or (iii) a combination of clauses (i) and (ii). To the extent Parent elects to have Non-Union Continuing Employees and their eligible dependents participate in its employee benefit plans, program or policies following the First Effective Time, Parent shall use commercially reasonable efforts to, and shall cause the Surviving Entity to use commercially reasonable efforts to, treat, and cause the applicable benefit plans in which Non-Union Continuing Employees are entitled to participate to treat, the service of Non-Union Continuing Employees with the Company or any of its predecessors to the extent previously recognized by the Company as of the date hereof attributable to any period before the First Effective Time as service rendered to Parent, the Surviving Entity or any Subsidiary of Parent for purposes of eligibility to participate, vesting and for other appropriate benefits including the applicability of minimum waiting periods for participation, except that such service need not be credited (x) for purposes of benefit accruals under any defined benefit pension plan, (y) for purposes of eligibility for, or benefit levels under, any retiree health or welfare plan or (z) to the extent crediting of such service would result in a duplication of benefits. Without limiting the foregoing, Parent shall use commercially reasonable efforts to cause any pre-existing conditions or actively at work or similar limitations, eligibility waiting periods, evidence of insurability requirements or required physical examinations under any health or similar plan of Parent to be waived with respect to Non-Union Continuing Employees and their eligible dependents to the extent waived under the corresponding plan in which Non-Union Continuing Employees participated as of immediately prior to the First Effective Time. Parent shall also use commercially reasonable efforts to cause any deductibles paid by Non-Union Continuing Employees under any of the Company’s health, dental, vision or similar plans in the plan year in which Continuing Employees and their eligible dependents are transitioned to Parent’s health, dental, vision or similar plans to be credited towards deductibles under the health plans of Parent or any Subsidiary of Parent.
(c) If requested by Parent in accordance with Section 5.8(c) of the Company Disclosure Schedule, then subject to and in accordance with the terms thereof, the Company will take the actions set forth on Section 5.8(c) of the Company Disclosure Schedule related to certain Company Benefit Plans.
(d) Except as otherwise required under the terms of any Company CBA or applicable Law, with respect to the calendar year in which the Closing occurs, the Company shall, or Parent shall cause the Company to, pay out a pro rata portion of any annual or other short-term incentive programs in place in respect of such calendar year (the “Closing Year Bonus Programs”) to the Eligible Participants (as defined below), with the amount of such bonus to be determined based on the greater of actual performance or “target” level performance as determined through the Closing (as determined by the Compensation Committee in good faith), and pro-rated by a fraction, the numerator of which is the number of days elapsed in such calendar year prior to the Closing and the denominator of which is 365 (the “Pro Rata Bonuses”). Pro Rata Bonuses shall be paid on or prior to the Company’s or Parent’s next regularly scheduled payroll date in the ordinary course (and in any event within thirty (30) days following the Closing) through the payroll of the Company or the Surviving Entity. For purposes of the foregoing, “Eligible Participants” means each employee who participates in a Closing Year Bonus Program and who is employed by the Company as of the Closing.
(e) Parent hereby acknowledges that the consummation of the Mergers and the other transactions contemplated hereby will constitute a “change in control” or “change of control” (or other similar phrase) for

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
purposes of each Company Benefit Plan. From and after the Closing, Parent shall, and shall cause the Surviving Entity to, be bound by, honor and comply with the terms of each employment, severance and change in control plan, policy and agreement and other Company Benefit Plan listed in Section 5.8(e) of the Company Disclosure Schedule.
(f) Following the Closing, Parent shall, or shall cause one of its Affiliates, to be bound by, comply with, and honor the terms of each of the Company CBAs and assume all obligations with respect to the Company Union Matters to the extent required by applicable Law, until such time as another collective bargaining agreement with respect to the craft or class of employees covered by the collective bargaining agreement takes effect. Notwithstanding anything to the contrary in this Section 5.8, Parent further agrees that the provisions of this Section 5.8 shall not be construed in any matter that would violate any applicable provisions of any Company CBA or applicable Law in respect of the Union Continuing Employees. Furthermore, Parent agrees to, or to cause one of its Affiliates to, honor all applicable seniority list integration or similar rights contained in any Company CBA in accordance with, and to the extent required by, the terms thereof and applicable Law.
(g) Nothing in this Agreement will require the continued employment of any Person and no provision of this Agreement will prevent Parent or the Surviving Entity from amending or terminating any Company Benefit Plan or benefit plans, programs, agreements or arrangements of any Parent or its Subsidiaries. The Company and Parent acknowledge and agree that all provisions contained in this Agreement with respect to Service Providers are included for the sole benefit of the respective parties signatory hereto and will not create any right in any other Person, including any employees, former employees, any participant in any Company Benefit Plan or any beneficiary or dependent thereof, or any collective bargaining representative thereof, nor will require the Company to continue or amend any particular benefit plan after the consummation of the transactions contemplated by this Agreement for any Service Provider, and any such plan may be amended or terminated in accordance with its terms and applicable Law. This Agreement is not intended to amend any Company Benefit Plan.
(h) Within twenty (20) Business Days following the date of this Agreement, the Company and Parent shall take the actions specified on Section 5.1(b)(xi)(11) of the Company Disclosure Letter.
5.9 Indemnification of Directors and Officers.
(a) For a period of six (6) years after the First Effective Time, Parent and the Surviving Entity shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ articles or certificates of incorporation and bylaws or similar organizational documents as in effect as of immediately prior to the First Effective Time or in any Contract (including indemnification agreements) of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees as in effect immediately prior to the First Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the First Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action or resolution of such claim, even if beyond such six (6) year period. From and after the First Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guarantee and stand surety for, and shall cause the Surviving Entity and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.9.
(b) For a period of six (6) years after the First Effective Time, each of Parent and the Surviving Entity shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing or any related expenses) each current and former director or officer of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of the Company Group (or directors or officers of a member of the Company Group to the extent serving as fiduciaries with respect to any Company Benefit Plan) when acting in such capacity, in each case, at or prior to the First Effective Time (each, together with such Person’s heirs, executors or administrators, and successors and assigns, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Action to each Indemnified Party to the fullest extent permitted by Law following receipt of a written undertaking by or on behalf of such Indemnified Party to repay such advanced amounts if it is ultimately determined by final and non-appealable adjudication that such Indemnified Party was not entitled to indemnification under this Section 5.9(b)), judgments, fines, losses, claims,

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
damages, obligations, costs, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred at or prior to the First Effective Time (including acts or omissions in connection with any such Indemnified Party serving as an officer, director, employee or other fiduciary in any entity if such service was at the request or for the benefit of the Company or its Subsidiaries). In the event of any such Action, Parent and the Surviving Entity shall cooperate with the Indemnified Party in the defense of any such Action.
(c) For a period of six (6) years from and after the First Effective Time, Parent and the Surviving Entity shall either cause to be maintained in effect the current policies of directors’ and officers’, employment practices and fiduciary liability insurance maintained by or for the benefit of the Company and its Subsidiaries and their respective current and former directors and officers or provide substitute policies for the Company and its Subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries, in either case, of not less than the existing coverage and having other terms not less favorable to the insured Persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries and their respective current and former directors and officers with respect to claims arising from facts or events that occurred at or before the First Effective Time (regardless of when such claims are brought) (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’, employment practices and fiduciary liability insurance), except that in no event shall Parent or the Surviving Entity be required to pay with respect to such insurance policies more than 250% of the aggregate annual premium most recently paid by the Company and its Subsidiaries (the “Maximum Amount”). If the Surviving Entity is unable to obtain the insurance required by this Section 5.9(c) because its cost exceeds the Maximum Amount, it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date, the Company may, at its option purchase, or Parent may, at its option request that the Company purchase, a six (6)-year prepaid “tail” directors’ and officers’, employment practices and fiduciary liability insurance policy for the Company and its Subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries, such tail policy to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured Persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries with respect to claims arising from facts or events that occurred at or before the First Effective Time; provided that the annual premiums payable for such “tail” policy shall not exceed the Maximum Amount. Parent and the Surviving Entity shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.
(d) In the event Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the obligations set forth in this Section 5.9.
(e) The obligations under this Section 5.9 will not be terminated or modified in such a manner as to adversely affect any indemnitee or other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 5.9(c) (and their respective heirs and representatives) to whom this Section 5.9 applies without the prior written consent of such affected indemnitee or other person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 5.9(c) (and their respective heirs and representatives) (it being expressly agreed that the indemnitees to whom this Section 5.9 applies will be third-party beneficiaries of this Section 5.9). The rights of the Indemnified Parties (and other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 5.9(c) pursuant to this Section 5.9 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Company Charter and the Company Bylaws, (ii) the similar organizational documents of the Subsidiaries of the Company,

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(iii) any and all indemnification agreements entered into with the Company or its Subsidiaries or (iv) applicable law (whether at law or in equity). Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing this Section 5.9 (subject to the undertakings described in Section 5.9(b)).
(f) The obligations of the Surviving Entity, Parent and their respective Subsidiaries pursuant to this Section 5.9 will be joint and several.
(g) Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company for any of its directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to or in substitution for any such claims pursuant to such policies or agreements.
(h) Within thirty (30) days following the date of this Agreement, the Company shall provide to Parent an updated Company Equity Award Census which includes the vesting schedule for the Company Equity Awards included in the Company Equity Award Census.
5.10 State Takeover Laws. If any “control share acquisition,” “fair price,” “business combination” or other anti-takeover Law becomes or is deemed to be applicable to the Company, Parent, Merger Subs or the Mergers, including the acquisition of Shares pursuant thereto or any other transaction contemplated by this Agreement, then the Company Board will take all action necessary to render such Law inapplicable to the foregoing, and if any anti-takeover Law becomes applicable to the Mergers, take all action within their power to ensure that the Mergers may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize or make inapplicable the effect of such statute or regulation on the Mergers.
5.11 Parent Agreement Concerning Merger Subs. Parent agrees to cause Merger Subs to comply with their respective obligations under this Agreement. Promptly following the execution of this Agreement, Parent shall execute and deliver a consent as sole stockholder of Merger Sub 1 adopting this Agreement in accordance with the DGCL and provide a copy of such consent to the Company.
5.12 Section 16 Matters. Prior to the First Effective Time, each of the Company Board, or a duly authorized committee of non-employee directors thereof, and the Parent Board, or a duly authorized committee of non-employee directors thereof, will adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) of Shares or Company Equity Awards, and the acquisition by any Person who is or will after the First Effective Time be, a covered Person of Parent for purposes of Section 16 of Parent Common Stock, Parent Options and Parent RSU Awards (including Parent Common Stock issuable upon the exercise or settlement thereof) pursuant to this Agreement and the Mergers and any disposition by any such Person of Parent Common Stock in connection with any withholding or payment of Taxes or other withholding or deemed disposition on vesting or settlement, to be an exempt transaction for purposes of Section 16 of the Exchange Act, to the extent permitted by applicable Law.
5.13 Company Stock Exchange Delisting; Deregistration. The Company and Parent will cooperate and use their respective reasonable best efforts to cause the delisting of the shares of Company Common Stock from Nasdaq as promptly as practicable following the First Effective Time and the deregistration of such shares as promptly as practicable after such delisting in compliance with applicable Law. Prior to the First Effective Time, the Company shall in the ordinary course of business prepare quarterly and annual reports pursuant to the Exchange Act such that if any such reports are required to be filed after the First Effective Time and prior to the deregistration of the Company’s securities under the Exchange Act, the Company will be reasonably capable of timely filing such reports.
5.14 Stockholder Litigation. Parent or the Company, as applicable, will promptly provide the other with any pleadings and correspondence relating to any Proceedings involving it, any of its officers or directors or any other of its Representatives relating to this Agreement or the transactions contemplated hereby (collectively, “Stockholder Litigation”) and will keep the other reasonably and promptly informed regarding the status of any such Stockholder Litigation. Parent or the Company, as applicable, will cooperate with and give the other a reasonable opportunity to participate in, the defense or settlement of any such Stockholder Litigation; provided, however, that no such settlement will be agreed to without the other Party’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned), except for any such settlement entered into by Parent for solely monetary damages or the filing of any

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
mooting disclosures. Without limiting the preceding sentence, Parent or the Company, as applicable, will give the other the right to review and comment on all filings or responses to be made by it in connection with any such Stockholder Litigation, and it will in good faith take such comments into account. For purposes of this Section 5.14, “participate” means that Parent or the Company, as applicable, will be kept apprised of proposed strategy and other material decisions and filings with respect to the Stockholder Litigation by the other (to the extent that the attorney-client privilege between Parent or the Company, as applicable, and its counsel is not undermined), and the other Party may offer comments or suggestions with respect to such Stockholder Litigation but will not be afforded any decision-making power or other authority over such Stockholder Litigation except for the settlement or compromise consent set forth above.
5.15 Governance Matters. Immediately following the Second Effective Time, the Parent Board shall take all actions necessary (a) to increase the size of the Parent Board, as of immediately after the Second Effective Time, by three (3) members and (b) to cause three (3) individuals selected by the Company in writing no less than fifteen (15) Business Days prior to the Closing, one (1) of which shall be Jude Bricker and the other two (2) of which shall be directors serving on the Company Board immediately prior to the First Effective Time (such three (3) individuals, the “Company Directors”), to be appointed as members of the Parent Board to fill the vacancies created by the action described in the foregoing clause (a); provided that (i) the Company Directors are willing to serve on the Parent Board and complete and deliver to the Parent Board, no later than ten (10) Business Days prior to the Closing, Parent’s form of director and officer questionnaire, (ii) other than Jude Bricker, the Company Directors shall be independent of the Combined Company under the applicable rules of Nasdaq, as determined by the Parent Board and its nominating and governance committee, acting reasonably and in good faith, (iii) the Company Directors shall comply with Parent’s corporate governance guidelines, as determined by the Parent Board and its nominating and governance committee acting reasonably and in good faith, and (iv) the Company Directors, other than Jude Bricker, shall be reasonably acceptable to the nominating and governance committee of the Parent Board.
5.16 Tax Matters.
(a) Except as provided in Section 2.3(b), each of Parent, Merger Subs and the Company shall pay any sales, use, ad valorem, transfer (including real property transfer) and similar Taxes imposed on such Person as a result of or in connection with the transactions contemplated hereby. The parties shall cooperate in good faith to prepare and timely deliver any certificate or instrument necessary for a Party to claim an applicable exemption from any such Taxes otherwise payable.
(b) For U.S. federal income tax purposes, the Parties intend that (i) the Mergers, taken together, shall be treated as a transaction that qualifies for the Intended Tax Treatment and (ii) the Company and Parent shall each be a party to such reorganization within the meaning of Section 368(b) of the Code. Each of Parent and the Company shall (and shall cause their respective Affiliates to) (A) use reasonable best efforts to cause the Mergers, taken together, to constitute a transaction qualifying for the Intended Tax Treatment and (B) not take any action, or fail to take any action, in each case, that would reasonably be expected to prevent or impede the Mergers, taken together, from constituting a transaction qualifying for the Intended Tax Treatment. This Agreement is intended to constitute, and the Parties adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and for purposes of Sections 354 and 361 of the Code. Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of Parent and the Company (and their respective Affiliates) shall report the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code and shall not take any inconsistent position therewith in any Tax Return.
(c) Each of Parent and the Company shall use its reasonable best efforts to cooperate with one another to obtain (i) any opinion, including opinions from counsel to each of Parent and the Company, required by the SEC regarding the Intended Tax Treatment to be prepared and submitted in connection with the declaration of effectiveness of the Registration Statement (the “SEC Opinions”) and (ii) any opinion requested by a Party from its counsel regarding the Intended Tax Treatment (a “Tax Opinion”). In furtherance of the foregoing, the parties agree that Parent, Merger Sub 1, Merger Sub 2 and the Company shall deliver to counsel to each of Parent and the Company an executed tax representation letter (collectively, the “Tax Representation Letters”), substantially in the form attached here as Exhibit A-1 or A-2, as applicable, as of such dates as may be reasonably requested by such counsel in connection with the effectiveness of the Registration Statement and the Closing. Parent and the Company shall further use reasonable best efforts to provide such other information as may be reasonably requested by the applicable counsel for purposes of rendering the SEC Opinions and any Tax Opinion. Each of

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Parent and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications, covenants and representations included in the Tax Representation Letters described in this Section 5.16(c).
(d) For purposes of determining whether the “continuity of interest requirement” described in Treasury Regulations Sections 1.368-1(e) has been satisfied with respect to the Mergers, taken together, the parties shall determine the value of each share of Parent Common Stock to be received by the holders of Shares using (i) the Safe Harbor Valuation Method specified in paragraph (1) of Section 4.01 of IRS Rev. Proc. 2018-12, (ii) a “Measuring Period” (as defined in Section 4.02 of IRS Rev. Proc. 2018-12) of five (5) consecutive trading days that ends three (3) trading days before the last business day before the date of this Agreement, and (iii) the price per share of Parent Common Stock on Nasdaq as reported by Bloomberg L.P. (or, if not reported therein, in another authoritative reporting source mutually selected by Parent and the Company and satisfying the requirements of IRS Rev. Proc. 2018-12).
5.17 Cooperation with Debt Financing.
(a) Prior to the First Effective Time, and in all cases subject to the limitations set forth herein, the Company shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause its Representatives to, cooperate and assist Parent in the arrangement and consummation of any debt financing or refinancing transaction to be entered into (x) in connection with the transactions contemplated by this Agreement (“Acquisition Financing”) or (y) otherwise to the extent information related to the Company Group is reasonably required by a Financing Source in connection therewith (any such debt financing or refinancing contemplated by foregoing clause (x) or (y), “Debt Financing”), in each case, as may be reasonably requested by Parent. Such cooperation and assistance shall include:
(i) preparing and furnishing all financial and other pertinent information that is available regarding the Company and its Subsidiaries that is reasonably requested by Parent and that is required in connection with or proper for any Debt Financing or customarily used to arrange transactions similar to such Debt Financing; providing information and answering questions to assist Parent and the relevant Financing Sources with the preparation of customary offering memoranda for bond offerings, registration statements, prospectuses, and similar documents and materials that are usual and customary for financings of a type similar to such Debt Financing (provided that, for the avoidance of doubt, the Company and its Subsidiaries shall not be required to provide, and Parent shall be solely responsible for, (A) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (B) any description of all or any component of the Debt Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (C) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing, (D) subsidiary financial statements or any other information of the type required by Rule 3-05, Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or Rule 13-02 of Regulation S-X under the Securities Act (and, in each case, any successor thereto), (E) compensation discussion and analysis or other information required by Item 402 of Regulation S-K under the Securities Act or information regarding executive compensation or related-party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A (and, in each case, any successor thereto or (F) “segment” financial information); provided, however, that the foregoing exceptions shall not apply to the extent the Company or its Subsidiaries have already prepared, or are required by applicable Law or regulation to prepare, any of the information described in clauses (A) through (F) above, in which case such information shall be provided to Parent; and provided, further, that the Company shall, to the extent such information is reasonably available and prepared in the ordinary course of business, provide any underlying data or supporting materials that may assist Parent in preparing the excluded items described in clauses (A) through (F) above;
(ii) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, sessions with prospective Financing Sources and sessions with rating agencies, including direct contact between senior management with appropriate seniority and expertise and the other agents and representatives of each member of the Company Group, on the one hand, and the actual and potential Financing Sources, on the other hand, and otherwise reasonably cooperating with the marketing efforts of Parent and its Financing Sources;

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(iii) assisting with the preparation of customary materials for bank information memoranda, lender and investor presentations, business projections, marketing materials and similar documents reasonably required in connection with any Debt Financing and identifying any portion of the information set forth in any of the foregoing that would constitute material, non-public information;
(iv) assisting in the preparation, execution and delivery of one or more credit agreements, pledge and security documents and other definitive financing documents as may be reasonably requested by Parent and the disclosure schedules and exhibits attached thereto;
(v) reasonably facilitating the pledging of collateral; provided that no such documents or agreements shall be effective prior to the First Effective Time;
(vi) executing and delivering customary authorization letters with respect to bank information memoranda or other marketing material for any Debt Financing to the extent such letters are in customary form or are otherwise reasonably acceptable to the Company;
(vii) taking all corporate actions, subject to the occurrence of the First Effective Time, reasonably requested by Parent to permit the consummation of any Debt Financing;
(viii) promptly furnishing (but in no event later than three (3) Business Days prior to the Closing Date) Parent and any lenders involved in such Debt Financing with all documentation and other information about the Company Group as is reasonably requested in writing by Parent as may be required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent requested in writing at least ten (10) Business Days prior to the Closing Date;
(ix) taking such actions as are reasonably requested by Parent or the relevant Financing Source to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining any Debt Financing to the extent satisfaction of such condition requires the cooperation of, or is within the control of, the Company Group, or any of its Affiliates, including assisting with the preparation of disclosure documents, projections and similar documents in connection therewith; and
(x) taking all actions as may be reasonably required or reasonably requested by Parent or the relevant Financing Sources in connection with the repayment of existing indebtedness.
The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with any Debt Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage any member of the Company Group or the reputation or goodwill of the Company Group.
(b) Nothing in this Section 5.17 will require the Company Group to (i) waive or amend any terms of this Agreement, pay any commitment fee or similar fee or agree to pay any other fees or reimburse any expenses or otherwise issue or provide any indemnities prior to the First Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (ii) enter into, approve, modify or perform any definitive agreement or commitment or distribute any cash (except to the extent subject to concurrent reimbursement by Parent) that will be effective prior to the Closing (other than customary authorization letters in connection any the Debt Financing), (iii) give any indemnities in connection with any Debt Financing that are effective prior to the First Effective Time and only to the extent previously agreed in writing by the Company, (iv) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company Group or create an unreasonable risk of damage or destruction to any property or assets of the Company Group, (v) provide any authorization letters, presentations, memoranda or other materials or documents used in the connection with any Debt Financing with respect to which any of the Company Group or their respective Representatives provided cooperation pursuant to their obligation under this Section 5.17 or any of such documents or materials containing information based on financial information or data derived from the Company Group’s historical books and records, in all cases, (x) which does not include language that exculpates the Company Group and their respective Representatives and Affiliates from any liability in connection with the unauthorized use or misuse by the recipients thereof of all such presentations, memoranda and other materials and documents and information set forth therein, and (y) which the Company and its Representatives have not been given reasonable opportunity to review and comment on, (vi) prepare separate financial statements for any of the Company Group to the extent not customarily prepared by the Company Group and to the extent such preparation would be unduly burdensome or change any fiscal period, (vii) adopt any resolutions, execute any consents or otherwise take any corporate or similar action to be effective prior to the Closing, (viii) provide any

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
legal opinion prior to the Closing or (ix) take any action that will conflict with or violate its organizational documents or any applicable laws or would result in a material violation or breach of, or default under, any material agreement to which any member of the Company Group is a party. In addition, (A) no action, liability or obligation of the Company Group or any of its Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to any Debt Financing (other than customary authorization letters (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to any Debt Financing based on financial information and data derived from the Company’s historical books and records)) will be effective until the First Effective Time, and the Company Group will not be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (other than customary authorization letters (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to any Debt Financing based on financial information and data derived from the Company’s historical books and records)) that is not contingent on the occurrence of the Closing or that must be effective prior to the First Effective Time; and (B) any bank information memoranda required in relation to any Debt Financing will contain disclosure reflecting Parent or its Affiliate, the Surviving Entity or its Subsidiaries as the obligor. Nothing in this Section 5.17 will require (1) any officer, employee or Representative of the Company Group to deliver any certificate or opinion or take any other action under this Section 5.17 that would reasonably be expected to result in personal liability to such officer or Representative; or (2) the Company Board to approve any financing or Contracts related thereto, effective prior to the Closing Date. For the avoidance of doubt, neither the Company nor any of its Subsidiaries shall be required to be an issuer or obligor with respect to any Debt Financing, under any contractual provision that is effective prior to the First Effective Time.
(c) All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent will be permitted to disclose such information to any Financing Sources of Parent or prospective Financing Sources of Parent and other financial institutions and investors that may become parties to any Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary.
(d) Promptly upon request by the Company, Parent will reimburse the Company (or cause the Company to be reimbursed) for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees of one outside counsel) incurred by the Company Group in connection with the cooperation of the Company Group contemplated by this Section 5.17; provided that, such reimbursement shall not include costs and expenses incurred in connection with the preparation of any historical financial statements or data that would be prepared by the Company, its Subsidiaries, or any of their respective Representatives notwithstanding this Section 5.17.
(e) The Company Group and its Representatives will be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees of one outside counsel), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with any cooperation provided pursuant to this Section 5.17 or the provision of information utilized in connection therewith; except to the extent such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments, penalties or amounts paid in settlement arise from (i) the gross negligence, bad faith or willful misconduct of the Company, its Subsidiaries or any of their respective Representatives, or (ii) any historical information pertaining to the Company and its Subsidiaries provided by the Company or its Subsidiaries in writing to Parent.
(f) Parent and Merger Subs acknowledge and agree that obtaining Debt Financing is not a condition to the Closing. Except in the case of a willful and material breach, which breach is the primary cause of any Debt Financing not being obtained, that has not been cured by the Company within a reasonable period of time after Parent has provided written notice to the Company of the specific breach, the Company’s breach of this Section 5.17 will not be asserted as the basis for (A) any conditions set forth in Article 6 to consummate the Merger having not been satisfied or waived or (B) the termination of this Agreement pursuant to Section 7.1(g). If Debt Financing has not been obtained, Parent and Merger Subs will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article 8, to consummate the Mergers.
5.18 Company Credit Agreement. The Company shall (a) deliver drafts of the Payoff Letter prior to the Closing and (b) deliver or facilitate the delivery of the executed Payoff Letter at least two (2) Business Days prior to the Closing.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
5.19 Notification of Certain Matters. Each of Parent and the Company shall give prompt notice to the other Party if any of the following occur after the date hereof:
(a) receipt of any written notice to the receiving Party from any third Person alleging that the Consent of such third Person is or may be required in connection with the Mergers or the other transactions contemplated hereby and such Consent could (in the good faith determination of such Party) reasonably be expected to (i) prevent or materially delay the Closing or the other transactions contemplated hereby or (2) be material to Parent, the Company or the Surviving Entity; or
(b) receipt of any written notice or other communication from any Governmental Entity (except for any notice or communication contemplated by Section 5.6) or Nasdaq in connection with the Mergers or the other transactions contemplated hereby.
(c) the occurrence of an event that would or would reasonably be expected to (i) prevent or materially delay the consummation of the Closing or the other transactions contemplated hereby or (ii) result in the failure of any condition in Article 6 to be satisfied; provided, however, that the delivery of any notice under this Section 5.19 shall not limit or otherwise affect the Parties’ respective rights and remedies available hereunder and no information delivered under this Section 5.19 shall, or shall be deemed to, update any section of the Company Disclosure Schedule or Parent Disclosure Schedule or otherwise qualify or modify any of the Parties’ respective representations and warranties hereunder;
provided, however, that any Party’s breach of, or failure to perform or comply with its obligations under, this Section 5.19 shall not be considered a breach of, or a failure to perform or comply with, a covenant or agreement hereunder for purposes of Section 6.2(b) or Section 6.3(b), as applicable.
ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER
6.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each Party to consummate the Mergers will be subject to the satisfaction or written waiver (where permissible) at or prior to the First Effective Time of each of the following conditions:
(a) The Company Stockholder Approval shall have been obtained.
(b) The Parent Stockholder Approval shall have been obtained.
(c) (i) The waiting period applicable to the consummation of the Mergers under the HSR Act, and any customary timing agreement with any Governmental Entity to toll, stay or extend such waiting period or to delay or not to consummate the Mergers, shall have expired or been terminated (“HSR Clearance”) and (ii) all Consents required to be obtained from, or delivered to, as applicable, the DOT, the FAA and the DHS, including the TSA, in connection with the consummation of the Mergers shall have been obtained or delivered, as applicable.
(d) There shall be no Law in effect, whether preliminary, temporary or permanent, which makes the Mergers, the Parent Share Issuance or any other transaction contemplated hereby illegal or prohibits or otherwise prevents the consummation of the Mergers, the Parent Share Issuance or any other transaction contemplated hereby (a “Legal Restraint”).
(e) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no Proceeding to that effect shall have been commenced or threatened unless subsequently withdrawn.
(f) The shares of Parent Common Stock to be issued in the First Merger shall have been authorized and approved for listing on Nasdaq (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.
6.2 Conditions to Obligations of Parent and Merger Subs. The obligations of Parent and Merger Subs to consummate the Mergers will be subject to the satisfaction or written waiver (where permissible) at or prior to the First Effective Time of each of the following conditions:
(a) (i) The representations and warranties of the Company contained in Section 3.1(a), Section 3.2 (other than the representations set forth in Section 3.2(a) and Section 3.2(b)) Section 3.9, Section 3.29 and Section 3.30

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct in all material respects as of such date or time), (ii) the representations and warranties of the Company contained in Section 3.2(a), Section 3.2(b) and Section 3.11(b) shall be true and correct in all respects (except for de minimis deviations (other than the representation set forth in Section 3.11(b)) as of such date and time) as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct in all respects (except for de minimis deviations (other than the representation set forth in Section 3.11(b)) as of such date or time), and (iii) all other representations and warranties of the Company contained in this Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (other than any representation and warranty that is expressly made as of a specific date or time, which needs only be true and correct in all respects as of such date or time)), except for such failures to be so true and correct that would not have a Company Material Adverse Effect.
(b) The Company shall have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Closing.
(c) Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect with respect to the Company that is continuing.
(d) Parent shall have received a certificate of the Company, executed by an executive officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in subsections (a), (b) and (c) of this Section 6.2 have been satisfied.
6.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Mergers will be subject to the satisfaction or (to the extent permitted by applicable Law) written waiver (where permissible) at or prior to the First Effective Time of each of the following conditions:
(a) (i) The representations and warranties of Parent and Merger Subs contained in Section 4.1(a), Section 4.2 (other than the representations set forth in Section 4.2(a) and Section 4.2(b)), Section 4.9, Section 4.31 and Section 4.32 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct in all material respects as of such date or time), (ii) the representations and warranties of Parent and Merger Subs contained in Section 4.2(a), Section 4.2(b) and Section 4.11(b) shall be true and correct in all respects (except for de minimis deviations (other than the representations set forth in Section 4.11(b)) as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct in all respects (except for de minimis deviations (other than the representations set forth in Section 4.11(b)) as of such date or time), and (iii) all other representations and warranties of Parent and Merger Subs contained in this Agreement (without giving effect to any references to any Parent Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (other than any representation and warranty that is expressly made as of a specific date or time, which needs only be true and correct in all respects as of such date or time), except for such failures to be so true and correct that would not have a Parent Material Adverse Effect.
(b) Each of Parent and Merger Subs shall have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Closing.
(c) Since the date of this Agreement, there shall not have occurred a Parent Material Adverse Effect with respect to Parent that is continuing.
(d) The Company shall have received a certificate of Parent, executed by an executive officer of Parent, dated as of the Closing Date, certifying that the conditions set forth in subsections (a), (b) and (c) of this Section 6.3 have been satisfied.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
ARTICLE 7

TERMINATION
7.1 Termination.
(a) Mutual Consent Termination. This Agreement may be terminated by mutual written consent of Parent and the Company, by action taken or authorized by their respective boards of directors, at any time prior to the First Effective Time.
(b) Legal Restraint Termination. Each of the Company and Parent shall have the right to terminate this Agreement if any Legal Restraint has become final and nonappealable; provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any Party whose material breach of its agreements or covenants under this Agreement shall have materially contributed to such Legal Restraint.
(c) Parent Change of Recommendation Termination. Prior to the receipt of the Parent Stockholder Approval, the Company shall have the right to terminate this Agreement if the Parent Board or a committee thereof makes a Change of Recommendation (regardless of whether such Change of Recommendation was permitted under Section 5.4).
(d) Company Superior Proposal Termination. Prior to the receipt of the Company Stockholder Approval, the Company shall have the right to terminate this Agreement if (i) the Company Board has authorized the Company to terminate this Agreement under this Section 7.1(d) in response to a Superior Proposal in accordance with Section 5.4(e) and (ii) concurrently with such termination, a Superior Acquisition Agreement with respect to such Superior Proposal is duly executed and delivered by the Company and all other parties thereto; provided, however, that the Company shall not be entitled to terminate this Agreement under this Section 7.1(d), and no such purported termination shall have any effect, unless, prior to or concurrently with such termination, the Company pays Parent the Company Termination Fee under Section 7.2(b).
(e) Company Change of Recommendation Termination. Prior to the receipt of the Company Stockholder Approval, Parent shall have the right to terminate this Agreement if the Company Board or a committee thereof makes a Change of Recommendation (regardless of whether such Change of Recommendation was permitted under Section 5.4).
(f) Parent Superior Proposal Termination. Prior to the receipt of the Parent Stockholder Approval, Parent shall have the right to terminate this Agreement if (i) the Parent Board has authorized Parent to terminate this Agreement under this Section 7.1(f) in response to a Superior Proposal in accordance with Section 5.4(e) and (ii) concurrently with such termination, a Superior Acquisition Agreement with respect to such Superior Proposal is duly executed and delivered by Parent and all other parties thereto; provided, however, that Parent shall not be entitled to terminate this Agreement under this Section 7.1(f), and no such purported termination shall have any effect, unless, prior to or concurrently with such termination, Parent pays the Company the Parent Termination Fee under Section 7.2(e).
(g) Outside Date Termination. Each of Parent or the Company shall have the right to terminate this Agreement if the First Effective Time has not occurred prior to 5:00 p.m. on January 11, 2027 (as it may be extended, the “Outside Date”); provided, however, that the Outside Date shall be automatically extended to April 12, 2027, if the condition set forth in Section 6.1(c) (or Section 6.1(d), to the extent related to Section 6.1(c)) has not been satisfied or waived prior to 5:00 p.m. on the third (3rd) Business Day prior to the initial Outside Date (but all other conditions to Closing set forth in Section 6.1, Section 6.2 and Section 6.3 are satisfied or waived, other than those conditions that by their nature are to be satisfied at the Closing and are capable of being satisfied if the Closing Date were the initial Outside Date); provided, further, that the Outside Date shall be automatically extended to July 12, 2027 if the condition set forth in Section 6.1(c) (or Section 6.1(d), to the extent related to Section 6.1(c)) has not been satisfied or waived prior to 5:00 p.m. on the third (3rd) Business Day prior to the extended Outside Date (but all other conditions to Closing set forth in Section 6.1, Section 6.2 and Section 6.3 are satisfied or waived, other than those conditions that by their nature are to be satisfied at the Closing and are capable of being satisfied if the Closing Date were the Outside Date (as extended)); provided, further, that the Company and Parent may agree to further extend the Outside Date by mutual written agreement; and provided, further, that the right to terminate this Agreement under this Section 7.1(g) shall not be available to any Party whose material breach of its agreements or covenants under this Agreement shall have materially contributed to the failure to consummate the Mergers prior to 5:00 p.m. on the Outside Date; provided, further, that in the event of a

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Government Shutdown that occurs prior to 5:00 p.m. on the Outside Date, at a time when the condition set forth in Section 6.1(c) has not been satisfied, the Outside Date shall be automatically extended by one calendar day for each calendar day that such Government Shutdown lasts (such extension as a result of one or more Government Shutdowns not to exceed ninety (90) days in the aggregate).
(h) Company Breach Termination. Parent shall have the right to terminate this Agreement if (i) any of the representations or warranties of the Company contained in this Agreement is not, or fails after the date hereof to be, true and correct or there is a breach of any covenant or agreement of the Company contained in this Agreement, in any case, such that any condition in Section 6.2(a) or Section 6.2(b) would not be satisfied (assuming that, in the case of any representation or warranty that fails after the date hereof to be true and correct, the Closing Date is the date such representation or warranty ceased to be true and correct, as applicable), (ii) Parent has delivered to the Company written notice of such failure or breach and its intention to terminate this Agreement pursuant to this Section 7.1(h) and (iii) either such failure or breach is not capable of cure or, if curable, has not been cured prior to the earlier of (A) the Outside Date and (B) the thirtieth (30th) day following the delivery of such written notice to the Company; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 7.1(h) if there is a failure to be true and correct of any representation or warranty of Parent or Merger Subs contained in this Agreement or any breach of any covenant or agreement of Parent or Merger Subs contained in this Agreement, in any case, such that any condition in Section 6.3(a) or Section 6.3(b) would not be satisfied (assuming that, in the case of any representation or warranty that fails after the date hereof to be true and correct, the Closing Date is the date such representation or warranty ceased to be true and correct, as applicable).
(i) Parent Breach Termination. The Company shall have the right to terminate this Agreement if (i) any of the representations or warranties of Parent and Mergers Subs contained in this Agreement is not, or fails after the date hereof to be, true and correct or there is a breach of any covenant or agreement of Parent or Merger Subs contained in this Agreement, in any case, such that any condition in Section 6.3(a) or Section 6.3(b) would not be satisfied (assuming that, in the case of any representation or warranty that fails after the date hereof to be true and correct, the Closing Date is the date such representation or warranty ceased to be true and correct, as applicable), (ii) the Company has delivered to Parent written notice of such failure or breach and its intention to terminate this Agreement pursuant to this Section 7.1(i) and (iii) either such failure or breach is not capable of cure or, if curable, has not been cured prior to the earlier of (A) the Outside Date and (B) the thirtieth (30th) day following the delivery of such written notice to Parent; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 7.1(i) if there is a failure to be true and correct of any representation or warranty of the Company contained in this Agreement or any breach of any covenant or agreement of the Company contained in this Agreement, in any case, such that any condition in Section 6.2(a) or Section 6.2(b) would not be satisfied (assuming that, in the case of any representation or warranty that fails after the date hereof to be true and correct, the Closing Date is the date such representation or warranty ceased to be true and correct, as applicable).
(j) Vote Failure Termination. Each of Parent or the Company shall have the right to terminate this Agreement if (i) the Company Required Vote shall not have been obtained at the Company Stockholder Meeting (including at any adjournment or postponement thereof) duly convened and concluded at which a vote on the adoption hereof was taken; or (ii) the Parent Required Vote shall not have been obtained at the Parent Stockholder Meeting (including at any adjournment or postponement thereof) duly convened and concluded at which a vote on the approval of the Parent Share Issuance was taken.
7.2 Manner and Effect of Termination; Termination Fees.
(a) This Agreement may be terminated only pursuant to Section 7.1. In order to terminate this Agreement pursuant to Section 7.1 (other than Section 7.1(a)), the Party desiring to terminate this Agreement shall deliver written notice of such termination to the other Parties, specifying the subsection of Section 7.1 under which such termination is effected. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement will immediately become void and of no effect, and there will be no liability or obligation on the part of Parent, Merger Subs or the Company or their respective Affiliates, officers, managers, directors or Representatives except (i) the Confidentiality Agreement and Section 5.7, Section 5.17(d), Section 5.17(e), this Section 7.2 and Article 8 shall remain in effect and (ii) subject to Section 7.2(i), nothing herein shall relieve any Party from any liability to another Party for fraud or the Intentional Breach by such first Party prior to the date of such termination, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or equity.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(b) Company Termination Fee. Notwithstanding any provision in this Agreement to the contrary, in the event that (i) this Agreement is terminated by Parent under Section 7.1(e) (Company Change of Recommendation Termination), (ii) this Agreement is terminated by the Company under Section 7.1(d) (Company Superior Proposal Termination) or (iii) this Agreement is terminated by Parent or the Company under Section 7.1(j) (Vote Failure Termination) and, at the time of such termination, Parent would have been entitled to terminate this Agreement under Section 7.1(e) (Company Change of Recommendation Termination), then, in each case, the Company shall pay the Company Termination Fee to Parent, such payment to be made (1) no later than three (3) Business Days after the date of such termination for a termination contemplated by the foregoing clauses (i) or (iii) and (2) prior to or concurrently with such termination for a termination contemplated by the foregoing clause (ii).
(c) Payment of Parent Expenses. Notwithstanding any provision in this Agreement to the contrary, the Company shall pay to Parent the Parent Expenses if the Company or Parent terminates this Agreement under Section 7.1(j)(i) (Company Vote Failure Termination) and, at the time of such termination, Parent would not have been entitled to terminate this Agreement under Section 7.1(e) (Company Change of Recommendation Termination), no later than two (2) Business Days after the date on which Parent delivers to the Company a written invoice for the Parent Expenses.
(d) Company Tail Fee. The Company shall pay to Parent an amount in cash equal to the difference of the Company Termination Fee, minus the amount of any Parent Expenses previously paid under Section 7.2(c) (the “Company Tail Fee” and, each of the Company Tail Fee and the Company Termination Fee, a “Company Fee”), if (i) (A) the Company or Parent terminates this Agreement under Section 7.1(j)(i) (Company Vote Failure Termination) and, at the time of such termination, Parent would not have been entitled to terminate this Agreement under Section 7.1(e) (Company Change of Recommendation Termination) or (B) Parent terminates this Agreement under Section 7.1(h) (Company Breach Termination) only with respect to a breach of Section 5.4, (ii) prior to the date of the Company Stockholder Meeting, any Acquisition Proposal is made known to the Company Board or publicly announced by the Person making such Acquisition Proposal and not withdrawn (either privately or, in the case of a public Acquisition Proposal, publicly) on or prior to the date that is ten (10) Business Days prior to the date of the Company Stockholder Meeting and (iii) within nine (9) months after the date of such termination, the Company enters into an Alternative Acquisition Agreement for, or consummates, such Acquisition Proposal, and such Alternative Acquisition Agreement is ultimately consummated; provided that, for purposes of this Section 7.2(d), the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.” If owed under this Section 7.2(d), the Company shall pay to Parent the Company Tail Fee prior to or concurrently with the consummation of such Alternative Acquisition Agreement.
(e) Parent Termination Fee. Notwithstanding any provision in this Agreement to the contrary, in the event that (i) this Agreement is terminated by the Company under Section 7.1(c) (Parent Change of Recommendation Termination), (ii) this Agreement is terminated by Parent under Section 7.1(f) (Parent Superior Proposal Termination), (iii) the Company or Parent terminates this Agreement under Section 7.1(j) (Vote Failure Termination) and, at the time of such termination, the Company would have been entitled to terminate this Agreement under Section 7.1(c) (Parent Change of Recommendation Termination), or (iv) this Agreement is terminated under (A) Section 7.1(b) (Legal Restraint Termination), only as the result of a Legal Restraint issued or granted in respect of the Mergers by a Governmental Entity in connection with the matters set forth in Section 6.1(c)(i), or (B) Section 7.1(g) (Outside Date Termination), and at the time of any such termination under Section 7.1(b) (Legal Restraint Termination) or Section 7.1(g) (Outside Date Termination), (x) one or more of the conditions set forth in Section 6.1(c)(i) or Section 6.1(d) (to the extent related to the matters set forth in Section 6.1(c)(i)) has not been satisfied or waived and (y) all other conditions to Closing set forth in Section 6.1 and Section 6.2 have been satisfied or waived, other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions are then capable of being satisfied assuming the Closing Date was the date of such termination), then, in each case, Parent shall pay the applicable Parent Termination Fee to the Company, such payment to be made (1) no later than three (3) Business Days after the date of such termination for a termination contemplated by the foregoing clauses (i), (iii) or (iv) and (2) prior to or concurrently with such termination for a termination contemplated by the foregoing clause (ii). Promptly (and in any event no later than two (2) Business Days) following a termination pursuant to the foregoing clause (iv), the Company shall irrevocably elect in writing to accept or decline the Parent Termination Fee (the “Company Election”); provided

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
that, in the event that the Company does not deliver a Company Election within two (2) Business Days following such termination, the Company shall be deemed to have irrevocably elected to accept the Parent Termination Fee. If the Company has declined the Parent Termination Fee, the Company Election shall constitute an irrevocable waiver of the Parent Termination Fee.
(f) Payment of Company Expenses. Notwithstanding any provision in this Agreement to the contrary, Parent shall pay to the Company the Company Expenses if the Company or Parent terminates this Agreement under Section 7.1(j)(ii) (Parent Vote Failure Termination) and, at the time of such termination, the Company would not have been entitled to terminate this Agreement under Section 7.1(c) (Parent Change of Recommendation Termination), no later than two (2) Business Days after the date on which the Company delivers to Parent a written invoice for the Company Expenses.
(g) Parent Tail Fee. Parent shall pay to the Company an amount in cash equal to the difference of the Parent Termination Fee, minus the amount of any the Company Expenses previously paid under Section 7.2(f) (the “Parent Tail Fee” and, each of the Parent Tail Fee and the Parent Termination Fee, a “Parent Fee”), if (i) (A) the Company or Parent terminates this Agreement under Section 7.1(j)(ii) (Parent Vote Failure Termination) and, at the time of such termination, the Company would not have been entitled to terminate this Agreement under Section 7.1(c) (Parent Change of Recommendation Termination) or (B) the Company terminates this Agreement under Section 7.1(i) (Parent Breach Termination) only with respect to a breach of Section 5.4, (ii) prior to the date of the Parent Stockholder Meeting, any Acquisition Proposal is made known to the Parent Board or publicly announced by the Person making such Acquisition Proposal and not withdrawn (either privately, or, in the case of a public Acquisition Proposal, publicly) on or prior to the date that is ten (10) Business Days prior to the date of the Parent Stockholder Meeting, and (iii) within nine (9) months after the date of such termination, Parent enters into an Alternative Acquisition Agreement for, or consummates, such Acquisition Proposal; provided that, for purposes of this Section 7.2(g), the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.” If owed under this Section 7.2(g), Parent shall pay to the Company the Parent Tail Fee prior to or concurrently with the execution of such Alternative Acquisition Agreement.
(h) General. In no event shall the Company or Parent be required to pay any Company Fee or Parent Fee, as applicable, to the other Party on more than one occasion. All payments under this Section 7.2 will be made by wire transfer of immediately available funds to the account designated by Parent or the Company, as applicable, on Section 7.2(h) of the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable (unless Parent or the Company, as applicable, delivers alternative wiring instructions to the other Party prior to the date when such payment is required to be made). Each of the Company, Parent and Merger Subs acknowledges that (i) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent, Merger Subs and the Company would not enter into this Agreement and (iii) the Company Fees or Parent Fees, as applicable, are not a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent and Merger Subs or the Company, as applicable, in the circumstances in which any such Company Fee or Parent Fee is payable. Accordingly, if Parent or the Company fails to promptly pay any amounts due pursuant to this Section 7.2 and, in order to obtain such payment, the other Party commences a suit that results in a judgment against Parent or the Company, as applicable, for the amounts set forth in this Section 7.2, Parent or the Company, as applicable, shall pay to the other Party interest on the amounts due pursuant to this Section 7.2 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made as well as the other party’s reasonable out-of-pocket costs and expenses (including reasonable out-of-pocket attorneys’ fees and expenses in connection with such suit.
(i) Sole Recourse. Notwithstanding anything in this Agreement to the contrary, in the event that a Company Fee or Parent Fee is paid or payable pursuant to this Section 7.2 (unless the Company has made a Company Election to decline the Parent Termination Fee payable pursuant to Section 7.2(e)(iv)), and subject to the parties’ right to specifically enforce the terms of this Agreement pursuant to Section 8.13 prior to the valid termination of this Agreement, (i) Parent’s or the Company’s right to receive payment of such Company Fee or Parent Fee, as applicable, together with any amounts owed thereto under Section 7.2(h), shall be the sole and exclusive remedy of such Party and its Affiliates and Representatives against the other Party and its Affiliates and Representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby, and (ii) upon payment of such amounts, neither the Company nor Parent, as applicable, nor any of its Affiliates or

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Representatives shall have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise.
ARTICLE 8

GENERAL PROVISIONS
8.1 Amendment. This Agreement may be amended, changed and supplemented in any and all respects, whether before or after obtaining the Company Stockholder Approval or the Parent Stockholder Approval, only by the written agreement of the Parties; provided, however, that after receipt of the Company Stockholder Approval or Parent Stockholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the holders of the Company Common Stock or the holders of the Parent Common Stock, as applicable, without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed by the Parties.
8.2 Waiver. At any time prior to the First Effective Time, Parent and Merger Subs, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breaches of the other Party and (c) waive compliance by the other Party with any of the agreements or conditions contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
8.3 No Other Representations or Warranties; Non-Survival of Representations and Warranties.
(a) Except for the representations and warranties in Article 3, each of Parent and Merger Subs acknowledges and agrees that (i) none of the Company or any of its Affiliates or Representatives makes, or has made, any other express or implied representation or warranty in connection with or related to the transactions contemplated hereby, and (ii) each of Parent and Merger Subs has relied solely upon such representations and warranties and its own independent investigation, and has not relied on, or been induced by, any representation, warranty or other statement of the Company or any of its Affiliates or Representatives, in making their respective determination to enter into this Agreement and proceed with the transactions contemplated hereby. Nothing herein, including this Section 8.3(a), shall eliminate or limit Parent’s or Merger Subs’ available remedies for any fraud committed by the Company or any of its Affiliates or Representatives.
(b) Except for the representations and warranties in Article 4, the Company acknowledges and agrees that (i) none of Parent, Merger Subs or any of their respective Affiliates or Representatives makes, or has made, any other express or implied representation or warranty in connection with or related to the transactions contemplated hereby, and (ii) the Company has relied solely upon such representations and warranties and its own independent investigation, and has not relied on, or been induced by, any representation, warranty or other statement of Parent, Merger Subs or any of their respective Representatives, in making its determination to enter into this Agreement and proceed with the transactions contemplated hereby. Nothing herein, including this Section 8.3(b), shall eliminate or limit the Company’s available remedies for any fraud committed by Parent or Merger Subs or any of their respective Representatives.
(c) None of the representations and warranties herein or in any schedule, instrument or other document delivered hereunder shall survive the First Effective Time.
(d) This Section 8.3 will not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Closing.
8.4 Fees and Expenses. All fees and expenses incurred in connection with the preparation, negotiation and performance of this Agreement and the consummation of the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses, whether or not the Mergers are consummated, except that each of Parent and the Company shall be responsible for 50% of (a) the filing fee under the HSR Act and any fees for Filings with respect to the Other Competition Approvals, (b) the filing or registration fees payable in connection with the filing of the

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Registration Statement with the SEC and (c) the fees and expenses incurred by Parent or the Company in connection with printing and mailing the Registration Statement and the Joint Proxy Statement/Prospectus as contemplated by Section 5.5 (except for the fees and expenses payable to the Parties’ respective outside counsel).
8.5 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement will be in writing and will be deemed to have been duly given (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (iii) immediately upon delivery by hand or by email transmission, in each case to the intended recipient as set forth below (provided that there is no automated return email from the recipient stating that the email address is no longer valid or active):

If to Parent or Merger Subs, addressed to it at:

Allegiant Travel Company
1201 North Town Center Drive
Las Vegas, Nevada 89144
Attention: Robert J. Neal; Robert B. Goldberg
Email: [***]

with a copy to (for information purposes only):

Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, NW
Washington, DC 20005
Attention: Richard Oliver; Micah Kegley
Email: richard.oliver@skadden.com; micah.kegley@skadden.com

If to the Company, addressed to it at:

Sun Country Airlines Holdings, Inc.
2005 Cargo Road
Minneapolis, MN 55450
Attention: Jude Bricker; Rose Neale
Email: [***]

with a copy to (for information purposes only):

Milbank LLP
55 Hudson Yards
New York, New York 10001-2163
Attention: Iliana Ongun; Scott Golenbock
Email iongun@milbank.com; sgolenbock@milbank.com

8.6 Definitions.
(a) As used herein, each of the following underlined and capitalized terms has the meaning specified in this Section 8.6(a):
“Acceptable Confidentiality Agreement” means an executed confidentiality agreement that (i) does not contain any provision prohibiting or otherwise restricting the Company from complying with any of its obligations hereunder (including making any of the disclosures required to be made by Section 5.4 or any other provision of this Agreement) and (ii) contains provisions that are no more favorable in any material respect to the counterparty than those contained in the Confidentiality Agreement; provided that such agreement need not include any “standstill” or similar restriction; provided, further, that any confidentiality agreement entered into prior to the date of this Agreement and that is in effect on the date hereof shall be deemed to be an Acceptable Confidentiality Agreement.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
“Acquisition Financing Related Parties” means the Acquisition Financing Sources, their respective Affiliates and the respective partners, managers, members, trustees, officers, directors, employees, controlling persons, agents and other Representatives of any of the foregoing, and their respective successors and permitted assigns.
“Acquisition Financing Sources” means any Persons (other than the Parent or Merger Subs) that have entered into agreements in connection with any Acquisition Financing, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto together with their Affiliates, officers, directors, employees and representatives involved in any Acquisition Financing and their successors and assigns.
“Acquisition Proposal” means, with respect to the Restricted Party, any offer or proposal from any Person (other than a Party) concerning any, in a single transaction or series of related transactions, direct or indirect, (i) merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or similar transaction involving (A) the Restricted Party or (B) any of its Subsidiaries, in each case that would result in any Person or group (or the stockholders of any Person or group) beneficially owning, directly or indirectly, more than 15% of the voting power of the Restricted Party or 15% of the voting power of the surviving entity in a merger involving the Restricted Party or the resulting direct or indirect parent of the Restricted Party or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power), (ii) sale, lease, exchange, transfer, license or other disposition of assets of the Restricted party or its Subsidiaries representing 15% or more of the consolidated assets of the Restricted Party (whether based on the fair market value, revenue generation or net income), (iii) issuance or sale by the Restricted Party or its Subsidiaries of Equity Interests representing, convertible into or exchangeable for 15% or more of the voting power of the Restricted Party, (iv) transaction in which any Person will acquire beneficial ownership or the right to acquire beneficial ownership or any group has been formed which beneficially owns or has the right to acquire beneficial ownership of, Equity Interests representing 15% or more of the voting power of the Restricted Party, (v) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any Person (or the stockholders of any Person) beneficially owning 15% or more of the voting power of the Restricted Party, or (vi) any combination of the foregoing (in each case, other than the Mergers).
“Affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.
“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.
“Blue Sky Laws” means any state securities, “blue sky” or takeover law.
“Business Day” means any day (other than Saturday or Sunday) on which the SEC or commercial banks banking in the County of New York, New York, are not required or permitted by Law to close.
“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.).
“Code” means the Internal Revenue Code of 1986.
“Company Benefit Plans” means, other than Foreign Benefit Plans and “multiemployer plans” (as defined in Section 3(37) of ERISA), all material “employee benefit plans” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and all material bonus, stock option, stock purchase, stock appreciation rights, restricted stock, stock-based or other equity-based, incentive, profit-sharing, deferred compensation, vacation, insurance, medical, welfare, fringe, retirement, retiree medical or life insurance, supplemental retirement, severance, termination or change in control or other benefit plans, programs or arrangements, and all material employment, consulting, termination, severance or other contracts or agreements, whether or not in writing and whether or not funded, to which a member of the Company Group is a party, with respect to which any member of the Company Group has any obligation or which are maintained, contributed to or sponsored by any member of the Company Group for the benefit of any current or former employee, officer, director or consultant of any member of the Company Group.
“Company Business” means the business conducted by the Company and its Subsidiaries.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
“Company Credit Agreement” means, collectively, that certain Credit and Guaranty Agreement dated as of March 24, 2025, by and among Sun Country, Inc., Sun Country Airlines Holdings, Inc., the lenders party thereto and UMB Bank, N.A., MUFG Bank, Ltd. and Sumitomo Mitsui Banking Corporation.
“Company Equity Award” means a Company RSU Award, Company PRSU Award, Company Option or any other equity award granted under a Company Equity Award Plan.
“Company Equity Award Plans” means the Company’s Equity Incentive Plan as amended and restated on July 1, 2019, and the Company’s 2021 Omnibus Incentive Plan.
“Company Expenses” means all documented out-of-pocket fees and expenses incurred or paid by or on behalf of the Company and its Affiliates in connection with this Agreement and the transactions contemplated hereby, including, in each case, all documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accounting firms, outside experts and consultants; provided that the aggregate amount of Company Expenses shall not exceed $11,000,000.
“Company Group” means the Company and each Subsidiary of the Company.
“Company IT Assets” means any and all computers, computer software, applications (including web and mobile applications), firmware, middleware, servers, workstations, devices, digital storage media, routers, hubs, switches, networks, data communications lines and all other information technology equipment, and all associated documentation, owned or used by (or used on behalf of), or licensed or leased to, the Company Group (excluding, in each case, any public networks).
“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.
“Company Option” means each option to acquire a share of Company Common Stock granted pursuant to a Company Equity Award.
“Company Registered IP” means all Intellectual Property Rights included in the Company Owned Intellectual Property that are registered, filed, or issued under the authority of any Governmental Entity or domain name registrar, including all patents, registered copyrights, registered Trademarks and domain names and all applications for any of the foregoing.
“Company Termination Fee” means an amount, in cash, equal to $33,020,000.
“Company Warrant” means that certain Warrant to Purchase Shares, dated as of December 13, 2019, by and between Amazon.com NV Investment Holdings LLC and SCA Acquisition Holdings, LLC, as may be amended from time to time.
“Compensation Committee” means the compensation committee of the Company Board.
“Competition Law” means any domestic or foreign antitrust, competition and merger control law or regulation that is applicable to the transactions contemplated by this Agreement.
“Contracts” means any legally binding contract, agreement, indenture, note, bond, license, lease or any other legally binding commitment, plan or arrangement, whether oral or written (in each case, excluding purchase orders).
“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or credit arrangement or otherwise.
“Environmental Laws” means any and all Laws that (i) regulate or relate to the protection or clean-up of the environment, the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the health and safety of Persons or property, including protection of the health and safety of employees or (ii) impose liability or responsibility with respect to any of the foregoing, including CERCLA, or any other law of similar effect.
“Environmental Permits” means any Permit required under any applicable Environmental Law.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
“Equity Interest” means any (i) share, capital stock, partnership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor or (ii) other interest or participation (including phantom shares, units or interests or stock appreciation rights) in such Person that confers on the holder thereof the right to receive a share of the profits and losses of, or distribution of assets of, such Person or a payment from such Person based on or resulting from the value or price of any of the interests in the foregoing clause (i).
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.
“Federal Aviation Act” means Subtitle VII of Title 49 of the U.S. Code.
“Financing Sources” means any Persons that have entered into agreements in connection with any Debt Financing, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto together with their Affiliates, officers, directors, employees and representatives involved in any Debt Financing and their successors and assigns.
“Foreign Benefit Plans” means material benefit plans that are comparable to Company Benefit Plans that are maintained for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries who is located primarily in a country other than the United States or their dependents or that are subject to the laws of any jurisdictions other than the United States, excluding any benefit plan mandated or pursuant to which the Company or its Subsidiaries is required to contribute, in either case, under applicable Law.
“Foreign Parent Benefit Plans” means material benefit plans that are comparable to Parent Benefit Plans that are maintained for the benefit of any current or former employee, officer or director of a member of the Parent Group who is located primarily in a country other than the United States or their dependents or that are subject to the laws of any jurisdictions other than the United States, excluding any benefit plan mandated or pursuant to which a member of the Parent Group is required to contribute, in either case, under applicable Law.
“GAAP” means generally accepted accounting principles, consistently applied, in the United States.
“Government Shutdown” means any shutdown resulting from the lack of Congressional budget appropriations, after the date of this Agreement, of certain United States federal government services provided by any Governmental Entity to review the transactions contemplated by this Agreement under the HSR Act or the Federal Aviation Act or under any regulation, rule, order, notice or policy of the FAA, the DOT and the DHS, including the TSA.
“Governmental Entity” means any national, federal, state, county municipal, local or foreign government, or other political subdivision thereof, any multinational organization or authority, any authority, agency, commission, or any entity exercising executive, legislative, judicial, regulatory, police, taxing or administrative functions, power or authority of or pertaining to government.
“group” has the meaning ascribed to in the Exchange Act, except where the context otherwise requires.
“Hazardous Substances” means any substance that is regulated or defined as a pollutant, toxic, infectious, hazardous, whether solid, liquid or gas, under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Indebtedness” means, for any Person, (i) the aggregate indebtedness for borrowed money, including any accrued interest, fees and cost or penalty associated with prepaying such indebtedness and any such obligations evidenced by bonds, debentures, notes, pass-through trust certificates or similar obligations, (ii) obligations under any deferred purchase price arrangements, (iii) lease obligations that are or should be classified as a balance sheet liability in accordance with GAAP, (iv) obligations under any sale and leaseback transaction, synthetic lease or tax ownership operating lease transaction (whether or not recorded on the balance sheet), (v) obligations related to hedging, swaps or similar arrangements, (vi) obligations related to

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
the face amount of all letters of credit, bankers’ acceptances and similar obligations issued for the account of such Person, (vii) any securities or other equity instruments that under the body of accounting principles applicable to such Person are characterized as debt, (viii) all guarantee obligations of such Person for obligations of the kind referred to in the foregoing clauses (i)–(vii) and (ix) all obligations of the kind referred to in the foregoing clauses (i)–(viii) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any security interest on property (including accounts and contract rights) of such Person, whether or not such Person has assumed or become liable for the payment of such obligation, in each case, owed by such Person.
“Intellectual Property Rights” means any and all intellectual property rights of every kind in any and all jurisdictions throughout the world, including all (i) patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications, (ii) trademarks, service marks, trade dress, livery, logos, trade names, social media identifiers and handles, corporate names, and similar designations of source or origin, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof (collectively, “Trademarks”), (iii) copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (iv) rights in data, databases and data collections (including knowledge databases, customer lists and customer databases), (v) Trade Secrets, (vi) URL and Internet domain name registrations and (vii) any and all other similar intellectual property and proprietary rights whether now known or hereafter recognized, in each case of (i)–(vii) whether registered or unregistered, and any applications for registration therefor.
“Intentional Breach” means (a) with respect to any covenant, representation, warranty or other agreement set forth in this Agreement, a material breach that is a consequence of an act or failure to act undertaken or omitted to be taken by the breaching Party with the actual knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, cause, or constitute a breach of the relevant covenant, representation, warranty or other agreement and (b) the failure to effect the Closing when required pursuant to the terms of this Agreement.
“Intervening Event” means, with respect to a Restricted Party, any material Effect that was (i) not actually known or reasonably foreseeable by the Restricted Party Board as of the date of this Agreement or (ii) known to the Restricted Party Board as of the date of this Agreement, but the consequences of which were not known or reasonably foreseeable and, in either such case, becomes known to the Restricted Party Board after the date of this Agreement and prior to the Restricted Party Stockholder Approval; provided, however, that in no event shall any Effect resulting from or relating to any of the following constitute an Intervening Event or be taken into account in determining whether an Intervening Event has occurred: (A) any Acquisition Proposal or any Inquiry, (B) any matter contemplated by Section 5.6, including any noncompliance with Section 5.6 or any consequence thereof, (C) any matter contemplated by clauses (ii)(A)–(D) of the definition of Material Adverse Effect and (D) the Restricted Party meeting or exceeding any internal or published (including analyst) projections, expectations, forecasts or predictions in respect of the Restricted Party’s revenue, earnings or other financial performance or results of operations (it being understood that the underlying facts and circumstances giving rise to such event may be deemed to constitute, and may be taken into consideration in determining whether there has been, an Intervening Event to the extent not otherwise excluded by clauses (A), (B) and (C) of this definition) and (E) any change in the market price or trading volume, or the improvement in rating, of the Restricted Party’s securities (it being understood that the underlying facts and circumstances giving rise to such event may be deemed to constitute, and may be taken into consideration into determining whether there has been, an Intervening Event to the extent not otherwise excluded by clauses (A), (B), (C) and (D) of this definition).
“IRS” means the United States Internal Revenue Service or any successor agency.
“Joint Proxy Statement/Prospectus” means the joint proxy statement/prospectus (including any amendment or supplement thereto) to be filed with the SEC as part of the Registration Statement relating to the matters to be submitted to Company stockholders for approval at the Company Stockholder Meeting and Parent stockholders for approval at the Parent Stockholder Meeting.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
“knowledge” means (i) with respect to the Company, the actual knowledge after due inquiry of each of the individuals set forth on Section 8.6(a)(i) of the Company Disclosure Schedule, and (ii) with respect to Parent and Merger Subs, the actual knowledge after due inquiry of each of the individuals set forth on Section 8.6(a)(i) of the Parent Disclosure Schedule.
“Law” means any federal, state, local or foreign law, statute, code, constitution, treaty, ordinance, rule, regulation, Order, judgment, writ, stipulation, award, injunction, court decisions or rule of common law, decree or arbitration award or finding.
“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, restriction, charge, option, lease, license, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Material Adverse Effect” means, with respect to any Person, any event, change, effect, development, condition, circumstance or occurrence (each, an “Effect”) that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or will be, a Material Adverse Effect: (A) any development in general economic conditions, or in securities, credit or financial markets, including changes in interest rates, credit ratings or exchange rates, in the United States or any other country or region in the world or any industry-wide development generally affecting airline companies; (B) any change in GAAP or any change in applicable Laws applicable to the operation of the business of such Person (or the interpretation or enforcement of any of the foregoing); (C) except with respect to the matter set forth in Section 8.6(a)(ii) of the Company Disclosure Schedule, any change resulting from the execution, delivery, performance or existence of this Agreement or the announcement, consummation or pendency of the transactions contemplated by this Agreement, including the Mergers (it being understood that this clause (C) shall not apply to any representation, warranty, covenant or agreement of such Person herein that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby); (D) acts of war, outbreak or escalation of hostilities, terrorism or sabotage, or other changes in geopolitical conditions, earthquakes, hurricanes, tsunamis, tornados, floods, mudslides, wild fires or other natural disasters, any epidemic, pandemic, outbreak of illness or other public health event and other similar events in the United States or any other country or region in the world in which such Person conducts business; (E) any failure by such Person to meet any internal or published (including analyst) projections, expectations, forecasts or predictions in respect of such Person’s revenue, earnings or other financial performance or results of operations (it being understood that the underlying facts and circumstances giving rise to such event may be deemed to constitute, and may be taken into consideration in determining whether there has been, a Material Adverse Effect); (F) the taking of any action expressly contemplated by this Agreement or at Parent’s or Merger Subs’ request or with Parent’s or Merger Subs’ consent (it being understood and agreed that this clause (F) shall not apply to the obligation of the Company Group or the Parent Group, as applicable, to use commercially reasonable efforts to act in the ordinary course of business pursuant to Section 5.1(a) or Section 5.2(a), as applicable, and in determining the satisfaction of the condition set forth in Section 6.2(b) or Section 6.3(b), as applicable, to the extent related to such obligations (subject, in each case, to the applicable materiality standards or qualifications contained in any such condition)); or (G) any change in the market price or trading volume, or the downgrade in rating, of such Person’s securities (it being understood that the underlying facts and circumstances giving rise to such event may be deemed to constitute, and may be taken into consideration into determining whether there has been, a Material Adverse Effect); provided, further, that the effects or changes set forth in the foregoing clauses (A), (B) and (D) shall be taken into account in determining whether there has occurred a Material Adverse Effect only to the extent such developments have, individually or in the aggregate, a disproportionate impact on such Person relative to other participants in the industry in which such Person operates, in which case only the incremental disproportionate impact may be taken into account.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
“Merger Consideration Closing Value” means (i) the Per Share Cash Consideration, plus (ii) the product of (A) the Merger Exchange Ratio, multiplied by (B) the Parent Measurement Price.
“Nasdaq” means the Nasdaq Stock Market LLC and any successor stock exchange.
“Net Option Share” means, with respect to a Company Stock Option, the quotient obtained by dividing (i) the product obtained by multiplying (A) the excess, if any, of the value of the Merger Consideration Closing Value over the exercise price per share of Company Common Stock subject to such Company Stock Option immediately prior to the First Effective Time by (B) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the First Effective Time by (ii) the Merger Consideration Closing Value.
“Parent 2014 Employee Stock Purchase Plan” means the Allegiant Travel Company 2014 Employee Stock Purchase Plan, as amended from time to time.
“Parent 2022 Long-Term Incentive Plan” means the Allegiant Travel Company 2022 Long-Term Incentive Plan, as amended from time to time.
“Parent Aircraft” means all aircraft owned or leased by any member of the Parent Group, in each case, as of the date of this Agreement.
“Parent Benefit Plans” means, other than Foreign Parent Benefit Plans and “multiemployer plans” (as defined in Section 3(37) of ERISA), all material “employee benefit plans” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and all material bonus, stock option, stock purchase, stock appreciation rights, restricted stock, stock-based or other equity-based, incentive, profit-sharing, deferred compensation, vacation, insurance, medical, welfare, fringe, retirement, retiree medical or life insurance, supplemental retirement, severance, termination or change in control or other benefit plans, programs or arrangements, and all material employment, consulting, termination, severance or other contracts or agreements, whether or not in writing and whether or not funded, to which a member of the Parent Group or is a party, with respect to which a member of the Parent Group has any obligation or which are maintained, contributed to or sponsored by a member of the Parent Group for the benefit of any current or former employee, officer, director or consultant of any member of the Parent Group.
“Parent Board” means the board of directors of Parent.
“Parent Business” means the business conducted by Parent and its Subsidiaries.
“Parent Common Stock” means the Common Stock of Parent, par value $0.001 per share.
“Parent Equity Award” means a Parent Option, Parent RSU Award, Parent Restricted Shares and any other equity award granted under any employee or director stock option, stock purchase or equity compensation plan, arrangement or agreement of Parent.
“Parent Expenses” means all documented out-of-pocket fees and expenses incurred or paid by or on behalf of Parent and its Affiliates in connection with this Agreement and the transactions contemplated hereby, including, in each case, all documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accounting firms, outside experts and consultants; provided that the aggregate amount of Parent Expenses shall not exceed $11,000,000.
“Parent Group” means Parent and each Subsidiary of Parent.
“Parent IT Assets” means any and all computers, computer software, applications (including web and mobile applications), firmware, middleware, servers, workstations, devices, digital storage media, routers, hubs, switches, networks, data communications lines and all other information technology equipment, and all associated documentation, owned or used by (or used on behalf of), or licensed or leased to, any member of the Parent Group (excluding, in each case, any public networks).
“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.
“Parent Measurement Price” means an amount equal to the volume weighted average price per share as reported by Bloomberg L.P. (or, if not reported therein, in another authoritative reporting source mutually selected

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
by Parent and the Company), rounded to four (4) decimal places (with amounts 0.00005 and above rounded up), of Parent Common Stock on Nasdaq for the three (3) consecutive trading day period that ends on (and includes) the penultimate trading day immediately prior to the Closing Date.
“Parent Options” means an option to purchase shares of Parent Common Stock.
“Parent Registered IP” means all Intellectual Property Rights included in the Parent Owned Intellectual Property that are registered, filed, or issued under the authority of any Governmental Entity or domain name registrar, including all patents, registered copyrights, registered Trademarks and domain names and all applications for any of the foregoing.
“Parent Restricted Shares” means each outstanding and issued share of Parent Common Stock that is subject to one or more vesting conditions.
“Parent Termination Fee” means an amount, in cash, equal to (a) $52,230,000 if payable pursuant to Section 7.2(e)(i), Section 7.2(e)(ii) or Section 7.2(e)(iii) and (b) $30,000,000 if payable pursuant to Section 7.2(e)(iv).
“Parent Warrants” means, collectively, the PSP Warrants and the PSP2 Warrants.
“Payoff Letter” means, with respect to the Company Credit Agreement, a customary payoff letters executed by the lenders or other creditors thereunder (or their duly authorized agent or representative), which states the aggregate amount of outstanding obligations of the Company and its Subsidiaries under the applicable Company Credit Agreement as of the date specified in such letter (together with a customary per diem for payment following such date) and the instructions for payment of the same to discharge such obligations, which letter shall also state that, upon receipt of payment of such amount (together with the per diem, to the extent applicable) in cash in immediately available funds, (i) all obligations and liabilities of the applicable Company and its Subsidiaries under the applicable Company Credit Agreement (other than those liabilities that expressly survive the termination thereof) shall be satisfied and all guarantees provided by, and all other agreements of, the Company and its Subsidiaries, as applicable, under the applicable Company Credit Agreement shall be terminated, and (ii) all Liens (if any) on the equity interests and assets of the Company and its Subsidiaries created in connection with such Company Credit Agreement (to the extent applicable, other than any cash collateral or other arrangements to backstop any letters of credit issued and outstanding thereunder that are not terminated at Closing) shall be released, and the Company and its Subsidiaries or Parent or any of its Affiliates are authorized to file such documents and instruments as are necessary to evidence such release.
“Permitted Liens” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or other encumbrances arising by operation of Law, (iii) zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Entity having jurisdiction over real property, (iv) all rights relating to the construction and maintenance in connection with any public utility of wires, poles, pipes, conduits and appurtenances thereto, on, under or above real property none of which (A) interfere, individually or in the aggregate, in any material respect with the present use of or occupancy of such real property, (B) have a material effect on the value or use of such real property or (C) would materially impair the ability to transfer such real property, (v) statutory Liens in favor of lessors arising in connection with any Company Leased Real Property or Parent Leased Real Property, (vi) Liens pursuant to the Company’s or Parent’s existing indebtedness, as the case may be and (vii) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business.
“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).
“Personal Information” means all information that identifies, could reasonably be used to identify, or is otherwise identifiable with an individual or individual’s device (i.e. device identifiers, IP address, MAC address, or other device identifier) and including any information combined with or associated with Personal Information or that could be used to contact or locate an individual (e.g. geolocation data). Personal Information includes such information in any form, including paper, electronic, and other forms.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
“Privacy Laws” means all applicable Laws as amended, consolidated, re-enacted or replaced from time to time, relating to the privacy, security, or Processing of Personal Information, data breach notification, website and mobile application privacy policies and practices, and email, text message or telephone communications, including the Federal Trade Commission Act; the Children’s Online Privacy Protection Act; the Telemarketing Consumer Protection Act; the CAN-SPAM Act; and California Consumer Privacy Act of 2018.
“Processing” means to perform any operation or set of operations upon data, whether manually or by automatic means, including blocking, erasing, destroying, collecting, compiling, combining, analyzing, enhancing, enriching, recording, sorting, organizing, structuring, accessing, storing, processing, adapting, retaining, retrieving, consulting, using, transferring, aligning, cleaning, transmitting, disclosing, altering, distributing, disseminating, or otherwise making available data.
“PSP Warrant Agreement” means that certain Warrant Agreement, dated as of April 20, 2020, by and between Parent and the U.S. Department of the Treasury, as may be amended from time to time.
“PSP Warrants” means those certain warrants to purchase shares of Parent Common Stock pursuant to the PSP Warrant Agreement.
“PSP2 Warrant Agreement” means that certain Warrant Agreement, dated as of January 15, 2021, by and between Parent and the U.S. Department of the Treasury, as may be amended from time to time.
“PSP2 Warrants” means those certain warrants to purchase shares of Parent Common Stock pursuant to the PSP2 Warrant Agreement.
“Qualifying Amendment” shall mean an amendment or supplement to the Joint Proxy Statement/Prospectus relating to the Company or the Registration Statement (including by incorporation by reference) to the extent it contains (i) a Change of Recommendation, (ii) a statement of the reasons of the Company Board or Parent Board, as applicable, for making such Change of Recommendation and (iii) additional information reasonably related to the foregoing.
“Registration Statement” means the registration statement on Form S-4, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Parent under the Securities Act registering the shares of Parent Common Stock to be issued in connection with the Mergers.
“Securities Act” means the Securities Act of 1933.
“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity.
“Superior Proposal” means, with respect to a Restricted Party, a bona fide written Acquisition Proposal (except the references therein to “15%” will be replaced by “50%”) made by any Person after the date of this Agreement that the Restricted Party Board has determined, in good faith after consultation with its outside legal and financial advisors, would result in a transaction that, if consummated, is more favorable to the shareholders of the Restricted Party from a financial point of view than the transactions contemplated by this Agreement and that the Restricted Party Board has determined, in good faith after consultation with its outside legal and financial advisors, is reasonably capable of being consummated in accordance with the terms of such Acquisition Proposal, in each case, taking into account all financial, regulatory, financing, legal, conditionality, break-up fee and other aspects of such Acquisition Proposal.
“Tax Return” means any report, return (including information return), claim for refund, declaration or other information or filing filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.
“Taxes” means any and all taxes, duties, levies, or assessments of any kind (together with any and all interest, penalties and additions thereto) imposed by any Governmental Entity, including taxes or other similar charges on or with respect to income, franchises, windfall or other profits, gross receipts, property,

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
capital, sales, use, transfer, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, occupation, premium or net worth, and taxes or other similar charges in the nature of excise, withholding, ad valorem, value added, or estimated taxes, or custom duties.
“Trade Secrets” means trade secrets and other rights in know-how and confidential or proprietary information (including any business plans, designs, methodologies, models, technical data, customer data, algorithms, specifications, financial information, pricing and cost information, bills of material, or other similar information).
“Treasury” means the U.S. Department of the Treasury.
“Treasury Regulations” means regulations promulgated by the Treasury under the Code.
(b) In addition to the defined terms in Section 8.6(a), as used herein, each capitalized term listed below has the meaning specified in the Section opposite such term:

2026 Capex Budget	5.1(b)(x)
Acquisition Financing	5.17(a)
Acquisition Financing Related Proceeding	8.15(a)
Action	5.9(b)
Agreement	Preamble
AI Programs	3.17(h)
Alternative Acquisition Agreement	5.4(a)
Barclays Fairness Opinion	4.33
Book-Entry Shares	2.3(b)(ii)
CCPA	3.18(b)
Certificate of First Merger	1.2
Certificates	2.3(b)(i)
Certificates of Second Merger	1.2
Chancery Court	8.12(b)
Change of Recommendation	5.4(d)
Closing	1.2
Closing Date	1.2
Closing Year Bonus Programs	5.8(d)
Combined Company	5.6(b)
Common Use Agreements	3.24(c)
Company	Preamble
Company Aircraft	3.23(a)
Company Aircraft Finance Contract	3.23(e)
Company Aircraft Purchase Contract	3.23(d)
Company Airport	3.25
Company Board	Recitals
Company Board Recommendation	Recitals
Company Bylaws	3.1(b)
Company CBAs	3.13(d)
Company Charter	3.1(b)
Company Common Stock	2.1(a)(i)
Company Data Privacy Requirements	3.18(a)
Company Directors	5.15
Company Disclosure Schedule	Article 3
Company Engines	3.23(a)
Company Equity Award Census	3.12(l)
Company Fee	7.2(d)
Company Financial Statements	3.7(a)

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

Company Leased Real Property	3.21(a)
Company Licensed Intellectual Property	3.17(a)
Company Material Contract	3.14(a)
Company Option	2.5(a)
Company Owned Aircraft	3.23(f)
Company Owned Intellectual Property	3.17(a)
Company Permits	3.6(a)
Company PII Security Incident	3.18(c)
Company Preferred Stock	3.2(a)
Company PRSU Award	2.5(c)
Company Related Party Transaction	3.22
Company Representatives	5.3
Company Required Vote	3.28
Company RSU Award	2.5(b)
Company SEC Documents	3.7(a)
Company Slots	3.24(a)
Company Stockholder Approval	3.28
Company Stockholder Meeting	5.5(b)
Company Tail Fee	7.2(d)
Company Union Matters	3.13(d)
Competition Authorities	5.6(d)
Confidentiality Agreement	5.3
Consent	3.5
Continuing Employee	5.8(a)
Continuing Employees	5.8(a)
Converted Parent Option	2.5(a)
Credit Card Contract	3.14(a)(iv)
Debt Financing	5.17(a)
Delaware Certificate of Second Merger	1.2
DGCL	Recitals
DHS	3.5
Dissenting Shares	2.4
DOT	3.5
EDGAR	Article 3
Eligible Participants	5.8(d)
Enforceability Exceptions	3.3(a)
Exchange Act	3.5
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)
FAA	3.5
FCC	3.5
Filing	3.5
First Effective Time	1.2
First Merger	Recitals
Fractional Share Consideration	2.1(a)(ii)
Goldman	3.27
Goldman Fairness Opinion	3.27
HSR Clearance	6.1(c)
Indemnified Party	5.9(b)
Inquiry	5.4(a)
Intended Tax Treatment	Recitals

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

Legal Restraint	6.1(d)
Malicious Code	3.17(f)
Maximum Amount	5.9(c)
Merger Consideration	2.1(a)(i)
Merger Exchange Ratio	2.1(a)(i)
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Merger Sub Common Stock	2.1(b)
Merger Subs	Preamble
Mergers	Recitals
Nevada Certificate of Second Merger	1.2
NLLCA	Recitals
Non-Employee Holder	2.5(d)
Non-Employee Holder Consideration	2.5(d)
Non-Union Continuing Employee	5.8(a)
Non-Union Continuing Employees	5.8(a)
Order	3.15(b)
Outside Date	7.1(g)
Parent	Preamble
Parent Aircraft	4.23(a)
Parent Aircraft Finance Contract	4.23(c)
Parent Airport	4.25
Parent Board Recommendation	Recitals
Parent CBAs	4.13(d)
Parent Charter	4.1(b)
Parent Data Privacy Requirements	4.18(a)
Parent Disclosure Schedule	Article 4
Parent Fee	7.2(g)
Parent Financial Statements	4.7(a)
Parent Leased Real Property	4.21(a)
Parent Licensed Intellectual Property	4.17(a)
Parent Material Contract	4.14(a)
Parent Owned Aircraft	4.23(c)
Parent Owned Intellectual Property	4.17(a)
Parent Owned Real Property	4.21(a)
Parent Permits	4.6(a)
Parent PII Security Incident	4.18(c)
Parent Preferred Stock	4.2(a)
Parent PRSU Award	2.5(c)
Parent Related Party Transaction	4.22
Parent Representatives	5.3
Parent Required Vote	4.30
Parent RSU Award	2.5(b)
Parent SEC Documents	4.7(a)
Parent Service Providers	4.12(g)
Parent Share Issuance	Recitals
Parent Slots	4.24
Parent Stockholder Approval	4.30
Parent Stockholder Meeting	5.5(c)
Parent Tail Fee	7.2(g)
Parties	Preamble

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

PCI DSS	3.18(e)
Per Share Cash Consideration	2.1(a)(i)
Per Share Stock Consideration	2.1(a)(i)
Permits	3.6(a)
Pro Rata Bonuses	5.8(d)
Proceeding	3.15(a)
Protected Party	5.4(a)
Remedy	5.6(b)
Representatives	5.3
Restricted Party	5.4(a)
Restricted Party Board	5.4(a)
Restricted Party Board Recommendation	5.4(d)
Restricted Party Stockholder Approval	5.4(c)
Sarbanes-Oxley Act	3.7(a)
SEC	3.5
SEC Effective Date	5.5(b)
SEC Opinions	5.16(c)
Second Effective Time	1.2
Second Merger	Recitals
Section 16	5.12
Security Events	3.17(g)
Service Providers	3.12(h)
Share	2.1(a)(i)
Stockholder Litigation	5.14
Superior Acquisition Agreement	5.4(e)(i)
Surviving Corporation	1.1(a)
Surviving Entity	Recitals
Tax Opinion	5.16(c)
Tax Representation Letters	5.16(c)
TSA	3.5
Union Continuing Employee	5.8(a)
Union Continuing Employees	5.8(a)
WARN Act	3.13(a)

8.7 Headings. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.
8.8 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by reason of any rule of Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
8.9 Entire Agreement.
(a) This Agreement (together with the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof.
(b) This Agreement is for the sole benefit of the Parties and their permitted assigns, and nothing in this Agreement is intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder, except, from and after the First Effective Time, for (i) the right of the holders of Shares converted into

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
the right to receive the Merger Consideration in accordance with Article 2, (ii) Section 5.9 and Section 5.17(e) (which, from and after the First Effective Time, shall be for the benefit of the express beneficiaries thereof) and (iii) the limitations on liability of the Company’s and Parent’s respective officers, managers or directors and Representatives set forth in Section 5.9.
(c) Notwithstanding anything to the contrary in this Agreement, Parent and Merger Subs expressly acknowledge and agree that, from and after a termination of this Agreement, the Company shall have the right to pursue damages on behalf of its stockholders against Parent or Merger Subs for fraud or Intentional Breach (and only in the case of fraud or Intentional Breach) by Parent or Merger Subs, which damages may include the loss of the Merger Consideration (including, for the avoidance of doubt, damages based on the loss of the economic benefits of the Mergers, including the loss of the premium offered to each such holder, which damages the Company shall be entitled to retain); provided that, for the avoidance of doubt, no stockholder of the Company shall have the right to pursue any such damages.
8.10 Assignment. This Agreement will not be assigned by any Party by operation of Law or otherwise without the prior written consent of the other Parties, except that Parent and either Merger Sub may assign its rights, but not its obligations, hereunder to any Financing Source. This Agreement shall be binding on, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.
8.11 Mutual Drafting; Interpretation. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Except as otherwise expressly provided herein, any Law defined or referred to herein will refer to such Law as amended and the rules and regulations promulgated thereunder. Unless otherwise specifically provided for herein, the term “or” will not be deemed to be exclusive. Documents, materials and information are deemed to have been “made available” to (i) Parent and Merger Subs, if such documents, materials or information were available for review by such person and its Representatives through the electronic data room entitled “Brightside” which is hosted by Datasite in connection with the transactions contemplated hereby or disclosed in a Company SEC Document filed and publicly available and (ii) Company, if such documents, materials or information were available for review by such person and its Representatives through the electronic data room entitled “Project Brightside”, which is hosted by Venue in connection with the transactions contemplated hereby or disclosed in a Parent SEC Document filed and publicly available, in each case, as of the date hereof. The phrase “ordinary course of business” means an action taken, or omitted to be taken, by any Person in the ordinary course of such Person’s business consistent with past practice. References to “days” will mean “calendar days” unless expressly stated otherwise. References to a person are also to its successors and permitted assigns. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded, and if the last day of such period is not a Business Day, the period will end on the immediately following Business Day. No specific provision, representation or warranty will limit the applicability of a more general provision, representation or warranty. It is the intent of the Parties that each representation, warranty, covenant, condition and agreement contained in this Agreement will be given full, separate, and independent effect and that such provisions are cumulative. Unless the context otherwise acquires, any reference herein to “asset” or “assets” shall include tangible assets (including real property) and intangible assets (including Equity Interests, rights, and Intellectual Property Rights). Unless specified otherwise herein, any reference herein to a specific time shall be to such time in the North American Eastern Time Zone.
8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.
(a) This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except that matters relating to the fiduciary duties of the Parent Board and matters that are specifically required by the NLLCA in connection with the Second Merger shall be governed by the Laws of the State of Nevada.
(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (the “Chancery Court”), or, if the Chancery Court lacks subject matter jurisdiction of the action or proceeding, any Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the Parties agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.
(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).
8.13 Counterparts. This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.
8.14 Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including any Party failing to take such actions as are required of it hereunder in order to consummate the transactions contemplated by this Agreement). Each Party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach or threatened breach. Each Party agrees that the provisions of Section 7.2 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Subs, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance or other equitable relief. The pursuit of specific enforcement or other equitable remedy by any Party will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled at any time, subject to the limitations or remedies set forth in this Agreement. Each of the Company, on the one hand, and Parent and Merger Subs, on the other hand, hereby

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
agrees not to raise any objection to the availability of the equitable remedy of specific performance in accordance with and subject to the limitations set forth in this Agreement or to specifically enforce the terms and provisions of this Agreement on the basis that there is adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or in equity. Each Party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.14, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each Party further agrees that by seeking the remedies provided for in this Section 8.14, a Party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a Party under this Agreement, and nothing set forth in this Section 8.14 shall require any Party to institute any Proceeding for (or limit any Party’s rights to institute any proceeding for) specific performance under this Section 8.14 prior to or as a condition to exercising any termination right under Article 7, nor shall the commencement of any Proceeding pursuant to this Section 8.14 or anything set forth in this Section 8.14 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article 7.
8.15 Matters Concerning Acquisition Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of Parent (on behalf of itself and its Subsidiaries and each of its controlled Affiliates) and the Company (on behalf of itself and its Subsidiaries and each of its controlled Affiliates) hereby:
(a) agrees that any Proceeding, whether in law or in equity, whether in Contract, in tort or otherwise, involving any Acquisition Financing Related Party in any way arising out of or relating to this Agreement, any Acquisition Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (any such Proceeding, an “Acquisition Financing Related Proceeding”) shall be subject to the exclusive jurisdiction of, and shall be brought exclusively in, the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court thereof, and irrevocably and unconditionally submits, for itself and its property, with respect to any Acquisition Financing Related Proceeding, to the exclusive jurisdiction of, and to venue in, any such court;
(b) agrees not to bring or support, or permit any of its Affiliates to bring or support, any Acquisition Financing Related Proceeding in any forum other than the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court thereof;
(c) irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Acquisition Financing Related Proceeding, (i) any claim that it is not personally subject to the jurisdiction of any such court for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any Proceeding commenced in any such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (iii) that (A) any Acquisition Financing Related Proceeding in any such court is brought in an inconvenient forum or (B) the venue of any Acquisition Financing Related Proceeding is improper and (iv) that a final judgment in any such Acquisition Financing Related Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law;
(d) agrees that any Acquisition Financing Related Proceeding shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws that would result in the application of the law of any other state;
(e) expressly and irrevocably waives to the fullest extent permitted by Law, all right to a jury trial with respect to any Acquisition Financing Related Proceeding;
(f) agrees that none of the Acquisition Financing Related Parties will have any obligation or liability (including any special, consequential, punitive or indirect damages), on any theory of liability, to the Company or any of its Affiliates, and neither the Company nor any of its Affiliates shall have any rights or claims against any of the Acquisition Financing Related Parties, in each case, in any way arising out of or relating to this Agreement, any Acquisition Financing or any of the other transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract, in tort or otherwise;

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(g) agrees that, notwithstanding anything to the contrary in Section 8.9 or elsewhere in this Agreement, the Acquisition Financing Related Parties are express third-party beneficiaries of, and may rely upon and enforce, this Section 8.15; and
(h) agrees that the provisions in this Section 8.15 and the definitions of “Acquisition Financing”, “Acquisition Financing Related Parties” and “Acquisition Financing Sources” (and any other definition set forth in, or any other provision of, this Agreement to the extent that an amendment, waiver or other modification of such definition or other provision would amend, waive or otherwise modify the substance of this Section 8.15 or such definitions) shall not be amended, waived or otherwise modified, in each case, in any way adverse to the Acquisition Financing Related Parties in any material respect without the prior written consent of the Acquisition Financing Sources.
Notwithstanding anything to the contrary set forth herein, nothing in this Section 8.15 shall in any way limit or modify the rights and obligations of the Parties under this Agreement or any Acquisition Financing Sources obligations to Parent (or any of its Subsidiaries, including the Merger Subs), under any financing commitment letter or the definitive financing agreements.
(Remainder of Page Intentionally Left Blank)

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
IN WITNESS WHEREOF, Parent, Merger Sub 1, Merger Sub 2 and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ALLEGIANT TRAVEL COMPANY

By:	/s/ Gregory C. Anderson
	Name:	Gregory C. Anderson
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

MIRAGE MERGER SUB, INC.

By:	/s/ Robert J. Neal
	Name:	Robert J. Neal
	Title:	President & Chief Financial Officer

SAWDUST MERGER SUB, LLC

By:	/s/ Robert J. Neal
	Name:	Robert J. Neal
	Title:	President & Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

SUN COUNTRY AIRLINES HOLDINGS, INC.

By:	/s/ Jude Bricker
	Name:	Jude Bricker
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Annex B

745 Seventh Avenue New York, NY 10019 United States

CONFIDENTIAL
January 11, 2026
Board of Directors
Allegiant Travel Company
1201 North Town Center Drive
Las Vegas, Nevada 89144
Members of the Board of Directors:
We understand that Allegiant Travel Company, a Nevada corporation (the “Company”), intends to enter into a transaction (the “Proposed Transaction”) with Sun Country Airlines Holdings, Inc., a Delaware corporation (“Sun Country”), Mirage Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub 1”) and Sawdust Merger Sub, LLC, a Nevada limited liability company and a direct, wholly owned subsidiary of the Company (“Merger Sub 2”), pursuant to which (i) Merger Sub 1 will be merged with and into Sun Country (the “First Merger”), with Sun Country surviving the First Merger as a direct, wholly owned subsidiary of the Company, (ii) immediately following the First Merger, Sun Country will be merged with and into Merger Sub 2 (the “Second Merger”), with Merger Sub 2 surviving the Second Merger as a direct, wholly owned subsidiary of the Company, and (iii) each share of common stock, par value $0.01 per share, of Sun Country (“Sun Country Common Stock”) issued and outstanding immediately prior to the effective time of the First Merger (other than shares of Sun Country Common Stock to be cancelled pursuant to the Agreement (as defined below) or Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive from the Company (a) $4.10 in cash, without interest (the “Per Share Cash Consideration”) and (b) 0.1557 shares of common stock, par value $0.001 per share (“Company Common Stock”), of the Company (the “Per Share Stock Consideration,” together with the Per Share Cash Consideration and any cash in lieu of fractional shares to be paid and issued pursuant to the Agreement, the “Consideration”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger (the “Agreement”) by and among the Company, Merger Sub 1, Merger Sub 2 and Sun Country. The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.
We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Consideration to be paid by the Company pursuant to the First Merger. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration paid in the Proposed Transaction or otherwise. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.
In arriving at our opinion, we reviewed and analyzed: (1) the Agreement, dated as of January 11, 2026 and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company and Sun Country that we believe to be relevant to our analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, Sun Country’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Sun Country’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025, June 30, 2025 and September 30, 2025; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections and net operating loss utilization projections of the Company prepared by management of the Company (the “Company Projections”); (4) financial and operating information with respect to the business, operations and prospects of Sun Country furnished to us by Sun Country, including financial projections and net operating loss utilization projections of Sun Country prepared by management of Sun Country, as reviewed and approved for our use by the Company (the “Sun Country Projections”); (5) financial projections of the Company pro forma for the

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

consummation of the Proposed Transaction prepared by management of the Company (the “Pro Forma Projections”), including cost savings, operating synergies and other strategic benefits expected by management of the Company to result from the combination of the businesses of the Company and Sun Country (collectively, the “Expected Synergies”); (6) a trading history of Company Common Stock from January 9, 2023 to January 9, 2026 and Sun Country Common Stock from January 9, 2023 to January 9, 2026 and a comparison of those trading histories with those of other companies that we deemed relevant; (7) a comparison of the historical financial results and present financial condition of the Company and Sun Country with each other and with those of other companies that we deemed relevant; and (8) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with the management of the Company and Sun Country concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.
In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon the advice and at the direction of the management of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company on a standalone basis and that the Company, on a standalone basis, will perform substantially in accordance with such projections and have relied on the Company Projections in arriving at our opinion. With respect to the Sun Country Projections, upon the advice and at the direction of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of Sun Country on a standalone basis and that Sun Country, on a standalone basis, will perform substantially in accordance with such projections and have relied on the Sun Country Projections in arriving at our opinion. With respect to the Pro Forma Projections, upon the advice and at the direction of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company pro forma for the consummation of the Proposed Transaction and that the Company following the consummation of the Proposed Transaction will perform substantially in accordance with such projections and have relied on the Pro Forma Projections in arriving at our opinion. Furthermore, upon the advice and at the direction of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates (including the Expected Synergies) or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Sun Country and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Sun Country. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which shares of Company Common Stock or Sun Country Common Stock would trade following the announcement or consummation of the Proposed Transaction.
We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.
Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, the Consideration to be paid by the Company pursuant to the First Merger is fair to the Company from a financial point of view.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.

We are acting as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement and the rendering of this opinion. We have performed various investment banking services for the Company and Sun Country in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (a) for the Company, (i) in July 2025, acted as financial advisor to the Company in connection with its sale of Sunseeker Resort Charlotte Harbor and (ii) an affiliate of Barclays Capital Inc. is currently a lender to the Company, and (b) for Sun Country (i) in February 2025, acted as underwriter on a registered secondary offering of shares of Sun Country and (ii) in November 2024, acted as agent in facilitating an unregistered secondary offering of shares of Sun Country.
Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Sun Country for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.
This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

BARCLAYS CAPITAL INC.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Annex C
200 West Street | New York, NY 10282-2198
Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

January 11, 2026

Board of Directors
Sun Country Airlines Holdings, Inc.
2005 Cargo Rd.
Minneapolis, MN 55450
Ladies and Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to the holders (other than Allegiant Travel Company (“Allegiant”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sun Country Airlines Holdings, Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of January 11, 2026 (the “Agreement”), by and among Allegiant, Mirage Merger Sub, Inc., a direct wholly owned subsidiary of Allegiant (“Merger Sub 1”), Sawdust Merger Sub, LLC, a direct wholly owned subsidiary of Allegiant (“Merger Sub 2”), and the Company. The Agreement provides that Merger Sub 1 will be merged with and into the Company (the “First Merger”), with the Company surviving as a direct wholly owned subsidiary of Allegiant (the “Surviving Corporation”), and, immediately following the First Merger, that the Surviving Corporation will be merged with and into Merger Sub 2 (the “Second Merger”), with Merger Sub 2 surviving as a direct wholly owned subsidiary of Allegiant. As a result of the First Merger, each Share issued and outstanding immediately prior to the effective time of the First Merger (other than (i) Shares held in the treasury of the Company, (ii) Shares owned of record by Allegiant, Merger Sub 1 or Merger Sub 2 or any of their respective wholly owned subsidiaries and (iii) Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive 0.1557 shares of common stock, par value $0.001 per share, of Allegiant (“Allegiant Common Stock”) (the “Stock Consideration”), and $4.10 in cash (the “Cash Consideration”, together with the Stock Consideration, the “Consideration”).
Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting, lending, and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Allegiant, any of their respective affiliates and third parties, including affiliates of Maurice Gallagher, a significant shareholder of Allegiant, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. Goldman Sachs & Co. LLC and/or its affiliates may in the future provide financial advisory and/or underwriting services to the Company, Allegiant, Maurice Gallagher, and their respective affiliates for which Goldman Sachs Investment Banking may receive compensation.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Board of Directors
Sun Country Airlines Holdings, Inc.
January 11, 2026

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports on Form 10-K of the Company for the four years ended December 31, 2024; the Registration Statement of the Company on Form S-1 (File No. 333-252858), including the prospectus contained therein, as amended, declared effective by the Securities and Exchange Commission on March 16, 2021, relating to the initial public offering of the Shares; Annual Reports on Form 10-K of Allegiant for each of the five years ended December 31, 2024; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Allegiant; certain other communications from the Company and Allegiant to their respective stockholders; certain publicly available research analyst reports for the Company and Allegiant; certain internal financial analyses and forecasts for Allegiant standalone prepared by its management; certain internal financial analyses and forecasts for the Company prepared by its management and certain financial analyses and forecasts for Allegiant pro forma for the Transaction prepared by the management of the Company, in each case, as approved for our use by the Company (the “Forecasts”), including certain operating synergies projected, jointly, by the management of the Company and Allegiant to result from the Transaction, as approved for our use by the Company (the “Synergies”); and certain net operating loss carryforwards of the Company, as prepared by the management of the Company and approved for our use by the Company (the “NOL Forecasts”). We have also held discussions with members of the senior managements of the Company and Allegiant regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Allegiant; reviewed the reported price and trading activity for the Shares and shares of Allegiant Common Stock; compared certain financial and stock market information for the Company and Allegiant with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the airline industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, and the NOL Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Allegiant or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Allegiant or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Board of Directors
Sun Country Airlines Holdings, Inc.
January 11, 2026

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Allegiant and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement, the Company’s Tax Receivable Agreement (as defined in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024) (the “TRA”) or Transaction, or any term or aspect of any other agreement or instrument contemplated by the Agreement or TRA or entered into or amended in connection with the Transaction, including, any allocation of the Consideration, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Allegiant and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Allegiant Common Stock or the Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Allegiant or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Allegiant or the ability of the Company or Allegiant to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than Allegiant and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.
Very truly yours,

(GOLDMAN SACHS & CO. LLC)

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Annex D
Section 262 of the General Corporation Law of the State of Delaware
Delaware General Corporation Law
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(4) [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger,

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers.
Allegiant’s articles of incorporation provide that directors of Allegiant will not be personally liable for monetary damages to the Company for certain breaches of fiduciary duty as directors to the fullest extent allowable by Nevada law. Under Nevada law, subject to specified exceptions (including approval of certain dividends or distributions), or unless the articles of incorporation provide for greater individual liability, a director or officer is not individually liable to Allegiant or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer other than in circumstances where (i) the director or officer has failed to act in good faith, on an informed basis and with a view to the interests of the corporation, (ii) the act or failure to act of the director or officer is proven to have been a breach of his or her fiduciary duties as a director or officer, and (iii) such breach is proven to have involved intentional misconduct, fraud, or a knowing violation of law. Directors and officers, in deciding upon matters of business, are presumed to act in good faith, on an informed basis and with a view to the interests of the corporation; that presumption must be rebutted for a director or officer to be individually liable. In appropriate circumstances, equitable remedies or non-monetary relief, such as an injunction, may remain available to a stockholder seeking redress from any such violation.
Allegiant also has the obligation, pursuant to Article Ten of the Allegiant bylaws and under certain indemnification agreements, to indemnify any officer or director of Allegiant for all expenses actually and reasonably incurred by them in connection with any legal action brought or threatened against such person for or on account of any action or omission alleged to have been committed because such person was an officer or director, if the person acted in good faith and in a manner which the person believed to be in, or believed was not opposed to, the best interests of Allegiant and, with respect to criminal actions, such person had no reasonable cause to believe his conduct was unlawful; provided that such indemnification shall not be made if a final adjudication establishes such person's acts or omissions involved intentional misconduct, fraud, or a knowing violation of law and was material to the cause of action. Allegiant also maintains liability insurance for its directors and officers in order to limit its exposure to liability for indemnification of such persons. These provisions may be held not to be enforceable for certain violations of the federal securities laws of the United States.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
Item 21.	Exhibits and Financial Statement Schedules.

Incorporated by Reference
Exhibit No.	Exhibit Description	Form	Date	Number	Filed Herewith
2.1
Agreement and Plan of Merger, dated as of January 11, 2026, by and among Allegiant Travel Company, Mirage Merger Sub, Inc., Sawdust Merger Sub, LLC, and Sun Country Airlines Holdings, Inc. (attached as Annex A to this joint proxy statement/prospectus which forms part of this registration statement)^
X
3.1	Articles of Incorporation of Allegiant Travel Company	S-1/A	07/06/2006	3.1
3.2	By-Laws of Allegiant Travel Company	8-K	07/25/2024	3.1
5.1	Opinion of Robert B. Goldberg*
23.1	Consent of Robert B. Goldberg (included in Exhibit 5.1)*
23.2	Consent of KPMG LLP, independent registered public accounting firm of Allegiant Travel Company*
23.3	Consent of KPMG LLP, independent registered public accounting firm of Sun Country Airlines Holdings, Inc.*
24.1	Power of Attorney (included on the signature page of this registration statement)*
99.1	Consent of Barclays Capital Inc.*
99.2	Consent of Goldman Sachs & Co. LLC*
99.3	Form of Proxy Card for Special Meeting of Allegiant Travel Company*
99.4	Form of Proxy Card for Special Meeting of Sun Country Airlines Holdings, Inc.*
107	Filing Fee Table*

^
Schedules (or similar attachments) have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Allegiant hereby undertakes to furnish supplemental copies of any of the omitted schedules (or similar attachments) upon request by the U.S. Securities and Exchange Commission; provided that Allegiant may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules (or similar attachments) so furnished.

*	To be filed by amendment.
Item 22.	Undertakings.
The following undertakings are made by each of the undersigned registrants:
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of Allegiant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Allegiant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
(1)
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2)
Allegiant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(d)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Allegiant pursuant to the foregoing provisions, or otherwise, Allegiant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Allegiant of expenses incurred or paid by a director, officer, or controlling person of Allegiant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Allegiant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

CONFIDENTIAL TREATMENT REQUESTED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO 17 CFR 200.83.
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Allegiant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Las Vegas, State of Nevada, on [  ], 2026.

ALLEGIANT TRAVEL COMPANY

By:
Name:	Gregory Anderson
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gregory Anderson, Robert J. Neal and Robert B. Goldberg, or any of them, as his, her, or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his, her, or its name, place and stead, in any and all capacities, to file and sign any and all amendments to this registration statement, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	[ ], 2026
Gregory Anderson

	President and Chief Financial Officer (Principal Financial Officer)	[ ], 2026
Robert J. Neal

	Senior Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	[ ], 2026
Rebecca J. Aretos

	Chairman of the Board	[ ], 2026
Maurice J. Gallagher, Jr.

	Director	[ ], 2026
Montie Brewer

	Director	[ ], 2026
Gary Ellmer

	Director	[ ], 2026
Linda Marvin

	Director	[ ], 2026
Ponder Harrison

	Director	[ ], 2026
Sandra Douglass Morgan

	Director	[ ], 2026
Charles Pollard